Filed pursuant to Rule 424(b)(4)
Registration No. 333-143471
Registration No. 333-143893

PROSPECTUS

11,000,000 Shares

Altra Holdings, Inc.

Common Stock

We are selling 1,760,229 shares of our common stock and the stockholders identified in this prospectus are selling 9,239,771 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on The NASDAQ Global Market under the symbol “AIMC.” On June 19, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $16.77 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total

Public offering price	$16.40	$180,400,000
Underwriting discount	$.7995	$8,794,500
Proceeds to us (before expenses)	$15.6005	$27,460,453
Proceeds to selling stockholders (before expenses)	$15.6005	$144,145,047

The underwriters may also purchase up to an additional 1,650,000 shares of common stock from us and the selling stockholders, at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about June 25, 2007.

Merrill Lynch & Co.
Robert W. Baird & Co.
Jefferies & Company
KeyBanc Capital Markets

The date of this prospectus is June 20, 2007.

Altra Industrial Motion Representative Products

Electromagnetic Clutches & Brakes

Belted Drives

Speed Reducers

Adjustable Speed Drives

Heavy Duty Clutch Brake

Overrunning Clutches

Engineered Couplings

Linear Components

Engineered Bearings

Precision Couplings

Open Gearing

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should carefully read this entire prospectus, including the “Risk Factors” section and our consolidated financial statements and notes to those statements, before making an investment decision. In this prospectus, unless indicated otherwise, references to (i) the terms “Altra,” “we,” “us” and “our” refer to Altra Holdings, Inc. and its subsidiaries, (ii) the terms “pro forma” or “on a pro forma basis,” when used to describe our financial results or operations, unless the context otherwise requires, refer to our financial results or operations after giving pro forma effect to our acquisition of TB Wood’s Corporation, or TB Wood’s, which we refer to as the TB Wood’s Acquisition, and the other transactions described under “Unaudited Pro Forma Condensed Combined Financial Statements,” including the acquisition on February 10, 2006 of all the outstanding share capital of Hay Hall Holdings Limited, or Hay Hall, which we refer to as the Hay Hall Acquisition, as if they had occurred as of the applicable date for balance sheet purposes and the first day of the applicable period for results of operations purposes, (iii) any “fiscal” year refers to the year ended on December 31 of such year and (iv) “PTH,” “Colfax PT” or “Predecessor” refers to the power transmission business of Colfax Corporation, or Colfax, which is our accounting predecessor. For the definition of “EBITDA,” a reconciliation of EBITDA to a generally accepted accounting principle, or GAAP, measure, and information about the limitation of the use of this financial measure, see Note 5 in the Summary Consolidated Financial Data and Note 1 in the Selected Historical Financial and Other Data.

Our Company

We are a leading global designer, producer and marketer of a wide range of mechanical power transmission, or MPT, and motion control products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation and turf and garden. Our product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, belted drives, couplings, engineered bearing assemblies, linear components, electronic drives and other related products. Our products are used in a wide variety of high-volume manufacturing processes, where the reliability and accuracy of our products are critical in both avoiding costly down time and enhancing the overall efficiency of manufacturing operations. Our products are also used in non-manufacturing applications where product quality and reliability are especially critical, such as clutches and brakes for elevators and residential and commercial lawnmowers. For the year ended December 31, 2006, on a pro forma basis, we had net sales of $588.2 million, net income of $4.2 million and EBITDA of $70.3 million.

We market our products under well recognized and established brands, many of which have been in existence for over 50 years. We believe many of our brands, when taken together with our brands in the same product category have achieved the number one or number two position in terms of consolidated market share and brand awareness in their respective product categories. Our products are either incorporated into products sold by original equipment manufacturers, or OEMs, sold to end users directly or sold through industrial distributors.

We are led by a highly experienced management team that has established a proven track record of execution, successfully completing and integrating major strategic acquisitions and delivering significant growth in both revenue and profits. We employ a comprehensive business process called the Altra Business System, or ABS, which focuses on eliminating inefficiencies from every business process to improve quality, delivery and cost.

Our Industry

Based on industry data supplied by Penton Information Services, we estimate that industrial power transmission products generated sales in the United States of approximately $33.3 billion in 2006. These products are used to generate, transmit, control and transform mechanical energy. The industrial power transmission industry can be divided into three areas: MPT products; motors and generators; and adjustable speed drives. We compete primarily in the MPT area which, based on industry data, we estimate was a $16.7 billion market in the United States in 2006. In addition to the MPT segment, TB Wood’s also competes in the adjustable speed drives segment which we estimate was a $4.9 billion market in the United States in 2006.

The global MPT market is highly fragmented, with over 1,000 small manufacturers. While smaller companies tend to focus on regional niche markets with narrow product lines, larger companies that generate annual sales of over $100 million generally offer a much broader range of products and have global capabilities. The industry’s customer base is broadly diversified across many sectors of the economy and typically places a premium on factors such as quality, reliability, availability and design and application engineering support. We believe the most successful industry participants are those that leverage their distribution network, their products’ reputations for quality and reliability and their service and technical support capabilities to maintain attractive margins on products and gain market share.

Our Strengths

Leading Market Shares and Brand Names.  We believe we hold the number one or number two market position in key products across several of our core platforms. We are one of the leading manufacturers of industrial clutches and brakes in the world. We believe that over 50% of our sales are derived from products where we hold the number one or number two share and brand recognition, on a consolidated basis with our brands in the same product category, in the markets we serve.

Large Installed Base Supporting Aftermarket Sales.  With a history dating back to 1857 with the formation of TB Wood’s, we believe we benefit from one of the largest installed customer bases in the industry which leads to significant aftermarket replacement demand creating a recurring revenue stream. For the year ended December 31, 2006, on a pro forma basis, we estimate that approximately 46% of our revenues were derived from aftermarket sales.

Diversified End-Markets.  Our revenue base has balanced exposure across a diverse mix of end user industries, including energy, general industrial, material handling, mining, transportation and turf and garden, which helps mitigate the impact of business and economic cycles. On a pro forma basis, in 2006, no single industry represented more than 8% of our total sales, and approximately 27% of our sales were from outside North America.

Strong Relationships with Distributors and OEMs.  We have over 1,000 direct OEM customers and enjoy established, long-term relationships with the leading MPT industrial distributors, critical factors that contribute to our high base of recurring aftermarket revenues. We sell our products through more than 3,000 distributor outlets worldwide.

Experienced, High-Caliber Management Team.  We are led by a highly experienced management team with over 330 years of cumulative industrial business experience and an average of 11 years with our companies. Our CEO, Michael Hurt, has over 40 years of experience in the MPT industry, while COO Carl Christenson has over 26 years of experience.

The Altra Business System.  We benefit from an established culture of lean management emphasizing quality, delivery and cost through the ABS. ABS is at the core of our performance-driven culture and drives both our strategic development and operational improvements. We estimate that in the period from January 1, 2005 through December 31, 2006, ABS has enabled us to achieve savings of over $5 million through various initiatives.

Proven Product Development Capabilities.  Our extensive application engineering know-how drives both new and repeat sales. Our broad portfolio of products, knowledge and expertise across various MPT applications allows us to provide our customers customized solutions to meet their specific needs.

Our Business Strategy

We intend to continue to increase our sales through organic growth, expand our geographic reach and product offering through strategic acquisitions and improve our profitability through cost reduction initiatives. We seek to achieve these objectives through the following strategies:

•	Leverage Our Sales and Distribution Network. We intend to continue to leverage our relationships with our distributors to gain shelf space, further integrate our recently acquired brands with our core brands and sell new products. We seek to capitalize on customer brand preference for our products to generate pull-through aftermarket demand from our distribution channel.

•	Focus our Strategic Marketing on New Growth Opportunities. Through a systematic process that leverages our core brands and products, we seek to identify attractive markets and product niches, collect customer and market data, identify market drivers, tailor product and service solutions to specific market and customer requirements and deploy resources to gain market share and drive future sales growth.

•	Accelerate New Product and Technology Development. We are highly focused on developing new products across our business in response to customer needs in various markets. In total, we expect new products developed by us during the past three years to generate approximately $60 million in revenues in 2007.

•	Capitalize on Growth and Sourcing Opportunities in the Asia-Pacific Market. We intend to leverage our established sales offices in China, Taiwan and Singapore, as well as add representation in Japan and South Korea. We also intend to expand our manufacturing presence in Asia beyond our current plant in Shenzhen, China. During 2006, we sourced approximately 17% of our purchases from low-cost countries, resulting in average cost reductions of approximately 45% for these products. Within the next five years, we intend to utilize our sourcing office in Shanghai to significantly increase our current level of low-cost country sourced purchases. We may also consider additional opportunities to outsource some of our production from North American and Western European locations to Asia.

•	Continue to Improve Operational and Manufacturing Efficiencies through ABS. We believe we can continue to improve profitability through cost control, overhead rationalization, global process optimization, continued implementation of lean manufacturing techniques and strategic pricing initiatives. We have implemented these principles with our recent acquisitions of Hay Hall, Bear Linear and TB Wood’s and intend to apply such principles to future acquisitions.

•	Pursue Strategic Acquisitions that Complement our Strong Platform. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry. As an example, through the TB Wood’s Acquisition, we significantly enhanced our position as a leading manufacturer of MPT products by broadening our offering of flexible couplings and adding two new product groups in belted drives and electronic adjustable speed drives. We plan to continue our disciplined pursuit of other strategic acquisitions to accelerate our growth, enhance our industry leadership and create value.

Risks Related to Our Strategies

You should also consider the many risks we face that could mitigate our competitive strengths and limit our ability to implement our business strategies, including the following:

•	if we are unable to address technological advances, or introduce new or improved products to meet customer needs, we may be unable to maintain or enhance our competitive positions with customers and distributors;

•	if we are unable to continue to effectively implement our ABS operating plan, outsource parts and manufacturing from low cost countries, or introduce new cost effective manufacturing techniques, we may not continue to achieve cost savings;

•	our ability to improve or sustain operating margins as a result of cost-savings may be further impacted by cost increases in raw materials to the extent we are unable to offset any such cost increases with price increases on a timely basis;

•	the possibility that we may be unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions; and

•	as we expand our international operations we may be further subjected to risks not present in the U.S. markets such as foreign and U.S. government regulations and restrictions, tariffs and other trade barriers, foreign exchange risks and other risks related to political, economic and social instability.

Investing in our common stock involves significant risks. Our ability to attain our objectives depends upon our success in addressing risks relating to our business and the industries we serve. You should carefully consider all of the information set forth in this prospectus, including the specific factors set forth under “Risk Factors,” before deciding whether to invest in our common stock.

Our Recent Acquisition of TB Wood’s

On April 5, 2007 we acquired all of the outstanding shares of TB Wood’s for $24.80 per share, or aggregate consideration of $93.4 million. As part of the TB Wood’s Acquisition, we retired $18.6 million of TB Wood’s indebtedness, refinanced $13.0 million of TB Wood’s indebtedness and paid $9.1 million to retire options under the TB Wood’s equity plan. TB Wood’s is an established designer, manufacturer and marketer of mechanical and electronic industrial power transmission products. The TB Wood’s Acquisition significantly enhances our position as a leading manufacturer of MPT products by broadening our offering of flexible couplings and adding two new product groups in belted drives and electronic adjustable speed drives. To finance the TB Wood’s Acquisition, Altra Industrial issued $105.0 million aggregate principal amount of its 9% senior secured notes.

Our Formation and Other Transactions

The PTH Acquisition.  On November 30, 2004, we acquired our original core business through the acquisition of Power Transmission Holding LLC, or PTH, from Warner Electric Holding, Inc., a wholly-owned subsidiary of Colfax, for $180.0 million in cash. PTH was organized in June 2004 to be the holding company for a group of companies comprising the power transmission business of Colfax. We refer to our acquisition of PTH as the “PTH Acquisition.”

The Kilian Transactions.  On October 22, 2004, The Kilian Company, or Kilian, a company formed at the direction of Genstar Capital LLC, or Genstar Capital, our principal equity sponsor, acquired Kilian Manufacturing Corporation from Timken U.S. Corporation for $8.8 million in cash and the assumption of $12.2 million of debt. At the completion of the PTH Acquisition, (i) all of the outstanding shares of Kilian capital stock were exchanged for approximately $8.8 million of shares of our capital stock and Kilian and its subsidiaries were transferred to our wholly owned subsidiary, Altra Industrial Motion, Inc., or Altra Industrial, and (ii) all outstanding debt of Kilian was retired with a portion of the proceeds of the sale of Altra Industrial’s $165.0 million aggregate principal amount of 9% senior secured notes due 2011, or the 9% senior secured notes. We refer to the acquisition of Kilian Manufacturing Corporation and the related issuance of the 9% senior secured notes as the “Kilian Transactions.” See “Description of Indebtedness.”

The Hay Hall Acquisition.  On February 10, 2006, we acquired all of the outstanding share capital of Hay Hall Holdings Limited, or Hay Hall, for $50.3 million net of cash acquired. Hay Hall and its subsidiaries became our indirect wholly owned subsidiaries. We refer to our acquisition of Hay Hall as the “Hay Hall Acquisition.”

In connection with our acquisition of Hay Hall, Altra Industrial issued £33.0 million of 11 1/4% senior notes due 2013, which we refer to as the 11 1/4% senior notes or the existing senior unsecured notes. See “Description of Indebtedness.” We refer to the Hay Hall Acquisition and the issuance of £33.0 million of 11 1/4% senior notes due 2013 as the “Hay Hall Acquisition and the Other Transactions.”

The Bear Linear Acquisition.  On May 18, 2006, Altra Industrial acquired substantially all of the assets of Bear Linear LLC, or Bear Linear, for $5.0 million in cash. Approximately $3.5 million was paid at closing and the remaining $1.5 million is payable over the next two and a half years. Bear Linear manufactures high value-added linear actuators for mobile off-highway and industrial applications.

Our IPO.  On December 20, 2006, we completed an initial public offering of our common stock, and on January 4, 2007 we closed the sale of additional shares pursuant to the overallotment option, which the underwriters exercised in full. We realized gross proceeds of approximately $41.8 million and selling stockholders received gross proceeds of approximately $102.5 million through this offering. We refer to this offering as our “IPO.”

Our Corporate Information

We are a holding company and conduct our operations through Altra Industrial and its subsidiaries. We were incorporated in Delaware in 2004. Our principal executive offices are located at 14 Hayward Street, Quincy, Massachusetts 02171. Our telephone number is (617) 328-3300. Our website is located at www.altramotion.com. The information appearing on our website is not part of, and is not incorporated into, this prospectus.

Corporate Structure

We are the parent company of Altra Industrial and own 100% of Altra Industrial’s outstanding capital stock. Altra Industrial, directly or indirectly, owns 100% of the capital stock of 50 of its 52 subsidiaries.(1) The following chart illustrates a summary of our corporate structure:

(1)	TB Wood’s (India) Private Ltd. is a joint venture that is 92.05% indirectly owned by Altra Industrial and Rathi Turboflex Pty Ltd. is a joint venture that is 50% indirectly owned by Altra Industrial.

Our Principal Equity Sponsor

Genstar Capital, LLC, formed in 1988 and based in San Francisco, California, is a private equity firm that makes investments in high-quality, middle-market companies. Genstar Capital works in partnership with management as an advisor to us to create long-term value for our stockholders. Genstar Capital has over $2.5 billion of committed capital under management (including approximately $1.6 billion in Genstar Capital Partners V, L.P., which closed in May 2007) and significant experience investing with a focus on life sciences, business services and industrial technology. Current portfolio companies include American Pacific Enterprises LLC, Andros Incorporated, AXIA Health Management LLC, ConvergeOne Holdings Corp., Fort Dearborn Company, Harlan Sprague Dawley, Inc., INSTALLS inc, LLC, North American Construction Group, OnCURE Medical Corp., Panolam Industries International, Inc., International Aluminum Corporation, PRA International, Inc. (NASDAQ: PRAI), Propex Inc. and Wood’s Equipment Company. Genstar Capital’s strategy is to make control-oriented investments and acquire companies with $100 million to $1 billion in annual revenues in a variety of growth, buyout, recapitalization and consolidation transactions.

Currently, Genstar Capital Partners III, L.P. and Stargen III, L.P., which are entities controlled by Genstar Capital, own 7,058,700 shares of our common stock. Entities controlled by Genstar Capital will sell

7,058,700 shares of our common stock in this offering and thereafter will no longer beneficially own any shares of our common stock.

Trademarks

Warner Electric, Boston Gear, TB Wood’s, Kilian, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix, Inertia Dynamics, Twiflex, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd, Warner Linear and Saftek are some of our proprietary brand names and trademarks that appear in this prospectus. All other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common Stock offered by Altra Holdings, Inc	1,760,229 shares

Common Stock to be offered by the selling stockholders	9,239,771 shares. Of these shares, 232,705 shares will be sold by certain of our directors and executive officers, including our Chief Executive Officer (which amount excludes 7,058,700 shares to be sold by Genstar Capital Partners III, L.P., our largest stockholder, which has representatives who serve on our Board of Directors). See “Principal and Selling Stockholders.”

Common Stock outstanding after the offering	24,847,820 shares

Use of proceeds	We estimate our net proceeds from this offering without exercise of the over-allotment option will be approximately $26.8 million. We intend to use all of the net proceeds from this offering to purchase a portion of the outstanding 11 1/4% senior notes due 2013 pursuant to arms-length negotiations with holders of such notes. If we are unable to use all of the net proceeds to purchase the 11 1/4% senior notes due 2013, we will use the remaining net proceeds for general corporate purposes, including working capital and capital expenditures. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We do not currently intend to pay cash dividends on shares of our common stock.

NASDAQ symbol	AIMC

The number of shares of our common stock outstanding after the offering excludes shares available for issuance under future option grants under our equity incentive plan but includes restricted shares of our common stock for which the restrictions have not yet lapsed based on employee service. Unless we indicate otherwise, all information in this prospectus assumes the underwriters do not exercise their option to purchase from us and the selling stockholders up to 1,650,000 shares of our common stock to cover over-allotments.

Summary Consolidated Financial Data
(In thousands)

	Pro Forma		Historical			Combined	Period from	Predecessor
		Twelve		Twelve	Twelve	Twelve	December 1,	Eleven
	Three Months	Months	Three Months	Months	Months	Months	2004	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Through	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	November 30,
	2007(1)	2006(2)	2007	2006	2005	2004(3)	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)

Statement of Operations Data:

Net sales	$161,676	$588,166	$132,706	$462,285	$363,465	$303,662	$28,625	$275,037

Cost of sales	115,238	423,810	94,658	336,836	271,952	233,100	23,847	209,253

Gross profit	46,438	164,356	38,048	125,449	91,513	70,562	4,778	65,784

Selling, general and administrative expenses	29,630	113,437	20,827	83,276	61,579	54,294	8,973	45,321

Research and development expenses	1,294	7,449	1,294	4,938	4,683	4,325	378	3,947

Gain on curtailment of post-retirement benefit plan	—	(3,838)	—	(3,838)	—	—	—	—

Gain on sale of assets	—	—	—	—	(99)	(1,300)	—	(1,300)

Restructuring charge, asset impairment and transition expenses	793	—	793	—	—	947	—	947

Income (loss) from operations	14,721	47,308	15,134	41,073	25,350	12,296	(4,573)	16,869

Net income (loss)(4)	$1,576	$4,219	$3,768	$8,941	$2,504	$1,002	$(5,893)	$6,895

Other Financial Data:

EBITDA(5)(6)	$21,375	$70,299	$19,646	$54,828	$36,900	$19,141	$(3,654)	$22,795

Depreciation and amortization	6,607	23,847	4,465	14,611	11,533	6,993	919	6,074

Capital expenditures	1,372	14,785	1,034	9,408	6,199	3,778	289	3,489

	Altra Holdings, Inc.
	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
	(In thousands)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$11,588	$42,527	$10,060
Working capital(7)	106,597	122,191	60,409
Total assets	389,020	409,368	297,691
Total debt	208,247	229,128	173,760
Convertible preferred stock and other long-term liabilities	28,987	29,471	79,168

(1)	Reflects estimated effects of the TB Wood’s Acquisition and Related Transactions. For further discussion, see “Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2007” and accompanying Notes contained elsewhere in this prospectus.

(2)	Reflects estimated effects of the TB Wood’s Acquisition and Related Transactions and the Hay Hall Acquisition and the Other Transactions. For further discussion, see “Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006” and accompanying Notes contained elsewhere in this prospectus.

(3)	The combined results were prepared by adding the results of Altra from December 1 to December 31, 2004 to those from our Predecessor for the 11 month period ending November 31, 2004. This presentation is not in accordance with GAAP. The primary differences between our Predecessor and the successor entity are the inclusion of Kilian in the successor and the successor’s book basis has been stepped up to fair value such that the successor has additional depreciation, amortization and financing costs. The results of Kilian are included in Altra for the period from December 1, 2004 through December 31, 2004. Management believes that this combined basis presentation provides useful information for our investors footnotes continued on following page

in the comparison to Predecessor trends and operating results. The combined results are not necessarily indicative of what our results of operations would have been if the PTH Acquisition and Kilian Transactions had been consummated earlier, nor should they be construed as being a representation of our future results of operations.

(4)	Net income would have been $4.0 million, and $5.3 million for the Pro Forma Three Months Ended March 31, 2007 and Pro Forma Twelve Months Ended December 31, 2006, respectively, if we had taken into account Altra Industrial’s redemption of £11.6 million, or U.S. $22.7 million (based on an exchange rate of 1.963 U.S. Dollars to 1.0 U.K. Pounds as of February 27, 2007), of its 11 1/4% senior notes as of January 1, 2006.

(5)	EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is used by us as a performance measure. Management believes that EBITDA provides relevant information for our investors because it is useful for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our Predecessor because significant line items within our income statements such as depreciation, amortization and interest expense were significantly impacted by the PTH Acquisition. Internally, EBITDA is used as a financial measure to assess the operating performance and is an important measure in our incentive compensation plans. EBITDA has important limitations, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA does not reflect:

•	cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debts;

•	tax distributions that would represent a reduction in cash available to us; and

•	any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

The following unaudited table is a reconciliation of our net income to EBITDA (in thousands):

	Pro Forma		Historical			Combined		Predecessor
	Three	Twelve	Three	Twelve	Twelve	Twelve	Period from	Eleven
	Months	Months	Months	Months	Months	Months	December 1,	Months
	Ended	Ended	Ended	Ended	Ended	Ended	2004 Through	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	November 30,
	2007	2006	2007	2006	2005	2004	2004	2004

Net income (loss)	$1,576	$4,219	$3,768	$8,941	$2,504	$1,002	$(5,893)	$6,895

Adjustments:

Provision (benefit) for income taxes	1,100	2,572	2,265	5,797	3,349	5,240	(292)	5,532

Interest expense, net	12,092	39,661	9,148	25,479	19,514	5,906	1,612	4,294

Depreciation and amortization	6,607	23,847	4,465	14,611	11,533	6,993	919	6,074

EBITDA	21,375	70,299	19,646	54,828	36,900	19,141	(3,654)	22,795

EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, you should use EBITDA in addition to, and not as an alternative for, income (loss) from operations and net income (loss) (as determined in accordance with GAAP). Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

To compensate for the limitations of EBITDA, we utilize several GAAP measures to review our performance. These GAAP measures include, but are not limited to, net income (loss), income (loss) from operations, cash provided by (used in) operations, cash provided by (used in) investing activities and cash footnotes continued on following page

provided by (used in) financing activities. These important GAAP measures allow management to, among other things, review and understand our use of cash from period to period, compare our operations with competitors on a consistent basis and understand the revenues and expenses matched to each other for the applicable reporting period. We believe that the use of these GAAP measures, supplemented by the use of EBITDA, allows us to have a greater understanding of our performance and allows us to adapt to changing trends and business opportunities.

(6)	Includes expenses and income relating to non-cash inventory step-up costs and LIFO charges, management fees, transaction expenses associated with acquisitions, IPO expenses and loss (gain) on sale of assets and other net non-operating expenses which, if subtracted out, would result in a higher EBITDA. Inventory step-up costs accounted for $2.3 million for the twelve months ended December 31, 2006 and $1.7 million for both the twelve months ended December 31, 2005 and the period from December 1, 2004 through December 31, 2004. Inventory step-up costs accounted for $1.7 million for the combined twelve months ended December 31, 2004. Management fees consisted of $1.0 million for both the twelve months ended December 31, 2006 and December 31, 2005. Transaction fees and expenses associated with acquisitions accounted for $1.1 million, $0.8 million, $4.4 million and $4.4 million, for the pro-forma three months ended March 31, 2007, the pro-forma twelve months ended December 31, 2006, the combined twelve months ended December 31, 2004, and the period from December 1, 2004 through December 31, 2004, respectively. Loss (gain) on sale of assets and other non-operating expenses (income) accounted for $0.9 million, $(0.1) million, $(1.2) million, and $(1.2) million for the twelve months ended December 31, 2006, the twelve months ended December 31, 2005, the combined twelve months ended December 31, 2004, and the eleven months ended November 30, 2004, respectively. We also incurred IPO related expenses of $0.6 million for the twelve months ended December 31, 2006. LIFO charges accounted for $0.1 million and $0.7 million for the pro-forma three months ended March 31, 2007 and the pro-forma twelve months ended December 31, 2006, respectively. Additionally, we recorded a management services termination fee of $3.0 million during the twelve months ended December 31, 2006.

(7)	Working capital consists of total current assets less total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline significantly and you could lose some or all of your investment.

Risks Related to Our Business

We operate in the highly competitive mechanical power transmission and adjustable speed drives industries and if we are not able to compete successfully our business may be significantly harmed.

We operate in highly fragmented and very competitive markets in the MPT and adjustable speed drives industries. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, such as helical gear drives and adjustable speed drives, and some of our competitors are larger than us and have greater financial and other resources. With respect to certain of our products, we compete with divisions of our OEM customers. Competition in our business lines is based on a number of considerations, including quality, reliability, pricing, availability and design and application engineering support. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest regularly in manufacturing, customer service and support, marketing, sales, research and development and intellectual property protection. In the future we may not have sufficient resources to continue to make such investments and may not be able to maintain our competitive position within each of the markets we serve. We may have to adjust the prices of some of our products to stay competitive.

Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose market share in some of the markets in which we compete.

There is substantial and continuing pressure on major OEMs and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. As a result of cost pressures from our customers, our ability to compete depends in part on our ability to generate production cost savings and, in turn, find reliable, cost effective outside suppliers to source components or manufacture our products. If we are unable to generate sufficient cost savings in the future to offset price reductions, then our gross margin could be materially adversely affected.

Changes in general economic conditions or the cyclical nature of our markets could harm our operations and financial performance.

Our financial performance depends, in large part, on conditions in the markets that we serve and on the U.S. and global economies in general. Some of the markets we serve are highly cyclical, such as the metals, mining, industrial equipment and energy markets. In addition, these markets may experience cyclical downturns. The present uncertain economic environment may result in significant quarter-to-quarter variability in our performance. Any sustained weakness in demand or continued downturn or uncertainty in the economy generally would further reduce our sales and profitability.

We rely on independent distributors and the loss of these distributors could adversely affect our business.

In addition to our direct sales force and manufacturer sales representatives, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. We support an extensive distribution network, with over 3,000 distributor locations worldwide. Rather than serving as passive conduits for delivery of product, our independent distributors are active participants in the overall competitive dynamics in the MPT industry. During the year ended December 31, 2006, on a pro forma basis, approximately 39% of our net sales were generated through independent distributors. In particular, on a pro forma basis, sales through our largest distributor accounted for approximately 10% of our net sales for the year ended December 31, 2006. Almost all of the distributors with whom we transact business offer competitive products and services to our customers. In addition, the distribution agreements we have are typically non-exclusive and cancelable by the distributor after a short notice period. The loss of any major distributor or a substantial number of smaller distributors or an increase in the distributors’ sales of our competitors’ products to our customers could materially reduce our sales and profits.

We must continue to invest in new technologies and manufacturing techniques; however, our ability to develop or adapt to changing technology and manufacturing techniques is uncertain and our failure to do so could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously invest in new technologies and manufacturing techniques to evolve our existing products and introduce new products to meet our customers’ needs in the industries we serve and want to serve. For example, motion control products offer more precise positioning and control compared to industrial clutches and brakes. If manufacturing processes are developed to make motion control products more price competitive and less complicated to operate, our customers may decrease their purchases of MPT products.

Our products are characterized by performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to invest in improvements to our technology and manufacturing techniques to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality and availability;

•	price competitiveness;

•	technical expertise and development capability;

•	reliability and timeliness of delivery;

•	product design capability;

•	manufacturing expertise; and

•	sales support and customer service.

Our success depends on our ability to invest in new technologies and manufacturing techniques to continue to meet our customers’ changing demands with respect to the above factors. We may not be able to make required capital expenditures and, even if we do so, we may be unsuccessful in addressing technological advances or introducing new products necessary to remain competitive within our markets. Furthermore, our own technological developments may not be able to produce a sustainable competitive advantage.

Our operations are subject to international risks that could affect our operating results.

Our net sales outside North America represented approximately 27% of our total net sales for the year ended December 31, 2006 on a pro forma basis. In addition, we sell products to domestic customers for use in their products sold overseas. We also source a significant portion of our products and materials from overseas, which is increasing. Our business is subject to risks associated with doing business internationally, and our future results could be materially adversely affected by a variety of factors, including:

•	fluctuations in currency exchange rates;

•	exchange rate controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	interest rates;

•	unexpected changes in regulatory requirements;

•	changes in foreign intellectual property law;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions;

•	potential political instability and the actions of foreign governments; and

•	restrictions on our ability to repatriate dividends from our subsidiaries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could materially adversely affect our international operations and, consequently, our operating results.

Our operations depend on production facilities throughout the world, many of which are located outside the United States and are subject to increased risks of disrupted production causing delays in shipments and loss of customers and revenue.

We operate businesses with manufacturing facilities worldwide, many of which are located outside the United States including in Canada, China, France, Germany, Italy, Mexico and the United Kingdom. Serving a global customer base requires that we place more production in emerging markets to capitalize on market opportunities and cost efficiencies. Our international production facilities and operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or public health concerns, particularly in emerging countries that are not well-equipped to handle such occurrences.

Material weaknesses in our internal controls over financial reporting have been identified which could result in a decrease in the value of our common stock.

In connection with their audit of our 2006 consolidated financial statements, our independent registered public accounting firm expressed concerns that as of the date of their opinion, certain plant locations had encountered difficulty closing their books in a timely and accurate manner. Our independent registered public accounting firm informed senior management and the Audit Committee of the Board of Directors that they believe this is a material weakness in internal controls. We have actively taken steps to address this material weakness. These steps include standardizing the financial close process, providing greater corporate oversight and review as well as implementing other internal control procedures as part of our on-going Sarbanes-Oxley compliance program. We believe that with the addition of these steps we should be able to deliver financial information in a timely and accurate manner. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Sarbanes-Oxley Act of 2002 and Material Weakness in Internal Control.”

However, we cannot assure you that our efforts to correct this identified material weakness will be successful or that we will not have other weaknesses in the future. If we fail to correct the existing material weaknesses or have material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not accurately state our financial condition or results of operations. Either of those events could have an adverse effect on the value of our common stock.

If we are unable to complete our assessment as to the adequacy of our internal controls over financial reporting as of December 31, 2007 as required by Section 404 of the Sarbanes-Oxley Act of 2002, or if material weaknesses are identified and reported, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your investment and make it more difficult for us to raise capital in the future.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include in their annual reports on Form 10-K a report of management on the company’s internal controls over financial reporting, including management’s assessment of the effectiveness of the company’s internal controls over financial reporting as of the company’s fiscal year end. In addition, the accounting firm auditing a public company’s financial statements must also attest to, and report on, management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. While we will expend significant resources in developing the necessary documentation and testing procedures, fiscal 2007 will be the first year for which we must complete the assessment and undergo the attestation process required by Section 404 and there is a risk that we may not comply with all of its requirements. If we do not timely complete our assessment or if our internal controls are not designed or operating effectively as required by Section 404, our independent registered public accounting firm may either disclaim an opinion as it relates to management’s assessment of the effectiveness of its internal controls or may issue a qualified opinion on the effectiveness of our internal controls. It is possible that material weaknesses in our internal controls could be found. If we are unable to remediate any material weaknesses by December 31, 2007, our independent registered public accounting firm would be required to issue an adverse opinion on our internal controls. If our independent registered public accounting firm disclaim an opinion as to the effectiveness of our internal controls or if they render an adverse opinion due to material weaknesses in our internal controls, then investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to raise capital in the future.

We rely on estimated forecasts of our OEM customers’ needs, and inaccuracies in such forecasts could materially adversely affect our business.

We generally sell our products pursuant to individual purchase orders instead of under long-term purchase commitments. Therefore, we rely on estimated demand forecasts, based upon input from our customers, to determine how much material to purchase and product to manufacture. Because our sales are based on purchase orders, our customers may cancel, delay or otherwise modify their purchase commitments with little or no consequence to them and with little or no notice to us. For these reasons, we generally have limited visibility regarding our customers’ actual product needs. The quantities or timing required by our customers for our products could vary significantly. Whether in response to changes affecting the industry or a customer’s specific business pressures, any cancellation, delay or other modification in our customers’ orders could significantly reduce our revenue, impact our working capital, cause our operating results to fluctuate from period to period and make it more difficult for us to predict our revenue. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business and we may purchase too much inventory and spend more capital than expected.

The materials used to produce our products are subject to price fluctuations that could increase costs of production and adversely affect our profitability.

The materials used to produce our products, especially copper and steel, are sourced on a global or regional basis and the prices of those materials are susceptible to price fluctuations due to supply and demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. On a pro forma basis for the year ended December 31, 2006, approximately 57% of our cost of goods sold consisted of the purchase of raw materials required for our manufacturing processes. From the first quarter of 2004 to the first quarter of 2007, the average price of copper and steel has increased approximately 135% and 39%, respectively. If we are unable to continue to pass a substantial portion of such price increases on to our customers on a timely basis, our future profitability may be materially and adversely affected. In addition, passing through these costs to our customers may also limit our ability to increase our prices in the future.

We face potential product liability claims relating to products we manufacture or distribute, which could result in our having to expend significant time and expense to defend these claims and to pay material claims or settlement amounts.

We face a business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently have several product liability claims against us with respect to our products. Although we currently maintain product liability insurance coverage, we may not be able to obtain such insurance on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or our ability to make payments under our debt obligations when due. In addition, we believe our business depends on the strong brand reputation we have developed. In the event that our reputation is damaged, we may face difficulty in maintaining our pricing positions with respect to some of our products, which would reduce our sales and profitability.

We may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, which could seriously impact our operations and the profitability of our business.

As of April 30, 2007, we had approximately 3,450 full time employees, of whom approximately 44% were employed outside the United States. Approximately 400 of our North American employees and 45 of our employees in Scotland are represented by labor unions. In addition, our employees in Europe are generally represented by local and national social works councils that hold discussions with employer industry associations regarding wage and work issues every two to three years. Our European facilities, particularly those in France and Germany, may participate in such discussions and be subject to any agreements reached with employees.

Our four U.S. collective bargaining agreements will expire on August 10, 2007, September 19, 2007, June 2, 2008 and February 1, 2009. We may be unable to renew these agreements on terms that are satisfactory to us, if at all. In addition, two of our four U.S. collective bargaining agreements contain provisions for additional, potentially significant, lump-sum severance payments to all employees covered by the agreements who are terminated as the result of a plant closing and one of our collective bargaining agreements contains provisions restricting our ability to terminate or relocate operations. Additionally, approximately 94 employees in the TB Wood’s production facilities in Mexico are unionized under collective bargaining agreements that are subject to annual renewals.

If our unionized workers or those represented by a works council were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations. Such disruption could interfere with our ability to deliver products on a timely basis and could have other negative effects, including decreased productivity and increased labor costs. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected. Many of our direct and indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are used and could cause cancellation of purchase orders with us or otherwise result in reduced revenues from these customers.

Changes in employment laws could increase our costs and may adversely affect our business.

Various federal, state and international labor laws govern our relationship with employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates paid, leaves of absence, mandated health and other benefits, and citizenship requirements. Significant additional government-imposed increases or new requirements in these areas could materially affect our business, financial condition, operating results or cash flow.

In the event our employee-related costs rise significantly, we may have to curtail the number of our employees or shut down certain manufacturing facilities. Any such actions would be not only costly but could also materially adversely affect our business.

We depend on the services of key executives, the loss of whom could materially harm our business.

Our senior executives are important to our success because they are instrumental in setting our strategic direction, operating our business, maintaining and expanding relationships with distributors,

identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business until a suitable replacement could be found. We believe that our senior executives could not easily be replaced with executives of equal experience and capabilities. Although we have entered into employment agreements with certain of our key domestic executives, we cannot prevent our key executives from terminating their employment with us. We do not maintain key person life insurance policies on any of our executives.

If we lose certain of our key sales, marketing or engineering personnel, our business may be adversely affected.

Our success depends on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. If certain of these key personnel were to terminate their employment with us, we may experience difficulty replacing them, and our business could be harmed.

We are subject to environmental laws that could impose significant costs on us and the failure to comply with such laws could subject us to sanctions and material fines and expenses.

We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. From time to time our operations may not be in full compliance with the terms and conditions of our permits. We periodically review our procedures and policies for compliance with environmental laws and requirements. We believe that our operations generally are in material compliance with applicable environmental laws, requirements and permits and that any lapses in compliance would not be expected to result in us incurring material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws, and requirements and permits have not been material; however, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations, or permits could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation. As a practical matter, however, the costs of investigation and remediation generally are allocated among the viable responsible parties on some form of equitable basis. Liability also may include damages to natural resources. We have not been notified that we are a potentially responsible party in connection with any sites we currently or formerly owned or operated or for liability at any off-site waste disposal facility.

However, there is contamination at some of our current facilities, primarily related to historical operations at those sites, for which we could be liable for the investigation and remediation under certain environmental laws. The potential for contamination also exists at other of our current or former sites, based on historical uses of those sites. We currently are not undertaking any remediation or investigations and our costs or liability in connection with potential contamination conditions at our facilities cannot be predicted at this time because the potential existence of contamination has not been investigated or not enough is known about the environmental conditions or likely remedial requirements. Currently, other parties with contractual liability are addressing or have plans or obligations to address those contamination conditions that may pose a material risk to human health, safety or the environment. In addition, while we attempt to evaluate the risk of liability associated with our facilities at the time we acquire them, there may be environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired which could have a material adverse effect on our business.

We are being indemnified, or expect to be indemnified by third parties subject to certain caps or limitations on the indemnification, for certain environmental costs and liabilities associated with certain owned or operated sites. Accordingly, based on the indemnification and the experience with similar sites of the environmental consultants who we have hired, we do not expect such costs and liabilities to have a material adverse effect on our business, operations or earnings. We cannot assure you, however, that those third parties will in fact satisfy their indemnification obligations. If those third parties become unable to, or otherwise do not, comply with their respective indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to these indemnities, we could become subject to significant liabilities.

We face additional costs associated with our post-retirement and post-employment obligations to employees which could have an adverse effect on our financial condition.

As part of the PTH Acquisition, we agreed to assume pension plan liabilities for active U.S. employees under the Retirement Plan for Power Transmission Employees of Colfax and the Ameridrives International Pension Fund for Hourly Employees Represented by United Steelworkers of America, Local 3199-10, collectively referred to as the Prior Plans. We have established a defined benefit plan, the Altra Industrial Motion, Inc. Retirement Plan or New Plan, mirroring the benefits provided under the Prior Plans. The New Plan accepted a spin-off of assets and liabilities from the Prior Plans, in accordance with Section 414(l) of the Internal Revenue Code, or the Code, with such assets and liabilities relating to active U.S. employees as of the closing of the PTH Acquisition. Given the funded status of the Prior Plans and the asset allocation requirements of Code Section 414(l), liabilities under the New Plan greatly exceed the assets that were transferred from the Prior Plans. The accumulated benefit obligation (not including accumulated benefit obligations of non-U.S. pension plans in the amount of $3.4 million) was approximately $22.7 million as of December 31, 2006 while the fair value of plan assets was approximately $11.0 million as of December 31, 2006. As the New Plan has a considerable funding deficit, the cash funding requirements are expected to be substantial over the next several years, and could have a material adverse effect on our financial condition. As of March 31, 2007, funding requirements were estimated to be $2.8 million for the remainder of 2007, $2.5 million in 2008 and $1.9 million annually thereafter until 2011. These amounts are based on actuarial assumptions and actual amounts could be materially different.

Additionally, as part of the PTH Acquisition, we agreed to assume all pension plan liabilities related to non-U.S. employees. The accumulated benefit obligations of non-U.S. pension plans were approximately $3.4 million as of December 31, 2006. There are no assets associated with these plans.

Finally, as part of the PTH Acquisition, we also agreed to assume all post-employment and post-retirement welfare benefit obligations with respect to active U.S. employees. The benefit obligation for post-retirement benefits, which are not funded, was approximately $3.3 million as of March 31, 2007.

For a description of the post-retirement and post-employment costs, see Note 9 to our audited financial statements included elsewhere in this prospectus.

Our future success depends on our ability to integrate acquired companies and manage our growth effectively.

Our growth through acquisitions has placed, and will continue to place, significant demands on our management, operational and financial resources. Realization of the benefits of acquisitions often requires integration of some or all of the acquired companies’ sales and marketing, distribution, manufacturing, engineering, finance and administrative organizations. Integration of companies demands substantial attention from senior management and the management of the acquired companies. In addition, we will continue to pursue new acquisitions, some of which could be material to our business if completed. We may not be able to integrate successfully our recent acquisitions, including TB Wood’s, or any future acquisitions, operate these acquired companies profitably, or realize the potential benefits from these acquisitions.

We may not be able to protect our intellectual property rights, brands or technology effectively, which could allow competitors to duplicate or replicate our technology and could adversely affect our ability to compete.

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as on license, non-disclosure, employee and consultant assignment and other agreements and domain names registrations in order to protect our proprietary technology and rights. Applications for protection of our intellectual property rights may not be allowed, and the rights, if granted, may not be maintained. In addition, third parties may infringe or challenge our intellectual property rights. In some cases, we rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. In addition, in the ordinary course of our operations, we pursue potential claims from time to time relating to the protection of certain products and intellectual property rights, including with respect to some of our more profitable products. Such claims could be time consuming, expensive and divert resources. If we are unable to maintain the proprietary nature of our technologies or proprietary protection of our brands, our ability to market or be competitive with respect to some or all of our products may be affected, which could reduce our sales and profitability.

Goodwill comprises a significant portion of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be materially and adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and other intangibles annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. Reduction in net income resulting from the write down or impairment of goodwill would affect financial results. We expect to recognize additional goodwill in connection with the TB Wood’s Acquisition. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Unplanned repairs or equipment outages could interrupt production and reduce income or cash flow.

Unplanned repairs or equipment outages, including those due to natural disasters, could result in the disruption of our manufacturing processes. Any interruption in our manufacturing processes would interrupt our production of products, reduce our income and cash flow and could result in a material adverse effect on our business and financial condition.

Our operations are highly dependent on information technology infrastructure and failures could significantly affect our business.

We depend heavily on our information technology, or IT, infrastructure in order to achieve our business objectives. If we experience a problem that impairs this infrastructure, such as a computer virus, a problem with the functioning of an important IT application, or an intentional disruption of our IT systems by a third party, the resulting disruptions could impede our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on our business in the ordinary course. Any such events could cause us to lose customers or revenue and could require us to incur significant expense to eliminate these problems and address related security concerns.

Our leverage could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.

We have incurred indebtedness that is substantial relative to our stockholders’ investment. As of April 30, 2007, we had approximately $334.0 million of indebtedness outstanding and $25.3 million available under lines of credit. Our indebtedness has important consequences; for example, it could:

•	make it more challenging for us to obtain additional financing to fund our business strategy and acquisitions, debt service requirements, capital expenditures and working capital;

•	increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

•	make it difficult for us to fulfill our obligations under our credit and other debt agreements;

•	limit our flexibility in planning for, or reacting to, changes in our business and our markets; and

•	place us at a competitive disadvantage relative to our competitors that have less debt.

Substantially all of our assets have been pledged as collateral against any outstanding borrowings under the credit agreements, or the Credit Agreements, governing our senior revolving credit facility and the credit facility we entered into in connection with the TB Wood’s Acquisition, or the TB Wood’s senior secured credit facility. In addition, the Credit Agreements require us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. If an event of default under the Credit Agreements, then the lenders could declare all amounts outstanding under the senior revolving credit facility and the TB Wood’s senior secured credit facility, together with accrued interest, to be immediately due and payable. In addition, our senior revolving credit facility, the TB Wood’s senior secured credit facility and the indentures governing the 9% senior secured notes and 11 1/4% senior notes have cross-default provisions such that a default under any one would constitute an event of default in any of the others.

We are subject to tax laws and regulations in many jurisdictions and the inability to successfully defend claims from taxing authorities related to our current or acquired businesses could adversely affect our operating results and financial position.

We conduct business in many countries, which requires us to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the subjectivity of tax laws between those jurisdictions as well as the subjectivity of factual interpretations, our estimates of income tax liabilities may differ from actual payments or assessments. Claims from taxing authorities related to these differences could have an adverse impact on our operating results and financial position.

Risks Related to this Offering

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, war and incidents of terrorism and acts of God could reduce the market price of our common stock notwithstanding our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors and, in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the public offering price.

Furthermore, following periods of market volatility in the price of a company’s securities, security holders have sometimes instituted class action litigation. If the market value of our stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We intend to use all of the net proceeds from this offering to purchase the outstanding 11 1/4% senior notes pursuant to arms-length negotiations with holders of such notes. If we are unable to use all of the net proceeds to purchase a portion of the 11 1/4% senior notes, we will use the remaining net proceeds for general corporate purposes, including working capital and capital expenditures. The proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Following this offering, Genstar Capital Partners III, L.P. and Stargen III, L.P. (together, the Genstar Funds) will no longer have a beneficial interest in our common stock and this may result in a change of control and possible default under the terms of our indentures.

Under the terms of the indentures governing the 9% senior secured notes and 11 1/4% senior notes, a change of control will result if Genstar Capital, L.P. or its affiliates no longer owns any shares of our common stock and any person or entity other than Genstar Capital, L.P. or its affiliates owns more than 35% of the shares of our common stock. After this offering, the Genstar Funds will no longer have any beneficial interest in our common stock. If a person or entity owns more than 35% of the shares of our common stock, we would be required to repurchase all of the outstanding 9% senior secured notes and 11 1/4% senior notes at 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, and additional interest. We may not have sufficient funds available at the time of a change of control to repurchase all of the notes, and so, we will be in default under the indentures.

A substantial number of our shares of common stock may be sold in the public market by our principal stockholders, which could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.

Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity or equity-related securities at a time and price that we deem appropriate. Such sales could create public perception of difficulties or problems with our business.

Upon completion of this offering, we will have 24,847,820 shares of common stock issued and outstanding and no options to purchase shares of our common stock. All of the shares we and the selling stockholders are selling in this offering, plus any shares sold by us upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our affiliates. Upon completion of this offering, 2,347,820 shares of our common stock will be restricted or controlled securities within the meaning of Rule 144 under the Securities Act. The rules affecting the sale of these securities are summarized under “Shares Eligible for Future Sale.”

Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of 90 days from the date of this prospectus. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earning release or material news or a material event relating to our business occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to decline.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments or for other reasons. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. We may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Because we have not paid dividends in the past and do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

We have no present plans to pay cash dividends to our stockholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and capital requirements, and business conditions. In addition, the Credit Agreements governing the senior revolving credit facility and the TB Wood’s senior secured credit facility and the indentures governing the 9% senior secured notes and 11 1/4% senior notes contain covenants limiting the payment of cash dividends. Consequently, you should not rely on dividends in order to receive a return on your investment.

INDUSTRY AND MARKET DATA

Market and industry data included in this prospectus, including all market share and market size data about the energy, general industrial, material handling, mining, transportation and turf and garden markets, mechanical power transmission and motion control industry, and other markets for mechanical power transmission and motion control products, as well as our position and the position of our competitors within these markets, including our products relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Data herein related to TB Wood’s is based on information received from TB Wood’s. References herein to our being a leader in a market or product category refers to our belief that we have a leading market share position in each specified market, unless the context otherwise requires, and do not take into account competitive products outside our industry. Statements in this prospectus relating to our market share do not include data for products that are produced internally by other vertically integrated manufacturers.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information generally located under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These forward-looking statements generally relate to our strategies, plans and objectives for, and potential results of, future operations and are based upon management’s current plans and beliefs or current estimates of future results or trends. Whenever you read a statement that is not solely a statement of historical fact, such as when we state that we “believe,” “expect,” “anticipate” or “plan” that an event will occur and other similar statements, you should understand that our expectations may not be correct, although we believe they are reasonable, and that our plans may change. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in this prospectus will continue.

Forward-looking statements regarding management’s present plans or expectations for new product offerings, capital expenditures, increasing sales, cost-saving strategies and growth involve risks and uncertainties relative to return expectations, allocation of resources and changing economic or competitive conditions, which could cause actual results to differ from present plans or expectations and such differences could be material. Similarly, forward-looking statements regarding management’s present expectations for operating results and cash flow involve risks and uncertainties relative to these and other factors including:

•	competitive factors in the industry in which we operate;

•	changes in general economic conditions and the cyclical nature of the markets in which we operate;

•	our dependence on our distribution network;

•	our ability to invest in, develop or adapt to changing technologies and manufacturing techniques;

•	international risks on our operations;

•	loss of our key management;

•	increase in litigation, including product liability claims;

•	our substantial indebtedness;

•	impact of a change of control; and

•	other factors that are described under “Risk Factors.”

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. The forward-looking statements contained in this prospectus are current as of the date of the prospectus. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $26.8 million, after deducting underwriting discounts and commissions and other estimated expenses of $2.1 million payable by us. This estimate is based on our public offering price of $16.40 per share. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We intend to use all of the net proceeds from this offering to purchase a portion of the outstanding 11 1/4% senior notes due 2013 pursuant to arms-length negotiations with holders of such notes. If we are unable to use all of the net proceeds to purchase the 11 1/4% senior notes due 2013, we will use the remaining net proceeds for general corporate purposes, including working capital and capital expenditures.

PRICE RANGE OF OUR COMMON STOCK

Our common stock, $0.001 par value per share, is quoted on the Nasdaq Global Market under the symbol “AIMC.” The following table sets forth the high and low sales prices per share of our common stock for the period indicated, as reported on the Nasdaq Global Market.

	High	Low

Quarter ending March 31, 2007	$16.87	$13.71

As of June 19, 2007, the closing sale price of our common stock as reported on the Nasdaq Global Market was $16.77 per share. As of June 19, 2007, there were 25 holders of record of our common stock, not including beneficial owners of shares registered in nominee or “street name” on such date.

DIVIDEND POLICY

We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future, and the Credit Agreements governing the senior revolving credit facility and the TB Wood’s senior secured credit facility and the indentures governing the 9% senior secured notes and 11 1/4% senior notes limit our ability to pay dividends or other distributions on our common stock. See “Description of Indebtedness.” We may incur other obligations in the future that will further limit our ability to pay dividends. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the TB Wood’s Acquisition and Related Transactions and this offering. In addition, the table reflects the redemption of a portion of our 11 1/4% senior notes and estimated prepayment premiums and other non cash related charges totaling $4.0 million.

The table below should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(Unaudited)
	(In thousands)

Senior revolving credit facility(1)	$—	$—
TB Wood’s senior secured credit facility(2)	—	13,025
9% senior secured notes(3)	165,000	270,000
11 1/4% senior notes	42,117	15,357
5.75% mortgage	2,572	2,572
Variable rate demand revenue bonds	—	5,290
Foreign term loan	—	434
Equipment financing	—	66
Capital leases and short-term bank borrowings	2,958	3,045

Total debt	$212,647	$309,789
Stockholders’ equity	83,627	106,430
Total capitalization	$296,274	$416,219

(1)	Our senior revolving credit facility has $30.0 million of borrowing capacity (including $10.0 million available for letters of credit), $27.1 million of which was available as of March 31, 2007.

(2)	TB Wood’s senior secured credit facility has $19.8 million of borrowing capacity (including $6.5 million available for letters of credit). There are no additional amounts available as of March 31, 2007 on an as adjusted basis.

(3)	As Adjusted includes the issuance by Altra Industrial of $105.0 million aggregate principal amount of its 9% senior secured notes on April 5, 2007, used to finance a portion of the TB Wood’s Acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of (i) the Hay Hall Acquisition in February 2006 and the Other Transactions, and (ii) the TB Wood’s Acquisition and Related Transactions on our financial condition and results of operations.

We have derived the historical consolidated financial data of our company for the three months ended March 31, 2007 from the unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. We have derived our historical consolidated financial data for the year ended December 31, 2006 from the audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the historical consolidated financial data of TB Wood’s for the three months ended March 30, 2007 from the unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. We have derived the historical consolidated financial data of TB Wood’s for the year ended December 31, 2006 from the audited consolidated financial statements of TB Wood’s included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet as of March 31, 2007 assumes that the TB Wood’s Acquisition and Related Transactions occurred on March 31, 2007. Hay Hall historical financial information has been reconciled from U.K. GAAP to U.S. GAAP in all periods presented and all amounts have been converted from U.K. Pounds to U.S. Dollars for the purpose of these pro forma financial statements.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 assumes that the TB Wood’s Acquisition and Related Transactions, as applicable, occurred on January 1, 2006, the beginning of our 2006 fiscal year. The information presented in the unaudited pro forma condensed combined financial statements is not necessarily indicative of our financial position or results of operations that would have occurred if the TB Wood’s Acquisition and Related Transactions had been completed as of the dates indicated, nor should it be construed as being a representation of our future financial position or results of operations.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. These adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial statements below.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and assumptions, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes, the consolidated financial statements of Hay Hall and TB Wood’s and the related notes and the other financial information included elsewhere in this prospectus.

These unaudited pro forma condensed combined financial statements do not give effect to the offering or the use of proceeds therefrom.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2007
(amounts in thousands except per share data)

	Altra	TB Wood’s
	Holdings, Inc.	Corporation
	Three Months	Three Months
	Ended	Ended
	March 31,	March 30,	Pro Forma		Pro Forma
	2007	2007(a)	Adjustments		Combined

Net sales	$132,706	$28,970	$—		$161,676
Cost of sales	94,658	20,009	571	(1)	115,238

Gross profit	38,048	8,961	(571)		46,438
Selling, general, administrative and other expenses	22,914	8,194	609	(2)	31,717

Operating profit	15,134	767	(1,180)		14,721
Interest expense, net	9,148	864	2,080	(3)	12,092
Other income, net	(47)	—	—		(47)

Income (loss) before income taxes	6,033	(97)	(3,260)		2,676
Income tax provision (benefit)	2,265	9	(1,174	)(4)	1,100

Net Income (loss)	$3,768	$(106)	$(2,086)		$1,576

Weighted average shares of common stock outstanding:
Basic	21,880	N/A	N/A		21,880
Diluted	22,878	N/A	N/A		22,878
Net income available to holders of shares of common stock per share:
Basic	$0.17	N/A	N/A		$0.07
Diluted	$0.16	N/A	N/A		$0.07

(a)	Reflects TB Wood’s unaudited consolidated Statement of Operations for the quarter ended March 30, 2007.

See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations.”

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

		Three Months
		Ended
		March 31,
		2007
		(In thousands)

(1)	Adjustment to record additional depreciation expense resulting from the adjustment to the fair value of property, plant and equipment in connection with the TB Wood’s Acquisition	$571
(2)	Adjustment to record additional amortization expense associated with the intangible assets recorded in connection with the TB Wood’s Acquisition	$609
(3)	Adjustments to interest expense as follows:
	Adjustment to record additional interest expense associated with the additional borrowings in connection with the TB Wood’s Acquisition	67
	Adjustment to eliminate interest expense associated with debt repaid in connection with the TB Wood’s Acquisition	(488)
	Adjustment to record additional interest expense associated with the issuance of the 9% senior secured notes in connection with the TB Wood’s Acquisition	2,363
	Adjustment to record the amortization of the premium associated with the issuance of the 9% senior secured notes in connection with the TB Wood’s Acquisition	(56)
	Adjustment to record additional amortization expense associated with debt issuance costs in connection with the TB Wood’s Acquisition	194

	Total pro forma adjustment	$2,080
(4)	Adjustments to record additional tax benefit of 36%	$(1,174)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2006
(amounts in thousands, except per share data)

		Hay Hall
		Holdings
		UK GAAP
		Period from
	Altra	January 1,	Hay Hall			TB Wood’s
	Holdings, Inc.	2006	Holdings			Corporation
	Year Ended	through	UK GAAP	Hay Hall	Hay Hall	Year Ended
	December 31,	February 10,	U.S. GAAP	Holdings	Holdings	December 31,	Pro Forma		Pro Forma
	2006	2006	Adjustments	U.S. GAAP	U.S. GAAP(a)	2006(b)	Adjustments		Combined

Net sales	$462,285	£4,371	£—	£4,371	$7,662	$118,935	$(716	)(1)	$588,166
Cost of sales	336,836	2,513	(1)	2,512	4,404	80,790	1,780	(2)	423,810

Gross profit	125,449	1,858	1	1,859	3,258	38,145	(2,496)		164,356
Selling, general, administrative and other operating expenses, net	84,376	1,706	(12)	1,694	2,970	28,641	1,061	(3)	117,048

Operating profit	41,073	152	13	165	288	9,504	(3,557)		47,308
Interest expense, net	25,479	111	—	111	195	3,628	10,359	(4)	39,661
Other expense net	856	—	—	—	—	—	—		856

Income (loss) before income taxes	14,738	41	13	54	93	5,876	(13,916)		6,791
Income tax expense (benefit)	5,797	13	—	13	23	1,762	(5,010	)(5)	2,572

Net income (loss)	$8,941	£28	£13	£41	$70	$4,114	$(8,906)		$4,219

Weighted average shares of common stock outstanding:
Basic	1,183	N/A	N/A	N/A	N/A	N/A	N/A		1,183
Diluted	19,525	N/A	N/A	N/A	N/A	N/A	N/A		19,525
Net income available to holders of shares of common stock per share:
Basic	$7.56	N/A	N/A	N/A	N/A	N/A	N/A		$3.57
Diluted	$0.46	N/A	N/A	N/A	N/A	N/A	N/A		$0.22

(a)	Reflects Hay Hall’s Unaudited Interim Condensed Statement of Operations on a U.S. GAAP basis after translation to U.S. dollars at an exchange rate of 1.753 U.S. Dollars to 1.0 U.K. Pounds (the average exchange rate for the six week period ended February 10, 2006).

(b)	Reflects TB Wood’s audited consolidated Statement of Operations for the year ended December 31, 2006.

See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations.”

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

		Year Ended
		December 31,
		2006
		(In thousands)

(1)	Adjustments to net sales as follows:
	Elimination of net sales of Engineered Systems of Matrix business which is included in the Hay Hall financial statements but which were not acquired by Altra	$(291)
	Elimination of intercompany sales from Hay Hall to Altra	(378)
	Elimination of intercompany sales from Altra to Hay Hall	(47)

	Total pro forma adjustment	$(716)
(2)	Adjustments to cost of sales as follows:
	Elimination of cost of sales of Engineered Systems of Matrix business which is included in the Hay Hall financial statements but which were not acquired by Altra	$(205)
	Elimination of cost of sales on intercompany sales from Hay Hall to Altra	(378)
	Elimination of cost of sales on intercompany sales from Altra to Hay Hall	(47)
	Adjustment to record additional expense to reflect a full year of depreciation expense resulting from the adjustment to the fair value of property, plant and equipment in connection with the Hay Hall Acquisition	127
	Adjustment to record additional depreciation expense resulting from the adjustment to the fair value of property, plant and equipment in connection with the TB Wood’s Acquisition	2,283

	Total pro forma adjustment	$1,780
(3)	Adjustments to selling, general, administrative and other operating expenses as follows:
	Adjustment to record additional expense to reflect a full year of amortization expense associated with the intangible assets recorded in connection with the Hay Hall Acquisition	$116
	Elimination of selling, general, administrative and other operating expenses of Engineered Systems of Matrix business which is included in the Hay Hall financial statements but which were not acquired by Altra	(156)
	Elimination of selling, general, administrative and other operating expenses of Hay Hall’s corporate office business which is included in the Hay Hall financial statements but which were not acquired by Altra	(330)
	Adjustment to record additional amortization expense associated with the intangible assets recorded in connection with the TB Wood’s Acquisition	2,436
	Elimination of additional expense related to Genstar Capital, L.P. transaction fee in connection with the Hay Hall Acquisition	(1,005)

	Total pro forma adjustment	$1,061
(4)	Adjustments to interest expense as follows:
	Elimination of historical interest expense recorded at Hay Hall	$(195)
	Adjustment to record additional amortization expense associated with debt issuance costs in connection with the Hay Hall Acquisition	47
	Adjustment to record additional interest expense associated with the notes issued to finance the Hay Hall Acquisition	756
	Adjustment to record additional interest expense associated with the borrowings under our revolving credit facility in connection with the TB Wood’s Acquisition	269
	Adjustment to record the additional interest expense associated with the issuance of the 9% senior secured notes in connection with the TB Wood’s Acquisition	9,450
	Adjustment to write-off deferred financing costs and original issue discount associated with the debt repaid in connection with the TB Wood’s Acquisition	1,800

		Year Ended
		December 31,
		2006
		(In thousands)

	Elimination of interest expense associated with debt repaid in connection with the TB Wood’s Acquisition	(2,769)
	Adjustment to record additional expense associated with the bridge financing in connection with the TB Wood’s Acquisition	450
	Adjustment to record the amortization of the premium associated with the issuance of the 9% senior secured notes in connection with the TB Wood’s Acquisition	(225)
	Adjustment to record additional amortization expense associated with debt issuance costs in connection with the TB Wood’s Acquisition	776

	Total pro forma adjustment	$10,359
(5)	Adjustments to record additional tax benefit of 36%	$(5,010)

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2007
(in thousands)

	Altra
	Holdings, Inc.	TB Wood’s	Pro Forma		Pro Forma
	Historical	Historical(a)	Adjustments		Combined

ASSETS
Current assets:
Cash and cash equivalents	$11,588	$2,034	$(12,532	)(1)	$1,090
Trade accounts receivable, net	74,246	16,862	—		91,108
Inventories, net	76,911	20,542	11,600	(2)	109,053
Deferred income taxes	6,915	153	—		7,068
Prepaid expenses	5,930	2,365	—		8,295

Total current assets	175,590	41,956	(932)		216,614
Property, plant and equipment, net	81,387	24,144	10,501	(3)	116,032
Goodwill	66,539	5,923	39,725	(4)	112,187
Intangibles assets, net	58,810	—	46,499	(5)	105,309
Deferred income taxes	2,138	—	—		2,138
Other assets	4,556	1,394	2,567	(6)	8,517

Total assets	$389,020	$73,417	$98,360		$560,797

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,312	$8,465	$—		$44,777
Accruals and other liabilities	27,801	8,254	3,255	(7)	39,310
Taxes payable	2,664	2,147	—		4,811
Deferred income taxes	1,382	506	4,176	(8)	6,064
Current portion of long-term debt	834	6,072	(4,428	)(9)	2,478

Total current liabilities	68,993	25,444	3,003		97,440
Long-term debt, less current portion and net of unaccreted discount	207,413	23,512	99,796	(10)	330,721
Deferred income taxes	7,191	290	20,519	(11)	28,000
Pension liabilities	14,505	—	—		14,505
Other post-retirement benefits	3,055	—	—		3,055
Other long term liabilities	4,236	—	—		4,236

Total liabilities	$305,393	$49,246	$123,318		$477,957

Total stockholders’ equity	83,627	24,171	(24,958	)(12)	82,840

Total liabilities and stockholders’ equity	$389,020	$73,417	$98,360		$560,797

(a)	Reflects TB Wood’s unaudited consolidated Balance Sheet as of March 30, 2007.

See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet.”

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
(in thousands)

		As of
		March 31,
		2007

(1)	Adjustment to record net cash used in connection with the TB Wood’s Acquisition	$(12,532)
(2)	Adjustment to record inventories at estimated fair value in connection with the TB Wood’s Acquisition	$11,600
(3)	Adjustment to record property, plant and equipment at estimated fair value in connection with the TB Wood’s Acquisition	$10,501
(4)	Adjustments to goodwill as follows:
	Adjustment to record initial goodwill at estimated fair value in connection with the TB Wood’s Acquisition	$45,648
	Adjustment to remove historical goodwill recorded at TB Wood’s	(5,923)

	Total pro forma adjustment	$39,725
(5)	Adjustment to record initial intangible assets (primarily customer relations and tradenames) at estimated fair value in connection with the TB Wood’s Acquisition	$46,499
(6)	Adjustments to other assets as follows:
	Adjustment to remove the deferred financing costs associated with debt that was repaid in connection with the TB Wood’s Acquisition	(1,052)
	Adjustment to record deferred debt issuance costs in connection with the TB Wood’s Acquisition	3,619

	Total pro forma adjustment	$2,567
(7)	Adjustment to record the accrual of interest from December 1, 2006 on the 9% senior secured notes issued in connection with the TB Wood’s Acquisition	$3,255
(8)	Adjustment to deferred tax liabilities, at an assumed effective tax rate of 36%, associated with the adjustment to record inventory at estimated fair value	$4,176
(9)	Adjustment to record the reclassification of short-term debt to long-term debt associated with the refinancing in connection with the TB Wood’s Acquisition	$(4,428)
(10)	Adjustments to long-term debt as follows:
	Adjustment to remove debt that was repaid in connection with the TB Wood’s Acquisition	$(14,349)
	Adjustment to record the reclassification of short-tem debt to long-term debt associated with the refinancing in connection with the TB Wood’s Acquisition	4,428
	Adjustment to record the premium received associated with the issuance of the 9% senior secured notes issued in connection with the TB Wood’s Acquisition	1,050
	Adjustment to record additional long-term borrowings in connection with the TB Wood’s Acquisition	3,667
	Adjustment to reflect the issuance of the 9% senior secured notes in connection with the TB Wood’s Acquisition	105,000

	Total pro forma adjustment	$99,796
(11)	Adjustments to deferred tax liabilities, at an assumed effective tax rate of 36%, as follows:
	Adjustment to record the deferred tax liability associated with the adjustment to record property, plant and equipment at estimated fair value	$3,780
	Adjustment to record the deferred tax liability associated with the adjustment to record initial intangible assets at estimated fair value	16,739

	Total pro forma adjustment	$20,519

		As of
		March 31,
		2007

(12)	Adjustments to stockholders’ equity as follows:
	Adjustment to remove historical equity balances of TB Wood’s	$(24,171)
	Adjustment to reflect the impact of the premium paid in connection with the TB Wood’s debt being repaid in connection with the TB Wood’s Acquisition	(337)
	Adjustment to reflect the additional expense associated with the bridge financing in connection with the TB Wood’s Acquisition	(450)
	Total pro forma adjustment	$(24,958)

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following table contains selected financial data for us for the three months ended March 31, 2007 and March 31, 2006, the years ended December 31, 2006 and December 31, 2005 and the period from inception (December 1, 2004) to December 31, 2004, and for PTH, or our Predecessor, for the period from January 1, 2004 through November 30, 2004 and for the years ended December 31, 2003 and 2002. The following should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes included elsewhere in this prospectus.

	Altra Holdings, Inc.					Predecessor
					Period from	Period from
	Three	Three	Twelve	Twelve	December 1,	January 1,	Twelve	Twelve
	Months	Months	Months	Months	2004	2004	Months	Months
	Ended	Ended	Ended	Ended	through	through	Ended	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,
	2007	2006	2006	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
	(In thousands)

Statement of Operations Data:

Net sales	$132,706	$114,784	$462,285	$363,465	$28,625	$275,037	$266,863	$253,217

Cost of sales	94,658	82,930	336,836	271,952	23,847	209,253	207,941	190,465

Gross profit	38,048	31,854	125,449	91,513	4,778	65,784	58,922	62,752

Selling, general and administrative expenses	20,827	18,727	83,276	61,579	8,973	45,321	49,513	48,303

Research and development expenses	1,294	1,204	4,938	4,683	378	3,947	3,455	3,103

Gain on curtailment of post-retirement benefit plan	—	—	(3,838)	—	—	—	—	—

Gain on sale of assets	—	—	—	(99)	—	(1,300)	—	—

Restructuring charge, asset impairment and transition expenses	793	—	—	—	—	947	11,085	27,825

Income (loss) from operations	15,134	11,923	41,073	25,350	(4,573)	16,869	(5,131)	(16,479)

Interest expense	9,148	6,441	25,479	19,514	1,612	4,294	5,368	5,489

Other expense (income)	(47)	(159)	856	(17)	—	148	465	(312)

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principles	6,033	5,641	14,738	5,853	(6,185)	12,427	(10,964)	(21,656)

Provision (benefit) for income taxes	2,265	2,437	5,797	3,349	(292)	5,532	(1,658)	2,455

Loss from disposal of discontinued, net of income taxes	—	—	—	—	—	—	—	(700)

Income (loss) from operations and disposal of discontinued operations, net of income taxes	3,768	3,204	8,941	2,504	(5,893)	6,895	(9,306)	(24,811)

Cumulative effect of change in accounting principle — goodwill impairment	—	—	—	—	—	—	—	(83,412)

Net income (loss)	$3,768	$3,204	$8,941	$2,504	$(5,893)	$6,895	$(9,306)	$(108,223)

	Altra Holdings, Inc.					Predecessor
					Period from	Period from
	Three	Three	Twelve	Twelve	December 1,	January 1,	Twelve	Twelve
	Months	Months	Months	Months	2004	2004	Months	Months
	Ended	Ended	Ended	Ended	through	through	Ended	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,
	2007	2006	2006	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Weighted average shares of common stock outstanding:

Basic	21,880	332	1,183	9	—	n/a	n/a	n/a

Diluted	22,878	19,362	19,525	18,969	—	n/a	n/a	n/a

Net income per share:

Basic	$0.17	$9.65	$7.56	$278.22	$—	n/a	n/a	n/a

Diluted	$0.16	$0.17	$0.46	$0.13	$—	n/a	n/a	n/a

	Altra Holdings, Inc.					Predecessor
	Three	Three	Twelve	Twelve	Period from	Period from	Twelve	Twelve
	Months	Months	Months	Months	December 1, 2004	January 1,	Months	Months
	Ended	Ended	Ended	Ended	through	2004 through	Ended	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,
	2007	2006	2006	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
	(In thousands)

Other Financial Data:

EBITDA(1)(2)	$19,646	$15,027	$54,828	$36,900	$(3,654)	$22,795	$3,057	$(90,732)

Depreciation and amortization	4,465	2,945	14,611	11,533	919	6,074	8,653	9,547

Capital expenditures	1,034	1,245	9,408	6,199	289	3,489	5,294	5,911

Cash flow provided by (used in):

Operating activities	(6,024)	187	11,128	12,023	5,623	3,604	(14,289)	21,934

Investing activities	(1,034)	(51,785)	(63,163)	(5,197)	(180,401)	953	(1,573)	(4,585)

Financing activities	(23,994)	46,785	83,837	(971)	179,432	(6,696)	12,746	(13,037)

	Altra Holdings, Inc.					Predecessor
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(In thousands)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$11,588	$5,322	$42,527	$10,060	$4,729	$3,163	$5,214
Working capital(3)	106,597	74,008	122,191	60,409	57,571	51,375	10,200
Total assets	389,020	369,905	409,368	297,691	299,387	174,324	173,034
Total debt	208,247	226,935	229,128	173,760	173,851	1,888	65,035
Convertible preferred stock and other long-term liabilities	28,987	73,588	29,471	79,168	76,665	62,179	62,877

(1)	EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is used by us as a performance measure. Management believes that EBITDA provides relevant information for our investors because it is useful for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our Predecessor because significant line items within our income statements such as depreciation, amortization and interest expense were significantly impacted by the PTH Acquisition. Internally, EBITDA is used as a financial measure to assess the operating performance and is an important measure in our incentive compensation plans. EBITDA has important limitations, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA does not reflect:

•	cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debts;

•	tax distributions that would represent a reduction in cash available to us; and

•	any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
footnotes continued on following page

The following unaudited table is a reconciliation of our net income to EBITDA (in thousands):

	Altra Holdings, Inc.					Predecessor
					Period from	Period from
	Three	Three	Twelve	Twelve	December 1,	January 1,	Twelve	Twelve
	Months	Months	Months	Months	2004	2004	Months	Months
	Ended	Ended	Ended	Ended	through	through	Ended	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,
	2007	2006	2006	2005	2004	2004	2003	2002

Net income (loss)	$3,768	$3,204	$8,941	$2,504	$(5,893)	$6,895	$(9,306)	$(108,223)
Adjustments:
Provision (benefit) for income taxes	2,265	2,437	5,797	3,349	(292)	5,532	(1,658)	2,455
Interest expense, net	9,148	6,441	25,479	19,514	1,612	4,294	5,368	5,489
Depreciation and amortization	4,465	2,945	14,611	11,533	919	6,074	8,653	9,547

EBITDA	$19,646	$15,027	$54,828	$36,900	$(3,654)	$22,795	$3,057	$(90,732)

EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, you should use EBITDA in addition to, and not as an alternative for, income (loss) from operations and net income (loss) (as determined in accordance with GAAP). Because not all companies use identical calculations, our presentation of EBITDA and may not be comparable to similarly titled measures of other companies. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

To compensate for the limitations of EBITDA, we utilize several GAAP measures to review our performance. These GAAP measures include, but are not limited to, net income (loss), income (loss) from operations, cash provided by (used in) operations, cash provided by (used in) investing activities and cash provided by (used in) financing activities. These important GAAP measures allow management to, among other things, review and understand our use of cash from period to period, compare our operations with competitors on a consistent basis and understand the revenues and expenses matched to each other for the applicable reporting period. We believe that the use of these GAAP measures, supplemented by the use of EBITDA, allows us to have a greater understanding of our performance and allows us to adapt to changing trends and business opportunities.

(2)	Includes expenses and income relating to non-cash inventory step-up costs, management fees, transaction expenses associated with acquisitions, IPO expenses and loss (gain) on sale of assets and other net non-operating expenses which, if subtracted out, would result in a higher EBITDA. Inventory step-up costs accounted for $2.3 million for the twelve months ended December 31, 2006 and $1.7 million for both the twelve months ended December 31, 2005, and the period from December 1, 2004 through December 31, 2004. Inventory step-up costs accounted for $1.7 million for the combined twelve months ended December 31, 2004. Management fees consisted of $1.0 million for both the twelve months ended December 31, 2006 and December 31, 2005. Transaction fees and expenses associated with acquisitions accounted for $0.6 million, $4.4 million and $4.4 million, for the twelve months ended December 31, 2006, the combined twelve months ended December 31, 2004, and the period from December 1, 2004 through December 31, 2004, respectively. Loss (gain) on sale of assets and other non-operating expenses (income) accounted for $0.9 million, $(0.1) million, $(1.2) million, and $(1.2) million for the twelve months ended December 31, 2006, the twelve months ended December 31, 2005, the combined twelve months ended December 31, 2004, and the eleven months ended November 30, 2004, respectively. We also incurred IPO related expenses of $0.6 million for the twelve months ended December 31, 2006. Additionally, we recorded a management termination fee of $3.0 million during the twelve months ended December 31, 2006.

(3)	Working capital consists of total current assets less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with “Selected Historical Financial And Other Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the financial statements and related notes included elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Cautionary Notice Regarding Forward-Looking Statements.”

Overview

We are a leading global designer, producer and marketer of a wide range of MPT and motion control products with a presence in over 70 countries. Our global sales and marketing network includes over 1,000 direct OEM customers and over 3,000 distributor outlets. Our product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, belted drives, couplings, engineered bearing assemblies, linear components, electronic drives and other related products. Our products serve a wide variety of end markets including energy, general industrial, material handling, mining, transportation and turf and garden. We primarily sell our products to a wide range of OEMs and through long-standing relationships with industrial distributors such as Motion Industries, Applied Industrial Technologies, Kaman Industrial Technologies and W.W. Grainger.

Our net sales have grown at a compound annual growth rate of approximately 20% over the last three fiscal years. We believe this growth has been a result of recent acquisitions, greater overall global demand for our products due to a strengthening economy, increased consumption in certain geographic markets such as China, expansion of our relationships with our customers and distributors and implementation of improved sales and marketing initiatives.

We improved our gross profit margin and operating profit margin every year from fiscal year 2002 through fiscal year 2006 by implementing strategic price increases, utilizing low-cost country sourcing of components, increasing our productivity and employing a more efficient sales and marketing strategy.

While the power transmission industry has undergone some consolidation, we estimate that in 2006, on a pro forma basis, the top five broad-based MPT companies represented approximately 20% of the U.S. power transmission market. The remainder of the power transmission industry remains fragmented with many small and family-owned companies that cater to a specific market niche often due to their narrow product offerings. We believe that consolidation in our industry will continue because of the increasing demand for global distribution channels, broader product mixes and better brand recognition to compete in this industry.

Key Components of Results of Operations

Net sales.  We derive revenues primarily from selling products that are either incorporated into products sold by OEMs to end-users directly or sold through industrial distributors. Although we have exclusive arrangements with less than 5% of our distributors, we believe our long history of serving the replacement part market will continue to yield recurring purchases from our customers resulting in consistent revenues. Our net sales are derived by eliminating allowances for sales returns, cash discount and other deductions from revenues.

Cost of sales.  Cost of sales includes direct expenses we incur in producing our products. This includes the amounts we pay for our raw materials, energy costs and labor expenses. Our cost of sales has increased due to increasing prices in our raw materials, energy increases and minimum wage increases. We have offset certain cost increases by passing through these costs to our customers by way of product price increases or surcharges, as well as by focusing on operating efficiencies and cost savings programs.

Selling, general and administrative expense.  Selling, general and administrative expense includes departmental costs for executive, legal and administrative services, finance, telecommunications, facilities and information technology.

Research and development expense.  Research and development expense primarily consists of personnel expenses and contract services associated with the development of our products.

History and Recent Acquisitions

Our current business began with the acquisition by Colfax of the MPT group of Zurn Technologies, Inc. in December 1996. Colfax subsequently acquired Industrial Clutch Corp. in May 1997, Nuttall Gear Corp. in July 1997 and the Boston Gear and Delroyd brands in August 1997 as part of Colfax’s acquisition of Imo Industries, Inc. In February 2000, Colfax acquired Warner Electric, Inc., which sold products under the Warner Electric, Formsprag Clutch, Stieber and Wichita Clutch brands. Colfax formed PTH in June 2004 to serve as a holding company for all of these power transmission businesses.

On November 30, 2004, we acquired our original core business through the acquisition of PTH from Colfax for $180.0 million in cash.

On October 22, 2004, The Kilian Company, or Kilian, a company formed at the direction of Genstar Capital, our principal equity sponsor, acquired Kilian Manufacturing Corporation from Timken U.S. Corporation for $8.8 million in cash and the assumption of $12.2 million of debt. At the completion of the PTH Acquisition, (i) all of the outstanding shares of Kilian capital stock were exchanged for approximately $8.8 million of shares of our capital stock and Kilian and its subsidiaries were transferred to our wholly owned subsidiary, Altra Industrial and (ii) all outstanding debt of Kilian was retired with a portion of the proceeds of the sale of Altra Industrial’s 9% senior secured notes due 2011, or the 9% senior secured notes.

On February 10, 2006, we acquired all of the outstanding share capital of Hay Hall for $50.3 million net of cash acquired. Hay Hall and its subsidiaries became our indirect wholly owned subsidiaries. We paid $6.0 million of the total purchase price in the form of deferred consideration. At the closing of the Hay Hall Acquisition, we deposited such deferred consideration into an escrow account for the benefit of the former Hay Hall shareholders, which is represented by a loan note. While the former Hay Hall shareholders hold the note, their rights are limited to receiving the amount of the deferred consideration placed in the escrow account. They have no recourse against us unless we take action to prevent or interfere in the release of such funds from the escrow account.

Hay Hall is a U.K.-based holding company that is focused primarily on the manufacture of flexible couplings and clutch brakes. Through Hay Hall, we acquired 15 strong brands in complementary product lines, improved customer leverage and expanded geographic presence in over 11 countries. Hay Hall’s product offerings diversified our revenue base and strengthened our key product areas, such as electric clutches, brakes and couplings. Matrix International, Inertia Dynamics and Twiflex, three Hay Hall businesses, combined with Warner Electric, Wichita Clutch, Formsprag Clutch and Stieber, make the consolidated company one of the largest individual manufacturers of industrial clutches and brakes in the world. The Hay Hall Acquisition did not create a new reportable segment.

On May 18, 2006, Altra Industrial acquired substantially all of the assets of Bear Linear for $5.0 million. Approximately $3.5 million was paid at closing and the remaining $1.5 million is payable over approximately the next two years. Bear Linear manufactures high value-added linear actuators which are electromechanical power transmission devices designed to move and position loads linearly for mobile off-highway and industrial applications. Bear Linear’s product design and engineering expertise, coupled with Altra Industrial’s sourcing alliance with a low cost country manufacturer, were critical components in Altra Industrial’s strategic expansion into the motion control market.

On December 20, 2006, we completed a $155.2 million initial public offering of our common stock in which we realized gross proceeds of approximately $41.8 million.

On February 27, 2007, pursuant to the terms of the indenture governing Altra Industrial’s 11 1/4% senior notes, Altra Industrial redeemed £11.6 million, or U.S. $22.7 million (based on an exchange rate of 1.963 U.S. Dollars to 1.0 U.K. Pounds as of February 27, 2007), of its 11 1/4% senior notes with a portion of the proceeds received from our IPO.

On March 5, 2007, Forest Acquisition Corporation, our then wholly owned subsidiary, commenced a cash tender offer of $24.80 per share for all outstanding shares of TB Wood’s common stock. The tender offer expired on April 2, 2007 and the acquisition, including a back-end merger to acquire any untendered shares, was completed on April 5, 2007. To finance the TB Wood’s Acquisition, Altra Industrial issued $105.0 million aggregate principal amount of its 9% senior secured notes.

Cost Savings and Productivity Enhancement Initiatives

Our Predecessor enacted significant cost savings programs prior to our acquisition of PTH and we subsequently enacted other cost savings programs to reduce overall cost structure and improve cash flows. Cost reduction programs included the consolidation of facilities, headcount reductions and reduction in overhead costs, which resulted in restructuring charges, asset impairment and transition expenses of $11.1 million in the year ended December 31, 2003. Cash outflows related to the restructuring programs were $2.2 million in 2004 and $13.9 million in 2003. The financial effects of some of the specific cost reduction programs are listed below:

•	In 2003, our Predecessor incurred transition expenses, including relocation, training, recruiting and moving costs, directly related to implementing its restructuring activities amounting to $9.1 million.

•	In 2003, our Predecessor recorded a $2.0 million loss from the sale of certain real estate associated with facilities closed as a part of its restructuring activities.

•	In 2005, we re-negotiated two of our U.S. collective bargaining agreements which we estimate provide for savings of $0.8 million annually.

•	In 2006, we re-negotiated one of our U.S. collective bargaining agreements which we estimate provides for savings of $2.2 million annually.

Non-GAAP Financial Measures

The discussion of Results of Operations below includes certain references to financial results on a “combined basis.” The combined results were prepared by adding our results from inception on December 1, 2004 to December 31, 2004 to those from our Predecessor for the 11 month period ending November 30, 2004. This presentation is not in accordance with GAAP. The primary differences between the predecessor entity and the successor entity are the inclusion of Kilian in the successor and the successor’s book basis has been stepped up to fair value, such that the successor has additional depreciation, amortization and financing costs. The results of Kilian are included in our results for the period from December 1, 2004 through December 31, 2004. Management believes that this combined basis presentation provides useful information for our investors in the comparison to Predecessor trends and operating results. The combined results are not necessarily indicative of what our results of operations may have been if the PTH Acquisition and Kilian Transactions had been consummated earlier, nor should they be construed as being a representation of our future results of operations.

Interim Results of Operations

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006
	(Unaudited)
	(In thousands, except percentage data)

Net sales	$132,706	$114,784
Cost of sales	94,658	82,930

Gross profit	38,048	31,854
Gross profit percentage	28.7%	27.8%
Selling, general and administrative expenses	20,827	18,727
Research and development expenses	1,294	1,204
Restructuring charges	793	—

Income from operations	15,134	11,923
Interest expense, net	9,148	6,441
Other non-operating income, net	(47)	(159)

Income before income taxes	6,033	5,641
Provision for income taxes	2,265	2,437

Net income	$3,768	$3,204

Results of Operations

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Net sales

Net sales increased by $17.9 million, or 15.6%, from $114.8 million for the quarter ended March 31, 2006 to $132.7 million for the quarter ended March 31, 2007. Without including the impact of Hay Hall, acquired February 10, 2006 and Warner Linear, acquired May 18, 2006, sales volume increased 8.1%. The increase was due to the strength of the energy, primary metals, material handling and mining industries.

Gross profit

Gross profit increased by $6.2 million, or 19.4%, from $31.9 million (27.8% of net sales), for the quarter ended March 31, 2006 to $38.0 million (28.7% of net sales) for the quarter ended March 31, 2007. The increase is due to the inclusion of Hay Hall and Warner Linear for the full quarter ended March 31, 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $2.1 million, or 11.2%, from $18.7 million for the quarter ended March 31, 2006 to $20.8 million for the quarter ended March 31, 2007. The increase in selling, general and administrative expenses was primarily due to the inclusion of Hay Hall and Warner Linear for the full quarter ended March 31, 2007.

Research and development expenses

Research and development expenses were consistent for both periods.

Restructuring

During the first quarter of 2007, we adopted a restructuring program intended to improve operational efficiency by reducing headcount, consolidating our operating facilities and relocating manufacturing to lower cost areas. We incurred approximately $0.8 million of restructuring expense in the first quarter of 2007.

EBITDA

To reconcile net income to EBITDA for the quarter ended March 31, 2007, we added back to net income $2.3 million provision of income taxes, $9.1 million of interest expense and $4.5 million of depreciation and amortization expenses. To reconcile net income to EBITDA for the quarter ended March 31, 2006, we added back to net income $2.4 million provision of income taxes, $6.4 million of interest expense and $2.9 million of depreciation and amortization expenses. Taking into account the foregoing adjustments, our resulting EBITDA was $19.6 million for the quarter ended March 31, 2007 and $15.0 million for the quarter ended March 31, 2006. The increase was due to the acquisitions of Hay Hall and Warner Linear, price increases, volume, and cost saving measures.

Interest expense

We recorded interest expense of $9.1 million during the quarter ended March 31, 2007, which was an increase of $2.7 million from the quarter ended March 31, 2006. The increase was due to the interest associated with the Senior Notes being outstanding for the entire first quarter of 2007, the pre-payment premium and the amortization of deferred financing costs associated with the pay-down of the Senior Notes. For a description of the Senior Notes please see Note 9 to our Condensed Consolidated Financial Statements.

Provision for income taxes

The provision for income taxes was $2.3 million, or 37.5%, of income before taxes, for the quarter ended March 31, 2007, versus a provision of $2.4 million, or 43.2%, of income before taxes, for the quarter ended March 31, 2006. The 2007 provision as a percentage of income before taxes was lower than that of 2006, primarily due to a greater proportion of taxable income in jurisdictions having lower statutory tax rates.

Year End Results of Operations

				From
				Inception
			Combined 12	(December 1,	Predecessor 11
	Year Ended	Year Ended	Months Ended	2004) through	Months Ended
	December 31,	December 31,	December 31,	December 31,	November 30,
	2006	2005	2004	2004	2004
	(Unaudited)
	(In thousands, except percentage data)

Net sales	$462,285	$363,465	$303,662	$28,625	$275,037
Cost of sales	336,836	271,952	233,100	23,847	209,253

Gross profit	125,449	91,513	70,562	4,778	65,784
Gross profit percentage	27.1%	25.2%	23.2%	16.7%	23.9%
Selling, general and administrative expenses	83,276	61,579	54,294	8,973	45,321
Research and development expenses	4,938	4,683	4,325	378	3,947
Restructuring charge, asset impairment and transition expenses	—	—	947	—	947
Gain on curtailment of post-retirement benefit plan	(3,838)	—	—	—	—
Gain on sale of assets	—	(99)	(1,300)	—	(1,300)

Income (loss) from operations	41,073	25,350	12,296	(4,573)	16,869
Interest expense, net	25,479	19,514	5,906	1,612	4,294
Other non-operating (income) expense	856	(17)	148	—	148

Income (loss) before income taxes	14,738	5,853	6,242	(6,185)	12,427
Provision (benefit) for income taxes	5,797	3,349	5,240	(292)	5,532

Net income (loss)	$8,941	$2,504	$1,002	$(5,893)	$6,895

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net sales

Net sales increased by $98.8 million, or 27.2%, from $363.5 million, for the year ended December 31, 2005 to $462.3 million for the year ended December 31, 2006. Net sales increased primarily due to the inclusion of Hay Hall and Warner Linear in the results of the year ended December 31, 2006. Hay Hall net sales for the period February 10 to December 31, 2006 were $65.5 million and Warner Linear’s sales for the period from May 18 to December 31, 2006 were $3.2 million. The remaining net increase was due to price increases and strong distribution sales for the aftermarket and the strength of several key markets including energy, primary metals and mining.

Gross profit

Gross profit increased by $33.9 million, or 37.1%, from $91.5 million (25.2% of net sales), for the year ended December 31, 2005 to $125.4 million (27.1% of net sales) for the year ended December 31, 2006. The increase includes $14.1 million from Hay Hall for the period from February 10 to December 31, 2006 and $0.7 million from Warner Linear for the period from May 18 to December 31, 2006. Excluding Hay Hall and Warner Linear, gross profit increased approximately $19.2 million, or 21.0%, and gross profit as a percentage of sales increased to 28.1% due to price increases during the first quarter of 2006 and an increase in low cost country material sourcing and manufacturing efficiencies implemented by the new management team in the second half of 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $21.7 million, or 35.2%, from $61.6 million for the year ended December 31, 2005 to $83.3 million for the year ended December 31, 2006. The increase in selling, general and administrative expenses is due to the inclusion of Hay Hall for the period from February 10 to December 31, 2006 and Warner Linear for the period from May 18 to December 31, 2006, which contributed $11.1 million and $0.6 million, respectively. Excluding Hay Hall and Warner Linear, selling, general and administrative expenses, as a percentage of net sales, increased from 16.9% in 2005 to 18.2% in 2006, primarily due to the $3.0 million termination fee paid to Genstar, $1.0 million transaction fee paid to Genstar in connection with the Hay Hall acquisition and $1.9 million stock based compensation expense offset by the cost savings initiatives.

Research and development expenses

Research and development expenses increased by $0.2 million, or 5.4%, from $4.7 million for the year ended December 31, 2005 to $4.9 million for the year ended December 31, 2006. The increase was primarily due to the inclusion of Hay Hall for the period from February 10 to December 31, 2006.

EBITDA

To reconcile net income to EBITDA for the year ended December 31, 2006, we added back to net income $5.8 million provision of income taxes, $25.5 million of interest expense and $14.6 million of depreciation and amortization expenses. To reconcile net income to EBITDA for the year ended December 31, 2005, we added back to net income $3.3 million provision of income taxes, $19.5 million of interest expense and $11.5 million of depreciation and amortization expenses. Taking into account the foregoing adjustments, our resulting EBITDA was $54.8 million for 2006 and $36.9 million for 2005.

Other non-operating (income) expense

We recorded $0.9 million of non-operating expense for the year ended December 31, 2006 which was primarily due to foreign currency translation losses due to the strengthening of the British Pound Sterling and Euro.

Interest expense

We recorded interest expense of $25.5 million during 2006 primarily relating to the 9% senior secured notes, 11 1/4% senior notes, subordinated notes and amortization of related deferred financing costs. Interest expense of $19.5 million was recorded during 2005. The increase was due to the issuance of the 11 1/4% senior notes during 2006 and the redemption of the subordinated notes which resulted in prepayment penalties and the write-off of the related deferred financing costs.

Provision for income taxes

The provision for income taxes was $5.8 million, or 39.3%, of income before taxes, for the year ended December 31, 2006, versus a provision of $3.3 million, or 57.2%, of income before taxes, for the year ended December 31, 2005. The 2005 provision as a percent of income before taxes was higher than that of 2006 primarily due to the Hay Hall Acquisition and a greater proportion of taxable income in jurisdictions possessing lower statutory tax rates. For further discussion, refer to Note 8 in the audited financial statements.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales

Net sales increased by $59.8 million, or 19.7%, from $303.7 million on a combined basis, for the year ended December 31, 2004 to $363.5 million for the year ended December 31, 2005. Net sales increased primarily due to the inclusion of Kilian in the results of the year ended December 31, 2005. Kilian’s net sales for 2005 were $42.5 million. The remaining net increase was due to price increases, improving economic conditions at our customers in the steel, energy and petrochemical industries and increased sales of $4.7 million to certain transportation customers and $2.5 million in mining OEM customers, partially offset by a weakening at our turf and garden OEM customers. On a constant currency basis sales increased $58.7 million, or 19.3%, in 2005. Excluding Kilian, the constant currency increase in sales was $17.0 million, or 5.6%.

Gross profit

Gross profit increased by $21.0 million, or 29.7%, from $70.6 million (23.2% of net sales) on a combined basis for the year ended December 31, 2004 to $91.5 million (25.2% of net sales) for the year ended December 31, 2005. The increase includes $9.1 million from Kilian for 2005. Excluding Kilian, gross profit increased approximately $11.9 million, or 16.8%, and gross profit as a percentage of sales increased to 25.7%. The remaining increase in gross profit is attributable to price increases during the second half of 2005, an increase in low cost country material sourcing and manufacturing efficiencies implemented by the new management team. Savings from low cost country material sourcing and manufacturing efficiencies totaled $2.63 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $7.3 million, or 13.4%, from $54.3 million on a combined basis for the year ended December 31, 2004 to $61.6 million for the year ended December 31, 2005. The increase in selling, general and administrative expenses is due to the inclusion of Kilian in 2005, which contributed $3.4 million to the increase, $3.0 million of amortization of intangibles, and $1.0 million management fee paid to Genstar Capital, L.P., offset by cost savings initiatives of $1.0 million put in place during 2005. Excluding Kilian, selling, general and administrative expenses, as a percentage of net sales, increased from 17.9% in 2004 to 18.1% in 2005, primarily due to the amortization of intangibles and the management fee paid to Genstar Capital, L.P., offset by the cost savings initiatives. On a constant currency basis, selling, general and administrative expenses increased $6.4 million, or 11.8%, from $54.3 million, on a combined basis, in 2004. Excluding Kilian, selling, general and administrative expenses, on a constant currency basis, increased $3.0 million, or 5.6%, and was 17.9% of sales.

Research and development expenses

Research and development expenses increased by $0.4 million, or 8.3%, from $4.3 million on a combined basis for the year ended December 31, 2004 to $4.7 million for the year ended December 31, 2005. The increase was primarily due to development projects including the Foot/Deck Mount Kopper Kool brake, a new clutch brake for the mining industry, spot brake technology, various elevator brakes and forklift brakes.

Gain on sale of assets

Our Predecessor recorded a gain on sale of assets of $1.3 million during 2004 relating to the sale of surplus real estate. We recorded a gain of $0.1 million from the sale of surplus machinery during 2005.

Restructuring charge, asset impairment and transition expenses

Restructuring charge, asset impairment and transition expenses decreased from $0.9 million on a combined basis in 2004 to zero in 2005 due to the ending of the program in 2004.

Interest expense, net

We recorded interest expense of $19.5 million during 2005 primarily due to the 9% senior secured notes, the subordinated notes and the amortization of related deferred financing costs. On a combined basis, interest expense of $5.9 million was recorded during 2004.

Provision for income taxes

The provision for income taxes was $3.3 million, or 57.2%, of income before taxes, for the year ended December 31, 2005, versus a combined provision of $5.2 million, or 83.9%, of income before taxes, for the year ended December 31, 2004. The 2004 provision as a percentage of income before taxes was higher than that of 2005 primarily due to the impact of non-deductible transaction expenses incurred in connection with the PTH Acquisition in 2004. For further discussion, refer to Note 8 to the audited financial statements.

Selected Quarterly Consolidated Financial Information

The following table sets forth our unaudited quarterly consolidated statements of operations for each of our last eight quarters. You should read these tables in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as our audited consolidated financial statements. These tables include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	Altra Holdings, Inc.
	March 31,	Dec. 31,	Sept. 29,	June 30,	March 31,	Dec. 31,	Sept. 30,	July 1,
	2007	2006	2006	2006	2006	2005	2005	2005
			(In thousands, except per share data)

Net sales	$132,706	$114,774	$112,953	$119,774	$114,784	$89,974	$85,155	$93,034

Cost of sales	94,658	83,877	82,528	87,501	82,930	65,046	63,784	69,720

Gross profit	38,048	30,897	30,425	32,273	31,854	24,928	21,371	23,314

Selling, general and administrative and research and development expenses	22,121	27,043	20,858	20,382	19,931	16,678	16,094	16,456

Restructuring Charges	793	—	—	—	—	—	—	—

Gain on curtailment of post-retirement benefit plan	—	—	(3,838)	—	—	—	—	—

Operating profit (loss)	15,134	3,854	13,405	11,891	11,923	8,250	5,277	6,858

Interest expense, net	9,148	6,097	6,567	6,374	6,441	4,867	4,876	4,902

Other expense (income), net	(47)	209	734	72	(159)	(20)	(10)	13

Income (loss) before income taxes	6,033	(2,452)	6,104	5,445	5,641	3,403	411	1,943

Provision for income taxes (benefit)	2,265	(700)	2,311	1,749	2,437	2,108	207	859

Net income (loss)	$3,768	$(1,752)	$3,793	$3,696	$3,204	$1,295	$204	$1,084

Weighted average shares of common stock outstanding:

Basic	21,880	3,842	332	332	332	35	—	—

Diluted	22,878	3,842	19,370	19,413	19,362	19,050	18,540	18,186

Net income per share:

Basic	$0.17	$(0.46)	$11.42	$11.13	$9.65	$37.00	$—	$—

Diluted	$0.16	$(0.46)	$0.20	$0.19	$0.17	$0.07	$0.01	$0.06

Seasonality

We experience seasonality in our turf and garden business, which in recent years has represented approximately 10% of our net sales. As our large OEM customers prepare for the spring season, our shipments generally start increasing in December, peak in February and March, and begin to decline in April and May. This allows our customers to have inventory in place for the peak consumer purchasing periods for turf and garden products. The low season is typically June through November for us and our customers in the turf and garden market. Seasonality for the turf and garden business is also affected by weather and the level of housing starts.

Inflation

Inflation can affect the costs of goods and services we use. The majority of the countries that are of significance to us, from either a manufacturing or sales viewpoint, have in recent years enjoyed relatively low inflation. The competitive environment in which we operate inevitably creates pressure on us to provide our customers with cost-effective products and services.

Liquidity and Capital Resources

Overview

Historically, our Predecessor financed capital and working capital requirements through a combination of cash flows from operating activities and borrowings from financial institutions and its former parent company, Colfax. We finance our capital and working capital requirements through a combination of cash flows from operating activities and borrowings under our senior revolving credit facility. We expect that our primary ongoing requirements for cash will be for working capital, debt service, capital expenditures and pension plan funding. If additional funds are needed for strategic acquisitions or other corporate purposes, we believe we could borrow additional funds or raise funds through the issuance of equity securities or asset sales.

Borrowings

In connection with the PTH Acquisition, we incurred substantial indebtedness. To partially fund the PTH acquisition, our subsidiary, Altra Industrial, issued $165.0 million of its 9% senior secured notes, we issued $14.0 million of subordinated notes, or the CDPQ subordinated notes, to Caisse de dépôt et placement du Québec, or CDPQ, a limited partner of Genstar Capital Partners III, L.P., and Altra Industrial entered into a $30.0 million senior revolving credit facility. All of the CDPQ subordinated notes were redeemed in 2006. In connection with our acquisition of Hay Hall in February 2006, Altra Industrial issued £33.0 million of 11 1/4% senior notes. Based on an exchange rate of 1.7462 U.S. Dollars to 1.0 U.K. Pounds (as of February 8, 2006), the proceeds from these notes were approximately $57.6 million. The notes are unsecured and are due in 2013. Interest on the 11 1/4% senior notes is payable in U.K. Pounds semiannually in arrears on February 15 and August 15 of each year, commencing August 15, 2006.

In February 2007, Altra Industrial redeemed £11.6 million, or U.S. $22.7 million (based on an exchange rate of 1.963 U.S. Dollars to 1.0 U.K. Pounds as of February 27, 2007), aggregated principal amount of its outstanding 11 1/4% senior notes, at a redemption price of 111.25% of the principal amount of the 11 1/4% senior notes, plus accrued and unpaid interest to the redemption date, using a portion of the proceeds received from our IPO.

As of March 31, 2007, Altra Industrial had outstanding $165.0 million of 9% senior secured notes, $42.1 million of 11 1/4% senior notes, $3.0 million in capital leases, $2.5 million in mortgages and had no outstanding borrowings and $2.9 million of outstanding letters of credit under its senior revolving credit facility. This constitutes approximately $212.6 million of total indebtedness.

In April 2007, in connection with the TB Wood’s Acquisition, Altra Industrial issued an additional $105.0 million of its 9% senior secured notes. We expect our interest expense, arising from our existing debt, including the additional $105.0 million in debt, to be approximately $32.5 million on an annual basis, through the maturity of the 9% senior secured notes, in 2011.

In connection with the TB Wood’s Acquisition, we refinanced $13.0 million of TB Wood’s indebtedness of which $13.0 million was outstanding as of April 30, 2007. The TB Wood’s senior secured credit facility requires each borrower and any subsidiary guarantor to comply with a fixed charge coverage ratio of 1.0 to 1.0, measured each fiscal quarter, and also limits the amount of TB Wood’s annual capital expenditures until the loans are repaid or the agreement is terminated.

TB Wood’s and each of its domestic subsidiaries are borrowers, or TBW Borrowers, under the TB Wood’s senior secured credit facility. Certain of TB Wood’s subsequently acquired or organized domestic subsidiaries which are not TBW Borrowers will guarantee (on a senior secured basis) the TB Wood’s senior secured credit facility. Obligations of the other TBW Borrowers under the TB Wood’s senior secured credit facility are secured by substantially all of the TBW Borrowers’ assets and the assets of each of our subsequently acquired or organized domestic subsidiaries that is a guarantor of our obligations under the TB Wood’s senior secured credit facility (with such subsidiaries being referred to as the “domestic subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries held by the TBW Borrowers or any domestic subsidiary guarantor (which pledge, in the case of any foreign subsidiary, will be limited to 100% of any non-voting stock and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in and mortgages on substantially all tangible and intangible assets of each TBW Borrower and domestic subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property (other than leased real property), cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions).

We would suffer an event of default under the TB Wood’s senior secured credit facility for a change of control if: (i) Altra Industrial ceases to own or control 100% of the voting stock of TB Wood’s or (ii) except in limited permitted contexts, any TBW Borrower ceases to own or control 100% of the voting stock of each of its subsidiaries that are TBW Borrowers or TB Wood’s ceases to own or control 100% of any of its existing or subsequently acquired domestic subsidiaries.

An event of default would occur under the TB Wood’s senior secured credit facility if, among other things, an event of default occurs under the senior revolving credit facility, the indentures governing the 9% senior secured notes or the 11 1/4% senior notes or if there is a default under any other indebtedness any TBW Borrower may have involving an aggregate amount of $2 million or more and such default: (i) occurs at final maturity of such debt, (ii) allows the lender thereunder to accelerate such debt or (iii) causes such debt to be required to be repaid prior to its stated maturity. An event of default would also occur under the TB Wood’s senior secured credit facility if any of the indebtedness under the TB Wood’s senior secured credit facility ceases to be senior in priority to any of our other contractually subordinated indebtedness, including the obligations under the senior revolving credit facility, the 9% senior secured notes and 11 1/4% senior notes.

Altra Industrial’s senior revolving credit facility provides for senior secured financing of up to $30.0 million, including $10.0 million available for letters of credit. The senior revolving credit facility requires Altra Industrial to comply with a minimum fixed charge coverage ratio of 1.20 for all four quarter periods when availability falls below $12.5 million.

Altra Industrial and all of its domestic subsidiaries, as they existed upon the effectiveness of the credit agreement, are borrowers, or Borrowers, under the senior revolving credit facility. Certain of our existing and subsequently acquired or organized domestic subsidiaries which are not Borrowers do and will guarantee (on a senior secured basis) the senior revolving credit facility. Obligations of the other Borrowers under the senior revolving credit facility and the guarantees are secured by substantially all of the Borrowers’ assets and the assets of each of our existing and subsequently acquired or organized domestic subsidiaries that is a guarantor of our obligations under the senior revolving credit facility (with such subsidiaries being referred to as the “U.S. subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries held by the Borrowers or any U.S. subsidiary guarantor (which pledge, in the case of any foreign subsidiary, will be limited to 100% of any non-voting stock and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in and mortgages on substantially all tangible and intangible assets of each Borrower and U.S. subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property (other than (i) leased real property and (ii) our existing and future real property located in the State of New York), cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions).

We would suffer an event of default under the senior revolving credit facility for a change of control if: (i) after our initial public offering, a person or group, other than Genstar Capital and its affiliates, beneficially owned more than 35% of Altra Industrial’s stock and such amount were more than the amount of shares owned by Genstar Capital and its affiliates, (ii) Altra Industrial ceases to own or control 100% of each of its borrower subsidiaries, or (iii) a change of control occurs under the 9% senior secured notes, 11 1/4% senior notes or any other subordinated indebtedness.

An event of default would occur under the senior revolving credit facility if, among other things, an event of default occurs under the TB Wood’s senior secured credit facility, the indentures governing the 9% senior secured notes or the 11 1/4% senior notes or if there is a default under any other indebtedness any Borrower may have involving an aggregate amount of $3 million or more and such default: (i) occurs at final maturity of such debt, (ii) allows the lender thereunder to accelerate such debt or (iii) causes such debt to be required to be repaid prior to its stated maturity. An event of default would also occur under the senior revolving credit facility if any of the indebtedness under the senior revolving credit facility ceases to be senior in priority to any of our other contractually subordinated indebtedness, including the obligations under the TB Wood’s senior secured credit facility, the 9% senior secured notes and 11 1/4% senior notes.

Under the agreements governing Altra Industrial’s indebtedness, its subsidiaries are permitted to make dividend payments to Altra Industrial for use in its operations and to pay off its senior revolving credit facility and outstanding notes. The outstanding balance due under the CDPQ subordinated notes was paid in full on December 7, 2006. In addition, the first priority liens against Altra Industrial, its subsidiaries and their assets created by Altra Industrial’s indebtedness limits its ability to sell or transfer such subsidiaries or assets.

As of March 31, 2007, we were in compliance with all covenant requirements associated with all of our borrowings.

TB Wood’s previously borrowed approximately $3.0 million and $2.3 million by issuing variable rate demand revenue bonds under the authority of the industrial development corporations of the City of San Marcos, Texas and City of Chattanooga, Tennessee, respectively. The variable rate demand revenue bonds bear variable interest rates (3.77% at December 31, 2006) and mature in April 2024 and April 2022. The variable rate demand revenue bonds were issued to finance production facilities for TB Wood’s manufacturing operations located in those cities, and are secured by letters of credit issued under the terms of TB Wood’s senior secured credit facility.

As of April 30, 2007, $0.4 million was outstanding under a 1.3% term loan borrowed by our Italian subsidiary. The term debt is payable in semi-annual installments until December, 2012.

Capital Expenditures

We made capital expenditures of approximately $1.0 million and $1.2 million in the three months ended March 31, 2007 and March 31, 2006, respectively. These capital expenditures will support our on-going business needs. We expect to spend a total of approximately $15.0 million on capital expenditures in 2007.

Our senior revolving credit facility imposes a maximum annual limit on our capital expenditures of $25.8 million for fiscal year 2007, $20.0 million for fiscal year 2008, $21.3 million for fiscal year 2009, and $22.5 million for fiscal year 2010 and each fiscal year thereafter, provided that 75% of the unspent amounts from prior periods may be used in future fiscal years.

Pension Plans

As of March 31, 2007, we had cash funding requirements associated with our pension plan which we estimated to be $2.8 million for the remainder of 2007, $2.5 million for 2008 and $1.9 million annually thereafter until 2011. These amounts represent funding requirements for the previous pension benefits we provided our employees. In 2006, we eliminated pension benefits in one of our locations. These amounts are based on actuarial assumptions and actual amounts could be materially different. See Note 9 to our audited financial statements included elsewhere in this prospectus.

Comparative Cash Flows

Cash and cash equivalents totaled $11.6 million at March 31, 2007 compared to $42.5 million at December 31, 2006. Net cash used in operating activities for the quarter ended March 31, 2007 resulted primarily from cash provided by net income of $3.8 million and the add-back of non-cash depreciation, amortization stock based compensation, disposal of fixed assets, loss on foreign currency, accretion of debt discount and deferred financing costs of $6.2 million offset by a net increase in operating assets of $13.3 million and a net decrease in operating liabilities of $2.7 million.

Net cash used in investing activities of $1.0 million for the quarter ended March 31, 2007 resulted from $1.0 million used in the purchases of property, plant and equipment primarily for investment in manufacturing equipment.

Net cash used in financing activities of $24.0 million for the quarter ended March 31, 2007 consisted primarily of the payment of $22.7 million for the pay down of the 11.25% senior notes and $1.1 million for the payment of initial public offering costs.

Net cash flow used in operating activities for the quarter ended March 31, 2006 resulted primarily from cash provided by net income of $3.2 million and the add-back of non-cash depreciation, amortization and accretion and deferred financing costs of $3.6 million, deferred tax expense of $1.1 million, non-cash amortization of $1.0 million for inventory step-ups recorded as part of the Hay Hall Acquisition and a net increase in operating liabilities of $3.5 million, offset by a net increase in operating assets of $12.2 million.

Net cash used in investing activities of $51.8 million for the quarter ended March 31, 2006 resulted from $50.5 million used in the purchase of Hay Hall and $1.2 million used in the purchase of property, plant and equipment primarily for investment in manufacturing equipment and for the consolidation of our IT infrastructure.

Net cash provided by financing activities of $46.8 million for the quarter ended March 31, 2006 resulted primarily from the proceeds of $57.6 million from the issuance of the senior notes in connection with the Hay Hall Acquisition, offset primarily by payment on the subordinated notes of $9.0 million and payment of debt issuance cost of $1.8 million.

Cash and cash equivalents totaled $42.5 million at December 31, 2006 compared to $10.1 million at December 31, 2005. The primary source of funds for fiscal 2006 was cash provided by financing and operating activities of $83.8 million and $11.1 million, respectively. Net cash provided by operating activities for 2006 resulted primarily from net income of $8.9 million, non cash depreciation, amortization and deferred financing costs of $15.9 million, non cash amortization of $2.3 million for inventory step ups recorded as part of the Hay Hall Acquisition and $1.1 million related to the loss on foreign currency which was offset by a non-cash gain on the curtailment of other post-retirement benefit plan of $3.8 million and by cash used by a net decrease in operating liabilities of $13.7 million and by cash used from a net increase in operating assets of $4.3 million.

Net cash used in investing activities of $63.2 million for 2006 resulted from $9.4 million of purchases of property, plant and equipment primarily for investment in manufacturing equipment and for the consolidation of our IT infrastructure and $53.8 million related to the acquisitions of Hay Hall and Bear Linear.

Net cash provided by financing activities of $83.8 million for 2006 consisted primarily of $57.6 million from the issuance of the 11 1/4% senior notes, $41.9 million from the proceeds of the initial public offering, net of underwriters discount, and $2.5 million from mortgage proceeds. These amounts are offset by the $14.0 million pre-payment of the subordinated debt and by the $2.7 million payment of debt issuance costs associated with the 11 1/4% senior notes.

Cash and cash equivalents totaled $10.1 million at December 31, 2005 compared to $4.7 million at December 31, 2004. The primary source of funds for fiscal 2005 was cash provided by operating activities of $12.0 million. Net cash provided by operating activities for 2005 resulted mainly from net income of $2.5 million, non-cash depreciation, amortization and deferred financing costs of $13.1 million, non-cash amortization of $1.7 million for inventory step-ups recorded as part of the PTH Acquisition which was offset by a net decrease in operating liabilities of $3.8 million and by cash used from a net increase in operating assets of $1.8 million.

Net cash used in investing activities of $5.2 million for 2005 resulted from $6.2 million of purchases of property, plant and equipment primarily for investment in manufacturing equipment and for the consolidation of our IT infrastructure and from the $0.7 million final payment related to the acquisition of Kilian, partially offset by the sale of manufacturing equipment with proceeds of approximately $0.1 million and the return of approximately $1.6 million of the purchase price for PTH.

Net cash used by financing activities of $1.0 million for 2005 consisted primarily of payments of debt issuance expenses of $0.3 million, payment of $0.2 million of paid-in-kind interest and approximately $0.8 million of capital lease payments partially offset by proceeds of $0.4 million from the sale of preferred stock.

Debt Repayment

The outstanding balance due under the CDPQ subordinated notes was paid in full by Altra Industrial on our behalf on December 7, 2006. Altra Industrial also paid approximately $0.8 million and $0.8 million of interest and prepayment premium, respectively.

On February 27, 2007, pursuant to the terms of the indenture governing our 11 1/4% senior notes, Altra Industrial redeemed £11.6 million of its 11 1/4% senior notes with a portion of the proceeds received from our IPO.

Contractual Obligations

The following table is a summary of contractual obligations as of December 31, 2006 (in millions):

	Payments Due by Period
	2007	2008	2009	2010	2011	Thereafter	Total

Senior revolving credit facility(1)	$—	$—	$—	$—	$—	$—	$—
9% senior secured notes(2)	—	—	—	—	165.0	—	165.0
11 1/4% senior notes(3)	—	—	—	—	—	64.6	64.6
Mortgage(4)	0.1	0.1	0.1	0.1	0.1	2.1	2.6
Capital leases	0.6	0.4	0.4	0.1	0.1	—	1.6
Operating leases	4.1	2.9	1.9	0.9	0.6	1.5	11.9

Total contractual obligations	$4.8	$3.4	$2.4	$1.1	$165.8	$68.2	$245.7

(1)	We have up to $30.0 million of borrowing capacity, through November 2009, under our senior revolving credit facility (including $10.0 million available for use for letters of credit). At December 31, 2006, we had no outstanding borrowings and $2.9 million of outstanding letters of credit under our senior revolving credit facility.

(2)	We have semi-annual cash interest requirements due on the 9% senior secured notes with $14.9 million payable in each of 2007, 2008, 2009, 2010 and thereafter.

(3)	Assuming an exchange rate of 1.959 of U.S. Dollars to 1.0 U.K. Pounds as of December 31, 2006, we have semi-annual cash interest requirements due on the 11 1/4% senior notes with $7.3 million payable in footnotes continued on following page

each of 2007, 2008, 2009, 2010, 2011 and $10.9 million thereafter. The principal balance of £33 million is due in 2013 which, assuming an exchange rate of 1.959 of U.S. Dollars to 1.0 U.K. Pounds, equals approximately $64.6 million. On February 27, 2007, we redeemed £11.6 million aggregated principal amount of our outstanding 11 1/4% senior notes, at a redemption price of 111.25% of the principal amount of the 11 1/4% senior notes, plus accrued and unpaid interest to the redemption date, using a portion of the proceeds from our IPO.

(4)	In June, 2006, our German subsidiary entered into a mortgage on its building in Heidelberg, Germany, with a local bank. As of December 31, 2006, the mortgage has a principal of €2.0 million, an interest rate of 5.75% and is payable in monthly installments over 15 years.

We have cash funding requirements associated with our pension plan. As of December 31, 2006, these requirements were $3.6 million in 2007, $2.5 million in 2008 and $1.9 million annually thereafter until 2011. These amounts are based on actuarial assumptions and actual amounts could be different. See Note 9 to our audited financial statements included elsewhere in this prospectus.

In connection with the TB Wood’s Acquisition, Altra Industrial issued $105.0 million aggregate principal amount of 9% senior secured notes due 2011. We have semi-annual cash interest requirements due on these notes with $9.5 million payable in each of 2007, 2008, 2009, 2010 and 2011. As of April 30, 2007, we had $13.0 million outstanding under the TB Wood’s senior secured credit facility, $5.3 million outstanding under variable rate demand revenue bonds (3.77% at December 31, 2006), $0.4 million outstanding under a foreign term loan, and $0.2 million of equipment financing and capital leases. The principal and semi-annual cash interest requirements due on the TB Wood’s senior secured credit facility are $1.6 million in 2007, $2.4 million in 2008, $2.3 million in 2009 and $9.7 million in 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that provide liquidity, capital resources, market or credit risk support that expose us to any liability that is not reflected in our combined financial statements included elsewhere in this prospectus.

Stock-based Compensation

We established the 2004 Equity Incentive Plan that provides for various forms of stock based compensation to our officers and senior level employees. We account for grants under this plan in accordance with the provisions of SFAS No. 123(R). As of March 31, 2007, we had 1,189,881 shares of unvested restricted stock. The remaining compensation cost to be recognized through 2010 is $2.9 million. Based on a price of $13.71 per share of our common stock on March 30, 2007, the last business day of the quarter, the intrinsic value of these awards was $27.5 million, of which $11.2 million related to vested shares and $16.3 million related to unvested shares.

Income Taxes

We are subject to taxation in multiple jurisdictions throughout the world. Our effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and repatriate income, and changes in law. Generally, the tax liability for each legal entity is determined either (a) on a non-consolidated and non-combined basis or (b) on a consolidated and combined basis only with other eligible entities subject to tax in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated and non-combined affiliated entities. As a result, we may pay income taxes to some jurisdictions even though on an overall basis we incur a net loss for the period.

We have completed an analysis of the American Jobs Creation Act that was passed by both the U.S. House of Representatives and Senate and signed by the President in October 2005. The Act provides a deduction that has the effect of reducing our tax rate and will be phased in over the next five years. As of the three months ended March 31, 2007, there is no impact on our tax rate from the American Jobs Creation Act.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an on-going basis. Our estimates are based upon historical experience and assumptions that we believe are reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what our management anticipates and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they are important to the financial statements and they require the most difficult, subjective or complex judgments in the preparation of the financial statements.

Revenue Recognition.  Product revenues are recognized, net of sales tax collected, at the time title and risk of loss pass to the customer, which generally occurs upon shipment to the customer. Service revenues are recognized as services are performed. Amounts billed for shipping and handling are recorded as revenue. Product return reserves are accrued at the time of sale based on the historical relationship between shipments and returns, and are recorded as a reduction of net sales.

Certain large distribution customers receive quantity discounts which are recognized net at the time the sale is recorded.

Inventory.  We value raw materials, work-in-progress and finished goods produced since inception at the lower of cost or market, as determined on a first-in, first-out (FIFO) basis. We periodically review the carrying value of the inventory and have at times determined that a certain portion of our inventories are excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Retirement Benefits.  Pension obligations and other post retirement benefits are actuarially determined and are affected by several assumptions, including the discount rate, assumed annual rates of return on plan assets, and per capita cost of covered health care benefits. Changes in discount rate and differences from actual results for each assumption will affect the amounts of pension expense and other post retirement expense recognized in future periods.

Goodwill and Intangible Assets.  Intangible assets of our acquired companies consisted of goodwill, which represented the excess of the purchase price paid over the fair value of the net assets acquired. In connection with our acquisition of PTH, Hay Hall and Bear Linear, intangible assets were identified and recorded at their fair value, in accordance with Statement of Financial Accounting Standards, or SFAS No. 141, Business Combinations. We recorded intangible assets for customer relationships, trade names and trademarks, product technology and patents, and goodwill. In valuing the customer relationships, trade names and trademarks and product technology intangible assets, we utilized variations of the income approach. The income approach was considered the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. The income approach relies on historical financial and qualitative information, as well as assumptions and estimates for projected financial information. Projected information is subject to risk if our estimates are incorrect. The most significant estimate relates to our projected revenues. If we do not meet the projected revenues used in the valuation calculations then the intangible assets could be impaired. In determining the value of customer relationships, we reviewed historical customer attrition rates which were determined to be approximately 5% per year. Most of our customers tend to be long-term customers with very little turnover. While we do not typically have long-term contracts with customers, we have established long-term relationships with customers which make it difficult for competitors to displace us. Additionally, we assessed historical revenue growth within our industry and customers’ industries in determining the value of customer relationships. The value of our customer relationships intangible asset could become impaired if future results differ significantly from any of the underlying assumptions. This could include a higher customer attrition rate or a change in industry trends such as the use of long-term contracts which we may not be able to obtain successfully. Customer relationships and product technology and patents are considered finite-lived assets, with estimated lives ranging from eight years and 12 years. The estimated lives were determined by calculating the number of years necessary to obtain 95% of the value of the discounted cash flows of the respective intangible asset. Goodwill and trade names and trademarks are considered indefinite lived assets. Trade names and trademarks were determined to be indefinite lived assets based on the criteria stated in paragraph 11 in SFAS No. 142, Goodwill and Other Intangible Assets. Other intangible assets include trade names and trademarks that identify us and differentiate us from competitors, and therefore competition does not limit the useful life of these assets. All of our brands have been in existence for over 50 years and therefore are not susceptible to obsolescence risk. Additionally, we believe that our trade names and trademarks will continue to generate product sales for an indefinite period. All indefinite lived intangible assets are reviewed at least annually to determine if an impairment exists. An impairment could be triggered by a loss of a major customer, discontinuation of a product line, or a change in any of the underlying assumptions utilized in estimating the value of the intangible assets. If an impairment is identified it will be recognized in that period.

In accordance with SFAS No. 142, we assess the fair value of our reporting units for impairment of intangible assets based upon a discounted cash flow methodology. Estimated future cash flows are based upon historical results and current market projections, discounted at a market comparable rate. If the carrying amount of the reporting unit exceeds the estimated fair value determined using the discounted cash flow calculation, goodwill impairment may be present. We would evaluate impairment losses based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimate the implied fair value of the intangible asset. An impairment loss would be recognized to the extent that a reporting unit’s recorded value of the intangible asset exceeded its calculated fair value.

We have calculated goodwill and intangible assets arising from the application of purchase accounting from our acquisitions, and have allocated these assets across our reporting units. We evaluated our intangible assets at the reporting unit level at December 31, 2006 and found no evidence of impairment at that date. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. The fair value of a reporting unit is estimated using the discounted cash flow approach, and is dependent on estimates and judgments related to future cash flows and discount rates. If the actual cash flows differ significantly from the estimates used by management, we may be required to record an impairment charge to write down the goodwill to its realizable value.

Long-lived Assets.  Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recovered. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Our management determines fair value using discounted future cash flow analysis. Determining market values based on discounted cash flows requires our management to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates.

Income Taxes.  We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. We evaluate the reliability of our net deferred tax assets and assess the need for a valuation allowance on a quarterly basis. The future benefit to be derived from our deferred tax assets is dependent upon our ability to generate sufficient future taxable income to realize the assets. We record a valuation allowance to reduce our net deferred tax assets to the amount that may be more likely than not to be realized. To the extent we establish a valuation allowance, an expense will be recorded within the provision for income taxes line on the statement of operations. In periods subsequent to establishing a valuation allowance, if we were to determine that we would be able to realize our net deferred tax assets in excess of our net recorded amount, an adjustment to the valuation allowance would be recorded as a reduction to income tax expense in the period such determination was made.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. We adopted this pronouncement during the first quarter of 2007. The adoption did not have a material impact to our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FASB Statement No. 3,” for the correction of an error on financial statements. We adopted this pronouncement during 2006. The effect of this statement was not material to our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the effect to be material to our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This pronouncement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting Statement 158 is not included on our consolidated financial condition at December 31, 2005 or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as we already use a measurement date of December 31 for its pension plans. See Note 9 to our December 31 consolidated financial statements for further discussion of the effect of adopting SFAS 158.

In February 2007, the FASB issued SFAS No. 159. The Fair Value Option for financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. We adopted this pronouncement during the first quarter of 2007. The adoption did not have a material impact to our financial statements.

Qualitative and Quantitative Information about Market Risk

We are exposed to various market risk factors such as fluctuating interest rates and changes in foreign currency rates. At present, we do not utilize derivative instruments to manage this risk.

Foreign Currency Exchange Rate Risk

Currency translation.  The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each period concerned. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the end of each period. Any adjustments resulting from the translation are recorded as other comprehensive income. As of December 31, 2006 and March 31, 2007, the aggregate total assets (based on book value) of our non-guarantor subsidiaries were $138.3 million and $140.3 million, respectively, representing approximately 33.8% and 36.1%, respectively, of our total assets (based on book value).

Our foreign currency exchange rate exposure is primarily with respect to the Euro and British Pound. The approximate exchange rates in effect at December 31, 2006 and March 31, 2007 were $1.31 and $1.33, respectively to the Euro. The approximate exchange rates in effect at December 31, 2006 and March 31, 2007 were $1.96 and $1.96, respectively to the British Pound. The result of a hypothetical 10% strengthening of the U.S. dollar against the Euro and British Pound would result in a decrease in the book value of the aggregate total assets of foreign subsidiaries of approximately $4.8 million as of March 31, 2007. The result of a hypothetical 10% strengthening of the U.S. dollar against the Euro and British Pound would result in a decrease in net income of approximately $0.1 million for the three months ended March 31, 2007.

Currency transaction exposure.  Currency transaction exposure arises where actual sales and purchases are made by a business or company in a currency other than its own functional currency. Any transactional differences at an international location are accounted for on a monthly basis.

Interest Rate Risk

We are subject to market exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under our senior revolving credit facility that are payable at prime rate plus 0.25% in the case of prime rate loans, or LIBOR rate plus 1.75%, in the case of LIBOR rate loans. As of March 31, 2007, we had no outstanding borrowings and $2.9 million of outstanding letters of credit under our senior revolving credit facility. Because we have no outstanding debt under our senior revolving credit facility, a hypothetical change in interest rates of 1% would not have a material effect on our near-term financial condition or results of operations. In connection with the TB Wood’s Acquisition, we assumed $5.3 million in variable rate demand revenue bonds which bear variable interest rates (3.77% as of December 31, 2006). See “Description of Indebtedness.”

The Sarbanes-Oxley Act of 2002 and Material Weakness in Internal Control

In connection with their audit of our 2006 consolidated financial statements, our independent registered public accounting firm expressed concerns that as of the date of their opinion, certain plant locations had encountered difficulty closing their books in a timely and accurate manner. Due to the nature of our decentralized organization, the auditors believe there is a risk that a number of individually insignificant errors at various plant locations could aggregate to a material amount in the consolidated financial statements. The independent registered public accounting firm informed senior management and the Audit Committee of the Board of Directors that they believe this is a material weakness in internal controls. We have actively taken steps to address this material weakness. These steps included hiring a Director of Internal Audit during 2006 who has organized and managed our efforts to comply with the internal control requirements of Section 404 of the Sarbanes-Oxley Act, standardizing the financial close process, providing greater corporate oversight and review as well as implementing other internal control procedures as part of our ongoing Sarbanes-Oxley compliance program. We believe that with the addition of these steps we should be able to deliver financial information in a timely and accurate manner. See “Risk Factors — Risks Related to our Business — Material weaknesses in our internal controls over financial reporting have been identified which could result in a decrease in the value of our common stock.”

BUSINESS

Our Company

We are a leading global designer, producer and marketer of a wide range of MPT and motion control products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation and turf and garden. Our product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, belted drives, couplings, engineered bearing assemblies, linear components, electronic drives and other related products. Our products are used in a wide variety of high-volume manufacturing processes, where the reliability and accuracy of our products are critical in both avoiding costly down time and enhancing the overall efficiency of manufacturing operations. Our products are also used in non-manufacturing applications where product quality and reliability are especially critical, such as clutches and brakes for elevators and residential and commercial lawnmowers. For the year ended December 31, 2006 on a pro forma basis, we had net sales of $588.2 million, net income of $4.2 million and EBITDA of $70.3 million.

We market our products under well recognized and established brand names, including Warner Electric, Boston Gear, TB Wood’s, Kilian, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix, Inertia Dynamics, Twiflex, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd, Warner Linear and Saftek. Most of these brands have been in existence for over 50 years. We believe over 50% of our sales are generated from products where, according to the most recently published Motion Systems Design magazine survey, our brands on a consolidated basis have the number one or number two brand recognition in the markets we serve.

Our products are either incorporated into products sold by original equipment manufacturers, or OEMs, sold to end-users directly or sold through industrial distributors. We sell our products in over 70 countries to over 1,000 direct OEM customers and over 3,000 distributor outlets through our global sales and marketing network. Substantially all of our products are moving, wearing components which are consumed in use. Due to the complexity of many of our customers’ manufacturing operations and the high cost of process failure, our customers have demonstrated a strong preference to replace their worn Altra brand products with new Altra products. This replacement dynamic drives recurring replacement sales, resulting in aftermarket revenue that we estimate accounted for approximately 46% of our revenues, on a pro forma basis, for the year ended December 31, 2006.

We are led by a highly experienced management team with over 330 years of cumulative industrial business experience and an average of 11 years with our companies. Our management team has established a proven track record of execution, successfully completing and integrating major strategic acquisitions and delivering significant growth in both revenue and profits. We employ a comprehensive business process called the ABS, which focuses on eliminating inefficiencies from every business process to improve quality, delivery and cost.

Our Industry

Based on industry data supplied by Penton Information Services, we estimate that industrial power transmission products generated sales in the United States of approximately $33.3 billion in 2006. These products are used to generate, transmit, control and transform mechanical energy. The industrial power transmission industry can be divided into three areas: MPT products; motors and generators; and adjustable speed drives. We compete primarily in the MPT area which, based on industry data, we estimate was a $16.7 billion market in the United States in 2006. In addition to the MPT segment, TB Wood’s also competes in the adjustable speed drives segment which we estimate was a $4.9 billion market in the United States in 2006.

The global MPT market is highly fragmented, with over 1,000 small manufacturers. While smaller companies tend to focus on regional niche markets with narrow product lines, larger companies that generate annual sales of over $100 million generally offer a much broader range of products and have global capabilities. The industry’s customer base is broadly diversified across many sectors of the economy and typically places a premium on factors such as quality, reliability, availability and design and application engineering support. We believe the most successful industry participants are those that leverage their distribution network, their products’ reputations for quality and reliability and their service and technical support capabilities to maintain attractive margins on products and gain market share.

Our Strengths

We believe the following business strengths have allowed us to develop and maintain a leading position within the mechanical power transmission industry:

Leading Market Shares and Brand Names.  We believe we hold the number one or number two market position in key products across several of our core platforms. For example, according to a report published by the Global Industry Analysts, Inc., in February 2005, we are one of the leading manufacturers of industrial clutches and brakes in the world. Our brands, most of which have been in existence for more than 50 years, are widely known in the MPT product markets. We believe over 50% of our sales are derived from products where we hold the number one or number two share and brand recognition, on a consolidated basis with our brands in the same product category, in the markets we serve.

Large Installed Base Supporting Aftermarket Sales.  With a history dating back to 1857 with the formation of TB Wood’s, we believe we benefit from one of the largest installed customer bases in the industry. Given the moving, wearing nature of our products, which require regular replacement, our large installed base of products with a diversified group of end-user customers, generates significant aftermarket replacement demand creating a recurring revenue stream. Many of our products serve critical functions, where the cost of product failure would substantially exceed any potential cost reduction benefits from using cheaper, less proven parts. This end-user preference and consistently recurring replacement demand in turn help to stabilize our revenue base from the cyclical nature of the broader economy. On a pro forma basis for the year ended December 31, 2006, we estimate that approximately 46% of our revenues were derived from aftermarket sales.

Diversified End-Markets.  Our revenue base has balanced exposure across a diverse mix of end-user industries, including energy, general industrial, material handling, mining, transportation and turf and garden, which helps mitigate the impact of business and economic cycles. On a pro forma basis for the year ended December 31, 2006, no single industry represented more than 8% of our total sales and approximately 27% of our sales were from outside North America. Our geographic diversification is further enhanced as some of our products sold into the North American market are ultimately exported into international markets as part of the final product sold by the customer.

Strong Relationships with Distributors and OEMs.  We have over 1,000 direct OEM customers and enjoy established, long-term relationships with the leading MPT industrial distributors, both of which are critical factors that contribute to our high base of recurring aftermarket revenues. We sell our products through more than 3,000 distributor outlets worldwide. We believe our scale, end-user preference and expansive product lines make our product portfolio attractive to both large and multi-branch distributors, as well as regional and independent distributors in our industry.

Experienced, High-Caliber Management Team.  We are led by a highly experienced management team with over 330 years of cumulative industrial business experience and an average of 11 years with our companies. Our CEO, Michael Hurt, has over 40 years of experience in the MPT industry, while COO Carl Christenson has over 26 years of experience. Our management team has established a proven track record of execution, successfully completing and integrating major strategic acquisitions and delivering significant growth and profitability.

The Altra Business System.  We benefit from an established culture of lean management emphasizing quality, delivery and cost through the ABS. ABS is at the core of our performance-driven culture and drives both our strategic development and operational improvements. We estimate that in the period from January 1, 2005 through December 31, 2006, ABS has enabled us to achieve savings of over $5 million through various initiatives, including: (a) set-up time reduction and productivity improvement, (b) finished goods inventory reduction, (c) improved quality and reduction of internal scrap, (d) on-time delivery improvement, (e) utilizing value stream mapping to minimize work in process inventory and increase productivity and (f) headcount reductions. We believe these initiatives will continue to provide us with recurring annual savings. We intend to continue to aggressively implement operational excellence initiatives by utilizing the ABS tools throughout our company.

Proven Product Development Capabilities.  Our extensive application engineering know-how drives both new and repeat sales. Our broad portfolio of products, knowledge and expertise across various MPT applications allows us to provide our customers customized solutions to meet their specific needs. We are highly focused on developing new products in response to customer requirements. We employ approximately 208 non-manufacturing engineers involved with product development, research and development, test and technical customer support. Recent new product development examples include the Foot/Deck Mount Kopper Kool Brake which was designed for very high heat dissipation in extremely rugged tensioning applications such as draw works for oil and gas wells and anchoring systems for on-shore and off-shore drilling platforms.

Our Business Strategy

We intend to continue to increase our sales through organic growth, expand our geographic reach and product offering through strategic acquisitions and improve our profitability through cost reduction initiatives. We seek to achieve these objectives through the following strategies:

•	Leverage Our Sales and Distribution Network. We intend to continue to leverage our relationships with our distributors to gain shelf space, further integrate our recently acquired brands with our core brands and sell new products. In addition, we intend to continue to actively pursue new OEM opportunities with innovative and cost-effective product designs and applications to help maintain and grow our aftermarket revenues. For example, in 2002 we launched a new product in the wrap spring category. Despite established competition within this particular category, we were able to quickly penetrate the market and we exceeded 15% in global market share in 2006 due to the strength of our Warner Electric brand. We seek to capitalize on customer brand preference for our products to generate pull-through aftermarket demand from our distribution channel. We believe this strategy also allows our distributors to achieve high profit margins, further enhancing our preferred position with them.

•	Focus our Strategic Marketing on New Growth Opportunities. We intend to expand our emphasis on strategic marketing to focus on new growth opportunities in key end-user markets. Through a systematic process that leverages our core brands and products, we seek to identify attractive markets and product niches, collect customer and market data, identify market drivers, tailor product and service solutions to specific market and customer requirements and deploy resources to gain market share and drive future sales growth.

•	Accelerate New Product and Technology Development. We are highly focused on developing new products across our business in response to customer needs in various markets. In total, we expect new products developed by us during the past three years to generate approximately $60 million in revenues in 2007.

•	Recent new product development examples include the Foot/Deck Mount Kopper Kool Brake, a new clutch brake design which significantly extends product life and can dramatically reduce blade stop time on commercial and residential lawn tractors, a new magnetic particle clutch designed to solve a number of long-standing performance issues on soft-drink bottle capping applications, and the RA10 speed reducer, designed for use in the rapidly growing market for armor-fitted military vehicles used by the U.S. military.

•	Capitalize on Growth and Sourcing Opportunities in the Asia-Pacific Market. We intend to leverage our established sales offices in China, Taiwan and Singapore, as well as add representation in Japan and South Korea. We also intend to expand our manufacturing presence in Asia beyond our current plant in Shenzhen, China, to increase sales in the high-growth Asia-

Pacific region. This region also offers opportunities for low-cost country sourcing of raw materials. During 2006, we sourced approximately 17% of our purchases from low-cost countries, resulting in average cost reductions of approximately 45% for these products. Within the next five years, we intend to utilize our sourcing office in Shanghai to significantly increase our current level of low-cost country sourced purchases. We may also consider additional opportunities to outsource some of our production from North American and Western European locations to Asia.

•	Continue to Improve Operational and Manufacturing Efficiencies through ABS. We believe we can continue to improve profitability through cost control, overhead rationalization, global process optimization, continued implementation of lean manufacturing techniques and strategic pricing initiatives. Our operating plan, based on manufacturing centers of excellence, provides additional opportunities to reduce costs by sharing best practices across geographies and business lines and by consolidating purchasing processes. We have implemented these principles with our recent acquisitions of Hay Hall, Bear Linear and TB Wood’s and intend to apply such principles to future acquisitions.

•	Pursue Strategic Acquisitions that Complement our Strong Platform. With our extensive MPT and motion control products, our strong customer and distributor relationships and our know-how in implementing lean enterprise initiatives through ABS, we believe we have an ideal platform for acquiring and successfully integrating related businesses, as evidenced through our acquisition and integration of Hay Hall and Bear Linear. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry. We plan to continue our disciplined pursuit of strategic acquisitions to accelerate our growth, enhance our industry leadership and create value.

Products

We produce and market a wide variety of MPT products. Our product portfolio includes industrial clutches and brakes, open and enclosed gearing, couplings, engineered belted drives, adjustable speed drives, engineered bearing assemblies and other related power transmission components which are sold across a wide variety of industries. Our products benefit from our industry leading brand names including Warner Electric, Boston Gear, TB Wood’s, Kilian, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix, Inertia Dynamics, Twiflex, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd, Warner Linear and Saftek. Our products serve a wide variety of end markets including aerospace, energy, food processing, general industrial, material handling, mining, petrochemical, transportation and turf and garden. We primarily sell our products to OEMs and through long-standing relationships with the industry’s leading industrial distributors such as Motion Industries, Applied Industrial Technologies, Kaman Industrial Technologies and W.W. Grainger. The following discussion of our products does not include detailed product category revenue because such information is not individually tracked by our financial reporting system and is not separately reported by our general purpose financial statements. Conducting a detailed product revenue internal assessment and audit would involve unreasonable effort and expense as revenue information by product line is not available. We maintain sales information by operating facility, but do not maintain any accounting sales data by product line.

Our products, principal brands and markets and sample applications are set forth below:

Products	Principal Brands	Principal Markets	Sample Applications

Clutches and Brakes	Warner Electric, Wichita Clutch, Formsprag Clutch, Stieber Clutch, Matrix, Inertia Dynamics, Twiflex, Industrial Clutch, Marland Clutch	Aerospace, energy, material handling, metals, turf and garden, mining	Elevators, forklifts, lawn mowers, oil well draw works, punch presses, conveyors
Gearing	Boston Gear, Nuttall Gear, Delroyd	Food processing, material handling, metals, transportation	Conveyors, ethanol mixers, packaging machinery, rail car wheel drives
Engineered Couplings	Ameridrives, Bibby Transmissions, TB Wood’s	Energy, metals, plastics, chemical	Extruders, turbines, steel strip mills, pumps
Engineered Bearing Assemblies	Kilian	Aerospace, material handling, transportation	Cargo rollers, steering columns, conveyors
Power Transmission Components	Warner Electric, Boston Gear, Huco Dynatork, Warner Linear, Matrix, Saftek, TB Wood’s	Material handling, metals, turf and garden	Conveyors, lawn mowers, machine tools
Engineered Belted Drives	TB Wood’s	Aggregate, HVAC, material handling	Pumps, sand and gravel conveyors, industrial fans
Adjustable Speed Drives and Systems	TB Wood’s	Food processing, textile, water	Pumps, conveyors, carpet looms

Clutches and Brakes.  Clutches are devices which use mechanical, magnetic, hydraulic, pneumatic, or friction type connections to facilitate engaging or disengaging two rotating members. Brakes are combinations of interacting parts that work to slow or stop machinery. We manufacture a variety of clutches and brakes in three main product categories: electromagnetic, overrunning and heavy duty. Our core clutch and brake manufacturing facilities are located in Connecticut, Indiana, Illinois, Michigan, Texas, the United Kingdom, Germany, France and China.

•	Electromagnetic Clutches and Brakes. Our industrial products include clutches and brakes with specially designed controls for material handling, forklift, elevator, medical mobility, mobile off-highway, baggage handling and plant productivity applications. We also offer a line of clutch and brake products for walk-behind mowers, residential lawn tractors and commercial mowers. While industrial applications are predominant, we also manufacture several vehicular niche applications including on-road refrigeration compressor clutches and agricultural equipment clutches. We market our electromagnetic products under the Warner Electric, IDI and Matrix brand names.

•	Overrunning Clutches. Specific product lines include the Formsprag and Stieber indexing and backstopping clutches. Primary industrial applications include conveyors, gear reducers, hoists and cranes, mining machinery, machine tools, paper machinery, packaging machinery, pumping equipment and other specialty machinery. We market and sell these products under the Formsprag, Marland and Stieber brand names.

•	Heavy Duty Clutches and Brakes. Our heavy duty clutch and brake product lines serve various markets including metal forming, off-shore and land-based oil and gas drilling platforms, mining material handling, marine applications and various off-highway and construction equipment segments. Our line of heavy duty pneumatic, hydraulic and caliper clutches and brakes are marketed under the Wichita Clutch and Twiflex brand names.

Gearing.  Gears reduce the output speed and increase the torque of an electric motor or engine to the level required to drive a particular piece of equipment. These products are used in various industrial, material handling, mixing, transportation and food processing applications. Specific product lines include vertical and horizontal gear drives, speed reducers and increasers, high-speed compressor drives, enclosed custom gear drives, various enclosed gear drive configurations and open gearing products such as spur, helical, worm and miter/bevel gears. We design and manufacture a broad range of gearing products under the Boston Gear, Nuttall Gear and Delroyd brand names. We manufacture our gearing products at our facilities in New York and North Carolina and sell to a variety of end markets.

Engineered Couplings.  Couplings are the interface between two shafts, which enable power to be transmitted from one shaft to the other. Because shafts are often misaligned, we designed our couplings with a measure of flexibility that accommodates various degrees of misalignment. Our coupling product line includes gear couplings, high-speed disc and diaphragm couplings, elastomeric couplings, grid couplings, universal joints, jaw couplings and spindles. Our coupling products are used in a wide range of markets including power generation, steel and custom machinery industries. We manufacture a broad range of coupling products under the Ameridrives, Bibby and TB Wood’s brand names. Our engineered couplings are manufactured in our facilities in Mexico, Michigan, Pennsylvania, Texas and the United Kingdom.

Engineered Bearing Assemblies.  Bearings are components that support, guide and reduce friction of motion between fixed and moving machine parts. Our engineered bearing assembly product line includes ball bearings, roller bearings, thrust bearings, track rollers, stainless steel bearings, polymer assemblies, housed units and custom assemblies. We manufacture a broad range of engineered bearing products under the Kilian brand name. We sell bearing products to a wide range of end markets, including the general industrial and automotive markets, with a particularly strong OEM customer focus. We manufacture our bearing products at our facilities in New York, Canada and China.

Engineered Belted Drives.  Belted drives incorporate both a rubber-based belt and at least two sheaves or sprockets. Belted drives typically change the speed of an electric motor or engine to the level required for a particular piece of equipment. Our belted drive line includes three types of v-belts, three types of synchronous belts, standard and made-to-order sheaves and sprockets, and split taper bushings. We sell belted drives to a wide range of end markets, including aggregate, energy, chemical and material handling. Our engineered belted drives are primarily manufactured under the TB Wood’s brand in our facilities in Pennsylvania, Mexico and Texas.

Electronic Adjustable Speed Drives and Systems.  Adjustable speed drives control the speed and performance characteristics of an electric motor. We offer ten families of standard drives, specializing in rugged wash down duty products. We also offer custom AC drives as well as engineered drive systems which are both designed to a customer’s specific application criteria. Our drives are used in various industries and applications including water pumping, food processing, and material handling. Our adjustable speed drives are principally marketed under the TB Wood’s brand name and are manufactured at our facilities in Pennsylvania, Tennessee and Italy.

Power Transmission Components.  Power transmission components are used in a number of industries to generate, transfer or control motion from a power source to an application requiring rotary or linear motion. Power transmission products are applicable in most industrial markets, including, but not limited to metals processing, turf and garden and material handling applications. Specific product lines include linear actuators, miniature and small precision couplings, air motors, friction materials, hydrostatic drives and other various items. We manufacture or market a broad array of power transmission components under several businesses including Warner Linear, Huco Dynatork, Saftek, Boston Gear, Warner Electric, TB Wood’s and

Matrix. Our core power transmission component manufacturing facilities are located in Illinois, Michigan, North Carolina, the United Kingdom and China.

•	Warner Linear. Warner Linear is a designer and manufacturer of rugged service electromechanical linear actuators for off-highway vehicles, agriculture, turf care, special vehicles, medical equipment, industrial and marine applications.

•	Huco Dynatork. Huco Dynatork is a leading manufacturer and supplier of a complete range of precision couplings, universal joints, rod ends and linkages.

•	Saftek. Saftek manufactures a broad range of high quality non-asbestos friction materials for industrial, marine, construction, agricultural and vintage and classic cars and motorcycles.

•	Other Accessories. Our Boston Gear, Warner Electric, Matrix and TB Wood’s businesses make or market several other accessories such as sensors, sleeve bearings, AC/DC motors, shaft accessories, face tooth couplings, mechanical variable speed drives, and fluid power components that are used in numerous end markets.

Research and Development and Product Engineering

We closely integrate new product development with marketing, manufacturing and product engineering in meeting the needs of our customers. We have product engineering teams that work to enhance our existing products and develop new product applications for our growing base of customers that require custom solutions. We believe these capabilities provide a significant competitive advantage in the development of high quality industrial power transmission products. Our product engineering teams focus on:

•	lowering the cost of manufacturing our existing products;

•	redesigning existing product lines to increase their efficiency or enhance their performance; and

•	developing new product applications.

Our continued investment in new product development is intended to help drive customer growth as we address key customer needs.

Sales and Marketing

We sell our products in over 70 countries to over 1,000 direct OEM customers and over 3,000 distributor outlets. We offer our products through our direct sales force comprised of 126 company-employed sales associates as well as independent sales representatives. Our worldwide sales and distribution presence enables us to provide timely and responsive support and service to our customers, many of which operate globally, and to capitalize on growth opportunities in both developed and emerging markets around the world.

We employ an integrated sales and marketing strategy concentrated on both key industries and individual product lines. We believe this dual vertical market and horizontal product approach distinguishes us in the marketplace allowing us to quickly identify trends and customer growth opportunities and deploy resources accordingly. Within our key industries, we market to OEMs, encouraging them to incorporate our products into their equipment designs, to distributors and to end-users, helping to foster brand preference. With this strategy, we are able to leverage our industry experience and product breadth to sell MPT and motion control solutions for a host of industrial applications.

Distribution

Our MPT components are either incorporated into end products sold by OEMs or sold through industrial distributors as aftermarket products to end-users and smaller OEMs. We operate a geographically diversified business. On a pro forma basis, for the year ended December 31, 2006, 73% of our net sales were derived from customers in North America, 20% from customers in Europe and 7% from customers in Asia and the rest of the world. Our global customer base is served by an extensive global sales network comprised of our sales staff as well as our network of over 3,000 distributor outlets.

Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in influencing product purchasing decisions in the MPT industry. In addition, distributors play a critical role through stocking inventory of our products, which affects the accessibility of our products to aftermarket buyers. It is for this reason that distributor partner relationships are so critical to the success of the business. We enjoy strong established relationships with the leading distributors as well as a broad, diversified base of specialty and regional distributors.

Competition

We operate in highly fragmented and very competitive markets within the MPT market. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, such as helical gear drives and adjustable speed drives, and some of our competitors are larger than us and have greater financial and other resources. In particular, we compete with Emerson Power Transmission Manufacturing, L.P., Regal-Beloit Corporation, Rexnord LLC and Baldor Electric Company. In addition, with respect to certain of our products, we compete with divisions of our OEM customers. Competition in our business lines is based on a number of considerations including quality, reliability, pricing, availability and design and application engineering support. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest regularly in manufacturing, customer service and support, marketing, sales, research and development and intellectual property protection. We may have to adjust the prices of some of our products to stay competitive. In addition, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. There is substantial and continuing pressure on major OEMs and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. As a result of cost pressures from our customers, our ability to compete depends in part on our ability to generate production cost savings and, in turn, find reliable, cost-effective outside component suppliers or manufacture our products. See “Risk Factors — Risks Related to our Business — We operate in the highly competitive mechanical power transmission and adjustable speed drives industries and if we are not able to compete successfully our business may be significantly harmed.”

Intellectual Property

We rely on a combination of patents, trademarks, copyright and trade secret laws in the United States and other jurisdictions, as well as employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell our products under a number of registered and unregistered trademarks, which we believe are widely recognized in the MPT industry. With the exception of Boston Gear, Warner Electric and TB Wood’s, we do not believe any single patent, trademark or trade name is material to our business as a whole. Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with adequate protection or be commercially beneficial to us and, patents applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize technologies or products which are substantially similar to ours.

With respect to proprietary know-how, we rely on trade secret laws in the United States and other jurisdictions and on confidentiality agreements. Monitoring the unauthorized use of our technology is difficult and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position.

Some of our registered and unregistered trademarks include: Warner Electric, Boston Gear, TB Wood’s, Kilian, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix, Inertia Dynamics, Twiflex, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd, Warner Linear and Saftek.

Backlog

Our backlog of unshipped orders was $125.5 million at March 31, 2007, $128.2 million at December 31, 2006 and $102.0 million at December 31, 2005.

Employees

As of April 30, 2007, we had approximately 3,450 full-time employees, of whom approximately 64% were located in North America, 23% in Europe, and 13% in Asia. Approximately 18% of our full-time factory North American employees are represented by labor unions. In addition, approximately 34% of our employees in our facility in Scotland are represented by a labor union. The four U.S. collective bargaining agreements to which we are a party will expire on August 10, 2007, September 19, 2007, June 2, 2008 and February 1, 2009. We are currently in negotiations with the union in Scotland and we do not expect the negotiations to have a material adverse effect on our operations. Two of the four U.S. collective bargaining agreements contain provisions for additional, potentially significant, lump-sum severance payments to all employees covered by the agreements who are terminated as the result of a plant closing and one of our collective bargaining agreements contains provisions restricting our ability to terminate or relocate operations. See “Risk Factors — Risks Related to Our Business — We may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, which could seriously impact our operations and the profitability of our business.”

The remainder of our European facilities have employees who are generally represented by local and national social works councils which are common in Europe. Social works councils meet with employer industry associations every two to three years to discuss employee wages and working conditions. Our facilities in France and Germany often participate in such discussions and adhere to any agreements reached.

Properties

In addition to our leased headquarters in Quincy, Massachusetts, we maintain 31 production facilities, sixteen of which are located in the United States, two in Canada, eleven in Europe, one in Mexico and one in China. The following table lists all of our facilities, other than sales offices and distribution centers, as of

April 30, 2007, indicating the location, principal use, square footage and whether the facilities are owned or leased.

				Owned/	Lease
Location	Brand	Major Products	Sq. Ft.	Leased	Expiration

United States
Chambersburg,
Pennsylvania	TB Wood’s	Couplings, Belted Drives, Castings	440,000	Owned	N/A
South Beloit, Illinois	Warner Electric	Electromagnetic Clutches & Brakes	104,288	Owned	N/A
Syracuse, New York	Kilian	Engineered Bearing Assemblies	97,000	Owned	N/A
Wichita Falls, Texas	Wichita Clutch	Heavy Duty Clutches and Brakes	90,400	Owned	N/A
Warren, Michigan	Formsprag	Overrunning Clutches	79,000	Owned	N/A
Erie, Pennsylvania	Ameridrives	Couplings	76,200	Owned	N/A
Chattanooga, Tennessee	TB Wood’s	Integrated Electronic Drive Systems	52,000	Owned	N/A
Scotland, Pennsylvania	TB Wood’s	Electronic Products	42,400	Owned	N/A
San Marcos, Texas	TB Wood’s	Couplings and Belted Drives	51,000	Owned	N/A
Columbia City, Indiana	Warner Electric	Electromagnetic Clutches &	35,000	Owned	N/A
		Brakes & Coils
Mt. Pleasant, Michigan	TB Wood’s	Power Transmission Components,	30,000	Owned	N/A
		Couplings
Charlotte, North Carolina	Boston Gear	Gearing & Power Transmission	193,000	Leased	February 28, 2013
		Components
Niagara Falls, New York	Nuttall Gear	Gearing	155,509	Leased	March 31, 2008
Torrington, Connecticut	Inertia Dynamics	Electromagnetic Clutches & Brakes	32,000	Leased	(3)
Quincy, Massachusetts(1)	Altra, Boston Gear	—	30,350	Leased	February 12, 2008
Belvidere, Illinois	Warner Linear	Linear Actuators	21,000	Leased	June 30, 2009
New Braunsfels, Texas	Ameridrives	Couplings	16,200	Leased	December 31, 2009
International
Heidelberg, Germany	Stieber	Overrunning Clutches	57,609	Owned	N/A
Saint Barthelemy, France	Warner Electric	Electromagnetic Clutches & Brakes	50,129	Owned	N/A
Bedford, England	Wichita Clutch	Heavy Duty Clutches and Brakes	49,000	Owned	N/A
Allones, France	Warner Electric	Electromagnetic Clutches & Brakes	38,751	Owned	N/A
Toronto, Canada	Kilian	Engineered Bearing Assemblies	29,000	Owned	N/A
Dewsbury, England	Bibby Transmissions	Couplings	26,100	Owned	N/A
Shenzhen, China	Warner Electric	Electromagnetic Clutches, Brakes &	112,271	Leased	December 15, 2008
		Precision Components
San Luis Potosi, Mexico	TB Wood’s	Couplings and Belted Drives	71,800	Leased	June 8, 2014
Brechin, Scotland	Matrix	Clutch Brakes, Couplings	52,500	Leased	February 28, 2011
Garching, Germany	Stieber	Overrunning Clutches	32,292	Leased	(2)
Toronto, Canada	Kilian	Engineered Bearing Assemblies	30,120	Leased	(3)
Twickenham, England	Twiflex	Heavy Duty Clutches and Brakes	27,500	Leased	September 30, 2009
Naturns, Italy	TB Wood’s	Electronic Products	19,500	Leased	December 31, 2009(4)
Hertford, England	Huco Dynatork	Couplings, Power Transmission	13,565	Leased	July 31, 2007
		Components
Telford, England	Saftek	Friction Material	4,400	Leased	August 31, 2008

(1)	Corporate Headquarters and selective Boston Gear functions.

(2)	Must give the lessor twelve months notice for termination.

(3)	Month to month lease.

(4)	Must give the lessor six months notice for termination.

Suppliers and Raw Materials

We obtain raw materials, component parts and supplies from a variety of sources, generally from more than one supplier. Our suppliers and sources of raw materials are based in both the United States and other countries and we believe that our sources of raw materials are adequate for our needs for the foreseeable future. We do not believe the loss of any one supplier would have a material adverse effect on our business or result of operations. Our principal raw materials are steel, castings and copper. We generally purchase our materials on the open market, where certain commodities such as steel and copper have increased in price significantly in recent years. We have not experienced any significant shortage of our key materials and have not historically engaged in hedging transactions for commodity suppliers.

Regulation

We are subject to a variety of government laws and regulations that apply to companies engaged in international operations. These include compliance with the Foreign Corrupt Practices Act, U.S. Department of Commerce export controls, local government regulations and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls and repatriation of earnings). We maintain controls and procedures to comply with laws and regulations associated with our international operations. In the event we are unable to remain compliant with such laws and regulations, our business may be adversely affected.

Environmental and Health and Safety Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing health and safety requirements, the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. From time to time our operations may not be in full compliance with the terms and conditions of our permits. We periodically review our procedures and policies for compliance with environmental laws and requirements. We believe that our operations generally are in material compliance with applicable environmental laws and requirements and that any non-compliance would not be expected to result in us incurring material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and requirements have not been material.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation. As a practical matter, however, the costs of investigation and remediation generally are allocated among the viable responsible parties on some form of equitable basis. Liability also may include damages to natural resources. We have not been notified that we are a potentially responsible party in connection with any sites we currently or formerly owned or operated or for liability at any off-site waste disposal facility.

However, there is contamination at some of our current facilities, primarily related to historical operations at those sites, for which we could be liable for the investigation and remediation under certain environmental laws. The potential for contamination also exists at other of our current or former sites, based on historical uses of those sites. We currently are not undertaking any remediation or investigations and our costs or liability in connection with potential contamination conditions at our facilities cannot be predicted at this time because the potential existence of contamination has not been investigated or not enough is known about the environmental conditions or likely remedial requirements. Currently, other parties with contractual liability are addressing or have plans or obligations to address those contamination conditions that may pose a material risk to human health, safety or the environment. In addition, while we attempt to evaluate the risk of liability associated with our facilities at the time we acquire them, there may be environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired which could have a material adverse effect on our business.

We are being indemnified, or expect to be indemnified by third parties subject to certain caps or limitations on the indemnification, for certain environmental costs and liabilities associated with certain owned or operated sites. Accordingly, based on the indemnification and the experience with similar sites of the environmental consultants who we have hired, we do not expect such costs and liabilities to have a material adverse effect on our business, operations or earnings. We cannot assure you, however, that those third parties will in fact satisfy their indemnification obligations. If those third parties become unable to, or otherwise do not, comply with their respective indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to these indemnities, we could become subject to significant liabilities.

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our business. These proceedings primarily involve commercial claims, product liability claims, intellectual property claims, environmental claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Our directors and principal officers, and their positions and ages as of May 15, 2007, are as follows:

Name	Age	Position(s)

Michael L. Hurt	61	Chief Executive Officer and Chairman of the Board of Directors
Carl R. Christenson	47	President and Chief Operating Officer
David A. Wall	49	Chief Financial Officer
Gerald Ferris	57	Vice President of Global Sales
Timothy McGowan	50	Vice President of Human Resources
Edward L. Novotny	55	Vice President and General Manager, Gearing and Belted Drives (Altra Industrial)
Todd B. Patriacca	37	Vice President of Finance, Corporate Controller
Craig Schuele	44	Vice President of Marketing and Business Development
Jean-Pierre L. Conte	43	Director
Richard D. Paterson(1)	64	Director
Darren J. Gold(2)(3)	37	Director
Larry McPherson(1)(2)	61	Director
James H. Woodward Jr.(1)(3)	54	Director
Edmund M. Carpenter(2)(3)	65	Director

(1)	Member of the Audit Committee of our Board of Directors.

(2)	Member of the Nominating and Corporate Governance Committee of our Board of Directors.

(3)	Member of the Compensation Committee of our Board of Directors.

Michael L. Hurt, P.E. has been our Chief Executive Officer and a director since our formation in 2004. In November 2006, Mr. Hurt was elected as chairman of our board. During 2004, prior to our formation, Mr. Hurt provided consulting services to Genstar Capital and was appointed Chairman and Chief Executive Officer of Kilian in October 2004. From January 1991 to November 2003, Mr. Hurt was the President and Chief Executive Officer of TB Wood’s Incorporated, a manufacturer of industrial power transmission products. Prior to TB Wood’s, Mr. Hurt spent 23 years in a variety of management positions at the Torrington Company, a major manufacturer of bearings and a subsidiary of Ingersoll Rand. Mr. Hurt holds a B.S. degree in Mechanical Engineering from Clemson University and an M.B.A. from Clemson-Furman University.

Carl R. Christenson has been our President and Chief Operating Officer since January 2005. From 2001 to 2005, Mr. Christenson was the President of Kaydon Bearings, a manufacturer of custom-engineered bearings and a division of Kaydon Corporation. Prior to joining Kaydon, Mr. Christenson held a number of management positions at TB Wood’s Incorporated and several positions at the Torrington Company. Mr. Christenson holds a M.S. and B.S. degree in Mechanical Engineering from the University of Massachusetts and an M.B.A. from Rensselaer Polytechnic.

David A. Wall has been our Chief Financial Officer since January 2005. From 2000 to 2004, Mr. Wall was the Chief Financial Officer of Berman Industries, a manufacturer and distributor of portable lighting products. From 1994 to 2000, Mr. Wall was the Chief Financial Officer of DoALL Company, a manufacturer and distributor of machine tools and industrial supplies. Mr. Wall is a Certified Public Accountant and holds a B.S. degree in Accounting from the University of Illinois and an M.B.A. in Finance from the University of Chicago.

Gerald Ferris has been our Vice President of Global Sales since May 2007 and held the same position with Power Transmission Holdings, LLC, our Predecessor, since March 2002. He is responsible for the worldwide sales of our broad product platform. Mr. Ferris joined our Predecessor in 1978 and since joining has held various positions. He became the Vice President of Sales for Boston Gear in 1991. Mr. Ferris holds a B.A. degree in Political Science from Stonehill College.

Timothy McGowan has been our Vice President of Human Resources since May 2007 and held the same position with our Predecessor since June 2003. Prior to joining us, from 1994 to 1998 and again from 1999 to 2003 Mr. McGowan was Vice President, Human Resources for Bird Machine, part of Baker Hughes, Inc., an oil equipment manufacturing company. Before his tenure with Bird Machine, Mr. McGowan spent many years with Raytheon in various Human Resources positions. Mr. McGowan holds a B.A. degree in English from St. Francis College in Maine.

Edward L. Novotny has been our Vice President and General Manager of Gearing and Belted Drives since November 2004 and held the same position with our Predecessor since May 2001. Prior to joining our Predecessor in 1999, Mr. Novotny served in a plant management role and then as the Director of Manufacturing for Stabilus Corporation, an automotive supplier, since October 1990. Prior to Stabilus, Mr. Novotny held various plant management and production control positions with Masco Industries and Rockwell International. Mr. Novotny holds a B.S. degree in Business Management from Youngstown State University.

Todd B. Patriacca has been our Vice President of Finance and Corporate Controller since May 2007. Prior to his current position, Mr. Patriacca has been Corporate Controller since May 2005. Prior to joining us, Mr. Patriacca was Corporate Finance Manager at MKS Instrument Inc., a semi-conductor equipment manufacturer since March 2002. Prior to MKS, Mr. Patriacca spent over ten years at Arthur Andersen LLP in the Assurance Advisory practice. Mr. Patriacca is a Certified Public Accountant and holds a B.A. in History from Colby College and an M.B.A. and an M.S. in Accounting from Northeastern University.

Craig Schuele has been our Vice President of Marketing and Business Development since May 2007 and held the same position with our Predecessor since July 2004. Prior to his current position, Mr. Schuele has been Vice President of Marketing since March 2002, and previous to that he was a Director of Marketing. Mr. Schuele joined our Predecessor in 1986 and holds a B.S. degree in Management from Rhode Island College.

Jean-Pierre L. Conte was elected as one of our directors in connection with the PTH Acquisition, which occurred in November 2004. Mr. Conte also served as chairman of our board from November 2004 until November 2006. Mr. Conte is currently Chairman and Managing Director of Genstar Capital. Mr. Conte joined Genstar Capital in 1995. Prior to leading Genstar Capital, Mr. Conte was a principal for six years at the NTC Group, Inc., a private equity investment firm. He began his career at Chase Manhattan in 1985. He has served as a director and chairman of the board of PRA International, Inc. since 2000. Mr. Conte also has served as a director of Propex Fabrics, Inc. since December 2004 and as a director of Panolam Industries International, Inc. since September 2005. Mr. Conte holds a B.A. degree from Colgate University and an M.B.A. from Harvard University.

Richard D. Paterson was elected as one of our directors in connection with the PTH Acquisition. Since 1987, Mr. Paterson has been a Managing Director at Genstar Capital. Prior to joining Genstar Capital, Mr. Paterson was a Senior Vice President and Chief Financial Officer of Genstar Corporation, a New York Stock Exchange listed company. He has served as a director of North American Energy Partners Inc. since 2005, Propex Fabrics, Inc. since 2004, American Pacific Enterprises, LLC since 2004, Wood’s Equipment Company since 2004 and INSTALLS inc, LLC since 2004. Mr. Paterson is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University.

Darren J. Gold was elected as one of our directors in connection with the PTH Acquisition. Mr. Gold is currently a Managing Director of Genstar Capital. Mr. Gold joined Genstar Capital in 2000. Prior to joining Genstar Capital, Mr. Gold was an engagement manager with McKinsey & Company. He has served as a director at INSTALLS inc., LLC since 2002 and Panolam Industries International, Inc. since 2005. Mr. Gold holds a B.A. in Political Science and History from the University of California, Los Angeles and a J.D. from the University of Michigan.

Larry McPherson was elected as one of our directors in January 2005. Prior to joining our board, Mr. McPherson was a Director of NSK Ltd., a manufacturer and seller of industrial machinery bearings and automobile components, from 1997 until his retirement in 2003 and served as Chairman and CEO of NSK Europe from January 2002 to December 2003. In total he was employed by NSK Ltd. for 21 years and was

Chairman and CEO of NSK Americas for the six years prior to his European assignment. Mr. McPherson continues to serve as an advisor to the board of directors of NSK Ltd. as well as a board member of McNaughton and Gunn, Inc. and of a privately owned printing company. Mr. McPherson earned his M.B.A. from Georgia State and his B.S. degree in Electrical Engineering from Clemson University.

James H. Woodward, Jr. was elected as one of our directors in March 2007. Mr. Woodward has been Executive Vice President and Chief Financial Officer of Joy Global Inc., a mining machinery and services company, since January 2007. Prior to joining Joy Global Inc., Mr. Woodward was Executive Vice President and Chief Financial Officer of JLG Industries, Inc., a manufacturer and marketer of industrial access equipment, from August 2000 until its sale in December 2006. Prior to JLG Industries, Inc., Mr. Woodward held various financial positions at Dana Corporation since 1982. Mr. Woodward holds a B.A. degree in Accounting from Michigan State University.

Edmund M. Carpenter was elected as one of our directors in March 2007. Mr. Carpenter was President and Chief Executive Officer of Barnes Group Inc., a manufacturer of precision metal components and distributor of industrial supplies, from 1998 until his retirement in December 2006. Prior to joining Barnes Group Inc., Mr. Carpenter was Senior Managing Director of Clayton, Dubilier & Rice from 1996 to 1998, and Chief Executive Officer of General Signal from 1988 to 1995. He has served as a director at Campbell Soup Company since 1990 and Dana Corporation since 1991. He holds both an M.B.A. and a B.S.E. in Industrial Engineering from the University of Michigan.

Board Composition

Our bylaws provide that the size of the Board of Directors shall be determined from time to time by our Board of Directors. Our Board of Directors currently consists of seven members. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as necessary to discharge their duties. Edmund M. Carpenter, Larry McPherson and James H. Woodward Jr. are each “independent” within the meaning of the Marketplace Rules of the NASDAQ Global Market, or the NASDAQ Rules, and the federal securities laws. Our Board of Directors currently complies with the NASDAQ Rules regarding independence requirements pursuant to an exemption from the requirement that a majority of the Board members must be independent provided by Rule 4350(a)(5) of the NASDAQ Rules. We expect some of our non-independent directors will be replaced so that the majority of our Board of Directors will be independent within 12 months of December 14, 2006, the effective date of our registration statement for our initial public offering.

Committees of the Board of Directors

Pursuant to our bylaws, our Board of Directors is permitted to establish committees from time to time as it deems appropriate. To facilitate independent director review and to make the most effective use of our directors’ time and capabilities, our Board of Directors has established the following committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The charter of each of the committees discussed below is available on our website at
http://www.altraindustrialmotion.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, Altra Holdings, Inc., 14 Hayward Street, Quincy, Massachusetts 02171, telephone (617) 328-3300. The membership and function of each committee are described below.

Audit Committee

The primary purpose of the audit committee is to assist the board’s oversight of:

•	the integrity of our financial statements;

•	our internal controls and risk management;

•	our compliance with legal and regulatory requirements;

•	our independent auditors’ qualifications and independence;

•	the performance of our independent auditors and our internal audit function; and

•	the preparation of the report required to be prepared by the committee pursuant to SEC rules.

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act and currently consists of Messrs. Woodward, McPherson and Paterson. Mr. Woodward serves as chairman of our Audit Committee. Mr. Woodward and Mr. McPherson qualify as independent “audit committee financial experts” as such term has been defined by the SEC in Item 407 of Regulation S-K. The Audit Committee currently complies with NASDAQ and federal securities law independence requirements pursuant to an exemption from the requirement that all Audit Committee members must be independent provided by Rule 4350(a)(5) of the NASDAQ Rules and Rule 10A-3(b)(1)(iv) of the Exchange Act. Mr. Woodward was appointed to the Audit Committee in March 2007 to comply with the independence phase-in requirements of the NASDAQ Rules and the Exchange Act. Mr. Paterson is the only member of the Audit Committee not currently considered to be an “independent” director as provided by the NASDAQ Rules, and the Securities Exchange Act of 1934, or the Exchange Act. We expect that all of our Audit Committee members will be independent within 12 months of December 14, 2006, the effective date of our registration statement for our initial public offering.

Nominating and Corporate Governance Committee

The primary purpose of the nominating and corporate governance committee is to:

•	identify and to recommend to the board individuals qualified to serve as directors of our company and on committees of the board;

•	advise the board with respect to the board composition, procedures and committees;

•	develop and recommend to the board a set of corporate governance principles and guidelines applicable to us; and

•	oversee the evaluation of the board and our management.

Messrs. McPherson, Carpenter and Gold serve on the Nominating and Corporate Governance Committee. Mr. McPherson serves as chairman of the Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently complies with NASDAQ Rules regarding independence requirements pursuant to an exemption from the requirement that all Nominating and Corporate Governance Committee members must be independent provided by Rule 4350(a)(5) of the NASDAQ Rules. Mr. Carpenter was appointed to the Nominating and Corporate Governance Committee in March 2007 to comply with the independence phase-in requirements of the NASDAQ Rules and the Exchange Act. Mr. Gold is the only member of the Nominating and Corporate Governance Committee not currently considered to be an “independent” director as provided by the NASDAQ Rules and the Exchange Act. We expect that all of our Nominating and Corporate Governance Committee members will be independent within 12 months of December 14, 2006, the effective date of our registration statement for our initial public offering. Please see the section entitled “Corporate Governance” herein for further discussion of the roles and responsibilities of the Nominating and Corporate Governance Committee.

Compensation Committee

The primary purpose of our Compensation Committee is to oversee our compensation and employee benefit plans and practices, review director compensation policy and produce a report on executive compensation as required by SEC rules. Messrs. Carpenter, Gold and Woodward serve on the Compensation Committee. Mr. Carpenter serves as chairman of the Compensation Committee. Our Compensation Committee currently complies with NASDAQ Rules regarding independence requirements pursuant to an exemption from the requirement that all Compensation Committee members must be independent provided by Rule 4350(a)(5) of the NASDAQ Rules. Messrs. Carpenter and Woodward were appointed to the Compensation Committee in March 2007 to comply with the independence phase-in requirements of the NASDAQ Rules and the Exchange Act. Mr. Gold is the only member of the Compensation Committee not currently considered to be an

“independent” director as provided by the NASDAQ Rules and the Exchange Act. We expect that all of our Compensation Committee members will be independent within 12 months of December 14, 2006, the effective date of our registration statement for our initial public offering.

Compensation Committee Interlocks and Insider Participation

During our last completed fiscal year, none of the members of the Compensation Committee was our employee, officer or former officer. None of our executive officers served on the board of directors or compensation committee of any entity in 2006 that had an executive officer serving as a member of our Board or Compensation Committee.

Mr. Richard Paterson, who was a member of the Compensation Committee during the year 2006, and Mr. Darren Gold, a current Compensation Committee member, are employees of Genstar Capital, our largest stockholder. Please see “Certain Relationships and Related Transactions” for a description of Genstar Capital’s relationship with us.

Director Compensation

All members of our Board of Directors are reimbursed for their usual and customary expenses incurred in connection with attending all Board and other committee meetings. Our non-employee directors receive director fees of $40,000 per year. In January of 2005, Mr. Larry McPherson was granted 34,125 shares of restricted common stock, which stock is subject to vesting over a period of five years. In January of 2005, Mr. Frank E. Bauchiero was also granted 34,125 shares of restricted common stock, which stock became fully vested by Board action upon his departure from the Board in March 2007.

The following table sets forth information concerning compensation paid to our non-employee directors during the fiscal year ended December 31, 2006.

Non-Employee Director Compensation Table

Non-Equity
	Fees Earned or	Stock	Incentive Plan	All Other
	Paid in Cash	Awards	Compensation	Compensation	Total
Name	($)	($)	($)	($)	($)

Frank E. Bauchiero(1)	40,000	—	—	—	40,000
Edmund M. Carpenter	—	—	—	—	—
Jean-Pierre L. Conte	—	—	—	—	—
Darren J. Gold	—	—	—	—	—
Larry McPherson	40,000	—	—	—	40,000
Richard D. Paterson	—	—	—	—	—
James H. Woodward Jr.	—	—	—	—	—

(1)	Frank E. Bauchiero resigned from our Board of Directors, effective March 14, 2007.

In May 2007, the Compensation Committee, upon consultation with Hay Group, an independent outside consultant, approved the 2007 compensation for our non-employee directors. For 2007, each of our non-employee directors will receive an annual retainer fee of $60,000. In addition, the Chairman of the Audit Committee will receive a fee of $8,000, the Chairman of the Compensation Committee will receive a fee of $5,000, and the Chairman of the Nominating and Corporate Governance Committee will receive a fee of $5,000 for their services in 2007.

EXECUTIVE COMPENSATION

Compensation of Named Executives

The following table summarizes all compensation paid to our principal executive officer, our principal financial officer and to our three other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2006. We will refer to these executive officers as the named executive officers.

Summary Compensation Table

					Non-Equity
					Incentive Plan	All Other		Total
Name and Principal Position	Year	Salary	Stock(1)		Compensation(7)	Compensation		Compensation

Michael L. Hurt	2006	$373,190	$1,258,164	(2)	$521,902	$26,587	(8)	$2,179,843
Chief Executive Officer
Carl R. Christenson	2006	$273,542	$646,334	(3)	$320,650	$25,127	(8)	$1,265,653
President & Chief Operating Officer
David A. Wall	2006	$228,750	$7,410	(4)	$214,544	$25,068	(8)	$475,772
Chief Financial Officer
Edward L. Novotny	2006	$187,600	$3,705	(5)	$132,239	$25,967	(8)	$349,511
Vice President of Altra Industrial Motion and General Manager of Boston Gear, Overrunning Clutch, Huco
Gerald Ferris	2006	$184,037	$3,705	(6)	$169,303	$20,793	(9)	$377,838
Vice President of Global Sales, Altra Industrial Motion

(1)	The amounts in this column represent the amount recognized for financial statement reporting purposes with respect to the fiscal year 2006. This expense is recognized in our financial statements on a straight-line basis over the vesting period. For discussion of factors and assumptions taken into account in our calculation, see Note 11 to our consolidated financial statements contained in this prospectus.

(2)	Reflects the shares of restricted stock held by Mr. Hurt that vested in 2006, which include two-fifths of the shares of restricted stock granted to Mr. Hurt in 2006 and one-fifth of the shares of restricted stock granted to Mr. Hurt in each of 2004 and 2005. The aggregate restricted stock holdings of Mr. Hurt at the end of 2006 were 847,259 shares.

(3)	Reflects the shares of restricted stock held by Mr. Christenson that vested in 2006, which include two-fifths of the shares of restricted stock granted to Mr. Christenson in 2006 and one-fifth of the shares of restricted stock granted to Mr. Christenson in 2005. The aggregate restricted stock holdings of Mr. Christenson at the end of 2006 were 568,221 shares.

(4)	Reflects the shares of restricted stock held by Mr. Wall that vested in 2006, which include one-fifth of the shares of restricted stock granted to Mr. Wall in 2005. The aggregate restricted stock holdings of Mr. Wall at the end of 2006 were 220,500 shares.

(5)	Reflects the shares of restricted stock held by Mr. Novotny that vested in 2006, which include one-fifth of the shares of restricted stock granted to Mr. Novotny in 2005. The aggregate restricted stock holdings of Mr. Novotny at the end of 2006 were 126,000 shares.

(6)	Reflects the shares of restricted stock held by Mr. Ferris that vested in 2006, which include one-fifth of the shares of restricted stock granted to Mr. Ferris in 2005. The aggregate restricted stock holdings of Mr. Ferris at the end of 2006 was 110,250 shares.

(7)	Reflects bonus amounts approved by our Compensation Committee for the fiscal year 2006 under our Management Incentive Compensation Program, or MICP. For further discussion of the MICP and the determination of 2006 bonus amounts for our named executive officers, see the Compensation Analysis and Discussion section of this prospectus.

(8)	Represents our 401(k) contribution of $13,200, premiums paid for medical and dental insurance of $8,000 and premiums paid for life and disability benefits.

(9)	Represents our 401(k) contribution of $7,650, premiums paid for medical and dental insurance of $8,000 and premiums paid for life and disability benefits.

The following table presents information regarding grants of plan based awards to our named executive officers during the fiscal year ended December 31, 2006.

Grants of Plan-Based Awards

		Estimated Future
		Payouts Under Non-	All Other Stock
	Grant Date	Equity Incentive Plan	Awards: Number of			Grant Date Fair
	of Stock	Awards	Shares of Stock or		Market Price on	Value of Stock &
Name	Awards	Target(1)	Units		Grant Date	Option Awards

Michael L. Hurt	August 30, 2006	$223,914	203,899	(2)	$16.00	$3,262,384
Carl R. Christenson	August 30, 2006	$136,771	103,857	(3)	$16.00	$1,661,704
David A. Wall	—	$91,500	—		—	—
Edward L. Novotny	—	$65,660	—		—	—
Gerald Ferris	—	$73,615	—		—	—

(1)	Reflects the target bonus amounts for the fiscal year 2006 under our Management Incentive Compensation Program, or MICP. The amounts reflect 60% of Mr. Hurt’s base salary, 50% of Mr. Christenson’s base salary, 40% of Mr. Wall’s base salary, 35% of Mr. Novotny’s base salary, and 40% of Mr. Ferris’ base salary, respectively. There were no specific threshold or maximum bonus amounts contemplated under the MICP. Instead, downward or upward adjustments would be made based on our target financial performance. The Compensation Committee approved bonuses in excess of the target amounts shown in this column, due to our better-than-expected financial performance in 2006. For actual 2006 bonus amounts approved for our named executive officers, see the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For further discussion of the MICP and the determination of 2006 bonus amounts for our named executive officers, see the Compensation Analysis and Discussion section of this prospectus.

(2)	This award of restricted stock vests over four years in the following manner: 81,559 shares in January 2007 and 40,780 shares in January 2008, 2009 and 2010. Although we typically grant equity awards that vest over a five-year period, the vesting schedule of any particular award is determined by the Compensation Committee.

(3)	This award of restricted stock vests over four years in the following manner: 41,554 shares in January 2007 and 20,771 shares in January 2008, 2009 and 2010. Although we typically grant equity awards that vest over a five-year period, the vesting schedule of any particular award is determined by the Compensation Committee.

Outstanding Equity at Fiscal Year-End

					Stock Awards
							Market
					Number of		Value of
	Option Awards				Shares or		Shares or
		Number of			Units of Stock		Units of Stock
	Number of	Securities	Option	Option	That Have		That Have
	Options	Options	Price	Expiration	Not Vested		Not Vested
	(#)	(#)	($)	Date	(#)		($)

Michael L. Hurt	—	—	—	—	564,632	(1)	$7,933,078
Carl R. Christenson	—	—	—	—	415,857	(2)	$5,842,784
David A. Wall	—	—	—	—	156,000	(3)	$2,191,800
Edward L. Novotny	—	—	—	—	78,000	(4)	$1,095,900
Gerald Ferris	—	—	—	—	78,000	(4)	$1,095,900

(1)	149,792 shares will vest in January 2007; 29,267 shares will vest in October 2007, 2008 and 2009; and 109,013 shares will vest in January 2008, 2009 and 2010.

(2)	119,544 shares will vest in January 2007, and 98,771 shares will vest in January 2008, 2009 and 2010.

(3)	39,000 shares will vest in January 2007, 2008, 2009 and 2010.

(4)	19,500 shares will vest in January 2007, 2008, 2009 and 2010.

The following table presents information concerning the vesting of restricted stock for our named executive officers during the fiscal year ended December 31, 2006. We have not granted any options.

Option Exercises and Stock Vested

	Number of		Number of
	Shares		Shares
	Acquired	Value Realized	Acquired	Value Realized
	on Exercise	on Exercise	on Vesting	on Vesting
Name	(#)	($)	(#)	($)

Michael L. Hurt	—	—	97,500	$580,176
Carl R. Christenson	—	—	78,000	$127,920
David A. Wall	—	—	39,000	$63,960
Edward L. Novotny	—	—	19,500	$31,980
Gerald Ferris	—	—	19,500	$31,980

Pension Benefits

The following table presents information concerning payments or other benefits for our named executive officers in connection with their retirement.*

		Number of	Present Value	Payments
		Years Credited	of Accumulated	During Last
Name	Plan Name	Service (#)	Benefits ($)	Fiscal Year

Michael L. Hurt	—	—	—	—
Carl R. Christenson	—	—	—	—
David A. Wall	—	—	—	—
Edward L. Novotny	—	—	—	—
Gerald Ferris(1)	Altra Industrial Motion, Inc. Retirement Plan	21	$310,756	0

*	For further discussion of the valuation method and material assumptions used in quantifying the present value of accumulated benefit, see Note 9 of our Consolidated Financial Statements.

(1)	Reflects pension benefits accrued for Mr. Ferris under PTH’s Colfax PT Pension Plan, which Altra assumed in connection with its acquisition of PTH. Mr. Ferris’s participation in and benefits accrued under such plan were frozen since December 31, 1998. Altra Industrial Motion, Inc. Retirement Plan manages the assumed liabilities under the Colfax Plan. Under the provisions of the Colfax Plan, upon reaching the normal retirement age of 65, Mr. Ferris will receive annual payments of approximately $38,700. Mr. Ferris is eligible to receive a reduced annual payment in the event of his early retirement.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan, or Incentive Plan, permits the grant of restricted stock, stock units, stock appreciation rights, cash, non-qualified stock options and incentive stock options to purchase shares of our common stock, par value $0.001 per share. Currently, the maximum number of shares of our common stock that may be issued under the terms of the Incentive Plan is 3,004,256 and the maximum number of shares that may be subject to “incentive stock options” (within the meaning of Section 422 of the Code) is 1,750,000 shares. The Compensation Committee administers the Incentive Plan and has discretion to establish the specific terms and conditions for each award. Our employees, consultants and directors are eligible to receive awards under our Incentive Plan. Stock options, stock appreciation rights, restricted stock, stock units and cash awards may constitute performance-based awards in accordance with Section 162(m) of the Code at the discretion of the Compensation Committee. Any grant of restricted stock under the Incentive Plan may be subject to vesting requirements, as provided in its applicable award agreement, and will generally vest in five equal annual installments. The Compensation Committee may provide that any time prior to a change in control, any outstanding stock options, stock appreciation rights, stock units and unvested cash awards shall immediately vest and become exercisable and any restriction on restricted stock awards or stock units shall immediately lapse. In addition, the Compensation Committee may provide that all awards held by participants who are in our service at the time of the change of control, shall remain exercisable for the remainder of their terms notwithstanding any subsequent termination of a participant’s service. All awards shall be subject to the terms of any agreement effecting a change of control. Other than Mr. Hurt’s grants, upon a participant’s termination of employment (other than for cause), unless the Board or committee provides otherwise: (i) any outstanding stock options or stock appreciation rights may be exercised 90 days after termination, to the extent vested, (ii) unvested restricted stock awards and stock units shall expire and (iii) cash awards and performance-based awards shall be forfeited. Under the terms of his restricted stock agreements, in the event Mr. Hurt’s employment is terminated by us other than for cause, or terminates for good reason, death or disability all of his unvested restricted stock awards shall vest automatically.

Potential Payments Upon Termination or Change-In-Control

Severance Policy

Employment Agreements

Three of our named executives, Messrs. Hurt, Christenson and Wall, entered into employment agreements with us and Altra Industrial in early January 2005. Mr. Hurt’s employment agreement was subsequently amended on December 5, 2006. Under the terms of his employment agreement, Mr. Hurt has a three-year employment term, following which the agreement will automatically renew for successive one-year terms unless either Mr. Hurt or Altra terminates the agreement upon 6 months prior notice to such renewal date. Under the terms of their respective employment agreements, Messrs. Christenson and Wall have five-year employment terms. The employment agreements contain usual and customary restrictive covenants, including 12 month non-competition provisions and non-solicitation/no hire of employees or customers provisions, non-disclosure of proprietary information provisions and non-disparagement provisions. In the event of a termination without “cause” or departure for “good reason,” the terminated senior executives are entitled to severance equal to 12 months salary, continuation of medical and dental benefits for the 12-month period following the date of termination, and an amount equal to their pro-rated bonus for the year of termination. In addition, upon such termination, all of Mr. Hurt’s unvested restricted stock received from our Incentive Plan shall automatically vest.

Under the agreements, each of Messrs. Hurt, Christenson and Wall is eligible to participate in all compensation or employee benefit plans or programs and to receive all benefits and perquisites for which salaried employees of Altra Industrial generally are eligible under any current or future plan or program on the same basis as other senior executives of Altra Industrial. Each of Messrs. Hurt, Christenson and Wall is also eligible to receive, upon termination due to death or disability, an amount equal to his pro-rated bonus for the year of termination, as well as any earned but unpaid salary or benefits.

As part of the compensation review process, the Compensation Committee of the our Board of Directors, or the Compensation Committee, is currently reviewing the 2007 compensation levels and terms for Messrs. Hurt, Christenson and Wall with the assistance of outside consultants.

Retirement

As part of the PTH Acquisition, we agreed to assume active pension plan liabilities of PTH, including certain liabilities under its Colfax PT Pension Plan. Mr. Ferris previously participated in the Colfax PT Pension Plan; however, on December 31, 1998, his participation in and benefits accrued under such plan were frozen. Under the provisions of the plan, upon reaching the normal retirement age of 65, Mr. Ferris will receive annual payments of approximately $38,700. This amount was determined from a formula set forth in the plan and is based upon (i) a participant’s years of service, (ii) a participant’s compensation at the time the plan was frozen, and (iii) a standard set of benefit percentage multipliers. The assumed liabilities of the Colfax PT Pension Plan, including the retirement benefits payable to Mr. Ferris, will be managed under our Retirement Plan, which has been frozen at identical levels to the Colfax PT Pension Plan.

Change of Control

As more fully discussed in the caption “2004 Equity Incentive Plan” herein, the Compensation Committee has the authority to effect immediate vesting of various employee incentive awards upon a change of control of Altra. The Compensation Committee may provide that any time prior to a change in control, any outstanding stock options, stock appreciation rights, stock units and unvested cash awards shall immediately vest and become exercisable and any restriction on restricted stock awards or stock units shall immediately lapse. In addition, the Compensation Committee may provide that all awards held by participants who are in our service at the time of the change of control, shall remain exercisable for the remainder of their terms notwithstanding any subsequent termination of a participant’s service. For the market value of unvested equity awards held by our named executive officers as of December 31, 2006, which may be vested upon a change of control at the sole discretion of the Compensation Committee, see the table entitled “Outstanding Equity at Fiscal Year-End” contained elsewhere in the prospectus.

As more fully discussed under the caption “Severance Policy,” Messrs. Hurt, Christenson and Wall may be eligible to receive certain severance benefits pursuant to their respective employment agreements.

Potential Post-Employment Payments to Named Executive Officers

The table below sets forth potential payments that could be received by our named executive officers upon termination of their employment with us, assuming such event took place on December 31, 2006 for the purposes of quantifying the amounts below. Messrs. Novotny and Ferris are not entitled to any potential post-employment payments.*

	Michael L. Hurt			Carl R. Christenson			David A. Wall
		Termination			Termination			Termination
		Without			Without			Without
		Cause	Involuntary		Cause	Involuntary		Cause	Involuntary
		or for	for Cause/		or for	for Cause/		or for	for Cause/
	Death or	Good	Voluntary	Death or	Good	Voluntary	Death or	Good	Voluntary
	Disability	Reason	Termination	Disability	Reason	Termination	Disability	Reason	Termination
Benefit	Incremental and Earned Compensation

Cash Severance(1)	$—	$373,190	$—	$—	$273,875	$—	$—	$228,750	$—
Health Insurance(1)	—	8,000	—	—	8,000	—	—	8,000	—
Restricted Stock(2)(3)	7,933,078	7,933,078	—	—	1,145,912	—	—	—	—
Performance Bonus(1)	521,902	521,902	521,902	320,650	320,650	320,650	214,544	214,544	214,544
Total	$8,454,980	$8,836,170	$521,802	$320,650	$1,748,437	$320,650	$214,544	$451,294	$214,544

(1)	Cash severance, health insurance and performance bonus amounts payable upon termination as reflected herein were determined by the terms of each of the executive’s employment agreement, which are further discussed in this prospectus under the caption “Severance Policy.”

(2)	The restricted stock values were determined using the number of shares that will immediately vest upon termination per each of the executive’s stock agreement multiplied by our per share stock price of $14.05 at December 29, 2006.

(3)	Pursuant to his restricted stock grant agreement, 83,085 shares of Mr. Christenson’s restricted stock would vest if he was terminated before January 6, 2007. As of January 6, 2007 such shares vested and the vesting upon termination indicated in the table is no longer applicable.

*	Mr. Ferris will be entitled to receive certain annual pension payments upon reaching the normal retirement age of 65 or a reduced benefit if earlier than normal retirement age, as further described in this prospectus under the caption “Retirement.” In addition, Messrs. Ferris and Novotny were both parties to transition agreements that provided for certain severance benefits upon the sale of our company, but such transition agreements terminated on April 1, 2007 and neither Mr. Ferris nor Novotny received any payments from Altra in connection with such agreements.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion provides an overview and analysis of our compensation programs and policies and the major factors that shape the creation and implementation of those policies. In this discussion and analysis, and in the more detailed tables and narrative that follow, we will discuss compensation and compensation decisions relating to the following persons, whom we refer to as our named executive officers:

Michael L. Hurt, Chief Executive Officer and Chairman of the Board;

Carl R. Christenson, President and Chief Operating Officer;

David A. Wall, Chief Financial Officer, Treasurer and Secretary;

Edward L. Novotny, Vice President and General Manager, Gearing and Belted Drives (Altra Industrial); and

Gerald Ferris, Vice President of Global Sales.

Compensation Committee

The Compensation Committee of our Board of Directors, or the Compensation Committee, has responsibility for establishing, implementing and monitoring adherence with our compensation program. The role of the Compensation Committee is to oversee, on behalf of the Board and for our benefit and our shareholders, our compensation and benefit plans and policies, review and approve equity grants to directors and executive officers and determine and approve annually all compensation relating to the CEO and our other executive officers. The Compensation Committee utilizes our Human Resources Department and reviews data from market surveys and proxy statements to assess our competitive position with respect to base salary, annual incentives and long-term incentive compensations. The Compensation Committee has the authority to engage the services of independent compensation consultants and has recently done so to perform an executive compensation study for purposes of assisting in the establishment of 2007 executive compensation. The Compensation Committee meets a minimum of four times annually to review executive compensation programs, determine compensation levels and performance targets, review management performance, and approve final executive bonus distributions.

The Compensation Committee operates in accordance with a charter which sets forth its rights and responsibilities. The Compensation Committee and the Board review the charter annually and it was recently updated in November 2006.

Objectives of Our Compensation Programs

We believe that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that such compensation should assist us in attracting and retaining key executives critical to our success. To this end, our compensation program for executive officers is structured to achieve the following objectives:

Recruiting and Retention of Talented Professionals

We believe that it is primarily the dedication, creativity, competence and experience of our workforce that enables us to compete, given the realities of the industry in which we operate. We aim to compensate our executives at competitive levels in order to attract and retain highly qualified professionals critical to our success. There are many important factors in attracting and retaining qualified individuals. Compensation is one of them but not the only one.

Alignment of Individual and Short-Term and Long-Term Organizational Goals

We attempt to link compensation to executive short-term performance by structuring a significant portion of executive compensation as a performance-based bonus. In particular, the level of cash incentive compensation is determined by the use of annual performance targets, which we believe encourages superior short-term performance.

We strive to align the long-term interests of our executives with those of our stockholders and foster an ownership mentality in our executives by giving them a meaningful stake in our success through our equity incentive programs. Our equity compensation program for executives is designed to link the long-term compensation levels of our executives to the creation of lasting shareholder value.

Rewarding Meaningful Results

We believe that compensation should be structured to encourage and reward performance that leads to meaningful results for us. Both our cash and equity incentive compensation programs are tied primarily to each executive’s contribution to earnings growth and our working capital management. Our strategy is to compensate our executives at competitive levels, with the opportunity to earn above-median compensation for above-market performance as compared to our peer group, through programs that emphasize performance-based incentive compensation in the form of annual cash payments and equity-based awards. We believe that the total compensation paid or awarded to our named executive officers during 2006 was consistent with our financial performance and the individual performance of each of the named executive officers. Based on ours and our Compensation Committee’s analysis, we believe that the 2006 compensation was reasonable in its totality and is consistent with the compensation philosophies as described above.

Elements of Compensation

Total compensation for our executive officers consists of the following elements of pay:

•	Base salary;

•	Annual cash incentive bonus dependent on our financial performance and achievement of individual objectives;

•	Long-term incentive compensation through grants of equity-based awards. Past equity awards have been in the form of restricted stock;

•	Participation in retirement benefits through a 401(k) Savings Plan;

•	Severance benefits payable upon termination under specified circumstances to certain of our key executive officers;

•	Medical and dental benefits that are available to substantially all our employees. We share the expense of such health benefits with our employees, the cost depending on the level of benefits coverage an employee elects to receive. Our health plan offerings are the same for our executive officers and our other non-executive employees; and

•	The named executive officers are provided with the same life, short-term and long-term disability insurance benefits as our other salaried employees. Additionally, the named executive officers are provided with supplemental long-term disability benefits that are not available to all salaried employees.

What We Reward, Why We Pay Each Element of Compensation and How Each Element Relates to Our Compensation Objectives

We compensate our executives through programs that emphasize performance-based incentive compensation. We have structured annual cash and long-term non-cash compensation to motivate executives to achieve the business goals set by us and reward the executives for achieving such goals.

Base salary is intended to provide a level of income commensurate with the executive’s position, responsibilities and contributions to us. We believe the combined value of base salary plus annual cash incentives is competitive with the salary and bonus provided to similarly situated executives in the industry.

Through our annual cash bonus program, we attempt to tailor performance goals to each individual executive officer and to our current priorities and needs. Through our long-term non-cash incentive compensation, we attempt to align the interests of our executive officers with those of our stockholders by rewarding our executives based on increases in our stock price over time through awards of restricted stock.

How We Determine the Amounts We Pay

The Compensation Committee has conducted a review of its executive compensation structure and practices, which concluded in May 2007. As permitted in its charter, the Compensation Committee was assisted by the Hay Group, an independent compensation consultant, in this review. The Compensation Committee has discussed and reviewed fully the Hay Group Executive and Director’s Compensation Survey, which benchmarked our current programs against industry peers and other public companies of similar size and provided insight into the structuring of compensation programs to achieve various short-term and long-term objectives. Based on the foregoing, in May 2007, the Compensation Committee approved the 2007 compensation for our named executive officers as described below. For the 2007 non-employee director compensation, please see the section entitled “Director Compensation” in this prospectus.

Base Salary

Base salaries for executives are determined based upon job responsibilities, level of experience, individual performance, comparisons to the salaries of executives in similar positions, as well as internal comparisons of the relative compensation paid to the members of our executive team.

Our CEO, Mr. Hurt, makes recommendations to the Compensation Committee with respect to the base compensation of our executives other than himself. In the case of the CEO, the Compensation Committee evaluates his performance and makes a recommendation of base compensation to the Board. These recommendations are then evaluated, discussed, modified as appropriate and ultimately approved by the Compensation Committee or the Board as appropriate. Pursuant to the employment agreements we have entered into with Messrs. Hurt, Christenson and Wall, the Board may not reduce, but may increase, their base salaries so long as their employment agreements are in effect. For further discussion of the employment agreements, please see the section entitled “Executive Compensation — Employment Agreements” in this prospectus.

Base salaries of our named executive officers for the year 2006 are disclosed in the Summary Compensation Table in this prospectus and in the table below. For the year 2007, certain of our named executive officers will receive base salaries as set forth below.

			Percentage
Officer	2006 Base	2007 Base	Increase

Michael L. Hurt	$373,190	$475,000(1)	27.3%
Carl R. Christenson	$273,542	$325,000(1)	18.8%
David A. Wall	$228,750	$250,000(1)	9.3%
Edward L. Novotny	$187,600	$195,000(2)	3.9%
Gerald Ferris	$184,037	$200,000(2)	8.7%

(1)	Increase is retroactive to January 1, 2007.

(2)	Increase is effective June 1, 2007.

Annual Cash Incentives

Our executive officers are eligible to participate in the Management Incentive Compensation Program, or MICP. The Compensation Committee annually establishes a target bonus opportunity. Under the MICP, the Compensation Committee approves an annual incentive cash bonus calculation for the executive officers. Our financial performance targets in 2006 were based on adjusted EBITDA and working capital management. Adjusted EBITDA is established by the Compensation Committee and consists of earnings before interest, income taxes, depreciation and amortization and is adjusted further for certain non-recurring costs, including, but not limited to, inventory fair value adjustments recorded in connection with acquisitions. The working capital management target was based on the prior year’s ending working capital. For fiscal year 2006, Messrs. Hurt, Christenson, Wall, Novotny and Ferris had target bonus percentage amounts of 60%, 50%, 40%, 35% and 40% of base salary, respectively. These percentages are then adjusted upwards or downwards based on our financial performance in relation to our targeted EBITDA and working capital numbers. Based on the approved MICP, the named executives would earn no bonus if they did not achieve at least 80% of their respective targets. Based on our performance in 2006, it achieved levels substantially in excess of the targets established by the Compensation Committee. Therefore, the Compensation Committee approved bonuses equal to 220% of the target bonus times a working capital multiplier of 1.06 for Messrs. Hurt, Christenson, Wall and Ferris. Mr. Novotny’s award was 190% of his target bonus times a working capital multiplier of 1.06. The bonuses earned are fully paid in cash following the end of the year earned and after the completion of the consolidated financial statement audit.

In May 2007, the Compensation Committee approved for Messrs. Hurt, Christenson, Wall, Novotny and Ferris their 2007 target bonus percentage amounts of 75%, 60%, 50%, 35% and 50% of 2007 base salary, respectively.

Long-Term Incentive Compensation

We believe that equity-based compensation ensures that our executives have a continuing stake in our long-term success. We issue equity-based compensation in the form of restricted stock, which generally vests ratably over five years. The purpose of these equity incentives is to encourage stock ownership, offer long-term performance incentive and to more closely align the executive’s compensation with the return received by our shareholders.

Prior to 2006, we made grants of an aggregate of 1,267,500 shares of restricted stock to our named executive officers.

During 2006 and prior to our initial public offering, we granted an additional 203,899 and 103,857 shares of restricted common stock to our CEO and President and COO, respectively.

As part of its review of executive compensation following our initial public offering, the Compensation Committee is reviewing the long-term incentive compensation structure of its executive officers. Any future grants of equity-based compensation to our executive officers, if any, will be based upon the findings of such review.

Other Benefits

We have a 401(k) plan in which the named executive officers currently participate. We also have a frozen defined benefit plan from which Mr. Ferris is eligible to receive benefits. We also provide life, disability, medical and dental insurance as part of our compensation package. The Compensation Committee considers all of these plans and benefits when reviewing the total compensation of our executive officers.

The 401(k) plan offers a company match of $0.50 for every dollar contributed by a named executive officer to the plan, up to 6% of pre-tax pay. Additionally, we contribute an amount equal to 3% of a named executive’s pre-tax pay to their account regardless of the amount of the contributions made by the named executive officer.

Mr. Ferris previously participated in the Colfax PT Pension Plan, however on December 31, 1998 participation in and benefits accrued under such plan were frozen. Under the provisions of the plan, upon reaching the normal retirement age of sixty-five, Mr. Ferris will receive annual payments of approximately $38,700. As part of its acquisition of Power Transmission Holding LLC from Colfax Corporation, we assumed certain liabilities of the Colfax PT Pension Plan, including such future payments to Mr. Ferris.

The named executive officers are provided with the same short-term and long-term disability benefits as our other salaried employees. Additionally, the named executive officers are provided with supplemental long-term disability benefits that are not available to all salaried employees.

Perquisites

We do not provide the named executive officers with perquisites or other personal benefits such as company vehicles, club memberships, financial planning assistance, tax preparation or other such benefits.

Change of Control Matters and Employment Contracts

Employment Agreements

Three of our named executives, Messrs. Hurt, Christenson and Wall, entered into employment agreements with us and Altra Industrial in early January 2005. Mr. Hurt’s employment agreement was subsequently amended on December 5, 2006. Under the terms of his employment agreement, Mr. Hurt has a three-year employment term, following which the agreement will automatically renew for successive one-year terms unless either Mr. Hurt or we terminate the agreement upon 6 months prior notice to such renewal date. Under the terms of their respective employment agreements, Messrs. Christenson and Wall have five-year employment terms. The employment agreements contain usual and customary restrictive covenants, including 12 month non-competition provisions and non-solicitation/no hire of employees or customers provisions, non-disclosure of proprietary information provisions and non-disparagement provisions. In the event of a termination without “cause” or departure for “good reason,” the terminated senior executives are entitled to severance equal to 12 months salary, continuation of medical and dental benefits for the 12-month period following the date of termination, and an amount equal to their pro-rated bonus for the year of termination. In addition, upon such termination, all of Mr. Hurt’s unvested restricted stock received from our Incentive Plan shall automatically vest.

Under the agreements, each of Messrs. Hurt, Christenson and Wall is also eligible to participate in all compensation or employee benefit plans or programs and to receive all benefits and perquisites for which salaried employees of Altra Industrial generally are eligible under any current or future plan or program on the same basis as other senior executives of Altra Industrial.

As part of the annual review process, the Compensation Committee is currently reviewing the 2007 compensation levels and terms for Messrs. Hurt, Christenson and Wall with the assistance of outside consultants.

Change of Control Provisions

Pursuant to the terms of the employment agreements discussed above under the caption “Employment Agreements,” we provide benefits to Messrs. Hurt, Christenson and Wall upon terminations of employment from us under certain circumstances. The benefits described under the caption “Employment Agreements” are in addition to the benefits to which the executives would be entitled upon a termination of employment generally (i.e. vested retirement benefits accrued as of the date of termination, stock awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA).

Amounts payable to our named executive officers due to termination of employment or a change of control under any employment agreements or otherwise are disclosed in further detail in the table entitled “Executive Compensation — Potential Post-Employment Payments to Named Executive Officers” contained in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Investments

Genstar & CDPQ Purchase.  In connection with the PTH Acquisition, the Genstar Funds and Caisse de dépôt et placement du Québec, or CDPQ, purchased approximately 26.3 million shares of our preferred stock for approximately $26.3 million.

Pursuant to our initial public offering, the Genstar Funds and CDPQ sold 5,933,801 and 1,598,484 shares, respectively, of our common stock and now own a total of 7,058,700 shares and 1,901,516 shares, respectively.

The Kilian Transactions.  Prior to our organization, the Genstar Funds formed Kilian to facilitate an acquisition of the Kilian Manufacturing Corporation from Timken U.S. Corporation. Michael L. Hurt, our CEO, purchased 5,000 shares of Kilian preferred stock at a price of $100 per share upon its formation. In addition, Mr. Hurt served as CEO of Kilian and received 2,922 shares of Kilian restricted common stock pursuant to Kilian’s equity incentive plan. On October 22, 2004, Kilian acquired Kilian Manufacturing Corporation from Timken U.S. Corporation for $8.8 million in cash and the assumption of $12.2 million of debt.

Prior to the consummation of the PTH Acquisition, the Genstar Funds determined that the Kilian and PTH businesses should be combined. Consequently, concurrently with the consummation of the PTH Acquisition, the Genstar Funds, Mr. Hurt, and certain other Kilian investors exchanged all of their Kilian preferred stock, at a value of $8.8 million, for an additional 8.8 million shares of our preferred stock. In addition, members of Kilian’s management who had received a total of 8,767 shares of Kilian restricted common stock, exchanged all such shares for a total of 439,057 shares of our restricted common stock pursuant to our equity incentive plan. As part of this exchange, Mr. Hurt exchanged his 5,000 shares of Kilian preferred stock for 500,000 shares of our preferred stock and his 2,922 shares of Kilian restricted common stock for 146,336 shares of our restricted common stock. The Kilian preferred stock and restricted common stock we received from these exchanges represented all of the outstanding ownership interests in Kilian.

Contribution to Us.  All of the cash and Kilian preferred stock we received from such sales of our preferred stock and the exchange of our restricted common stock were contributed to Altra Industrial, and the cash portion thereof provided a portion of the funds necessary to complete the PTH Acquisition.

Employee Grants and Sales.  In January 2005 and January 2006, we issued an aggregate of 1,394,165 shares and 39,000 shares, respectively, of our restricted common stock to members of our management pursuant to our equity incentive plan. In addition, in August 2006 we issued 203,899 shares of our restricted common stock to Mr. Hunt and 103,857 shares of our restricted common stock to Carl Christenson, our President and COO, in each case, pursuant to our equity incentive plan.

In 2005, subsequent to their date of hire, Mr. Christenson and David Wall, our CFO, also purchased 300,000 and 100,000 shares of our preferred stock for a purchase price of $300,000 and $100,000, respectively.

CDPQ Subordinated Notes Investment

In connection with the PTH Acquisition, CDPQ entered into a note purchase agreement with us, pursuant to which CDPQ purchased $14.0 million of our subordinated notes, to provide a portion of the funds necessary to complete the transaction.

During 2006, we repaid the outstanding balance under the CDPQ subordinated notes.

Genstar Advisory Services Agreement

In connection with the PTH Acquisition, we entered into an advisory services agreement with Genstar Capital, L.P., an affiliate of Genstar Management LLC, for management, business strategy, consulting and financial advisory and acquisition related services to be provided to us and our subsidiaries. The agreement provides for the payment to Genstar Capital, L.P. of an annual fee of $1 million (payable quarterly) for advisory and other consulting services. In addition, Genstar Capital, L.P. is entitled to receive an advisory fee of 2% of the aggregate consideration relating to any merger, acquisition, disposition or other strategic transactions, as approved by our board of directors, plus reimbursement of out-of-pocket expenses, including legal fees. Following the completion of our IPO and payment of a $3.0 million fee to Genstar Capital L.P., the advisory services agreement terminated in accordance with its terms.

Management Consulting Service Fees

Following the consummation of the PTH Acquisition, our board of directors granted, and Mr. Hurt and Frank E. Bauchiero, one of our former directors, were paid, one-time consulting fees of $125,000 and $75,000, respectively, for certain consulting and advisory services rendered to us in connection with the PTH Acquisition.

Severance Agreements

Upon completion of the PTH Acquisition, we assumed severance agreements with certain of our named executive officers as described in “Management — Severance Agreements.” As of December 31, 2005 all severance agreements had expired.

Indebtedness of Management

On January 10, 2006, Altra Industrial loaned Mr. Wall $100,000 at an interest rate of 4.05%, our then current rate of funds. The loan was paid in full and terminated on March 22, 2006.

Stockholders Agreement

We have entered into an agreement with our stockholders that grants certain rights to and places certain limitations on the actions of our stockholders. These rights and restrictions generally include (i) restrictions on the right to sell or transfer our stock, (ii) the Genstar Funds’ rights of first refusal and drag-along rights with respect to sales of shares by other stockholders, (iii) the stockholders’ rights to participate in the sale of the our shares by the Genstar Fund (a co-sale right), (iv) the stockholders’ right of first offer with respect to additional sales of shares by us and (v) the Genstar Funds’ right to designate all of our directors. In addition, stockholders who are part of our management are subject to non-competition and non-solicitation provisions and also grant us and the Genstar Funds the right to repurchase their shares upon their termination of employment. The right of first offer does not apply to this offering.

Registration Rights Agreement

We entered into a registration rights agreement pursuant to which we have agreed to register for sale under the Securities Act shares of our common stock in the circumstances described below. This agreement provides some stockholders with the right to require us to register common stock owned by them.

Demand Rights.  The holders of a majority of the shares of common stock issued to the Genstar Funds or any affiliate thereof, or the Genstar Holders, acting as a single group, have the right to require us to register all of the Genstar Holders’ beneficial interests in our common stock, or the Genstar Securities, under the Securities Act. We call the right to require us to register the Genstar Securities a demand right, and the resulting registration a demand registration. The Genstar Holders may make an unlimited number of such demands for registration on Form S-1 or, if available to us, on Form S-3. Holders of piggyback rights, described below, may include shares they own, subject to certain restrictions, in a demand registration.

Piggyback Rights.  Our stockholders who are a party to the agreement, including the Genstar Funds, CDPQ and stockholders who are members of management, can request to participate in, or “piggyback” on, registrations of any of our securities for sale by us. We call this right a piggyback right, and the resulting registration a piggyback registration. The piggyback right applies to any registration other than, among other things, a registration on Form S-4 or Form S-8 or in an initial public offering.

Bear Linear Acquisition

On May 18, 2006, Altra Industrial entered into a purchase agreement with Bear Linear and certain of its members to purchase the business and substantially all of the assets of Bear Linear for $5.0 million. We based the value of Bear Linear on a multiple of the estimated future earnings of the business. Bear Linear was founded by its three members in 2001 and manufactured high value-added linear actuators for mobile off-highway and industrial applications. One of the three members of Bear Linear, Robert F. Bauchiero, is the son of Frank E. Bauchiero, who served as a member of our board of directors at that time. The Board of Directors of Altra Industrial unanimously approved the acquisition of Bear Linear which was conducted by arms-length negotiations between the parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock to reflect the sale of the shares of common stock in this offering by:

•	beneficial owners of more than 5% of our outstanding common stock;

•	our named executive officers;

•	our directors;

•	directors and executive officers as a group; and

•	the other selling stockholders.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 23,087,591 shares of common stock outstanding as of the date of this prospectus, and 24,847,820 shares of common stock outstanding after the completion of this offering. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Altra Holdings, Inc., 14 Hayward Street, Quincy, Massachusetts 02171.

							Number of Shares
	Number of Shares			Number of Shares			Beneficially
	Beneficially			Beneficially		Number of	Owned After
	Owned Prior to		Number of	Owned After the		Over-	Exercise of
	the Offering		Shares	Offering		allotment	Over-allotment
Name and Address of Beneficial Owner	Number	%	Offered	Number	%	Shares	Number	%

5% Stockholders and Selling Stockholders:
Genstar Capital Partners III, L.P.(1)	6,813,132	30.6%	6,813,132	—	—	—	—	—
Caisse de dépôt et placement du Québec(2)	1,901,516	8.2%	1,901,516	—	—	—	—	—
Other Selling Stockholders:
Stargen III, L.P.(3)	245,568	1.1%	245,568	—	—	—	—	—
William J. Duff(4)(5)	130,050	*	3,000	127,050	*	—	127,050	*
Thomas Tatarczuch(6)	42,500	*	4,250	38,250	*	7,013	31,237	*
Mark Stuebe(4)(7)	39,525	*	3,953	35,572	*	2,174	33,398	*
David Ebling(4)(8)	39,000	*	3,900	35,100	*	2,145	32,955	*
Virginia Christenson(9)	10,625	*	1,063	9,562	*	584	8,978	*
Executive Officers and Directors:
Michael L. Hurt(4)(10)	706,049	3.1%	150,000	556,049	2.2%	82,500	473,549	1.8%
Carl Christenson(4)(11)	536,653	2.3%	53,665	482,988	1.9%	29,516	453,472	1.7%
Edward L. Novotny(4)(12)	119,000	*	11,900	107,100	*	6,545	100,555	*
Craig Schuele(4)(13)	104,125	*	5,206	98,919	*	—	98,919	*
Jean-Pierre L. Conte(1)	7,058,700	30.6%	7,058,700	—	—	—	—	—
Richard D. Paterson(1)	7,058,700	30.6%	7,058,700	—	—	—	—	—
Darren J. Gold(1)	7,058,700	30.6%	7,058,700	—	—	—	—	—
Frank Bauchiero(4)(14)(15)	306,843	1.3%	30,684	276,159	1.1%	101,258	174,901	*
Larry McPherson(4)(16)	119,343	*	11,934	107,409	*	—	107,409	*
All directors and executive officers as a group	8,950,713	38.8%	7,322,089	1,628,624	6.6%	219,819	1,408,805	5.4%

*	Less than one percent (1%).

(1)	Genstar Capital exercises investment discretion and control over the shares held by Genstar Capital Partners III, L.P., a Delaware limited partnership (“Genstar III”). Jean-Pierre L. Conte, the chairman and a managing director of Genstar Capital, Richard D. Paterson, a managing director of Genstar Capital, and Darren Gold, a managing director of Genstar Capital, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Genstar III. Each of Mr. Conte, Mr. Paterson and Mr. Gold disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The address of Genstar III is Four Embarcadero Center, Suite 1900, San Francisco, California 94111. On November 30, 2004, Genstar III purchased 25,080,999 shares of our preferred stock for $25,080,999. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(2)	CDPQ is a limited partner of Genstar III and its address is 1000 place Jean-Paul-Riopelle, Montreal, Quebec. Luc Houle, Senior Vice President, Investments — Manufacturing Sector and Louise Lalonde, Investment Director — Manufacturing, exercise voting and investment control over such shares and may be deemed to beneficially own the shares. Mr. Houle and Ms. Lalonde disclaim beneficial ownership of all such shares. On November 30, 2004, CDPQ purchased 7,000,000 shares of our preferred stock for $7,000,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(3)	Genstar Capital exercises investment discretion and control over the shares held by Stargen III, L.P., a Delaware limited partnership. Jean-Pierre L. Conte, the chairman and a managing director of Genstar Capital, Richard D. Paterson, a managing director of Genstar Capital, and Darren Gold, a managing director of Genstar Capital, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Stargen III, L.P. Each of Mr. Conte, Mr. Paterson and Mr. Gold disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The address of Stargen III, L.P. is Four Embarcadero Center, Suite 1900, San Francisco, California 94111. On November 30, 2004, Stargen III, L.P. purchased 904,001 shares of our preferred stock for $904,001. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(4)	Includes restricted common stock (par value $0.001 per share) granted pursuant to our equity incentive plan for services rendered.

(5)	On November 30, 2004, Mr. Duff received a grant of 78,000 shares of our restricted common stock. On November 30, 2004, Mr. Duff purchased 150,000 shares of our preferred stock for $150,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(6)	On November 30, 2004, Mr. Tatarczuch purchased 100,000 shares of our preferred stock for $100,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(7)	On January 6, 2005, Mr. Stuebe received a grant of 39,000 shares of our restricted common stock. On January 6, 2005, Mr. Stuebe purchased 15,000 shares of our preferred stock for $15,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(8)	On January 1, 2006, Mr. Ebling received a grant of 39,000 shares of our restricted common stock.

(9)	In September 2006, Mrs. Christenson acquired 25,000 shares of our preferred stock from Mr. Christenson. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(10)	Mr. Hurt received grants of 146,335, 341,165 and 203,899 shares of our restricted common stock on November 30, 2004, January 6, 2005 and August 30, 2006, respectively. On November 30, 2004, Mr. Hurt purchased 500,000 shares of our preferred stock for $500,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.
footnotes continued on following page

(11)	Mr. Christenson received grants of 390,000 and 103,857 shares of our restricted common stock on January 25, 2005 and August 30, 2006, respectively. On May 6, 2005, Mr. Christenson purchased 300,000 shares of our preferred stock for $300,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(12)	Mr. Novotny received a grant of 97,500 shares of our restricted common stock on January 6, 2005. On January 6, 2005, Mr. Novotny purchased 85,000 shares of our preferred stock for $85,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(13)	Mr. Schuele received a grant of 97,500 shares of our restricted common stock on January 6, 2005. On January 6, 2005, Mr. Schuele purchased 50,000 shares of our preferred stock for $50,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

(14)	Mr. Bauchiero, who resigned from our Board of Directors effective March 14, 2007, is a Strategic Advisor.

(15)	On January 6, 2005, Frank Bauchiero MKC Worldwide, a limited liability company wholly-owned by Mr. Bauchiero, purchased 750,000 shares of our preferred stock for $750,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1. Mr. Bauchiero received a grant of 34,125 shares of our restricted common stock on January 6, 2005.

(16)	Mr. McPherson received a grant of 34,125 shares of our restricted common stock on January 6, 2005. On January 6, 2005, Mr. McPherson purchased 250,000 shares of our preferred stock for $250,000. In connection with our IPO, all shares of preferred stock were automatically converted into shares of common stock at a ratio of 2:1.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this prospectus, there were 23,087,591 shares of common stock issued and outstanding (out of 90,000,000 authorized), and no shares of preferred stock issued and outstanding (out of 10,000,000 authorized).

All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefore, validly issued, fully paid and nonassessable. The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering. Because it is only a summary, this section does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

Voting Rights.  The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

Dividend Rights.  All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock.

Liquidation Rights.  Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters.  The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

No Action without Meeting.  Our certificate of incorporation and bylaws provide that action required or permitted to be taken by our stockholders at any special or annual meeting of stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu of a duly called meeting.

Special Meetings.  Our certificate of incorporation and bylaws provide that, except as otherwise required by statute or future rights, if any, of the holders of any series of preferred stock, special meetings of the stockholders may only be called by our board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting of shares.

Delaware Anti-Takeover Law.  We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203;

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Limitation of Officer and Director Liability and Indemnification Arrangements.  Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of our company.

Registration Rights

For a description of the registration rights that will be held by certain of our stockholders following this offering, see “Certain Relationships and Related Transactions — Registration Rights Agreement.”

Corporate Opportunity

Our certificate of incorporation provides that our principal equity sponsor, Genstar Capital LLC, has no obligation to offer us an opportunity to participate in business opportunities presented to the sponsor or its affiliates, even if the opportunity is one that we might reasonably have pursued, and that neither the sponsor nor its affiliates will be liable to us or our stockholders for any breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company.

Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “AIMC.”

Transfer Agent and Registrar

American Stock Transfer Company is the transfer agent and registrar for the common stock.

DESCRIPTION OF INDEBTEDNESS

TB Wood’s Senior Secured Credit Facility

We summarize below the principal terms of the agreements that govern our senior secured credit facility. This summary is not a complete description of all of the terms of the agreements.

General.  On April 5, 2007, the TBW Borrowers entered into a senior secured credit facility with the lenders signatory thereto and Wells Fargo Foothill, Inc., as the arranger and administrative agent. The TBW Borrowers received an aggregate of $13.0 million under the senior secured credit facility in order to refinance a previously existing credit facility, which facility matures on November 30, 2010. The facility also provides for new letters of credit to replace those previously existing under the refinanced facility.

Interest and Fees.  Borrowings under the senior secured credit facility bear interest, at our option, at the prime rate plus 0.25%, in the case of prime rate loans, or the LIBOR rate plus 1.75%, in case of LIBOR rate loans. At no time will the indebtedness under the senior secured credit facility bear interest at a rate per annum less than 3.75%.

We will pay 1.50% per annum on all outstanding letters of credit. We paid $0.2 million to Wells Fargo Foothill, Inc. and approximately $0.1 million of related accounting, legal and other professional fees.

Guarantees and Collateral.  Certain of TB Wood’s subsequently acquired or organized domestic subsidiaries which are not TBW Borrowers will guarantee (on a senior secured basis) the senior secured credit facility. Obligations of the TBW Borrowers under the senior secured credit facility are secured by substantially all of the TBW Borrowers’ assets and the assets of each of TB Wood’s subsequently acquired or organized domestic subsidiaries that is a guarantor of our obligations under the senior secured credit facility (with such subsidiaries being referred to as the “domestic subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries held by the TBW Borrowers or any domestic subsidiary guarantor (which pledge, in the case of any foreign subsidiary, will be limited to 100% of any non-voting stock and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in and mortgages on substantially all tangible and intangible assets of each TBW Borrower and domestic subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property (other than leased real property), cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions).

Covenants and Other Matters.  The senior secured credit facility requires the TBW Borrowers and each domestic subsidiary guarantor to comply with a fixed charge coverage ratio of 1.0 to 1.0, measured each fiscal quarter. In addition, the senior secured credit facility limits the aggregate amount of the TBW Borrowers’ and any domestic subsidiary guarantor’s annual capital expenditures from $9.8 million for fiscal year 2007 to $6.4 million for fiscal year 2010 and each fiscal year thereafter until the loans are repaid or the agreement is terminated, provided that unspent amounts from prior periods may be used in the immediately succeeding fiscal year.

We would suffer an event of default under the senior secured credit facility for a change of control if: (i) Altra Industrial ceases to own or control 100% of the voting stock of TB Wood’s or (ii) except for in limited permitted contexts, any TBW Borrower ceases to own or control 100% of the voting stock of each of its subsidiaries that are TBW Borrowers or TB Wood’s ceases to own or control 100% of any of its existing or subsequently acquired domestic subsidiaries.

We would cause an event of default under the TB Wood’s senior secured credit facility if, among other things, an event of default occurs under the indentures governing the 9% senior secured notes or 11 1/4% senior notes or if there is a default under any other indebtedness any TBW Borrower may have involving an aggregate amount of $2 million or more and such default: (i) occurs at final maturity of such debt, (ii) allows the lender thereunder to accelerate such debt or (iii) causes such debt to be required to be repaid prior to its stated maturity. An event of default would also occur under the senior secured credit facility if any of the indebtedness under the senior secured credit facility ceases to be senior in priority to any of our other contractually subordinated indebtedness, including the obligations under the senior revolving credit facility, 9% senior secured notes and 11 1/4 senior notes.

Senior Revolving Credit Facility

We summarize below the principal terms of the agreements that govern our senior revolving credit facility. This summary is not a complete description of all of the terms of the agreements.

General.  On November 30, 2004, the Borrowers entered into a senior revolving credit facility with the lenders signatory thereto and Wells Fargo Foothill, Inc., as the arranger and administrative agent. The senior revolving credit facility is in an aggregate amount of up to $30.0 million. Up to $10.0 million of the senior revolving credit facility is available in the form of letters of credit and amounts repaid under the senior revolving credit facility may be reborrowed (subject to satisfaction of the applicable borrowing conditions, including availability under a borrowing base formula) at any time prior to the maturity of the senior revolving credit facility, which will be November 30, 2009. This facility was amended in April 2007 to change some of its terms as well as extend the maturity to November 30, 2010. Our availability under the senior revolving credit facility is based on a formula that calculates the borrowing base, based on a percentage of the value of accounts receivable, inventory, owned real property and equipment, subject to customary eligibility requirements and net of customary reserves. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, accuracy of representations and warranties in all material respects and absence of defaults. Proceeds of the senior revolving credit facility will be used to provide working capital and for general corporate purposes, including permitted acquisitions, if any, and general corporate needs.

Interest and Fees.  Borrowings under the senior revolving credit facility bear interest, at our option, at the prime rate plus 0.25%, in the case of prime rate loans, or the LIBOR rate plus 1.75%, in case of LIBOR rate loans. At no time will the indebtedness under the senior revolving credit facility bear interest at a rate per annum less than 3.75%.

We will pay 1.5% per annum on all outstanding letters of credit, unused revolver fees in an amount equal to 0.25% per year on the unused commitments under the senior revolving credit facility.

Guarantees and Collateral.  Certain of our existing and subsequently acquired or organized domestic subsidiaries which are not Borrowers do and will guarantee (on a senior secured basis) the senior revolving credit facility. Obligations of the other Borrowers under the senior revolving credit facility and the guarantees are secured by substantially all of the Borrowers’ assets and the assets of each of our existing and subsequently acquired or organized domestic subsidiaries that is a guarantor of our obligations under the senior revolving credit facility (with such subsidiaries being referred to as the “U.S. subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries held by all of the Borrowers or any U.S. subsidiary guarantor (which pledge, in the case of any foreign subsidiary, will be limited to 100% of any non-voting stock and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in and mortgages on substantially all of the tangible and intangible assets of each Borrower and U.S. subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property (other than (i) leased real property and (ii) the Borrowers’ existing and future real property located in the State of New York), cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions).

Covenants and Other Matters.  The senior revolving credit facility requires us to comply with a minimum fixed charge coverage ratio (when availability falls below $12,500,000) of 1.20 for all four quarter periods ended March 31, 2007 and thereafter. There is a maximum annual limit on capital expenditures from $25.8 million for fiscal year 2007, $20.0 million for fiscal year 2008, $21.3 million for fiscal year 2009 to $22.5 million for fiscal year 2010 and each fiscal year thereafter, provided that 75% of the unspent amounts from prior periods may be used in future fiscal years.

We would suffer an event of default under the senior revolving credit facility for a change of control if: (i) after an initial public offering, if a person or group, other than Genstar Capital, L.P. and its affiliates, beneficially owns more than 35% of Altra Industrial’s stock and such amount is more than the amount of shares owned by Genstar Capital, L.P. and its affiliates, (ii) Altra Industrial ceases to own or control 100% of each of its borrower subsidiaries, or (iii) a change of control occurs under the notes or any other subordinated indebtedness.

We would cause an event of default under the senior revolving credit facility if, among other things, an event of default occurs under the indenture or if there is a default under any other indebtedness any Borrower may have involving an aggregate amount of $3.0 million or more and such default: (i) occurs at final maturity of such debt, (ii) allows the lender thereunder to accelerate such debt or (iii) causes such debt to be required to be repaid prior to its stated maturity. An event of default would also occur under the senior revolving credit facility if any of the indebtedness under the senior revolving credit facility ceases to be senior in priority to any of our other contractually subordinated indebtedness, including the obligations under the 9% senior secured notes and 11 1/4% senior notes.

We entered into amendments to our senior revolving credit facility to permit the TB Wood’s Acquisition and Related Transactions, including the offering of the additional notes. Further, we entered into amendments to the facility to (i) reduce certain rates of interest charged and fees paid thereunder, (ii) extend the maturity thereof from November 30, 2009 to November 30, 2010 and (iii) increase the maximum annual limit on capital expenditures permitted thereunder.

The senior revolving credit facility contains customary representations and warranties and affirmative covenants.

9% Senior Secured Notes due 2011

As of April 30, 2007, our wholly owned subsidiary, Altra Industrial, had outstanding 9% senior secured notes in an aggregate principal amount of $270.0 million, which amount includes $105.0 million aggregate principal amount of 9% senior secured notes issued on April 5, 2007 in connection with the TB Wood’s Acquisition. The 9% senior secured notes are general obligations and are secured on a second-priority basis, equally and ratably, by security interests in substantially all our assets (other than certain excluded assets) and all of our capital stock, subject only to first-priority liens securing the TB Wood’s senior secured credit facility, the senior revolving credit facility and other permitted prior liens. Except with respect to payments from the liquidation of collateral securing the first-priority liens as held by the TB Wood’s senior secured credit facility and the senior revolving credit facility, the 9% senior secured notes are pari passu in right of payment with all of our senior indebtedness, but to the extent of the security interests, effectively senior to all of our unsecured indebtedness, including the 11 1/4% senior notes, and unsecured trade credit. The 9% senior secured notes are senior in right of payment to any future subordinated indebtedness and are unconditionally guaranteed by all of Altra Industrial’s existing and future domestic restricted subsidiaries.

The indenture governing our 9% senior secured notes contains covenants which restrict our restricted subsidiaries. These restrictions limit or prohibit, among other things, their ability to:

•	incur additional indebtedness;

•	repay subordinated indebtedness prior to stated maturities;

•	pay dividends on or redeem or repurchase stock or make other distributions;

•	issue capital stock;

•	make investments or acquisitions;

•	sell certain assets or merge with or into other companies;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	sell stock in our subsidiaries;

•	create liens;

•	enter into certain transactions with stockholders and affiliates; and

•	otherwise conduct necessary corporate activities.

In addition, if we experience a change of control, Altra Industrial will be required to offer to purchase all of the outstanding 9% senior secured notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. Under the indenture governing the 9% senior secured notes, a change of control will have occurred if, after an initial public offering, a person or group, other than Genstar Capital, L.P. and its affiliates, beneficially owns more than 35% of Altra Industrial’s stock and such amount is more than the amount of shares owned by Genstar Capital, L.P. and its affiliates.

11 1/4% Senior Notes due 2013

As of April 30, 2007, Altra Industrial had outstanding 11 1/4% senior notes in an aggregate principal amount of £21.5 million. The 11 1/4% senior notes are our general obligations. The 11 1/4% senior notes are junior to all of our secured indebtedness, including the 9% senior secured notes. The senior are unconditionally guaranteed by all of our existing and future domestic restricted subsidiaries.

The indenture governing the 11 1/4% senior notes contains covenants which restrict our restricted subsidiaries. These restrictions limit or prohibit, among other things, their ability to:

•	incur additional indebtedness;

•	repay subordinated indebtedness prior to stated maturities;

•	pay dividends on or redeem or repurchase stock or make other distributions;

•	sell certain assets or merge with or into other companies;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	create liens;

•	enter into certain transactions with stockholders and affiliates; and

•	otherwise conduct necessary corporate activities.

If we experience a change of control, Altra Industrial will be required to offer to purchase all of the outstanding 11 1/4% senior notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. Under the indenture governing the 11 1/4% senior notes, a change of control will have occurred if, after an initial public offering, a person or group, other than Genstar Capital, L.P. and its affiliates, beneficially owns more than 35% of our stock and such amount is more than the amount of shares owned by Genstar Capital, L.P. and its affiliates.

CDPQ Subordinated Note

In connection with the PTH Acquisition, we issued $14.0 million of subordinated notes to CDPQ. The outstanding balance due under the CDPQ subordinated notes was paid in full on December 7, 2006.

Mortgage

In June 2006, our German subsidiary, Stieber GmbH, entered into a mortgage on its building in Heidelberg, Germany with a local bank. The mortgage has a principal of €2.0 million and an interest rate of 5.75% and is payable in monthly installments over 15 years.

Variable Rate Demand Revenue Bonds

TB Wood’s previously borrowed approximately $3.0 million and $2.3 million by issuing variable rate demand revenue bonds under the authority of the industrial development corporations of the City of San Marcos, Texas and City of Chattanooga, Tennessee, respectively. The variable rate demand revenue bonds bear variable interest rates (3.77% at December 31, 2006) and mature in April 2024 and April 2022. The variable rate demand revenue bonds were issued to finance production facilities for TB Wood’s manufacturing operations located in those cities, and are secured by letters of credit issued under the terms of TB Wood’s loan agreement.

Foreign Term Loan

As of April 30, 2007, $0.4 million was outstanding under a 1.3% term loan borrowed by our Italian subsidiary. The term debt is payable in semi-annual installments until December, 2012.

Capital Leases

We have entered into capital leases for certain buildings and equipment. As of April 30, 2007 we had approximately $3.0 million of outstanding capital lease obligations.

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of the offering, we will have outstanding an aggregate of 24,847,820 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. This leaves 2,347,820 shares eligible for sale in the public market, all of which are subject to the lock-up arrangement described below.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 248,478 shares immediately after the offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

All of our officers, and directors and certain stockholders have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. The 90-day period is subject to extension as described under “Underwriting.”

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock but is not a complete analysis of all the potential tax considerations relating thereto. The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date of this prospectus, and all of which may be changed or interpreted differently, with possible retroactive effect, so as to result in U.S. federal income or estate tax consequences different from those set forth below. The summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, (the “IRS”), with respect to the statements made and the conclusions reached in the summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities, commodities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	partnerships or other pass-through entities or investors in such entities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction or integrated transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the partnership or other pass- through entity generally will depend on the status of the partner or beneficial owner and the activities of the partnership or entity and certain determinations made at the partner or beneficial owner level. Accordingly, partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a U.S. person or a partnership. For purposes of this discussion, a “U.S. person” is:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation for U.S. federal tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons has the authority to control all substantial decisions of the trust or (ii) the trust has made a valid election to be treated as a U.S. person.

Distributions

If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you that is not effectively connected with your conduct of a U.S. trade or business generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, if available, you must provide an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate in accordance with applicable certification and disclosure requirements. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant tax treaty and the manner of claiming the benefits.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment maintained by you) may be exempt from such withholding tax. In order to obtain this exemption, you must provide an IRS Form W-8ECI properly certifying such exemption in accordance with applicable certification and disclosure requirements. Such effectively connected dividends, although not subject to withholding tax, will instead be subject to U.S. federal income tax on a net income basis. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period (or periods) aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a USRPHC) at any time within the shorter of (i) the five-year period preceding the disposition or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are a non-U.S. holder described in the first bullet above (pertaining to effectively connected gain), you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above (pertaining to presence in the United States), even though you are not considered a resident alien under the Code, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain for such purposes may be offset by U.S. source capital losses. You should consult any applicable income tax treaties, which may provide for different rules.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding, currently at a rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Information reporting (but not backup withholding) will apply to such a payment, however, if the broker is (i) a U.S. person, (ii) a “controlled foreign corporation” for U.S. federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is derived from the conduct of a U.S. trade or business for certain periods or (iv) a foreign partnership with certain connections with the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker are generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,050,000
Robert W. Baird & Co. Incorporated	2,200,000
Jefferies & Company, Inc.	1,375,000
KeyBanc Capital Markets Inc.	1,375,000

Total	11,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings for the sale of shares to be purchased by the underwriters are conditioned on one another.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us and the selling stockholders that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.47 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After this offering, concessions and discounts may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to Altra Holdings, Inc. and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$16.40	$180,400,000	$207,460,000
Underwriting discount	$.7995	$8,794,500	$10,113,675
Proceeds, before expenses, to Altra Holdings, Inc.	$15.6005	$27,460,453	$49,586,096
Proceeds, before expenses, to the selling stockholders	$15.6005	$144,145,047	$147,760,229

The expenses of this offering, not including the underwriting discount, are estimated at $0.7 million and are payable by us.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to 1,650,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers; in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earning release or material news or a material event relating to our business occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Listing

Our common stock is quoted on The Nasdaq Global Market under the symbol “AIMC.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Merrill Lynch Co., Jefferies & Company and Robert W. Baird & Co. participated in the underwriting of our IPO. Jeffries & Company, Inc. served as the sole underwriter for the issuance of the 9% senior secured notes and 11 1/4% senior notes, for which they received customary fees. MLEMEA Principal Credit Group, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, holds approximately $36 million of the 11 1/4% senior notes.

The underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they will receive customary fees and commissions.

Because it is expected that more than 10% of the net proceeds of this offering will be received by NASD members participating in the offering and their affiliates, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

Weil, Gotshal & Manges LLP, Redwood Shores, California has passed upon the validity of the shares of common stock offered hereby on our behalf. The underwriters have been represented by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of Altra Holdings, Inc. at December 31, 2006 and December 31, 2005 and for each of the two years in the period ended December 31, 2006 and for the period from inception (December 1, 2004) through December 31, 2004, and the combined financial statements of the Predecessor for the period from January 1, 2004 through November 30, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Hay Hall Holdings Limited included in this prospectus and in the Registration Statement have been audited by BDO Stoy Hayward, LLP, independent chartered accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of TB Wood’s Corporation as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, appearing in this registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered hereunder. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and the exhibits thereto. For further information with respect to us and the securities, we refer you to the registration statement and its exhibits. The descriptions of each contract and document contained in this prospectus are summaries and qualified in their entirety by reference to the copy of each such contract or document filed as an exhibit to the registration statement. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

ALTRA HOLDINGS, INC.

Index to Financial Statements

Page

Altra Holdings, Inc:
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2006 and 2005, for the period from Inception (December 1, 2004) through December 31, 2004 and Combined Statements of Operations and Comprehensive Income for the Predecessor for the eleven months ended November 30, 2004
F-4
Consolidated Statements of Convertible Preferred Stock and Stockholder’s Equity for the years ended December 31, 2006 and 2005, for the period from Inception (December 1, 2004) through December 31, 2004, and for the Predecessor for the eleven months ended November 30, 2004
F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005, for the period from Inception (December 1, 2004) through December 31, 2004 and Combined Statement of Cash Flows for the Predecessor for the eleven months ended November 30, 2004
F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Interim Financial Statements:
Condensed Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006	F-39
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the quarters ended March 30, 2007 and 2006	F-40
Condensed Consolidated Statements of Cash Flows for the quarters ended March 30, 2007 and 2006	F-41
Notes to Condensed Consolidated Financial Statements	F-42
TB Wood’s Corporation:
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-51
Consolidated Balance Sheets as of December 31, 2006 and December 31, 2005	F-52
Consolidated Statements of Operations for the Years Ended December 31, 2006, December 31, 2005, and December 31, 2004	F-53
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2006, December 31, 2005, and December 31, 2004
Consolidated Statements of Changes in Shareholder’s Equity for the Years Ended December 31, 2006, December 31, 2005, and December 31, 2004	F-54
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, December 31, 2005, and December 31, 2004	F-55
Notes to Consolidated Financial Statements	F-56
Unaudited Interim Financial Statements:
Condensed Consolidated Balance Sheet as of March 30, 2007	F-73
Condensed Consolidated Statements of Operations for the quarters ended March 30, 2007 and March 31, 2006	F-74
Condensed Consolidated Statements of Cash Flows for the quarters ended March 30, 2007 and March 31, 2006	F-75
Notes to Condensed Consolidated Financial Statements	F-76
Hay Hall Holdings Limited
Audited Financial Statements:
Independent Auditors’ Report	F-80
Consolidated Profit and Loss Accounts for the year ended December 31, 2005	F-81
Consolidated Statements of Total Recognised Gains and Losses for the year ended December 31, 2005	F-82
Consolidated Balance Sheets as of December 31, 2005	F-83
Company Balance Sheets as of December 31, 2005	F-84
Cash Flow Statements for the year ended December 31, 2005	F-85
Notes to Accounts	F-86

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Altra Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Altra Holdings, Inc. (“the Company”), as of December 31, 2006 and 2005 and the related consolidated statements of operations and comprehensive income (loss), changes in convertible preferred stock and stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006 and the period from inception (December 1, 2004) through December 31, 2004, and the combined statements of operations and comprehensive income, stockholders’ equity and cash flows of the Predecessor for the period from January 1, 2004 through November 30, 2004. Our audits also included the financial statement schedules listed in the index at Item 16(b). These financial statements and schedules are the responsibility of management of the Company and its Predecessor. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Altra Holdings, Inc. at December 31, 2006 and 2005 and the consolidated results of the operations and cash flows of the Company for each of the two years in the period ended December 31, 2006 and for the period from inception (December 1, 2004) through December 31, 2004, and the combined results of the operations and cash flows of its Predecessor for the period from January 1, 2004 through November 30, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106 and 132(R)”.

/s/
Ernst & Young LLP

Boston, Massachusetts
March 28, 2007

ALTRA HOLDINGS, INC
Consolidated Balance Sheets
Dollars in thousands, except share amounts

	December 31,
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$42,527	$10,060
Trade receivables, less allowance for doubtful accounts of $2,017 and $1,797	61,506	46,441
Inventories, less allowance for obsolete materials of $10,163 and $6,843	75,769	54,654
Deferred income taxes	6,783	2,779
Prepaid expenses and other	7,532	1,973

Total current assets	194,117	115,907
Property, plant and equipment, net	82,387	66,393
Intangible assets, net	59,662	44,751
Goodwill	65,397	65,345
Deferred income taxes	2,135	—
Other assets	5,670	5,295

Total assets	$409,368	$297,691

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$34,053	$30,724
Accrued payroll	15,557	16,016
Accruals and other liabilities	15,008	6,349
Taxes payable	5,353	2,190
Deferred income taxes	1,382	33
Current portion of long-term debt	573	186

Total current liabilities	71,926	55,498
Long-term debt, less current portion and net of unaccreted discount	228,555	173,574
Deferred income taxes	7,130	7,653
Pension liabilities	15,169	21,914
Other post retirement benefits	3,262	12,500
Other long term liabilities	3,910	1,601
Commitments and Contingencies (see Note 15)	—	—
Convertible Preferred Series A stock ($0.001 par value, 0 and 40,000,000 shares authorized, 0 and 35,500,000 shares issued and outstanding at December 31, 2006 and 2005, respectively)	—	35,500
Stockholders’ equity
Common stock ($0.001 par value, 90,000,000 and 50,000,000 shares authorized, 21,467,502 and 52,667 issued and outstanding at December 31, 2006 and 2005, respectively)	21	—
Additional paid-in capital	76,907	113
Retained earnings (deficit)	5,552	(3,389)
Accumulated other comprehensive loss	(3,064)	(7,273)

	79,416	24,951

Total liabilities and stockholders’ equity	$409,368	$297,691

See accompanying notes.

ALTRA HOLDINGS, INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Dollars in thousands, except per share amounts

			From
			Inception	Predecessor
			(December	(Note 1)
			1, 2004)	11 Months
	Year-Ended	Year-Ended	through	Ended
	December 31,	December 31,	December 31	November 30,
	2006	2005	2004	2004
Consolidated Statement of Operations
Net sales	$462,285	$363,465	$28,625	$275,037
Cost of sales	336,836	271,952	23,847	209,253

Gross profit	125,449	91,513	4,778	65,784
Selling, general and administrative expenses	83,276	61,579	8,973	45,321
Research and development expenses	4,938	4,683	378	3,947
Restructuring charge, asset impairment and transition expenses	—	—	—	947
Gain on curtailment of post-retirement benefit plan	(3,838)	—	—	—
Gain on sale of fixed assets	—	(99)	—	(1,300)

Income (loss) from operations	41,073	25,350	(4,573)	16,869
Interest expense, net	25,479	19,514	1,612	4,294
Other non-operating expense (income), net	856	(17)	—	148

Income (loss) before income taxes	14,738	5,853	(6,185)	12,427
Provision (benefit) for income taxes	5,797	3,349	(292)	5,532

Net income (loss)	8,941	2,504	(5,893)	6,895

Consolidated Statement of Comprehensive Income (Loss)
Minimum pension liability adjustment	696	(700)	(722)	(6,031)
Foreign currency translation adjustment	677	(6,400)	549	478

Other comprehensive income (loss)	1,373	(7,100)	(173)	(5,553)

Comprehensive income (loss)	$10,314	$(4,596)	$(6,066)	$1,342

Net Income per share:
Basic	$7.56	$278.22	$—	N/A
Diluted	$0.46	$0.13	$—	N/A
Weighted average common shares outstanding:
Basic	1,183	9	—	N/A
Diluted	19,525	18,969	—	N/A

See accompanying notes.

ALTRA HOLDINGS, INC.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity
Dollars in thousands, except share amounts

		Accumulated
		Other	Net
	Invested	Comprehensive	Invested
	Capital	Loss	Capital

For the Predecessor
Balance at December 31, 2003	$30,221	$(33,225)	$(3,004)
Net income	6,895	—	6,895
Contribution from affiliates	7,922	—	7,922
Other comprehensive income, net of $3,697 tax benefit	—	(5,553)	(5,553)

Balance at November 30, 2004	$45,038	$(38,778)	$6,260

							Accumulated
					Additional	Retained	Other
	Preferred		Common		Paid-In	Earnings	Comprehensive
	Stock	Shares	Stock	Shares	Capital	(Deficit)	Income (Loss)	Total

For the Company
Initial capital contribution	$26,334	26,334	$—	—	$—	$—	$—	$26,334
Equity issued related to acquisition	8,766	8,766	—	—	54	—	—	8,820
Net loss	—	—	—	—	—	(5,893)	—	(5,893)
Other comprehensive loss	—	—	—	—	—	—	(173)	(173)

Balance at December 31, 2004	35,100	35,100	—	—	54	(5,893)	(173)	29,088
Issuance of preferred stock	400	400	—	—	—	—	—	400
Amortization of restricted stock grants	—	—	—	53	59	—	—	59
Net income	—	—	—	—	—	2,504	—	2,504
Other comprehensive loss, net of $1,938 tax benefit	—	—	—	—	—	—	(7,100)	(7,100)

Balance at December 31, 2005	$35,500	35,500	—	53	$113	$(3,389)	$(7,273)	$24,951
Conversion of preferred stock into common stock	(35,500)	(35,500)	18	17,750	35,482	—	—	—
Issuance of common stock, net of offering costs	—	—	3	3,333	39,367	—	—	39,370
Stock based compensation and vesting of restricted stock	—	—	—	332	1,945	—	—	1,945
Net income	—	—	—	—	—	8,941	—	8,941
Cumulative foreign currency translation adjustment, net of $880 tax expense	—	—	—	—	—	—	677	677
Minimum pension liability adjustment and cumulative transition to SFAS No. 158, net of $2,165 tax expense	—	—	—	—	—	—	3,532	3,532

Balance at December 31, 2006	$—	—	$21	21,468	$76,907	$5,552	$(3,064)	$79,416

See accompanying notes.

ALTRA HOLDINGS, INC.
Consolidated Statements of Cash Flows
Amounts in thousands

				Predecessor
			From Inception	(Note 1)
			(December 1, 2004	11 Months
	Year-Ended	Year-Ended	through	Ended
	December 31,	December 31,	December 31,	November 30,
	2006	2005	2004)	2004
Cash flows from operating activities:
Net income (loss)	$8,941	$2,504	$(5,893)	6,895
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	10,821	8,574	673	6,074
Amortization of intangible assets	3,790	2,959	246	—
Amortization of deferred loan costs	1,255	669	53	—
Accretion of debt discount	942	942	79	—
Paid-in-kind interest	—	—	198	—
Loss on foreign currency, net	1,079	—	—	—
Amortization of inventory fair value adjustment	2,278	1,699	1,699	—
Stock based compensation	1,945	59	—	—
Gain on sale of fixed assets	—	(99)	—	(1,300)
Gain on curtailment of post-retirement benefit obligation	(3,838)	—	—	—
Provision (benefit ) for deferred taxes	1,190	225	(1,031)	117
Changes in operating assets and liabilities:
Trade receivables	(330)	(2,654)	(324)	(4,197)
Inventories	(3,973)	(1,353)	(412)	(6,418)
Accounts payable and accrued liabilities	(11,427)	(1,788)	9,402	3,734
Other current assets and liabilities	(2,297)	2,226	(2,126)	1,477
Other operating assets and liabilities	752	(1,940)	3,059	(2,778)

Net cash provided by operating activities	11,128	12,023	5,623	3,604
Cash flows from investing activities:
Purchases of fixed assets	(9,408)	(6,199)	(289)	(3,489)
Acquisitions, net of $775 and $2,367 of cash acquired in 2006 and 2004, respectively	(53,755)	1,607	(180,112)	—
Payment of additional Kilian purchase price	—	(730)	—	—
Proceeds from sale of fixed assets	—	125	—	4,442

Net cash (used in) provided by investing activities	(63,163)	(5,197)	(180,401)	953
Cash flows from financing activities:
Initial contributed capital	—	—	26,334	—
Proceeds from initial public offering	41,850	—	—	—
Initial public offering transaction costs	(1,176)	—	—	—
Proceeds from issuance of senior notes	57,625	—	—	—
Proceeds from issuance of senior subordinated notes	—	—	158,400	—
Proceeds from sale of preferred stock	—	400	—	—
Payments of debt acquired in acquisitions	—	—	(12,178)	—
Payment of paid-in-kind interest	—	(198)	—	—
Proceeds from issuance of subordinated notes	—	—	14,000	—
Payment of subordinated notes	(14,000)	—	—	—
Payment of debt issuance costs	(2,731)	(338)	(7,087)	—
Proceeds from mortgages	2,510	—	—	—
Borrowings under revolving credit agreement	5,057	4,408	4,988	—
Payments on revolving credit agreement	(5,057)	(4,408)	(4,988)	—
Payment of capital leases	(241)	(835)	(37)	—
Contribution from affiliates	—	—	—	7,922
Change in affiliate debt	—	—	—	(14,618)

Net cash (used in) provided by financing activities	83,837	(971)	179,432	(6,696)

Effect of exchange rates on cash	665	(524)	75	159

Increase (Decrease) in cash and cash equivalents	32,467	5,331	4,729	(1,980)
Cash and cash equivalents, beginning of period	10,060	4,729	—	3,163

Cash and cash equivalents, end of period	42,527	$10,060	$4,729	$1,183

Cash paid during the period for:
Interest	$23,660	$17,458	$—	$2,796
Income Taxes	$2,341	$1,761	$—	$446

Non-Cash Financing:
Acquisition of capital equipment under capital lease	$613	$—	$—	$—
Accrued initial public offering costs	$1,304	$—	$—	$—
Conversion of preferred stock	$35,500	$—	$—	$—

See Accompany notes

Altra Holdings, Inc.
Notes to Consolidated Financial Statements
Dollars in thousands unless otherwise noted

1.	Description of Business and Summary of Significant Accounting Policies

Basis of Preparation and Description of Business

Headquartered in Quincy, Massachusetts, Altra Holdings, Inc. (“the Company”), through its wholly-owned subsidiary Altra Industrial Motion, Inc. (“Altra Industrial”) produces, designs and distributes a wide range of mechanical power transmission products, including industrial clutches and brakes, enclosed gear drives, open gearing and couplings. The Company consists of several power transmission component manufacturers including Warner Electric, Boston Gear, Formsprag Clutch, Stieber Clutch, Ameridrives Couplings, Wichita Clutch, Nuttall Gear, Kilian Manufacturing, Inertia Dynamics, Twiflex Limited, Industrial Clutch, Huco Dynatork, Matrix International, Warner Linear and Delroyd Worm Gear. The Company designs and manufactures products that serve a variety of applications in the food and beverage, material handling, printing, paper and packaging, specialty machinery, and turf and garden industries. Primary geographic markets are in North America, Western Europe and Asia.

The Company was formed on November 30, 2004 following acquisitions of certain subsidiaries of Colfax Corporation (“Colfax”) and The Kilian Company (“Kilian”). The consolidated financial statements of the Company include the accounts of the Company subsequent to November 30, 2004. The financial statements of “the Predecessor” include the combined historical financial statements of the Colfax entities acquired by the Company that formerly comprised the Power Transmission Group of Colfax, a privately-held industrial manufacturing company, that are presented for comparative purposes.

The historical financial results of Kilian, which was not related to the Predecessor, are not included in the presentation of Predecessor balances in the financial statements or the accompanying footnotes.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Predecessor (where noted) and their wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassification

Certain prior period amounts have been reclassified in the consolidated financial statements to conform to the current period presentation.

Net Income Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding, and diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common equivalent shares outstanding. Common equivalent shares are included in the per share calculations when the effect of their inclusion would be dilutive.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following is a reconciliation of basic to diluted net income per share:

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

Net Income	$8,941	$2,504

Shares used in net income per common share — basic	1,183	9
Effect of dilutive securities:
Incremental shares of unvested restricted common stock	1,321	1,210
Preferred Stock	17,021	17,750

Shares used in net income per common share — diluted	19,525	18,969

Net income per common share — basic	$7.56	$278.22

Net income per common share — diluted	$0.46	$0.13

There was no common stock outstanding for the one month period from December 1, 2004 to December 31, 2004 to establish a basic earnings per share. The company did not generate earnings for the period from December 1, 2004 to December 31, 2004, therefore, the potential common stock equivalents were anti-dilutive and excluded from dilutive earnings per share.

The Predecessor’s capital structure was comprised of contributions from the parent and affiliated companies. There was no common stock associated with the group of entities which comprised the Predecessor. Accordingly there is no respective earnings per share.

Fair Value of Financial Instruments

The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The carrying amount of the 9% Senior Secured Notes was $160.4 and $159.4 million at December 31, 2006 and 2005, respectively. The carrying amount of the 11.25% Senior Notes was $64.6 million as of December 31, 2006. The estimated fair value of the 9% Senior Secured Notes at December 31, 2006 and December 31, 2005 was $168.3 million and $160.1 million, respectively based on quoted market prices for such Notes. The estimated fair value of the 11.25% Senior Notes was approximately £36.3 million ($71.1 million) as of December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

Foreign currency translation

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses are translated at average exchange rates effective during the respective period.

Foreign currency translation adjustments are included in accumulated other comprehensive loss as a separate component of stockholder’s equity. Net foreign currency transaction gains and losses are included in the results of operations in the period incurred.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include all financial instruments purchased with an initial maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Trade Receivables

An allowance for doubtful accounts is recorded for estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on historical collection experience, as well as, a review by management of the status of all receivables. Collection losses have been within the Company’s expectations.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. The cost of inventories acquired by the Company in its acquisitions reflect their fair values at the date of acquisition as determined by the Company based on the replacement cost of raw materials, the sales price of the finished goods less an appropriate amount representing the expected profitability from selling efforts, and for work-in-process the sales price of the finished goods less an appropriate amount representing the expected profitability from selling efforts and costs to complete.

The Company periodically reviews its quantities of inventories on hand and compares these amounts to the expected usage of each particular product or product line. The Company records as a charge to cost of sales any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost, net of accumulated depreciation incurred since November 30, 2004.

Depreciation of property, plant, and equipment is provided using the straight-line method over the estimated useful life of the asset, as follows:

Buildings and improvements	15 to 45 years
Machinery and equipment	2 to 15 years

Improvements and replacements are capitalized to the extent that they increase the useful economic life or increase the expected economic benefit of the underlying asset. Repairs and maintenance expenditures are charged to expense as incurred.

Intangible Assets

Intangibles represent product technology and patents, tradenames and trademarks and customer relationships. Product technology, patents and customer relationships are amortized on a straight-line basis over 8 to 12 years. The tradenames and trademarks are considered indefinite-lived assets and are not being amortized. Intangibles are stated at fair value on the date of acquisition, at December 31, 2006, and 2005 intangibles are stated net of accumulated amortization incurred since the date of acquisition.

Goodwill

Goodwill represents the excess of the purchase price paid by the Company for the Predecessor, Kilian, Hay Hall and Bear Linear over the fair value of the net assets acquired in each of the acquisitions. Goodwill can be attributed to the value placed on the Company being an industry leader with a market leading position in the Power Transmission industry. The Company’s leadership position in the market was achieved

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

by developing and manufacturing innovative products and management anticipates that its leadership position and profitability will continue to expand, enhanced by cost improvement programs associated with ongoing consolidation and centralization of its operations.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets annually, or more frequently if events or changes in circumstances, such as a decline in sales, earnings, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are established using a discounted cash flow methodology (specifically, the income approach). The determination of discounted cash flows is based on the Company’s strategic plans and long-range forecasts. The revenue growth rates included in the forecasts are the Company’s best estimates based on current and anticipated market conditions, and the profit margin assumptions are projected based on current and anticipated cost structures. This analysis included consideration of discounted cash flows as well as EBITDA multiples. The analysis indicated no impairment to be present as of December 31, 2006 and 2005.

Impairment of Long-Lived Assets Other Than Goodwill and Indefinite-Lived Intangible Assets

The Company assesses its long-lived assets other than goodwill and indefinite-lived intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining lives of such assets. If these projected cash flows are less than the carrying amounts, an impairment loss would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amounts and the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using the discounted cash flow method or other accepted valuation techniques.

Debt Issuance Costs

Costs directly related to the issuance of debt are capitalized, included in other long-term assets and amortized using the effective interest method over the term of the related debt obligation. The net carrying value of debt issuance costs was approximately $5.4 million and $3.9 million at December 31, 2006 and 2005, respectively.

Revenue Recognition

Product revenues are recognized, net of sales tax collected, at the time title and risk of loss pass to the customer, which generally occurs upon shipment to the customer. Service revenues are recognized as services are performed. Amounts billed for shipping and handling are recorded as revenue. Product return reserves are accrued at the time of sale based on the historical relationship between shipments and returns, and are recorded as a reduction of net sales.

Certain large distribution customers receive quantity discounts which are recognized net at the time the sale is recorded.

Shipping and Handling Costs

Shipping and handling costs associated with sales are classified as a component of cost of sales.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Warranty Costs

Estimated expenses related to product warranties are accrued at the time products are sold to customers. Estimates are established using historical information as to the nature, frequency, and average costs of warranty claims.

Self-Insurance

Certain operations are self-insured up to pre-determined amounts above which third-party insurance applies, for medical claims, workers’ compensation, vehicle insurance, product liability costs and general liability exposure. The accompanying balance sheets include reserves for the estimated costs associated with these self-insured risks, based on historic experience factors and management’s estimates for known and anticipated claims. A portion of medical insurance costs are offset by charging employees a premium equivalent to group insurance rates.

Research and Development

Research and development costs are expensed as incurred.

Advertising

Advertising costs are charged to selling, general, and administrative expenses as incurred and amounted to approximately $2.4 million, $2.2 million, $0.2 million and $2.0 million, for the year ended December 31, 2006, December 31, 2005, and for the periods from December 1, 2004 through December 31, 2004 and January 1, 2004 through November 30, 2004.

Stock-Based Compensation

The Company established the 2004 Equity Incentive Plan that provides for various forms of stock based compensation to officers and senior-level employees of the Company. The Company accounts for grants under this plan in accordance with the provisions of SFAS No. 123(R). Expense associated with equity awards is recognized on a straight-line basis over the vesting period of the grant.

Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company evaluates the realizability of its net deferred tax assets and assesses the need for a valuation allowance in purchase price accounting and on a quarterly basis. The future benefit to be derived from its deferred tax assets is dependent upon the Company’s ability to generate sufficient future taxable income to realize the assets. The Company records a valuation allowance to reduce its net deferred tax assets to the amount that may be more likely than not to be realized. In periods subsequent to an acquisition, if the Company were able to realize net deferred tax assets in excess of their net recorded amount established in the purchase price allocation, an adjustment to the valuation allowance would be recorded as a reduction to goodwill in the period such determination was made.

To the extent the Company establishes a valuation allowance on net deferred assets generated from operations, an expense will be recorded within the provision for income taxes line on the statement of operations. In periods subsequent to establishing a valuation allowance on net deferred assets from operations, if the Company were to determine that it would be able to realize its net deferred tax assets in excess of their net recorded amount, an adjustment to the valuation allowance would be recorded as a reduction to income tax expense in the period such determination was made.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Accumulated Other Comprehensive Income (Loss)

The Company’s total accumulated other comprehensive income (loss) is comprised of the following:

	Minimum	Cumulative
	Pension	Foreign	Accumulated
	Liability/SFAS	Currency	Other
	No. 158	Translation	Comprehensive
	Liability	Adjustment	Income (Loss)

For the Predecessor
Balance at December 31, 2003	$(36,820)	$3,595	$(33,225)
Minimum pension liability adjustment	478	—	478
Cumulative foreign currency translation adjustment	—	(6,031)	(6,031)

Balance at November 30, 2004	$(36,342)	$(2,436)	$(38,778)

For the Company
Opening balance December 2004	$—	$—	$—
Minimum pension liability adjustment	(722)	—	(722)
Cumulative foreign currency translation adjustment	—	549	549

Balance at December 31, 2004	(722)	549	(173)
Minimum pension liability adjustment	(700)	—	(700)
Cumulative foreign currency translation adjustment	—	(6,400)	(6,400)

Balance at December 31, 2005	(1,422)	(5,851)	(7,273)
Minimum pension liability adjustment	696	—	696
Cumulative foreign currency translation adjustment	—	677	677
Cumulative adjustment for transition to SFAS No. 158	2,836	—	2,836

Balance at December 31, 2006	$2,110	$(5,174)	$(3,064)

2.	Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN 48”), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are effective January 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,”. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

No. 20 and FASB Statement No. 3,” for the correction of an error on financial statements. The Company adopted this pronouncement during 2006, the effect of this statement was not material to the financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the effect to be material.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This pronouncement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting Statement 158 is not included on the Company’s consolidated balance sheet at December 31, 2005 or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its pension plans. See Note 9 for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” The standard permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements.” The Company is in the process of evaluating the impact this pronouncement may have on our results of operations and financial condition and whether to adopt the provisions of the standard for the fiscal year beginning January 1, 2007.

3.	Acquisitions

On February 10, 2006, the Company purchased all of the outstanding share capital of Hay Hall for $49.2 million. The purchase price is still subject to a change as a result of the finalization of a working capital adjustment in accordance with the terms of the purchase agreement. Included in the purchase price was $6.0 million paid in the form of deferred consideration. At the closing the Company deposited such deferred consideration into an escrow account for the benefit of the former Hay Hall shareholders. The deferred consideration is represented by a loan note. While the former Hay Hall shareholders will hold the note, their rights will be limited to receiving the amount of the deferred consideration placed in the escrow account. They will have no recourse against the Company unless we take action to prevent or interfere in the release of such funds from the escrow account. At closing, Hay Hall and its subsidiaries became the Company’s direct or indirect wholly owned subsidiaries. Hay Hall is a UK-based holding company established in 1996 that is focused primarily on the manufacture of couplings and clutch brakes. Hay Hall consists of five main businesses that are niche focused and have strong brand names and established reputations within their primary markets.

The Hay Hall acquisition has been accounted for in accordance with SFAS No. 141. The closing date of the Hay Hall acquisition was February 10, 2006, and as such, the Company’s consolidated financial statements reflect Hay Hall’s results of operations only from that date forward.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company has completed its final purchase price allocation. The value of the acquired assets, assumed liabilities and identified intangibles from the acquisition of Hay Hall, as presented below, are based upon fair value as of the date of the acquisition. The goodwill and intangibles recorded in connection with the acquisition of Hay Hall have been allocated across the business units acquired. The final purchase price allocation is as follows:

Total purchase price, including closing costs of approximately $1.8 million	$51,030

Cash and cash equivalents	775
Trade receivables	12,111
Inventories	17,004
Prepaid expenses and other	510
Property, plant and equipment	13,670
Intangible assets	16,352

Total assets acquired	60,422
Accounts payable, accrued payroll, and accruals and other current liabilities	12,971
Other liabilities	8,784

Total liabilities assumed	21,755

Net assets acquired	38,667

Excess purchase price over the fair value of net assets acquired	$12,363

The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.

The amounts recorded as intangible assets consist of the following:

Patents, subject to amortization	$110
Customer relationships, subject to amortization	9,312
Trade names and trademarks, not subject to amortization	6,930

Total intangible assets	$16,352

Customer relationships are amortized on a straight-line basis over 11 years representing the anticipated periods over which the Company estimates it will benefit from the acquired assets. The Company anticipates that substantially all of this amortization is deductible for income tax purposes. The acquisition of Hay Hall did not result in any tax deductible goodwill.

On May 18, 2006, the Company entered into a purchase agreement with the shareholders of Bear Linear LLC, or Bear, to purchase substantially all of the assets of the company for $5.0 million. Approximately $3.5 million was paid at closing and the remaining $1.5 million is payable over the next 2.5 years. One of Bear’s selling shareholders is a direct relative of one of the Company’s directors. Bear manufacturers high value-added linear actuators for mobile off-highway and industrial applications.

The Bear acquisition has been accounted for in accordance with SFAS No. 141. The closing date of the Bear acquisition was May 18, 2006, and as such, the Company’s consolidated financial statements reflect Bear’s results of operations only from that date forward.

Bear had approximately $0.5 million of net assets at closing consisting primarily of accounts receivable, inventory, fixed assets and accounts payable and accrued liabilities. The Company did not identify any specifically identifiable intangible assets. The Company recorded the $4.2 million excess purchase price

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

over the fair value of the net assets acquired as goodwill. The Company has completed its final purchase price allocation.

The following table sets forth the unaudited pro forma results of operations of the Company for the year to date periods ended December 31, 2006 and December 31, 2005 as if the Company had acquired Hay Hall and Bear Linear as of January 1, 2005. The pro forma information contains the actual operating results of the Company, Bear Linear and Hay Hall with the results prior to May 18, 2006, for Bear Linear, and February 10, 2006, for Hay Hall, adjusted to include the pro forma impact of (i) the elimination of additional expense as a result of the fair value adjustment to inventory recorded in connection with the Hay Hall Acquisition; (ii) additional interest expense associated with debt issued on February 8, 2006; (iii) the elimination of intercompany sales between Hay Hall and the Company; (iv) additional expense as a result of estimated amortization of identifiable intangible assets; (v) and an adjustment to the tax provision for the tax effect of the above adjustments. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of January 1, 2005 or that may be obtained in the future.

	Year to Date	Year to Date
	Ended	Ended
	December 31,	December 31,
(Pro Forma, Unaudited)	2006	2005

Total Revenues	$471,618	$426,446
Net income	$10,864	$(898)

On November 30, 2004, the Company acquired the Predecessor for $180.0 million in cash and Kilian for an $8.8 million issuance of common stock plus the assumption of Kilian debt in the amount of approximately $12.2 million. The purchase price of both acquisitions has been adjusted following the completion of certain negotiations surrounding adjustments to the respective seller’s recorded working capital at the acquisition date. In 2005 Predecessor negotiations were finalized resulting in the return of approximately $1.6 million of the purchase price to the Company. Negotiations were also finalized for Kilian which resulted in a final payment by the Company of approximately $0.7 million.

The acquisitions have been accounted for in accordance with SFAS No. 141, “Business Combinations.” As discussed in the Basis of Presentation in Note 1, the consolidated financial statements include the results of operations for the period December 1, 2004 through December 31, 2004, and those of the Predecessor for prior periods.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company has completed its purchase price allocations. The value of the acquired assets, assumed liabilities and identified intangibles from the acquisition of the Predecessor and Kilian, as presented below, are based upon management’s estimates of fair value as of the date of the acquisition. The goodwill and intangibles recorded in connection with the acquisition of the Predecessor have been allocated across the business units acquired from the Predecessor. The purchase price allocations are as follows:

	Predecessor	Kilian	Total

Total purchase price, including closing costs of approximately $2.6 million	$178,519	$9,594	188,113

Cash and cash equivalents	1,183	1,184	2,367
Trade receivables	39,163	6,096	45,259
Inventories	52,761	5,108	57,869
Prepaid expenses and other	4,770	207	4,977
Property, plant and equipment	59,320	9,111	68,431
Intangible assets	49,004	—	49,004
Deferred income taxes — long term	8,262	104	8,366
Other assets	150	—	150

Total assets acquired	214,613	21,810	236,423
Accounts payable, accrued payroll, and accruals and other current liabilities	46,422	3,125	49,547
Bank debt	—	12,178	12,178
Pensions, other post retirement benefits and other liabilities	34,166	—	34,166

Total liabilities assumed	80,588	15,303	95,891

Net assets acquired	134,025	6,507	140,532

Excess purchase price over the fair value of net assets acquired	$44,494	$3,087	$47,581

The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The amounts recorded as identifiable intangible assets consist of the following:

	Predecessor	Kilian	Total

Customer relationships	$27,802	$—	$27,802
Product technology and patents	5,122	—	5,122

Total intangible assets subject to amortization	32,924	—	32,924
Trade names and trademarks, not subject to amortization	16,080	—	16,080

Total intangible assets	$49,004	$—	$49,004

Customer relationships, product technology and patents, are subject to amortization over their estimated useful lives of twelve and eight years, respectively, which reflects the anticipated periods over which the Company estimates it will benefit from the acquired assets. The weighted average estimated useful life of all intangible assets subject to amortization is approximately 11.1 years. Substantially all of this amortization is deductible for income tax purposes.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the unaudited pro forma results of operations of the Company for the period ended December 31, 2004 as if the Company had acquired the Predecessor and Kilian as of January 1, 2004. The pro forma information contains the actual combined operating results of the Company, the Predecessor and Kilian with the results prior to the December 1, 2004 adjusted to include the pro forma impact of (i) additional amortization and depreciation expense associated with the adjustment to and recognition of fair value of fixed and intangible assets; (ii) the elimination of additional expense as a result of the fair value adjustment to inventory recorded in connection with the Acquisition; (iii) additional expenses associated with new contractual commitments created at Inception; (iv) additional expenses associated with general and administrative services previously performed by the Predecessor’s parent and not charged to the Predecessor; (v) additional interest expense associated with debt issued at Inception; (vi) the elimination of previously incurred interest expense of the Predecessor and Kilian; and (vii) the elimination of expense associated with pension and OPEB obligations retained by the Predecessor. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of January 1, 2004 or that may be obtained in the future.

(Pro Forma, Unaudited)	2004

Total Revenues	$343,308
Net loss	(672)

4.	Inventories

Inventories at December 31, 2006 and 2005 consisted of the following:

	2006	2005

Raw materials	$29,962	$22,512
Work in process	19,112	13,876
Finished goods	36,858	25,109

	85,932	61,497
Less — Allowance for excess, slow-moving and obsolete inventory	(10,163)	(6,843)

	$75,769	$54,654

5.	Property, Plant and Equipment

Property, plant and equipment at December 31, 2006 and 2005, consisted of the following:

	2006	2005

Land	$9,599	$7,892
Buildings and improvements	19,849	16,500
Machinery and equipment	71,866	50,402

	101,314	74,794
Less — Accumulated depreciation	(18,927)	(8,401)

	$82,387	$66,393

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

6.	Goodwill and Intangible Assets

Goodwill as of December 31, 2006 and 2005 consisted of the following:

Goodwill
Balance December 31, 2005	$65,345
Additions related to Hay Hall acquisition	12,363
Additions related to Bear Linear acquisition	4,231
Other adjustments, net	(18,819)
Impact of changes in foreign currency	2,277

Balance December 31, 2006	$65,397

The other adjustments primarily relate to the reversal of valuation allowances on certain deferred tax assets that had been previously established as part of purchase accounting. Goodwill was further reduced by $2.5 million for a settlement with Colfax that resulted in a return of a portion of the purchase price.

	December 31, 2006		December 31, 2005
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Other Intangibles
Intangible assets not subject to amortization:
Tradenames and trademarks	$23,010	$—	$16,080	$—
Intangible assets subject to amortization:
Customer relationships	37,114	5,679	27,802	2,515
Product technology and patents	5,232	1,316	5,122	690
Impact of changes in foreign currency	1,301	—	(1,048)	—

Total intangible assets	$66,657	$6,995	$47,956	$3,205

The Company recorded $3.8 million, $3.0 million and $0.2 million of amortization for the year-ended December 31, 2006 and December 31, 2005, and the period from inception through December 31, 2004, respectively.

Customer relationships, product technology and patents are amortized over their useful lives of 12 and 8 years, respectively. The weighted average estimated useful life of intangible assets subject to amortization is approximately 11 years.

The estimated amortization expense for intangible assets is approximately $3.9 million in each of the next five years and then $15.9 million thereafter.

7.	Warranty Costs

Estimated expenses related to product warranties are accrued at the time products are sold to customers. Estimates are established using historical information as to the nature, frequency and average costs

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

of warranty claims. Changes in the carrying amount of accrued product warranty costs for the year ended December 31, 2006 and 2005 are as follows:

	Year — Ended	Year — Ended
	December 31,	December 31,
	2006	2005

Balance at beginning of period	$1,876	$1,528
Accrued warranty costs	1,666	1,265
Payments and adjustments	(1,459)	(917)

Balance at end of period	$2,083	$1,876

8.	Income Taxes

Pre-tax income (loss) by domestic and foreign locations were as follows:

				Predecessor
				(Note 1)
			December 1,	11 Months
			2004 through	Ended
	December 31,	December 31,	December 31,	November 30,
	2006	2005	2004	2004
Domestic	$15,969	$2,127	$(6,539)	$9,125
Foreign	(1,231)	3,726	354	3,302

	$14,738	$5,853	$(6,185)	$12,427

The components of the provision (benefit) for income taxes were as follows:

				Predecessor
				(Note 1)
			December 1,	11 Months
			2004 through	Ended
	December 31,	December 31,	December 31,	November 30,
	2006	2005	2004	2004
Current:
Federal	$2,616	$1,086	$(71)	$3,851
Foreign and state	1,991	2,038	810	1,564

	4,607	3,124	739	5,415
Deferred:
Federal	998	509	(564)	98
Foreign and state	192	(284)	(467)	19

	1,190	225	(1,031)	117

Provision (benefit) for income taxes	$5,797	$3,349	$(292)	$5,532

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

U.S. income taxes at the statutory tax rate reconciled to the overall U.S. and foreign provision (benefit) for income taxes were as follows:

				Predecessor
			From Inception	(Note 1)
			(December 1,	11 Months
			2004) through	Ended
	December 31,	December 31,	December 31,	November 30,
	2006	2005	2004	2004
Tax at U.S. federal income tax rate	$5,158	$2,049	$(2,165)	$4,371
State taxes, net of federal income tax effect	674	373	(67)	366
Valuation allowance	—	—	2,011	895
Foreign taxes, net	944	—	—	—
Interest	(1,361)	313	26	—
Other	382	614	(97)	(100)

Provision (benefit) for income taxes	$5,797	$3,349	$(292)	$5,532

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities as of December 31, 2006 and 2005 were as follows:

	December 31,	December 31,
	2006	2005

Deferred tax assets:
Post-retirement obligations	$5,247	$12,050
Goodwill	7,555	789
Inventory	2,036	1,217
Expenses not currently deductible	5,852	6,651
Net operating loss carryover	2,899	1,740
Other	557	883

Total deferred tax assets	24,146	23,330
Valuation allowance for deferred tax assets	(1,252)	(16,389)

Net deferred tax assets	22,894	6,941
Deferred tax liabilities:
Property, plant and equipment	9,650	6,264
Intangible assets	11,730	5,278
Other	1,108	306

Total deferred tax liabilities	22,488	11,848

Net deferred tax assets (liabilities)	$406	$(4,907)

At December 31, 2006 and 2005, the Company had net operating loss carryforwards primarily related to operations in France of $3.4 million and $4.3 million, respectively, and in the United Kingdom of $4.2 million and $0, respectively, which can be carried forward indefinitely.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

The decrease in net deferred tax liabilities for the year includes a deferred tax benefit of approximately $16.4 million attributable to the release of valuation allowances initially established in purchase accounting. The release of the valuation allowance resulted in a reduction of book goodwill. The decrease in net deferred tax liability from the release of previously established valuation allowance was offset by additional deferred tax liabilities generated as a result of the Hay Hall acquisition of $6.4 million and approximately $4.3 million attributable to accrued pension liabilities and currency translation adjustments recorded through other comprehensive income.

Valuation allowances are established for a deferred tax asset that management believes may not be realized. The Company continually reviews the adequacy of the valuation allowance and recognizes tax benefits only as reassessments indicate that it is more likely than not the benefits will be realized. A valuation allowance at December 31, 2006 of $1.3 million, related to a valuation allowance established on NOL’s acquired as part of the Hay Hall acquisition, and $16.4 million as of December 31, 2005, has been recognized to offset deferred tax assets due to the uncertainty of realizing the benefits of the deferred tax assets. The decrease in the valuation allowance relates primarily to deferred tax adjustments associated with purchase price accounting and have been recorded to goodwill. The total valuation allowance existing at December 31, 2006 of approximately $1.3 million will be allocated to reduce book goodwill if and when released in subsequent periods.

The undistributed earnings of the Company’s foreign subsidiaries on which tax is not provided was approximately $2.3 million as of December 31, 2006, and are considered to be indefinitely reinvested. As of December 31, 2006, the Company has not recorded U.S. federal deferred income taxes on these undistributed earnings from its foreign subsidiaries. It is expected that these earnings will be permanently reinvested in operations outside the U.S. If the undistributed earnings were not reinvested in operations outside the U.S., the tax impact would be approximately $0.9 million to the Company.

9.	Pension and Other Employee Benefits

Defined Benefit (Pension) and Postretirement Benefit Plans

The Company sponsors various defined benefit (pension) and postretirement (medical and life insurance coverage) plans for certain, primarily unionized, active employees (those in the employment of the Company at or hired since November 30, 2004). The Predecessor sponsored similar plans that covered certain employees, former employees and eligible dependents. At November 30, 2004, the Company assumed the pension and postretirement benefit obligations of all active U.S. employees and all non-U.S. employees of the Predecessor. Additionally, the Company assumed all post-employment and post-retirement welfare benefit obligations with respect to active U.S. employees. Colfax retained all other pension and postretirement benefit obligations relating to the Predecessor’s former employees.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans and postretirement benefit plan in the December 31, 2006 balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87 Employers’ Accounting for Pensions (“SFAS No. 87”), all of which were previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled “Prior to Application of SFAS No. 158.”

	Pension as of December 31, 2006
	Prior to	As Reported at
	Adopting	December 31,
	SFAS No. 158	2006

Plan Funded Status:
Benefit obligation	$(26,121)	$(26,121)
Allowance for future salary increases	—	—

Projected benefit obligation	(26,121)	(26,121)
Fair value of assets	10,952	10,952

Funded Status	(15,169)	(15,169)
Unrecognized loss	1,154	N/A
Unrecognized prior service cost	43	N/A

Accrued benefit cost	$(13,972)	N/A

Balance Sheet:
Prepaid benefit cost	$—	N/A
Intangible asset	43	N/A
Accrued benefit cost	(15,122)	N/A

Net liability	$(15,079)	$(15,169)

Corresponding charges to equity accounts:
Retained earnings	$13,972	$13,972
Accumulated other comprehensive loss	1,154	1,197

Total charges to equity	$15,126	$15,169

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Post-Retirement Benefits as of December 31, 2006
	Prior to	As Reported at
	Adopting	December 31,
	SFAS No. 158	2006

Plan Funded Status:
Benefit obligation	$(3,549)	$(3,549)
Fair value of assets	—	—

Funded Status	(3,549)	(3,549)
Unrecognized gain	(1,016)	N/A
Unrecognized prior service cost	(3,602)	N/A

Accrued benefit cost	$(8,167)	N/A

Balance Sheet:
Prepaid benefit cost	N/A	N/A
Intangible asset	N/A	N/A
Accrued benefit cost	N/A	N/A

Net liability	N/A	$(3,549)

Corresponding charges to equity accounts:
Retained earnings	N/A	$8,167
Accumulated other comprehensive loss	N/A	(4,618)

Total charges to equity	N/A	$3,549

Included in accumulated other comprehensive loss at December 31, 2006 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $0.4 million ($0.2 net of tax) and unrecognized actuarial losses $1.5 million ($0.9 net of tax).

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following tables represent the reconciliation of the benefit obligation, fair value of plan assets and funded status of the respective defined benefit (pension) and postretirement benefit plans as of December 31, 2006 and 2005:

	Pension Benefits		Post Retirement Benefits
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Change in benefit obligation:
Obligation at beginning of period	$27,697	$24,706	$10,983	$12,570
Service cost	513	591	140	295
Interest cost	1,491	1,362	315	549
Amendments	57	55	(2,564)	(2,088)
Curtailments	119	—	(3,838)	—
Actuarial loss (gain)	(1,188)	1,610	(1,291)	(218)
Foreign exchange effect	326	(424)	—	—
Benefits paid	(2,894)	(203)	(196)	(125)

Obligation at end of period	$26,121	$27,697	$3,549	$10,983

Change in plan assets:
Fair value of plan assets, beginning of period	$5,832	$4,647	$—	$—
Actual return on plan assets	821	309	—	—
Employer contribution	7,193	961	196	125
Benefits paid	(2,894)	(85)	(196)	(125)

Fair value of plan assets, end of period	$10,952	$5,832	$—	$—

Funded status	$(15,169)	$(21,865)	$(3,549)	$(10,983)
Amounts Recognized in the balance sheet consist of:
Non current assets	$—	$49	$—	$—
Current liabilities	—	—	(287)	—
Non-current liabilities	(15,169)	(21,914)	(3,262)	(12,500)

Total	$(15,169)	$(21,865)	$(3,549)	$(12,500)

For all pension plans presented above, the accumulated and projected benefit obligations exceed the fair value of plan assets. The accumulated benefit obligation at December 31, 2006 and 2005 was $26.1 million and $27.7 million, respectively. Non-US pension liabilities recognized in the amounts presented above are $3.4 million and $2.9 million at December 31, 2006 and 2005, respectively.

The weighted average discount rate used in the computation of the respective benefit obligations at December 31, 2006 and 2005 presented above are as follows:

	2006	2005

Pension benefits	5.75%	5.5%
Other postretirement benefits	5.75%	5.5%

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table represents the components of the net periodic benefit cost associated with the respective plans:

	Pension Benefits				Post retirement Benefits
			From				From
			Inception	Predecessor			Inception	Predecessor
			(December 1,	(Note 1)			(December 1,	(Note 1)
			2004)	11 Months			2004)	11 Months
	Year Ended	Year Ended	through	Ended	Year Ended	Year Ended	through	Ended
	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,	December 31,	November 30,
	2006	2005	2004	2004	2006	2005	2004	2004
Service cost	$513	$591	$35	$530	$140	$295	$30	$269
Interest cost	1,491	1,362	112	8,352	315	549	59	1,654
Recognized net actuarial loss	—	—	—	2,783	(113)	—	—	183
Expected return on plan assets	(829)	(431)	(31)	(9,747)	—	—	—	—
Settlement/Curtailment	119	—	—	—	(3,838)	—	—	—
Amortization	6	72	—	14	(640)	(423)	—	(19)

Net periodic benefit cost	$1,300	$1,594	$116	$1,932	$(4,136)	$421	$89	$2,087

The key economic assumptions used in the computation of the respective net periodic benefit cost for the periods presented above are as follows:

	Pension Benefits				Postretirement Benefits
			From				From
			Inception	Predecessor			Inception	Predecessor
			(December 1,	(Note 1)			(December 1,	(Note 1)
			2004)	11 Months	Year	Year	2004)	11 Months
	Year Ended	Year Ended	through	Ended	Ended	Ended	through	Ended
	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,	December 31,	November 30,
	2006	2005	2004	2004	2006	2005	2004	2004
Discount rate	5.5%	5.5%	6.0%	6.2%	5.5%	5.5%	6.0%	6.3%
Expected return on plan assets	8.5%	8.5%	8.5%	8.5%	N/A	N/A	N/A	N/A
Compensation rate increase	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

The reasonableness of the expected return on the funded pension plan assets was determined by three separate analyses: (i) review of forty years of historical data of portfolios with similar asset allocation characteristics, (ii) analysis of six years of historical performance for the Predecessor plan assuming the current portfolio mix and investment manager structure, and (iii) a projected portfolio performance, assuming the plan’s target asset allocation.

For measurement of the postretirement benefit obligations and net periodic benefit costs, an annual rate of increase in the per capita cost of covered health care benefits of approximately 7.5% was assumed. This rate was assumed to decrease gradually to 5% by 2008 and remain at that level thereafter. The assumed health care trends are a significant component of the postretirement benefit costs. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point	Point
	Increase	Decrease

Effect on service and interest cost components for the period January 1, 2006 through December 31, 2006	$67	$(51)
Effect on the December 31, 2006 post-retirement benefit obligation	$324	$(266)

In December 2003, Congress passed the “Medicare Prescription Drug Improvement and Modernization Act of 2003” (the Act) that reformed Medicare in such a way that the Company may have been eligible

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

to receive subsidies for certain prescription drug benefits that are incurred on behalf of plan participants. There has been no impact on the company’s plans as either prescription drug coverage is not offered past the age of 65 or we have not applied for any subsidy. Accordingly, the amounts recorded and disclosed in these financial statements do not reflect any amounts related to this Act.

The asset allocations for the Company’s funded retirement plan at December 31, 2006 and 2005, respectively, and the target allocation for 2006, by asset category, are as follows:

	Allocation Percentage of Plan Assets at Year-End
	2006	2006	2005
	Actual	Target	Actual

Asset Category
Equity securities	59%	65%	67%
Fixed income securities	41%	35%	33%

The investment strategy is to achieve a rate of return on the plan’s assets that, over the long-term, will fund the plan’s benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan’s returns is the asset allocation policy. The plan’s asset mix will be reviewed by the Company periodically, but at least quarterly, to rebalance within the target guidelines. The Company will also periodically review investment managers to determine if the respective manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

Expected cash flows

The following table provides the amounts of expected benefit payments, which are made from the plans’ assets and includes the participants’ share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect the Company’s best estimate given its current knowledge; actual amounts could be materially different.

	Pension	Postretirement
	Benefits	Benefits

Expected benefit payments (from plan assets)
2007	$594	$287
2008	801	302
2009	1,035	298
2010	1,228	299
2011	1,392	282
2012 — 2016	9,586	1,049

The Company contributed $6.9 million to its pension plan in 2006. The Company has cash funding requirements associated with its pension plan which are estimated to be $3.6 million in 2007, $2.5 million in 2008 and $1.9 million annually until 2011.

In May 2006, the Company renegotiated its contract with the labor union at its South Beloit, IL manufacturing facility. As a result of the renegotiation, participants in the Company’s pension plan cease to accrue additional benefits starting July 3, 2006. Additionally, the other post retirement benefit plan for employees at that location has been terminated for all eligible participants who had not retired, or given notice to retire in 2006, by August 1, 2006. The Company recognized a non-cash gain associated with the curtailment of these plans in 2006 of $3.8 million.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Defined Contribution Plans

At November 30, 2004, the Company established a defined contribution plan for substantially all full-time U.S.-based employees on terms that mirror those previously provided by the Predecessor. All active employees became participants of the Company’s plan and all of their account balances in the Predecessor plans were transferred to the Company’s plan at Inception.

Under the terms of the Company’s plan, eligible employees may contribute from one to fifteen percent of their compensation to the plan on a pre-tax basis. The Company makes a matching contribution equal to half of the first six percent of salary contributed by each employee and makes a unilateral contribution of three percent of all employees’ salary (including non-contributing employees). The Company’s expense associated with the defined contribution plan was $2.9 million and $2.5 million during the years ended December 31, 2006 and December 31, 2005, respectively.

10.	Long-Term Debt

Revolving Credit Agreement

At November 30, 2004, Altra Industrial entered into an agreement for up to $30 million of revolving borrowings from a commercial bank (the Revolving Credit Agreement), subject to certain limitations requiring that Altra Industrial maintain certain levels of collateralized assets, as defined in the Revolving Credit Agreement. Altra Industrial may use up to $10 million of its availability under the Revolving Credit Agreement for standby letters of credit issued on its behalf, the issuance of which will reduce the amount of borrowings that would otherwise be available to Altra Industrial. Altra Industrial may re-borrow any amounts paid to reduce the amount of outstanding borrowings; however, all borrowings under the Revolving Credit Agreement must be repaid in full as of November 30, 2009.

Borrowings under the Revolving Credit Agreement bear interest, at Altra Industrial’s election, at LIBOR plus 250 basis points annually or the lenders Prime Rate plus 125 basis points, but in no event no lower than 3.75%. Altra Industrial must also pay 2.0% per annum on all outstanding letters of credit, 0.375% per annum on the unused availability under the Revolving Credit Agreement and $10 per quarter in service fees. Altra Industrial incurred approximately $1.5 million in fees associated with the issuance of the Revolving Credit Agreement which has been capitalized as deferred financing costs and will be amortized over the five year life of the Revolving Credit Agreement as a component of interest expense.

Substantially all of Altra Industrial’s assets have been pledged as collateral against outstanding borrowings under the Revolving Credit Agreement. The Revolving Credit Agreement requires Altra Industrial to maintain a minimum fixed charge coverage ratio (when availability under the line falls below $12.5 million) and imposes customary affirmative covenants and restrictions on Altra Industrial. Altra Industrial was in compliance with all requirements of the Revolving Credit Agreement at December 31, 2006. Altra Industrial was in compliance with certain covenants and obtained a waiver for noncompliance with one covenant at December 31, 2005.

There were no borrowings under the Revolving Credit Agreement at December 31, 2006 and 2005; the lender had issued $2.9 million and $2.4 million of outstanding letters of credit on behalf of Altra Industrial at December 31, 2006 and 2005, respectively.

9% Senior Secured Notes

At November 30, 2004, Altra Industrial issued 9% Senior Secured Notes (Senior Secured Notes), with a face value of $165 million. Interest on the Senior Secured Notes is payable semiannually, in arrears, on June 1 and December 1 of each year, beginning June 1, 2005, at an annual rate of 9%. The effective interest rate on the Senior Secured Notes is approximately 10.0%, after consideration of the amortization of

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

$6.6 million related to initial offer discounts (included in long-term debt) and $2.8 million of deferred financing costs (included in other assets).

The Senior Secured Notes mature on December 1, 2011 unless previously redeemed by Altra Industrial. Through December 1, 2007, Altra Industrial may elect to redeem up to 35% of the Senior Secured Notes with the proceeds of certain equity transactions by paying a 9% premium of the amounts paid by such redemption. From December 1, 2008 through November 30, 2009, the Company may also elect to redeem any or all of the Senior Secured Notes still outstanding by paying a 4.5% premium of the amounts paid for such redemptions. A 2.25% premium is due for redemptions completed from December 1, 2009 to November 30, 2010. Subsequent to November 30, 2010, Altra Industrial may elect to redeem any or all of the Senior Notes then outstanding at face value.

The Senior Secured Notes are guaranteed by Altra Industrial’s U.S. domestic subsidiaries and are secured by a second priority lien, subject to first priority liens securing the Revolving Credit Agreement, on substantially all of Altra Industrial’s assets. The Senior Secured Notes contain numerous terms, covenants and conditions, which impose substantial limitations on Altra Industrial. As of December 31, 2006 Altra Industrial was in compliance with all of the requirements of the Senior Secured Notes.

11.25% Senior Notes

At February 8, 2006, Altra Industrial issued 11.25% Senior Notes (Senior Notes), with a face value of £33 million. Interest on the Senior Notes is payable semiannually, in arrears, on August 15 and February 15 of each year, beginning August 15, 2006, at an annual rate of 11.25%. The effective interest rate on the Senior Notes is approximately 11.7%, after consideration of the $2.5 million of deferred financing costs (included in other assets).

The Senior Notes mature on February 13, 2013, unless previously redeemed by Altra Industrial. Through February 15, 2009 Altra Industrial may elect to redeem up to 35% of the Senior Notes with the proceeds of certain equity transactions by paying an 11.25% premium of the amounts paid by such redemption. From February 15, 2010 through February 14, 2011, Altra Industrial may also elect to redeem any or all of the Senior Notes still outstanding by paying a 5.63% premium of the amounts paid for such redemptions. A 2.81% premium is due for redemptions completed from February 15, 2011 to February 14, 2012. Subsequent to February 14, 2012, Altra Industrial may elect to redeem any or all of the Senior Notes then outstanding at face value.

The Senior Notes are guaranteed on a senior unsecured basis by Altra Industrial’s U.S. domestic subsidiaries. The Senior Notes contain numerous terms, covenants and conditions, which impose substantial limitations on Altra Industrial. Altra Industrial was in compliance with all covenants of the Senior Notes as of December 31, 2006.

On February 27, 2007, Altra Industrial redeemed £11.6 million aggregate principal amount of the outstanding Senior Notes, at a redemption price of 111.25% of the principal amount of the Notes, plus accrued and unpaid interest. The remaining principal of the Senior Notes mature on February 13, 2013.

Mortgage

In June 2006, the Company’s German subsidiary entered into a mortgage on their building in Heidelberg, Germany, with a local bank. The mortgage has a principal of €2.0 million, an interest rate of 5.75% and is payable in monthly installments over 15 years. The balance of the mortgage as of December 31, 2006 was $2.6 million.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Subordinated Notes

At November 30, 2004, the Company executed an agreement with a stockholder to obtain $14.0 million of unsecured subordinated financing (the Subordinated Notes). The interest accrued at an annual rate of 17% and was payable quarterly in full or payment-in-kind (PIK). As of December 31, 2005, there was $0.6 million of accrued interest included in accruals and other liabilities in the accompanying balance sheet. In December 2006, the remaining principal, penalty, unpaid and accrued interest balance was paid in full. The total pre-payment penalty paid during 2006 was $0.8 million. All unamortized deferred financing costs associated with the Subordinated Notes was written off to interest expense in connection with the repayment of the Subordinated Notes in 2006.

Capital Leases (see also Note 15)

The Company has certain equipment under capital lease arrangements, whose obligations are included in both short-term and long-term debt. Capital lease obligations amounted to approximately $1.5 million and $0.3 million at December 31, 2006 and 2005, respectively. Assets under capital leases are included in property, plant and equipment with the related amortization recorded as depreciation expense.

Cash Obligations

The Company has cash obligations on the 9% senior secured notes, 11 1/4% senior notes and mortgage of $0.1 million, $0.1 million, $0.1 million, $0.1 million, $165.1 million for the years ended December 31, 2007, 2008, 2009, 2010, 2011 and $66.7 million thereafter.

11.	Stockholders’ Equity

Common Stock

In December 2006, the Company completed an initial public offering. The Company sold 3,333,334 shares and selling stockholders sold 6,666,666 shares in the offering. Proceeds to the Company after the underwriting discount were $41.9 million. As of December 31, 2006, there are 90,000,000 shares of common stock authorized with a par value of $.001 and 21,467,502 outstanding.

Amended and Restated Stockholders Agreement

We had previously entered into an agreement with our stockholders that granted certain rights to and placed certain limitations on the actions of our stockholders. These rights and restrictions generally included (i) restrictions on the right to sell or transfer our stock, (ii) the Genstar Funds’ rights of first refusal and drag-along rights with respect to sales of shares by other stockholders, (iii) the stockholders’ rights to participate in the sale of the our shares by the Genstar Fund (a co-sale right), (iv) the stockholders’ right of first offer with respect to additional sales of shares by us and (v) the Genstar Funds’ right to designate all of our directors. In addition, stockholders who were part of our management were subject to non- competition and non-solicitation provisions and also granted us and the Genstar Funds the right to repurchase their shares upon their termination of employment.

Upon the completion of the Company’s initial public stock offering, certain significant provisions of the stockholders agreement terminated automatically, including the rights of first refusal, drag-along rights, co-sale rights, rights of first offer, and the Genstar Funds’ right to designate directors. In addition, shares held by members of the Company’s management no longer are subject to a repurchase right upon termination. Members of management remained subject to the non-competition and non-solicitation provisions following the offering.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Convertible Preferred Stock

As of December 31, 2005, the Company had 40,000,000 authorized and 35,500,000 outstanding shares of Series A Convertible Preferred Stock (“Preferred Shares”). Upon completion of the public offering in December 2006, all of the outstanding shares of preferred stock converted at a ratio of 2 preferred shares to 1 common share (17,750,000 shares). In connection with the public offering, this class of stock was terminated upon conversion.

A Preferred stockholder was also the holder of the Company’s Subordinated Notes discussed in Note 10. Prior to the initial public offering, the Preferred Stock holders were entitled to the following rights:

Dividends

The holders of the outstanding Preferred Stock were entitled to receive, when and if declared by the Board, non-cumulative cash dividends at an annual rate of $0.08 per share of the Preferred Stock. As of December 31, 2005, no dividends had been declared.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, as defined, the holder of each share of Preferred Stock was entitled to receive, prior to any distribution to common shareholders, the greater of an amount equal to (i) $1.00 per share, plus all unpaid declared dividends, or (ii) the amount per share they would have received if the Preferred shares had been converted to common stock prior to a liquidity event.

Redemption

The Preferred Stock was not redeemable at the option of the Company or the holders.

Conversion

The shares of Preferred Stock could, at the election of the holders, at any time, be converted in whole or in part into common shares at a ratio of one-to-one subject to adjustments for stock splits, mergers, consolidations, recapitalizations and or reorganizations.

Each share of Preferred Stock was automatically converted at the then effective conversion rate immediately upon the consummation of the public offering.

Voting

The holders of Preferred Stock had the same voting rights as the Common stockholders. The two classes of stock vote together and not as separate classes. Each shareholder of Preferred Stock was entitled to one vote per each share of Common Stock into which the Preferred Stock could then be converted.

Protective Provision

Holders of the Company’s Preferred Stock were entitled to anti-dilutive protections and protective class voting rights; including the right to veto sales or mergers of the Company, to prevent amendments to the Company’s certificate of incorporation and to prohibit future sales of Common and Preferred stock.

Preferred Stock

On December 20, 2006, the Company amended and restated its certificate of incorporation authorizing 10,000,000 shares of undesignated Preferred Stock (“Preferred Stock”). The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations and restrictions as determined by the Company’s Board of Directors. There was no Preferred Stock issued or outstanding at December 31, 2006.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Restricted Common Stock

The Company’s Board of Directors established the 2004 Equity Incentive Plan (the Plan) that provides for various forms of stock based compensation to certain directors, officers and senior-level employees of the Company. Simultaneous with the establishment of this plan, the Board of Directors authorized and issued 1.7 million shares of restricted common stock to certain independent directors and employees of the Company. The restricted shares issued pursuant to the plan generally vest ratably over each of the five years from the date of grant, provided that the vesting of the restricted shares may accelerate upon the occurrence of certain liquidity events if approved by the Board of Directors in connection with the transactions. Common stock awarded under the 2004 Equity Incentive Plan is generally subject to restrictions on transfer, repurchase rights, and other limitations and rights as set forth in the Stockholders Agreement and Registration Agreement.

The Plan permits the Company to grant restricted stock to key employees and other persons who make significant contributions to the success of the Company. The restrictions and vesting schedule for restricted stock granted under the Plan are determined by the Compensation Committee of the Board of Directors. Compensation expense recorded during the year ended December 31, 2006 and 2005 was $1.9 million ($1.3 million, net of tax) and $0.1 million, respectively. Compensation expense is recognized on a straight-line basis over the vesting period.

The following table sets forth the activity of the Company’s restricted stock grants to date:

		Weighted-Average
		Grant Date Fair
	Shares	Value

Restricted shares unvested January 1, 2005	439,057	$0.20
Restricted shares granted	1,394,165	$0.20
Restricted shares forfeited	(175,722)	$0.20
Shares for which restrictions lapsed	(52,667)	$0.20

Restricted shares unvested December 31, 2005	1,604,833	$0.20

Restricted shares granted	346,756	$14.38
Shares for which restrictions lapsed	(331,500)	$0.20

Restricted shares unvested December 31, 2006	1,620,089	$3.24

Total remaining unrecognized compensation cost is approximately $2.0 million as of December 31, 2006 and will be recognized over a weighted average remaining period of three years. The fair market value of the shares in which the restrictions have lapsed during 2006 was $0.6 million.

Prior to the initial public offering, the fair value of the Company’s common stock is determined by the Company’s Board of Directors (the Board) at the time of the restricted common stock grants. Prior to the initial public offering, in the absence of a public trading market for the Company’s common stock, the Company’s Board considers objective and subjective factors in determining the fair value of the Company’s common stock and related options. Consistent with the guidance provided by the AICPA’s Technical Practice Aid on The Valuation of Privately-held- Company Equity Securities Issued as Compensation (the TPA), such considerations included, but were not limited to, the following factors:

•	Historical and expected future earnings performance

•	The liquidation preferences and dividend rights of the preferred stock

•	Milestones achieved by the company

•	Marketplace and major competition

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

•	Market barriers to entry

•	The Company’s workforce and related skills

•	Customer and vendor characteristics

•	Strategic relationships with suppliers

•	Risk factors and uncertainties facing the Company

Subsequent to the initial public offering restricted shares granted will be valued based on the fair market value of the stock on the date of grant.

Common stock split

In December 2006, the Board of Directors of the Company approved a two-for-one reverse stock split of the Company’s common stock. All financial information presented reflects the impact of the reverse split.

12.	Related-Party Transactions

Bear Linear Acquisition

One of the three members of Bear Linear, Robert F. Bauchiero, is the son of one of our directors, Frank E. Bauchiero. The Board of Directors of the Company unanimously approved the acquisition of Bear Linear which was conducted by arms length negotiations between the parties.

Kilian Acquisition

As discussed in Note 3, the Company acquired Kilian in exchange for the assumption of $12.2 million of Kilian’s debt and the issuance of $8.8 million of common stock issued to Holdings. Holdings had previously acquired Kilian through the exchange of preferred and common stock in Holdings that was issued to certain preferred and common shareholders of Kilian, the majority of whom were represented by Genstar Capital Partners III, L.P., one of the primary shareholders in Holdings.

Management Agreement

On November 30, 2004, the Company entered into an advisory services agreement with Genstar Capital, L.P. (“Genstar”), whereby Genstar agreed to provide certain management, business strategy, consulting, financial advisory and acquisition related services to the Company. Pursuant to the agreement, the Company was required to pay to Genstar an annual consulting fee of $1.0 million (payable quarterly, in arrears at the end of each calendar quarter), reimbursement of out-of-pocket expenses incurred in connection with the advisory services and an advisory fee of 2.0% of the aggregate consideration relating to any acquisition or dispositions completed by the Company. The Company recorded $1.0 million, $1.0 million and $0.1 million in management fees, included in selling, general and administrative expenses for the years ended December 31, 2006, December 31, 2005 and for the period from inception through December 31, 2004, respectively. Genstar also received a one-time transaction fee of $4.0 million, and $0.4 million in reimbursement of transaction related expenses, for advisory services it provided in connection with the acquisitions and related financings for the PTH acquisition, and $1.0 million for the Hay Hall acquisition and such amounts are reflected in selling, general and administrative expenses for the period from inception (December 1) through December 31, 2004 and year ended December 31, 2006, respectively. At December 31, 2005, the Company had $0.3 million recorded in accruals and other liabilities as a payable to Genstar in connection with the annual consulting fee. In December 2006, the Genstar management agreement was terminated and $3.0 million was paid to Genstar as a termination fee. There are no amounts in accruals or other liabilities payable to Genstar as of December 31, 2006.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Transition Services Agreement

In connection with the acquisition of the Predecessor operations from Colfax, the Company entered into a transition services agreement with Colfax whereby Colfax agreed to provide the Company with transitional support services. The transition services include the continued access to Colfax’ employee benefit plans through February 2005, the provision of certain accounting, treasury, tax and payroll services through various periods all of which ended by May 2005 and the transition of management oversight of various on-going business initiatives through May 2005. The cost of these services was less than $0.1 million.

Predecessor Related Party Transactions

Danaher Corporation (Danaher) was related to the Predecessor through common ownership. Revenue from sales of products to Danaher was approximately $0.3 for the eleven months ended November 30, 2004. Purchases of products from Danaher amounted to $5.8 million in the eleven months ending November 30, 2004.

Certain corporate and administrative services were performed for the Predecessor by Colfax personnel. Such services consist primarily of executive management, accounting, legal, tax, treasury and finance. Services performed for the Predecessor by Colfax were allocated to the Predecessor to the extent that they were identifiable, clearly applicable to the Predecessor and factually supported as attributable to the Predecessor. Management believes that this method of allocation is reasonable and it is consistent throughout all periods presented. No significant amounts are included in the Company’s financial statements for such services although certain professional fees including auditing fees have been allocated to the Predecessor results in the Statement of Operations and Comprehensive Income (Loss). Management estimates that these expenses would increase by approximately $1.0 million if the Predecessor was a stand alone entity. In addition, the Predecessor participated in group purchasing arranged by Colfax for costs such as insurance, health care and raw materials. These direct expenses were charged to the Predecessor entities as incurred.

The Predecessor utilized a materials sourcing operation located in China that was operated by Colfax for the benefit of all affiliated entities. Management estimates that expenses would increase approximately $0.6 million if the Predecessor had to operate this sourcing function on a stand alone basis.

The Predecessor also participated in the Colfax treasury function whereby funds were loaned to and borrowed from affiliates in the normal course of business. The net amount due to Colfax and its subsidiaries, which are not a component of the Predecessor, are reported as affiliate debt in the Balance Sheet.

Subordinated Notes

As discussed in Note 10, a Preferred Stock holder was the holder of the Subordinated Notes payable. In 2005, the Company recorded $2.4 million of related interest expense and disbursed $2 million in cash payments to the holder. In 2006, the Company recorded $2.0 million of related interest expense and disbursed $15.7 million cash payments to the holder. During December 2006, the Company paid in full all amounts outstanding.

13.	Concentrations of Credit, Business Risks and Workforce

Financial instruments, which are potentially subject to concentrations of credit risk, consist primarily of trade accounts receivable. The Company manages this risk by conducting credit evaluations of customers prior to delivery or commencement of services. When the Company enters into a sales contract, collateral is normally not required from the customer. Payments are typically due within thirty days of billing. An allowance for potential credit losses is maintained, and losses have historically been within management’s expectations.

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Credit related losses may occur in the event of non-performance by counterparties to financial instruments. Counterparties typically represent international or well established financial institutions.

No customer represented greater than 10% of total sales for the year ended December 31, 2006, December 31, 2005 or the period December 1, 2004 through December 31, 2004. One customer represented 10.3% of total sales in the period January 1, 2004 through November 30, 2004.

The Company and its Predecessor operate in a single business segment for the development, manufacturing and sales of mechanical power transmission products. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. Net sales to third parties and property, plant and equipment by geographic region are as follows:

	Net Sales				Property, Plant and Equipment
				Predecessor
				(Note 1)
			December 1,	11 Months
	Year-Ended	Year-Ended	2004 through	Ended
	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,
	2006	2005	2004	2004	2006	2005
North America (primarily U.S.)	$332,647	$288,883	$23,071	$207,731	$50,673	$47,587
Europe	113,799	59,176	4,632	54,141	29,865	16,968
Asia and other	15,839	15,406	922	13,165	1,849	1,838

Total	$462,285	$363,465	$28,625	$275,037	$82,387	$66,393

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for property, plant and equipment are based on the location of the entity, which holds such assets.

The net assets of our foreign subsidiaries at December 31, 2006 and 2005 were $46.8 million and $49.2 million, respectively.

The Company has not provided specific product line sales as our general purpose financial statements do not allow us to readily determine groups of similar product sales.

Approximately 26.9% of the Company’s labor force (22.7% and 53.3% in the United States and Europe, respectively) is represented by collective bargaining agreements. Approximately 8% of our employees are covered by collective bargaining agreements due to expire during 2007.

14.	Predecessor Restructuring, Asset Impairment and Transition Expenses

Beginning in the fourth quarter of 2002, the Predecessor adopted certain restructuring programs intended to improve operational efficiency by reducing headcount, consolidating its operating facilities and relocating manufacturing and sourcing to low-cost countries. The Predecessor did not exit any of its operating activities and these programs did not reduce sales. The amounts recorded as restructuring charges, asset impairment and transition expenses in the Consolidated Statement of Comprehensive Income (Loss) for the

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

period January 1, 2004 through November 30, 2004 amounted to approximately $0.9 and were comprised of the following major categories:

11 Months Ended
November 30,
2004

Accrued restructuring charge	$—
Impairment or loss on sale of fixed assets	306
Period cost transition expenses	641

$947

Certain period costs such as relocation, training, recruiting, duplicative associates and moving costs resulting from restructuring programs amounted to $0.6 million for the period January 1, 2004 through November 30, 2004 were included as a component of transition expense. A summary of Predecessor cost reduction programs follows.

United States Programs

The speed reducer product line consolidation resulted in the closure of the Florence, KY distribution center, the Louisburg, NC manufacturing facility and the Charlotte, NC manufacturing facility. The three closed locations were moved into a new leased facility in Charlotte, NC. In addition the Norwalk, CA distribution center was downsized and moved into a smaller facility and the engineering and purchasing functions were moved from Quincy, MA to the new Charlotte, NC production facility. This program, other than the payment of accrued severance amounts, was substantially completed in the third quarter of 2003.

The electronic clutch brake product line consolidation resulted in the closure of the Roscoe, IL manufacturing facility. The high volume turf and garden product line was moved to the Columbia City, IN coil production facility, while the industrial and vehicular product lines were moved into the South Beloit, IL manufacturing facility.

This program, other than the payment of accrued severance amounts and certain remaining transition expenses, was substantially completed in the fourth quarter of 2003.

The sprag clutch product line consolidation resulted in the closure of the LaGrange, IL manufacturing facility. Production was relocated to the Formsprag production facility in Warren, MI. This program, other than the payment of accrued severance amounts, was substantially completed in the fourth quarter of 2002.

The heavy duty clutch product relocation resulted in the closure of the Waukesha, WI production facility, which was consolidated into the Wichita Falls, TX heavy duty clutch production facility. Engineering support remained in Waukesha in a separate smaller leased facility. This program, other than the payment of accrued severance amounts, was substantially completed in the third quarter of 2003.

Administrative process streamlining primarily involved the consolidation of the speed reducer and electronic clutch brake product lines customer service function in South Beloit, IL. This program, other than the payment of accrued severance amounts, was substantially completed in the third quarter of 2003.

European and Asian Programs

The European and Asian electronic clutch brake consolidation resulted in the closure of the Bishop Auckland, United Kingdom manufacturing facility with production being relocated to Angers, France and Shenzhen, China. In addition, customer service and engineering functions were centralized in Angers, France. The two French facilities in Angers and Lemans were also rationalized. The Lemans facility was downsized to focus exclusively on machining operations. All other manufacturing and administrative functions were

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

centralized in Angers. This program, other than the payment of accrued severance amounts, was substantially completed in the fourth quarter of 2003.

Predecessor asset impairment and losses on sales of assets by program for the period January 1, 2004 through November 30, 2004, were as follows:

11 Months Ended
November 30,
2004

United States programs:
Speed reducer product line consolidation	$—
Electronic clutch brake consolidation	306

Total United States programs	306
Total non-cash asset impairment and loss on sale of assets	$306

Predecessor total transition expenses by program for the period January 1, 2004 through November 30, 2004 were as follows:

11 Months Ended
November 30,
2004

United States programs:
Speed reducer product line consolidation	$—
Electronic clutch brake consolidation	641
Sprag clutch consolidation	—
Heavy duty clutch consolidation	—
Administrative streamlining	—

Total United States programs	641
Europe and Asia electronic clutch brake consolidation	—

Total transition expense	$641

Predecessor transition expense by major expense component for the period January 1, 2004 through November 30, 2004 were as follows:

11 Months Ended
November 30,
2004

Training	$—
Relocation	—
Moving costs	—
Severance	—
Duplicate employees	—
ERP system integration	—
Other	641

Total transition expense	$641

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Cash paid by the Predecessor to support its restructuring programs for the period January 1, 2004 through November 30, 2004 was as follows:

11 Months Ended
November 30,
2004

United States programs:
Speed reducer product line consolidation	$331
Electronic clutch brake consolidation	711
Sprag clutch consolidation	89
Heavy duty clutch consolidation	158
Administrative streamlining	8

Total United States programs	1,297
Europe and Asia electronic clutch brake consolidation	288

Cash charged against the restructuring reserve	1,585
Transition expense	641

Total cash utilized	$2,226

The Predecessor’s accrued restructuring expenses were essentially fully-paid by the Predecessor at November 30, 2004, as follows:

11 Months Ended
November 30,
2004

Balance at beginning of period	$1,606
Cash payments	(1,585)

Balance at end of period	$21

15.	Commitments and Contingencies

Minimum Lease Obligations

The Company leases certain offices, warehouses, manufacturing facilities, automobiles and equipment with various terms that range from a month to month basis to ten year terms and which, generally, include renewal provisions. Future minimum rent obligations under non-cancelable operating and capital leases are as follows:

Year Ending December 31:	Operating Leases	Capital Leases

2007	$4,149	$573
2008	2,938	433
2009	1,943	393
2010	875	146
2011	555	64
Thereafter	1,464	—

Total lease obligations	$11,924	1,609

Less amounts representing interest		(61)

Present value of minimum capital lease obligations		$1,548

Altra Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Net rent expense under operating leases for the years ended December 31, 2006, December 31, 2005 and the periods from Inception to December 31, 2004, and January 1, 2004 to November 30, 2004 was approximately $6.6 million, $4.3 million, $0.5 million and $5.4 million, respectively.

General Litigation

The Company is involved in various pending legal proceedings arising out of the ordinary course of business. None of these legal proceedings is expected to have a material adverse effect on the financial condition of the Company. With respect to these proceedings, management believes that it will prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the financial condition of the Company. Colfax has agreed to indemnify the Company for certain pre-existing matters up to agreed upon limits.

16.	Unaudited Quarterly Results of Operations:

Year ending December 31, 2006

	Fourth	Third	Second	First

Net Sales	$114,774	$112,953	$119,774	$114,784
Gross Profit	30,897	30,425	32,273	31,854
Net income (loss)	(1,752)	3,793	3,696	3,204
Basic earnings (loss) per share	$(0.46)	$11.42	$11.13	$9.65
Diluted earnings (loss) per share	$(0.46)	$0.20	$0.19	$0.17

Year ending December 31, 2005

	Fourth	Third	Second	First

Net Sales	$89,974	$85,155	$93,034	$95,302
Gross Profit	24,928	21,371	23,314	21,900
Net income (loss)	1,295	204	1,084	(79)
Basic earnings (loss) per share	$37.00	$—	$—	N/A
Diluted earnings (loss) per share	$0.07	$.01	$0.06	N/A

17.	Subsequent Event

On February 17, 2007, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with TB Woods’s Corporation. Under the Merger Agreement Altra Industrial is to acquire all of the outstanding shares of common stock, par value $0.01 per share, of TB Wood’s at a price of $24.80 per share. The transaction is expected to close in April 2007.

ALTRA HOLDINGS, INC.

Condensed Consolidated Balance Sheets
Dollars in thousands
(except share amounts)

	March 31,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$11,588	$42,527
Trade receivables, less allowance for doubtful accounts of $1,659 and $2,017	74,246	61,506
Inventories, less allowance for obsolete materials of $10,097 and $10,163	76,911	75,769
Deferred income taxes	6,915	6,783
Prepaid expenses and other	5,930	7,532

Total current assets	175,590	194,117
Property, plant and equipment, net	81,387	82,387
Intangible assets, net	58,810	59,662
Goodwill	66,539	65,397
Deferred income taxes	2,138	2,135
Other assets	4,556	5,670

Total assets	$389,020	$409,368

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$36,312	$34,053
Accrued payroll	11,229	17,696
Accruals and other liabilities	16,572	12,869
Taxes payable	2,664	5,353
Deferred income taxes	1,382	1,382
Current portion of long-term debt	834	573

Total current liabilities	68,993	71,926
Long-term debt, less current portion and net of unaccreted discount	207,413	228,555
Deferred income taxes	7,191	7,130
Pension liabilities	14,505	15,169
Other post retirement benefits	3,055	3,262
Other long term liabilities	4,236	3,910
Commitments and Contingencies (See Note 14)	—	—
Stockholders’ equity:
Common stock ($0.001 par value, 90,000,000 shares authorized, 21,897,710 and 21,467,502 issued and outstanding at March 31, 2007 and December 31, 2006, respectively)	22	21
Additional paid-in capital	77,091	76,907
Retained earnings	9,139	5,552
Accumulated other comprehensive loss	(2,625)	(3,064)

Total stockholders’ equity	83,627	79,416

Total liabilities and stockholders’ equity	$389,020	$409,368

See accompanying notes.

ALTRA HOLDINGS, INC.

Condensed Consolidated Statements of Income and Comprehensive Income
Amounts in thousands, except per share data
(Unaudited)

	Quarter Ended
	March 31,
	2007	2006

Net sales	$132,706	$114,784
Cost of sales	94,658	82,930

Gross profit	38,048	31,854
Selling, general and administrative expenses	20,827	18,727
Research and development expenses	1,294	1,204
Restructuring charges	793	—

Income from operations	15,134	11,923
Interest expense, net	9,148	6,441
Other non-operating income, net	(47)	(159)

Income before income taxes	6,033	5,641
Provision for income taxes	2,265	2,437

Net income	$3,768	$3,204

Consolidated Statement of Comprehensive Income
Foreign currency translation adjustment	439	472

Other comprehensive income	439	472

Comprehensive income	$4,207	$3,676

Net Income per share:
Basic	$0.17	$9.65
Diluted	$0.16	$0.17
Weighted average common shares outstanding:
Basic	21,880	332
Diluted	22,878	19,362

See accompanying notes.

ALTRA HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows
Dollars in thousands
(Unaudited)

	Quarter Ended March 31,
	2007	2006

Cash flows from operating activities:
Net income	$3,768	$3,204
Adjustments to reconcile net income to cash (used in ) provided by operating activities:
Depreciation	3,474	2,200
Amortization of intangible assets	991	745
Amortization and write-offs of deferred loan costs	1,076	369
Loss on foreign currency, net	38	—
Accretion of debt discount	236	237
Amortization of inventory fair value adjustment	—	984
Loss (gain) on sale of fixed assets	112	(6)
Stock based compensation	257	65
Provision for deferred taxes	—	1,094
Changes in operating assets and liabilities:
Trade receivables	(12,282)	(9,040)
Inventories	(1,024)	(2,309)
Accounts payable and accrued liabilities	(4,299)	2,446
Other current assets and liabilities	1,619	1,030
Other operating assets and liabilities	10	(832)

Net cash (used in) provided by operating activities	(6,024)	187
Cash flows from investing activities:
Purchases of fixed assets	(1,034)	(1,245)
Acquisitions, net of $441 of cash acquired	—	(50,540)

Net cash used in investing activities	(1,034)	(51,785)
Cash flows from financing activities:
Proceeds from issuance of senior notes	—	57,625
Payment of debt issuance costs	—	(1,833)
Borrowings under revolving credit agreement	520	5,057
Payments on revolving credit agreement	(520)	(5,057)
Payment on subordinated notes	—	(8,950)
Payments on senior notes	(22,673)	—
Initial public offering transaction costs	(1,071)	—
Payments of capital leases	(250)	(57)

Net cash (used in) provided by financing activities	(23,994)	46,785

Effect of exchange rates on cash	113	75

Decrease in cash and cash equivalents	(30,939)	(4,738)
Cash and cash equivalents, beginning of period	42,527	10,060

Cash and cash equivalents, end of period	$11,588	$5,322

Cash paid during the period for:
Interest	$7,844	$1,127
Income Taxes	$6,406	$184

Non-Cash Financing:
Acquisition of capital equipment under capital lease	$1,655	$—

See accompanying notes

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements
Dollars in thousands, unless otherwise noted

1.	Organization and Nature of Operations

Headquartered in Quincy, Massachusetts, Altra Holdings, Inc. (“the Company”), through its wholly-owned subsidiary Altra Industrial Motion, Inc. (“Altra Industrial”), produces, designs and distributes a wide range of mechanical power transmission products, including industrial clutches and brakes, enclosed gear drives, open gearing and couplings. The Company consists of several power transmission component manufacturers including Warner Electric, Boston Gear, Formsprag Clutch, Stieber Clutch, Ameridrives Couplings, Wichita Clutch, Nuttall Gear, Kilian Manufacturing, Inertia Dynamics, Twiflex Limited, Industrial Clutch, Huco Dynatork, Matrix International, Warner Linear and Delroyd Worm Gear. The Company designs and manufactures products that serve a variety of applications in the food and beverage, material handling, printing, paper and packaging, specialty machinery, and turf and garden industries. Primary geographic markets are in North America, Western Europe and Asia.

2.	Basis of Presentation

The Company was formed on November 30, 2004 following acquisitions of certain subsidiaries of Colfax Corporation (“Colfax”) and The Kilian Company (“Kilian”). During 2006, the Company acquired Hay Hall Holdings Limited (“Hay Hall”).

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, which include normal recurring adjustments, necessary to present fairly the unaudited condensed consolidated financial statements as of March 31, 2007 and for the quarters ended March 31, 2007 and 2006.

The Company follows a four, four, five week calendar per quarter with all quarters consisting of thirteen weeks of operations with the fiscal year-end always on December 31.

The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year-ended December 31, 2006, contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Certain prior period amounts have been reclassified in the condensed consolidated financial statements to conform to the current period presentation.

3.	Net Income per Share

Basic earnings per share is based on the weighted average number of share of common stock outstanding, and diluted earnings per share is based on the weighted average number of shares of common stock outstanding and all dilutive potential common stock equivalents outstanding. Common stock equivalents are included in the per share calculations when the effect of their inclusion would be dilutive.

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

The following is a reconciliation of basic to diluted net income per share:

	Quarter Ended	Quarter Ended
	March 31,	March 31,
	2007	2006

Net Income	$3,768	$3,204

Shares used in net income per common share — basic	21,880	332
Effect of dilutive securities:
Incremental shares of unvested restricted common stock	998	1,280
Preferred Stock	—	17,750

Shares used in net income per common share — diluted	22,878	19,362

Net income per common share — basic	$0.17	$9.65

Net income per common share — diluted	$0.16	$0.17

4.	Inventories

Inventories at March 31, 2007 and December 31, 2006 consisted of the following:

	March 31,	December 31,
	2007	2006

Raw materials	$30,474	$29,962
Work in process	18,963	19,112
Finished goods	37,571	36,858

	87,008	85,932
Less — Allowance for excess, slow-moving and obsolete inventory	(10,097)	(10,163)

	76,911	$75,769

5.	Goodwill and Intangible Assets

A rollforward of goodwill from December 31, 2006 through March 31, 2007 was as follows::

Goodwill	Cost

Balance December 31, 2006	$65,397
Impact of additional tax contingencies	956
Impact of changes in foreign currency	186

Balance March 31, 2007	$66,539

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

Other intangibles as of March 31, 2007 and December 31, 2006 consisted of the following:

	March 31, 2007		December 31, 2006
		Accumulated		Accumulated
Other Intangibles	Cost	Amortization	Cost	Amortization

Intangible assets not subject to amortization:
Tradenames and trademarks	$23,010	$—	$23,010	$—
Intangible assets subject to amortization:
Customer relationships	37,114	6,472	37,114	5,679
Product technology and patents	5,232	1,514	5,232	1,316
Impact of changes in foreign currency	1,440	—	1,301	—

Total intangible assets	$66,796	$7,986	$66,657	$6,995

The Company recorded $1.0 million and $0.7 million of amortization expense for the quarters ended March 31, 2007 and 2006, respectively.

The estimated amortization expense for intangible assets is approximately $3.9 million in each of the next five years and then $14.9 million thereafter.

6.	Warranty Costs

Changes in the carrying amount of accrued product warranty costs for the quarters ended March 31, 2007 and 2006 are as follows:

	March 31, 2007	March 31, 2006

Balance at beginning of period	$2,083	$1,876
Accrued warranty costs	326	449
Payments and adjustments	(208)	(458)

Balance at end of period	$2,201	$1,867

7.	Income Taxes

The effective income tax rates recorded for the quarters ended March 31, 2007 and 2006 were recorded based upon management’s best estimate of the income effective tax rates for the entire respective years. The change in the income effective tax rate from 40.9% for the quarter ended March 31, 2006 to 37.4% for the same period in 2007 is the result of a greater proportion of taxable income in jurisdictions possessing lower statutory tax rates. The 2007 tax rate differs from the statutory rate due to the impact of non-U.S. tax rates and permanent differences.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB No. 109” (“FIN 48”) at the beginning of fiscal 2007, which resulted in a decrease of approximately $0.2 million to the December 31, 2006 retained earnings balance. FIN 48 provides a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

As of the date of adoption, the Company’s unrecognized tax benefits totaled approximately $2.3 million, of which $1.2 million, if recognized, would favorably affect its effective tax rate in future periods. The Company recorded an increase of its unrecognized tax benefits by $0.2 million in the quarter ended March 31, 2007 as a result of tax positions taken in prior periods, all of which, if recognized, would favorably affect its effective tax rate in future periods. Included in the balance of unrecognized tax benefits are amounts related to

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

proposed tax filing positions currently under review by foreign taxing authorities. The Company expects this review to be completed within the next twelve months however it is unable to estimate the impact on its unrecognized tax benefits as of March 31, 2007.

The Company and its subsidiaries file consolidated and separate income tax returns in the U.S. federal jurisdiction as well as in various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities in all of these jurisdictions. With the exception of certain foreign jurisdictions, the Company is no longer subject to income tax examinations for years before 2003 in these major jurisdictions. Additionally, the Company has indemnification agreements with the sellers of the Colfax and Hay Hall entities which provide for reimbursement to the Company for payments made in satisfaction of tax liabilities relating to pre-acquisition periods.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense in the condensed consolidated statements of operations. At the date of adoption, the Company had $0.3 million of accrued interest and penalties.

8.	Pension and Other Employee Benefits

Defined Benefit (Pension) and Postretirement Benefit Plans

The Company sponsors various defined benefit (pension) and postretirement (medical and life insurance coverage) plans for certain, primarily unionized, active employees (those in the employment of the Company at or hired since November 30, 2004). Additionally, the Company assumed all post-employment and post-retirement welfare benefit obligations with respect to active U.S. employees.

The following table represents the components of the net periodic benefit cost associated with the respective plans for the quarters ended March 31, 2007, and March 31, 2006:

	Pension Benefits		Other Benefits
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006

Service cost	$65	$151	$18	$84
Interest cost	336	334	49	150
Expected return on plan assets	(268)	(207)	—	—
Amortization of prior service cost	2	2	(243)	(101)
Amortization of net (gain) loss	—	—	(53)	17

Net periodic benefit cost (income)	$135	$280	$(229)	$150

9.	Long-Term Debt

Revolving Credit Agreement

The Company maintains a $30 million revolving borrowings facility with a commercial bank (the Revolving Credit Agreement). The Revolving Credit Agreement is subject to certain limitations resulting from the requirement of the Company to maintain certain levels of collateralized assets, as defined in the Revolving Credit Agreement. The Company may use up to $10 million of its availability under the Revolving Credit Agreement for standby letters of credit issued on its behalf, the issuance of which will reduce the amount of borrowings that would otherwise be available to the Company. The Company may re-borrow any amounts paid to reduce the amount of outstanding borrowings; however, all borrowings under the Revolving Credit Agreement must be repaid in full as of November 30, 2009.

Substantially all of the Company’s assets have been pledged as collateral against outstanding borrowings under the Revolving Credit Agreement. The Revolving Credit Agreement requires the Company to maintain a minimum fixed charge coverage ratio (when availability under the line falls below $12.5 million)

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

and imposes customary affirmative covenants and restrictions on the Company. The Company was in compliance with all requirements of the Revolving Credit Agreement at March 31, 2007.

There were no borrowings under the Revolving Credit Agreement at March 31, 2007 and December 31, 2006, however, as of both dates, the lender had issued $2.9 million of outstanding letters of credit on behalf of the Company.

In April 2007, the Company amended the Revolving Credit Agreement. See footnote 16 to the condensed consolidated financial statements for the updated terms of the agreement.

Overdraft Agreements

Certain of our foreign subsidiaries maintain overdraft agreements with financial institutions. There were no borrowings as of March 31, 2007 or December 31, 2006 under any of the overdraft agreements.

9% Senior Secured Notes

On November 30, 2004, Altra Industrial Motion, Inc., (“Altra Industrial”), a wholly owned subsidiary of the Company, issued 9% Senior Secured Notes (“Senior Secured Notes”), with a face value of $165 million. Interest on the Senior Secured Notes is payable semiannually, in arrears, on June 1 and December 1 of each year, beginning June 1, 2005, at an annual rate of 9%. The effective interest rate on the Senior Secured Notes is approximately 10.0%, after consideration of the amortization of $6.6 million related to initial offer discounts (included in long-term debt) and $2.8 million of deferred financing costs (included in other assets). The Senior Secured Notes mature on December 1, 2011 unless previously redeemed by Altra Industrial.

The Senior Secured Notes are guaranteed by the Altra Industrial’s U.S. domestic subsidiaries and are secured by a second priority lien, subject to first priority liens securing the Revolving Credit Agreement, on substantially all of the Altra Industrial’s assets. The Senior Secured Notes contain numerous terms, covenants and conditions, which impose substantial limitations on Altra Industrial. Altra Industrial was in compliance with all covenants of the indenture governing the Senior Secured Notes at March 31, 2007.

In April 2007, the Company issued an additional $105 million of Senior Secured Notes. Please refer to footnote 16 of the condensed consolidated financial statements for terms and conditions of the additional debt.

11.25% Senior Notes

On February 8, 2006, Altra Industrial issued 11.25% Senior Notes (“Senior Notes”), with a face value of £33 million. Interest on the Senior Notes is payable semiannually, in arrears, on August 15 and February 15 of each year, beginning August 15, 2006, at an annual rate of 11.25%. The effective interest rate on the Senior Notes is approximately 11.7%, after consideration of the $2.5 million of deferred financing costs (included in other assets). The Senior Secured Notes mature on February 13, 2013.

The Senior Notes are guaranteed on a senior unsecured basis by Altra Industrial’s U.S. domestic subsidiaries. The Senior Notes contain numerous terms, covenants and conditions, which impose substantial limitations on Altra Industrial. Altra Industrial was in compliance with all covenants of the indenture governing the Senior Notes at March 31, 2007.

On February 27, 2007, using proceeds from the Company’s initial public offering, Altra Industrial redeemed £11.6 million aggregate principal amount of the outstanding Senior Notes, at a redemption price of 111.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest. In connection with the redemption Altra Industrial expensed $0.8 million of deferred financing costs and incurred $2.6 million of a pre-payment premium. The remaining principal amount of the Senior Notes matures on February 13, 2013,

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

unless previously redeemed by Altra Industrial prior to such maturity date. As of March 31, 2007, the remaining principal balance outstanding was £21.4 million, or $42.1 million.

Mortgage

In June 2006, the Company entered into a mortgage on its building in Heidelberg, Germany with a local bank. As of March 31, 2007 and December 31, 2006, the mortgage has a principal of €1.9 million, or $2.6 million and €2.0 million, $2.6 million, respectively and an interest rate of 5.75% and is payable in monthly installments over 15 years.

Capital Leases

The Company leases certain equipment under capital lease arrangements, whose obligations are included in both short-term and long-term debt. Capital lease obligations amounted to approximately $3.0 million and $1.5 million at March 31, 2007 and December 31, 2006, respectively. Assets under capital leases are included in property, plant and equipment with the related amortization recorded as depreciation expense.

10.	Stockholders’ Equity

As of March 31, 2007, the Company had 10,000,000 shares of undesignated Preferred Stock (“Preferred Stock”). The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations and restrictions as determined by the Company’s Board of Directors. There was no Preferred Stock issued or outstanding at March 31, 2007.

Stock-Based Compensation

The Company’s Board of Directors established the 2004 Equity Incentive Plan (the Plan) that provides for various forms of stock based compensation to independent directors, officers and senior-level employees of the Company The restricted shares of common stock issued pursuant to the plan generally vest ratably over each of the five years from the date of grant, provided, that the vesting of the restricted shares may accelerate upon the occurrence of certain liquidity events, if approved by the Board of Directors in connection with the transactions. Common stock awarded under the 2004 Equity Incentive Plan is generally subject to restrictions on transfer, repurchase rights, and other limitations and rights as set forth in the Stockholders Agreement and Registration Agreement.

The Plan permits the Company to grant restricted stock to key employees and other persons who make significant contributions to the success of the Company. The restrictions and vesting schedule for restricted stock granted under the Plan are determined by the Compensation Committee of the Board of Directors. Compensation expense recorded during the quarters ended March 31, 2007 and March 31, 2006 was $0.3 million ($0.2 million net of tax) and $0.1 million, respectively. Compensation expense is recognized on a straight-line basis over the vesting period.

The following table sets forth the activity of the Company’s unvested restricted stock grants to date:

		Weighted-Average
		Grant Date Fair
	Shares	Value

Restricted shares unvested December 31, 2006	1,620,089	$3.24
Shares for which restrictions lapsed	(430,208)	$4.75

Restricted shares unvested March 31, 2007	1,189,881	$2.69

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

Total remaining unrecognized compensation cost is approximately $2.9 million as of March 31, 2007 and will be recognized over a weighted average remaining period of three years. The fair market value of the shares in which the restrictions have lapsed was $6.1 million in the first quarter of 2007.

Subsequent to the initial public offering restricted shares granted will be valued based on the fair market value of the stock on the date of grant.

11.	Related-Party Transactions

Joy Global Sales

One of our directors, James Woodward is Executive Vice President and Chief Financial Officer of Joy Global, Inc. The Company sold approximately $1.5 million and $0.9 million in goods to divisions of Joy Global, Inc. during the first quarter of 2007 and 2006, respectively. Other than his position as Executive Vice President and Chief Financial Officer of Joy Global, Inc., Mr. Woodward has no interest in sales transactions between the Company and Joy Global, Inc.

Management Agreement

The Company entered into an advisory services agreement with Genstar Capital, L.P. (“Genstar”), whereby Genstar agreed to provide certain management, business strategy, consulting, financial advisory and acquisition related services to the Company. Pursuant to the agreement, the Company was required to pay to Genstar an annual consulting fee of $1.0 million (payable quarterly, in arrears at the end of each calendar quarter), reimbursement of out-of-pocket expenses incurred in connection with the advisory services and an advisory fee of 2.0% of the aggregate consideration relating to any acquisition or dispositions completed by the Company. The Company recorded $0.3 million in management fees, included in selling, general and administrative expenses for the quarter ended March 31, 2006. Genstar also received a one-time transaction fee of $1.0 million for the Hay Hall acquisition and is reflected in selling, general and administrative expenses for the quarter ended March 31, 2006. In December 2006, the Genstar management agreement was terminated. There are no amounts in accruals or other liabilities payable to Genstar as of March 31, 2007.

12.	Concentrations of Credit, Business Risks and Workforce

Financial instruments, which are potentially subject to concentrations of credit risk, consist primarily of trade accounts receivable. The Company manages this risk by conducting credit evaluations of customers prior to delivery or commencement of services. When the Company enters into a sales contract, collateral is normally not required from the customer. Payments are typically due within thirty days of billing. An allowance for potential credit losses is maintained, and losses have historically been within management’s expectations.

Credit related losses may occur in the event of non-performance by counterparties to financial instruments. Counterparties typically represent international or well established financial institutions.

No one customer represented 10% or more of the Company’s sales for the quarters ended March 31, 2007 and 2006.

Approximately 25.7% of the Company’s labor force (22.0% and 51.0% in the United States and Europe, respectively) is represented by collective bargaining agreements.

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

13	Geographic Information

The Company operates in a single business segment for the development, manufacturing and sales of mechanical power transmission products. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. Net sales to third parties and property, plant and equipment by geographic region are as follows (in thousands):

	Net Sales		Property, Plant and
	Quarter Ended		Equipment
	March 31,		March 31,	December 31,
	2007	2006	2007	2006

North America (primarily U.S.)	$93,179	$84,614	$50,454	$50,673
Europe	35,580	26,230	29,143	29,865
Asia and other	3,947	3,940	1,790	1,849

Total	$132,706	$114,784	$81,387	$82,387

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity, which holds such assets.

The net assets of foreign subsidiaries at March 31, 2007 and December 31, 2006 were $47.7 million and $46.8 million, respectively.

The Company has not provided specific product line sales as our general purpose financial statements do not allow us to readily determine groups of similar product sales.

14.	Commitments and Contingencies

General Litigation

The Company is involved in various pending legal proceedings arising out of the ordinary course of business. None of these legal proceedings is expected to have a material adverse effect on the financial condition of the Company. With respect to these proceedings, management believes that it will prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the financial condition of the Company.

We have been indemnified for certain pre-existing legal and environmental matters for matters prior to acquisition.

15.	Restructuring, Asset Impairment and Transition Expenses

Beginning in the first quarter of 2007, the Company adopted a restructuring program intended to improve operational efficiency by reducing headcount, consolidating its operating facilities and relocating manufacturing to lower cost areas. The restructuring charges for the quarter ended March 31, 2007 were approximately $0.8 million.

The Company’s asset impairment and losses on sales of assets for the manufacturing consolidation program for the first quarter ended March 31, 2007 were $0.1 million. The Company does not expect any additional asset impairment and losses on sale of assets through the completion of this program.

Altra Holdings, Inc.

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

The Company’s total transition expense for the manufacturing consolidation program for the quarter ended March 31, 2007 was approximately $0.7 million. The Company expects to incur during 2007 an additional $0.1 million of transition costs in connection with the completion of this program.

The Company’s total transition expense by major component for the quarter ended March 31, 2007 and costs that are expected to be incurred through the completion of the program, were as follows:

	Costs Incurred	Expected Costs
	through March 31,	through Program
	2007	Completion

Moving and relocation costs	$516	$5
Severance	82	31
Other	86	30

Total expenditures	$684	$66

The following is a reconciliation of the accrued restructuring costs between December 31, 2006 and March 31, 2007:

Balance at December 31, 2006	$—
Restructuring expenses incurred	793
Cash payments	(684)
Non-cash loss on disposal of fixed assets	(109)

Balance at March 31, 2007	$—

16.	Subsequent Events

On April 5, 2007, the Company completed its acquisition of TB Wood’s Corporation (“TB Wood’s”) pursuant to a cash tender offer for all of the outstanding shares of TB Wood’s common stock for $24.80 per share. This was followed by a short form merger (the “Merger”) of Forest Acquisition Corporation, the Company’s indirect wholly-owned subsidiary, with and into TB Wood’s. This resulted in TB Wood’s becoming a wholly-owned subsidiary of the Company. In connection with the merger, all remaining outstanding shares of TB Wood’s common stock (other than those held by shareholders who properly perfect dissenters’ rights under Delaware law), were converted into the right to receive the same $24.80 cash price per share paid in the tender offer (net to the holder without interest and less any required withholding taxes).

In connection with the acquisition of TB Wood’s, on April 5, 2007, Altra Industrial completed a follow-on offering of an aggregate of $105 million of the existing Senior Secured Notes. The additional $105 million has the same terms and conditions as the previously issued Senior Secured Notes.

In connection with the acquisition of TB Wood’s on April 5, 2007, Altra Industrial modified the Revolving Credit Agreement. The interest rate on any outstanding borrowings on the line of credit were reduced to the lenders Prime Rate plus 25 basis points or LIBOR plus 175 basis points. The rate on all outstanding letters of credit were reduced to 1.5% and .25% on any unused availability under the Revolving Credit Agreement. All borrowings under the amended plan must be repaid by November 11, 2010.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of
TB Wood’s Corporation:

We have audited the accompanying consolidated balance sheets of TB Wood’s Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TB Wood’s Corporation and subsidiaries as of December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited schedule II for each of the three years in the period ended December 31, 2006. In our opinion, this schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

/s/  Grant Thornton LLP

Baltimore, Maryland
March 1, 2007

TB WOOD’S CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
(In thousands, except per share and share amounts)

	2006	2005

ASSETS
Current Assets:
Cash and cash equivalents	$877	$3,419
Accounts receivable, less allowances of $494 and $495	17,592	14,827
Inventory	19,668	15,579
Other Current Assets	2,532	3,061

Total Current Assets	40,669	36,886
Property, Plant, and Equipment:
Machinery and equipment	65,232	60,732
Land, buildings, and improvements	20,043	19,684

	85,275	80,416
Less accumulated depreciation	60,523	57,361

Total Property, Plant and Equipment	24,752	23,055

Other Assets:
Goodwill	5,891	5,676
Loan issue costs, net of amortization	1,267	1,564
Other	189	572

Total Other Assets	7,347	7,812

	$72,768	$67,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	9,043	8,465
Accrued expenses	7,838	6,996
Current maturities of long-term debt	4,745	4,138
Deferred income taxes	462	716

Total current liabilities	22,088	20,315
Long-term debt, less current maturities	23,884	25,829
Deferred income taxes	250	91
Commitments and contingencies (Note 8)	—	—
Shareholders’ Equity:
Preferred stock, $.01 par value; 100 shares authorized; no shares issued	—	—
Common stock, $.01 par value; 10,000,000 shares authorized; 5,639,798 issued; and 3,743,486 and 3,703,902 outstanding at December 31, 2006 and December 31, 2005	57	57
Additional paid-in capital	28,947	28,153
Retained earnings	12,538	9,216
Accumulated other comprehensive (loss) income	439	(151)
Treasury stock at cost; 1,896,312 and 1,935,896 shares at December 31, 2006 and December 31, 2005	(15,435)	(15,757)

Total shareholders’ equity	26,546	21,518

	$72,768	$67,753

The accompanying notes are an integral part of these consolidated financial statements.

TB WOOD’S CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands, except per share amounts)

	2006	2005	2004

Net sales	$118,935	$110,897	$101,515
Cost of sales	80,790	77,192	73,792

Gross profit	38,145	33,705	27,723
Selling, general, and administrative expenses	28,641	27,717	28,371
Gain on termination of post-retirement benefit plan (Note 7)	—	—	9,258

Operating income	9,504	5,988	8,610
Interest and other finance costs	(3,628)	(2,319)	(1,585)

Income before income taxes	5,876	3,669	7,025
Income taxes	1,762	1,289	2,407

Net income	$4,114	$2,380	$4,618

Income per share of common stock
Basic:
Net income	$1.10	$0.48	$0.89

Weighted average shares of common stock and equivalents	3,731	4,933	5,164

Diluted:
Net income	$1.05	$0.48	$0.89

Weighted average shares of common stock and equivalents	3,929	4,961	5,166

Consolidated Statements of Comprehensive Income

	2006	2005	2004
	(In thousands)

Net income	$4,114	$2,380	$4,618
Other comprehensive income:
Foreign currency translation adjustment	590	(309)	768

Comprehensive income	$4,704	$2,071	$5,386

The accompanying notes are an integral part of these consolidated financial statements.

TB WOOD’S CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Common	Common	Paid-In	Retained	Comprehensive	Treasury
	Shares	Stock	Capital	Earnings	Income (Loss)	Stock

Balance at January 2, 2004	5,153,553	$57	$26,910	$3,764	$(610)	$(4,703)
Net income		—	—	4,618	—	—
Stock issued for employee benefit plans	19,137	—	—	(46)	—	185
Dividends declared		—	—	(1,393)	—	—
Stock options granted		—	185	—	—	—
Foreign currency translation adjustment		—	—	—	768	—

Balance at December 31, 2004	5,172,690	57	27,095	6,943	158	(4,518)
Net income		—	—	2,380	—	—
Stock issued for employee benefit plans	31,212	—	—	(107)	—	293
Dividends declared		—	—	—	—	—
Treasury stock purchases	(1,500,000)	—	—	—	—	(11,532)
Stock options granted		—	303	—	—	—
Warrants issued		—	755	—	—	—
Foreign currency translation adjustment		—	—	—	(309)	—

Balance at December 31, 2005	3,703,902	57	28,153	9,216	(151)	(15,757)
Net income		—	—	4,114	—	—
Stock issued for employee benefit plans	21,811	—	43	(9)	—	177
Options exercised	17,773	—	42	(108)	—	145
Dividends declared		—	—	(675)	—	—
Stock options granted		—	709	—	—
Foreign currency translation adjustment		—	—	—	590	—

Balance at December 31, 2006	3,743,486	$57	$28,947	$12,538	$439	$(15,435)

The accompanying notes are an integral part of these consolidated financial statements.

TB WOOD’S CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In thousands)

	2006	2005	2004

Cash Flows from Operating Activities:
Net income	$4,114	$2,380	$4,618
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,517	4,765	5,423
Change in deferred income taxes	(80)	(228)	1,755
Stock options and employee stock benefit expense	920	429	270
Gain on termination of post-retirement plan	—	(270)	(9,258)
Other, net	(6)	(247)	(10)
Changes in operating assets and liabilities:
Accounts receivable	(2,765)	(1,474)	714
Inventories	(4,089)	4,839	1,216
Other current assets	529	681	(152)
Accounts payable	578	662	634
Accrued and other liabilities	842	748	(1,010)

Net cash provided by operating activities	4,560	12,285	4,200
Cash Flows from Investing Activities:
Capital expenditures	(5,377)	(3,062)	(2,009)
Proceeds from sales of fixed assets	—	428	69
Other, net	(88)	137	(803)

Net cash used in investing activities	(5,465)	(2,497)	(2,743)
Cash Flows from Financing Activities:
Proceeds from revolving credit facilities	118,401	111,551	37,739
Repayments of revolving credit facilities	(118,334)	(128,794)	(38,870)
Proceeds from term loans	88	12,200	33
Repayments of term loans	(1,618)	(4,395)	(14)
Proceeds from subordinated debt and detachable warrants, net of issue costs	—	14,260	—
Payment of dividends	(675)	—	(1,393)
Proceeds from exercise of stock options	5	—	—
Proceeds from stock issued under employee stock program	74	59	55
Treasury stock purchased	—	(11,591)	—

Net cash used in financing activities	(2,059)	(6,710)	(2,450)
Effect of changes in foreign exchange rates	422	(215)	768

Increase (decrease) in cash and cash equivalents	(2,542)	2,863	(225)
Cash and cash equivalents at beginning of year	3,419	556	781

Cash and cash equivalents at end of year	$877	$3,419	$556

Income taxes paid (refunded), net	$1,632	$245	$22

Interest paid during the year	$3,527	$2,466	$1,564

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)

1.	Nature of Business and Principles of Consolidation

TB Wood’s Corporation and subsidiaries (collectively “TB Wood’s” or the “Company”) is an established designer, manufacturer, and marketer of electronic and mechanical industrial power transmission products that are sold to distributors, domestic and international Original Equipment Manufacturers (OEMs), and end users of industrial equipment. Principal products of the Company include electronic drives, integrated electronic drive systems, mechanical belted drives, and flexible couplings. The Company has operations in the United States, Canada, Mexico, Germany, Italy and India. The accompanying consolidated financial statements include the accounts of TB Wood’s Corporation, its wholly owned subsidiaries, and its majority-owned joint venture. All inter-company accounts and transactions have been eliminated in consolidation.

Prior to fiscal year 2005, the Company’s 52/53-week fiscal year ended on the Friday closest to the last day of December. Effective in 2005, the Company changed to a calendar fiscal year ending on December 31. Fiscal years ended on December 31, 2006, 2005 and 2004 were 52 week fiscal years, and the fiscal year ended January 2, 2004 was a 53 week fiscal year.

2.	Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, and all bond instruments which are readily convertible to known amounts of cash, to be cash equivalents. Cash equivalents of $842 and $1,110 were held in foreign bank accounts of our subsidiaries and joint venture as at December 31, 2006 and 2005 respectively.

Accounts Receivable

The majority of the Company’s accounts receivable are due from selected authorized industrial distributors who resell the Company’s products to OEMs and end users for replacement parts. Accounts receivable potentially subject the Company to concentrations of credit risk. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 days and are stated at amounts due from the customers net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. The Company determines its allowances considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company believes that its allowance for doubtful accounts is adequate to cover any potential losses on its credit risk exposure. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowances for doubtful accounts.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Inventory

Inventories located in the United States are stated at the lower of current cost or market, principally using the last-in, first-out (LIFO) method. Inventories for foreign operations are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Market is defined as net realizable value. Cost includes raw materials, direct labor, and manufacturing overhead. A summary of inventories at December 31, 2006 and 2005 follows:

	2006	2005

Finished goods	$13,709	$11,159
Work in process	3,475	3,452
Raw materials	9,194	7,009

Total inventories at FIFO	26,378	21,620
less LIFO reserve	(6,710)	(6,041)

Total inventories at LIFO	$19,668	$15,579

Approximately 71% and 71% of total inventories at December 31, 2006 and 2005, respectively, were valued using the LIFO method. In the year ended December 31, 2006, the LIFO reserve increased by $669 which increased the Cost of Goods Sold by the same amount. In the year ended December 31, 2005 the LIFO reserve decreased by $41 which decreased the Cost of Goods Sold by the same amount.

The Company writes down inventory for estimated obsolescence or unmarketability equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company depreciates its property, plant, and equipment, including any equipment acquired under the terms of capital leases, principally using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements to property, plant and equipment that extend the useful life of the assets are capitalized while maintenance and repair costs are charged to expense as incurred. The depreciable lives of the major classes of property, plant and equipment are summarized as follows:

Asset Type	Lives

Machinery and equipment	3 - 15 years
Buildings and improvements	10 - 40 years

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Long-Lived Assets, including Goodwill

Goodwill which is deemed to have an indefinite life is subject to an annual impairment test to determine if any adjustment for decline in value is necessary. The Company conducts its impairment tests by reviewing whether events or changes in circumstances have occurred that could indicate that the carrying amount of an asset may not be recoverable and the value of its long-lived assets may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the expected future net cash flows generated by the assets. If the assets are considered to be impaired, the impairment is recognized by the amount by which the carrying amount of the asset exceeds its fair value. A reconciliation of the Goodwill account is as follows:

	Mechanical	Electronics	Total

Goodwill, balance at January 2, 2004	$3,503	$2,151	$5,654
Addition due to earn out payment	94	—	94
Adjustment for impairment	—	(24)	(24)
Change due to foreign currency translation	—	178	178

Goodwill, balance at December 31, 2004	3,597	2,305	5,902
Addition due to earn out payment	67	—	67
Change due to foreign currency translation	—	(293)	(293)

Goodwill balance at December 31, 2005	3,664	2,012	5,676
Change due to foreign currency translation	—	215	215

Goodwill balance at December 31, 2006	$3,664	$2,227	$5,891

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. The Company establishes allowances to cover anticipated doubtful accounts, sales discounts, product warranty, and returns based upon historical experience. Shipping and handling costs charged to customers are included as a component of net sales. Shipping and handling costs incurred in the delivery of products to customers were $6,743, $6,402 and $6,747 for fiscal 2006, 2005 and 2004, respectively, and are included as a component of selling, general and administrative expenses.

Major Customers

The Company’s five largest customers accounted for approximately 32%, 32% and 33% of the Company’s consolidated revenue for fiscal years 2006, 2005 and 2004, respectively. One such customer, an industrial distributor with a large diversified customer base, accounted for approximately 17%, 17% and 14% of the Company’s consolidated revenue for fiscal 2006, 2005 and 2004, respectively. The loss of one or more of these customers could have an adverse effect on the Company’s performance and operations. Foreign and export sales accounted for 30%, 26%, and 27% of total sales in fiscal years 2006, 2005 and 2004, respectively.

Product Warranty

In the ordinary course of business, the Company warrants its products against defect in design, materials, and workmanship over various time periods. Warranty reserve and allowance for product returns are

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

established based upon management’s best estimates of amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

Self-Insurance

The Company’s workers’ compensation insurance policies are high deductible self-insurance programs that have the potential for retrospective premium adjustments based upon actual claims incurred. Insurance administrators assist the Company in estimating the fully developed workers’ compensation liability insurance reserves that are accrued by the Company. In the opinion of management, adequate provision has been made for all incurred claims. At December 31, 2006, the Company’s senior secured lender had issued letters of credit on behalf of the Company totaling $1.8 million to cover incurred but unpaid claims and other costs related to its workers’ compensation liability.

Post Retirement Benefits Obligations

Prior to terminating its post-retirement benefits for healthcare and life insurance in 2004 and 2005, respectively, the Company, in consultation with an actuarial firm specializing in the valuation of postretirement benefit obligations, selected certain actuarial assumptions to base the actuarial valuation of the Company’s post retirement benefit obligation, such as the discount rate (interest rate used to determine present value of obligations payable in the future), initial health care cost trend rate, the ultimate care cost trend rate, and mortality tables to determine the expected future mortality of plan participants. As a result of actions to terminate its post-retirement benefit plans, the Company does not expect that any future costs or cash contributions related to post-retirement benefits for retirees or former employees to be material

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation” and SFAS No. 130, “Reporting Comprehensive Income.” Translation adjustments are included in other comprehensive income. All balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the current exchange rate at the balance sheet date. Statement of operations items are translated at the average foreign currency exchange rates. The resulting foreign currency translation adjustment is recorded in accumulated other comprehensive income (loss). The Company has no other components of comprehensive income (loss). Gains and losses from foreign currency transactions are included in the consolidated statements of income.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of secured short-term and long-term debt amounts approximate their carrying value and are based on their effective interest rates compared to current market rates. The Company’s unsecured subordinated term-debt carries a fixed stated rate. Adjusted for changes in the interest rate for 5 — year U.S. Treasury Bill from the time that the stated rate was determined to December 31, 2006, the current fair value of such securities would be reduced by $0.2 million.

Research and Development Cost

Research and development costs consist substantially of projects related to new product development within the electronics business and are expensed as incurred. Total research and development costs were $2,511 in 2006, $1,947 in 2005, and $2,323 in 2004.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Stock Based Compensation

The Company currently sponsors stock option plans. Prior to January 1, 2006, the Company accounted for these plans under the fair value recognition and measurement provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation.” Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share Based Payment” (SFAS No. 123(R)) using the modified prospective method. The adoption of SFAS No. 123(R) did not have a material impact on our stock-based compensation expense for the year ended December 31, 2006 and it is not expected to have a material impact on our Company’s future stock-based compensation expense. The fair values of the stock awards are determined using an estimated expected life. The Company recognizes compensation expense on a straight-line basis over the period the award is earned by the employee.

Income Taxes

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Net Income Per Share

Basic Earnings Per Share (EPS) is computed by dividing net income by the weighted average shares outstanding. No dilution for any potentially dilutive securities is included in basic EPS. Diluted EPS is computed by dividing net income by weighted average shares and common equivalent shares outstanding. The computation of weighted average shares outstanding for fiscal years 2006, 2005 and 2004 is as follows:

	2006	2005	2004

Common shares outstanding for basic EPS	3,731	4,933	5,164
Shares issued upon assumed exercise of outstanding stock options and warrants	198	28	2

Weighted average number of common and common equivalent shares outstanding for diluted EPS	3,929	4,961	5,166

Outstanding options of 139,567, 649,418, and 675,928 shares for fiscal 2006, 2005 and 2004, respectively, are excluded from the calculation of weighted average shares outstanding because they are anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a more likely than not threshold. FIN No. 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is required to be adopted by the Company at the beginning of fiscal year 2007. The Company is currently evaluating the impact of FIN No. 48 on its consolidated financial statements, but is not yet in a position to make this determination.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in the quantification of a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The Company adopted SAB 108 for its year ending December 31, 2006. The adoption of SAB 108 did not have an impact on the Company’s consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on its results of operations and financial position.

3.	Other Current Assets and Accrued Liabilities

Components of other current assets at December 31, 2006 and 2005 were as follows:

	2006	2005

Refundable foreign value added tax	$812	$970
Maintenance and repair supplies	610	597
Prepaid insurance and deposits	221	505
Prepaid expenses and other	889	989

Total	$2,532	$3,061

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Components of accrued expenses at December 31, 2006 and 2005 were as follows:

	2006	2005

Accrued payroll and other compensation	$2,803	$2,339
Accrued income taxes	1,471	1,672
Accrued workers’ compensation	255	195
Accrued customer rebates	1,178	1,116
Accrued warranty reserves	727	564
Accrued professional fees	452	270
Other accrued liabilities	952	840

Total	$7,838	$6,996

4.	Debt

Debt obligations at December 31, 2006 and December 31, 2005 were as follows:

	2006	2005

Revolving line of credit-secured	$1,102	$1,035
Term Loans — secured	7,305	8,805
Industrial revenue bonds — secured	5,290	5,290
Other revolving and term loans, principally with foreign banks	603	586
Senior Subordinated Notes, net of unamortized discount — unsecured	14,329	14,251

	28,629	29,967
Less current maturities	(4,745)	(4,138)

	$23,884	$25,829

The Company’s effective borrowing rates at December 31, 2006 and 2005 for its debt obligations were approximately 9.93% and 9.49% respectively.

On January 7, 2005, the Company entered into a senior secured loan and security agreement (the “Loan Agreement”) that originally provided for up to an $18.3 million revolving line of credit and two term loans totaling $13.0 million (Term Loan A — $10.0 million and Term Loan B — $3.0 million). The proceeds were used to retire amounts outstanding under the Company’s outstanding revolving line of credit as well as to fund existing letters of credit that support $5.3 million of industrial revenue bonds and certain obligations under various self-insured workers compensation insurance policies. The borrowings under the Loan Agreement are secured by substantially all of the Company’s domestic assets and pledges of 65% of the outstanding stock of the Company’s Canadian, German and Mexican subsidiaries. The Loan Agreement was amended on July 29, 2005 to extend the term for an additional two years through April 2009 and permit the Company to borrow up to $15.0 million under the Security Purchase Agreement described below to fund the purchase of up to 1.5 million shares of outstanding common stock and repay Term Loan B, the outstanding balance of which was approximately $2.0 million.

All borrowings under the Loan Agreement bear variable interest of a margin plus LIBOR or U.S. Prime Rate, and the remaining Term Loan A is repayable in monthly principal installments totaling $0.13 million. The average borrowing rates for the Company’s short-term borrowings under the senior secured credit arrangement at December 31, 2006 and 2005 were 7.86% and 7.97%, respectively. At December 31, 2006, the Company had remaining borrowing capacity of $8.3 million.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Loan Agreement contains restrictive financial covenants that require the Company to comply with certain financial tests including, among other things, maintaining minimum tangible net worth, having a minimum earnings before interest, taxes and depreciation and amortization (EBITDA), and meeting certain specified leverage and operating ratios, all as defined in the Loan Agreement. The Loan Agreement also contains other restrictive covenants that restrict outside investments, capital expenditures, and dividends. The Company was in compliance with the debt covenants at December 31, 2006.

The Company previously borrowed approximately $3.0 million and $2.3 million by issuing Variable Rate Demand Revenue Bonds under the authority of the industrial development corporations of the City of San Marcos, Texas and City of Chattanooga, Tennessee, respectively. These bonds bear variable interest rates (3.77% at December 31, 2006) and mature in April 2024 and April 2022. The bonds were issued to finance production facilities for the Company’s manufacturing operations located in those cities, and are secured by letters of credit issued under the terms of the Company’s senior secured borrowing agreement.

On October 20, 2005, the Company entered into a Securities Purchase Agreement in exchange for the issuance of $15.0 million of senior subordinated notes valued at $14.24 million and detachable warrants, valued at $0.76 million, to purchase 174,000 shares of the Company’s common stock. The senior subordinated notes have a stated rate of 12% (approximate effective rate of 13%), are due on October 12, 2012, and contain customary financial covenants similar to, but less restrictive than the Company’s senior secured bank indebtedness described above. The proceeds from the sale of the notes and detachable warrants were used to acquire 1.5 million shares of the Company’s common stock at a purchase price of $11.25 million, repay approximately $2.0 million of term debt under the Company’s senior secured borrowing agreement, pay $1.0 million of transaction costs related to the stock purchase and related financing transaction, with the balance providing additional working capital.

In addition to the above borrowing arrangements, $0.4 million and $0.5 million were outstanding at December 31, 2006 and 2005, under the terms of an unsecured revolving credit facility and a term loan, each borrowed by the Company’s Italian subsidiary. Interest only was payable on the term loan during 2004, and principal repayments commenced beginning in 2005. The rates for these loans ranged from 1.3% to 3.9%.

Aggregate future maturities of debt as of December 31, 2006 are as follows:

2007	$4,744
2008	1,636
2009	2,400
2010	73
2011	74
Thereafter	20,372

29,300
Less: Unamortized discount	(671)

$28,629

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Income Taxes

The components of the income tax provision (benefit) for fiscal years 2006, 2005, and 2004 are shown below:

	2006	2005	2004

Current:
Federal and state	$(7)	$1,069	$103
Foreign	1,797	448	549

	1,790	1,517	652
Deferred income tax (benefit) provision	(28)	(228)	1,755

Total provision for income taxes	$1,762	$1,289	$2,407

A reconciliation of the provision for income taxes on income before cumulative effect of change in accounting principle at the statutory federal income tax rate to the Company’s tax provision as reported in the accompanying consolidated statements of operations is shown below:

	2006	2005	2004

Federal statutory income tax expense	$1,998	$1,247	$2,388
State income taxes, net of federal income tax benefit	(21)	(115)	211
Foreign taxes, net of related credits	130	473	107
Research and development credits	(135)	(295)	(207)
Change in estimate with respect to federal and state liabilities	(90)	(140)	(143)
Other	(120)	119	51

	$1,762	$1,289	$2,407

In 2006, 2005, and 2004 earnings before income taxes included $3,289, $831, and $952, respectively, of earnings generated by the Company’s foreign operations. No federal or state income tax benefit or provision has been provided on the undistributed earnings of certain of these foreign operations, as the earnings will continue to be indefinitely reinvested. It is not practical to estimate the additional income taxes, including any foreign withholding taxes that might be payable with the eventual remittance of such earnings.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Under SFAS No. 109, deferred tax assets or liabilities at the end of each period are determined by applying the current tax rate to temporary difference between the financial reporting and income tax bases of assets and liabilities. The components of deferred income taxes at December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred income tax liabilities:
Book basis in long-lived assets over tax basis	$(900)	$(839)
LIFO inventory basis difference	(1,260)	(1,426)
Other	—	(17)

Total deferred income tax liabilities	(2,160)	(2,282)
Deferred income tax assets:
Accrued liabilities not currently deductible	762	458
Allowance for doubtful accounts and inventory reserves	460	460
Net operating loss and tax credit carryforwards	175	557
Other	51	—

Total deferred income tax assets	1,448	1,475

Net deferred income tax liability	$(712)	$(807)

As of December 31, 2006, the Company has net operating loss and foreign tax credit carryforwards totaling approximately $142 and $33, respectively. These credits expire beginning 2014 through 2025. The ability of the Company to benefit from the carryforwards is dependent on the Company’s ability to generate sufficient taxable income prior to the expiration dates.

6.	Shareholders’ Equity

The table below summarizes the transactions in the Company’s Common Stock held in the treasury in numbers of shares during fiscal 2006 and 2005.

	2006	2005

Balance at beginning of year, number of shares	1,935,896	467,108
Purchases during the year	—	1,500,000
Transfers to 401(k) Profit Sharing Plan	(11,812)	(19,189)
Transfers to Employee Stock Purchase Plan	(9,999)	(12,023)
Transfers for Exercise of Options	(17,773)	—

Balance at end of year, number of shares	1,896,312	1,935,896

On October 20, 2005, Company accepted for payment 1,500,000 shares of its Common Stock, at a price of $7.50 per share, pursuant to its “Dutch Auction” self-tender offer. The shares of common stock accepted for purchased represent approximately 28.84% of TB Wood’s 5,201,162 shares of common stock then outstanding. The total share purchase price was $11.25 million, together with $0.28 million of transaction cost, and was funded through the issuance of 12% senior subordinated notes in the amount of $15.0 million and detachable warrants to purchase 174,000 shares of the Company’s common stock, valued at $0.76 million.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Benefit Plans

Compensation Plans

The Company maintains a discretionary compensation plan for certain salaried employees that provides for incentive awards based on certain levels of earnings, as defined. In 2006 and 2005, the Company accrued $0.85 million and $0.35 million, respectively, for such incentives, which were paid in 2007 and 2006. No amounts were accrued under the plan in 2004.

Profit-Sharing Plans

The Company maintains a defined contribution 401(k) profit-sharing plan covering substantially all United States employees. Under this plan, the Company, on a discretionary basis, matches a specified percentage of each eligible employee’s contribution and, at the election of the employee, the matching contribution may be in the form of either cash, shares of the Company’s common stock, or a combination thereof. The Company contributed cash of approximately $479, $448, and $302 for fiscal years 2006, 2005 and 2004, respectively, and contributed 11,812 shares of common stock held in treasury in 2006, 19,189 shares in 2005, and 10,290 shares in 2004. During portions of 2003 and 2002, the Company suspended the matching portion. In addition, the Company has a noncontributory profit-sharing plan covering its Canadian employees for which $23, $28, and $24 was charged to expense for fiscal years 2006, 2005, and 2004, respectively.

Employee Stock Purchase Plan

The Company’s Employee Stock Purchase Plan (ESPP) enables employees of the Company to subscribe for shares of common stock on quarterly offering dates, at a purchase price which is the lesser of 85% of the fair value of the shares on either the first or last day of the quarterly period. Pursuant to the ESPP, 9,999 shares were issued to employees during 2006, 12,023 during 2005, and 8,847 during 2004. Employee contributions to the ESPP were $67, $59, and $55 for fiscal years 2006, 2005 and 2004, respectively.

Stock Options

The Company has stock-based incentive compensation plans (the Plans), the purpose of which is to assist the Company in attracting and retaining valued personnel and to encourage ownership of the Company’s common stock by such personnel. The Plans are administered by a committee (the “Committee”) designated by the board of directors. Although the Committee may grant either incentive stock options (ISOs) or nonqualified stock options, as well as shares of common stock in the form of either deferred stock or restricted stock, as defined in the Plans, the Company’s practice with respect to share based payments has been limited to granting nonqualified stock options. The Committee also determines the exercise price and term of the options. The maximum term of an option granted under the Plans shall not exceed ten years from the date of grant. No option may be exercisable sooner than six months from the date the option is granted.

Effective January 1, 2006, the Company adopted SFAS No. 123(R). The Company adopted SFAS No. 123(R), using the modified prospective method. Prior to 2006, our Company accounted for stock option plans and restricted stock plans under the fair value recognition provisions of SFAS No. 123. The adoption of SFAS No. 123(R) did not have a material impact on our stock-based compensation expense for the year ended December 31, 2006, and is not expected to have a material impact on our Company’s future stock-based compensation expense.

The fair value of each option award is estimated on the date of the grant using a Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table. The expected term of the options granted represents the period of time that options granted are expected to be outstanding and is derived by analyzing historic exercise behavior. Volatility was based on the historical volatility of the Company’s stock. The risk-free interest rate for the period matching the expected term of the option is based on the

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

U.S. Treasury yield curve in effect at the time of the grant. The dividend yield is the calculated yield on the Company’s stock at the time of the grant. The following table sets forth information about the weighted-average fair value of options granted during the past three years and the weighted-average assumptions used for such grants:

	2006	2005	2004

Risk free interest rate	4.70%	4.50%	4.40%
Expected lives	10 years	10 years	5 & 10 years
Expected volatility	60.8%	28.8%	30.3%
Dividend yield	4.8%	0.0%	4.3%

The fair value, net of tax, of options granted in 2006, 2005 and 2004 using the Black-Scholes method was $354, $313, and $211, respectively, which is being recognized as expense ratably over the three year vesting period of the options. In addition, during 2006 the Company modified the exercise period for 89,800 options previously awarded to the Company’s former chairman, who left the Company to enter into government service. As a result of this modification, the Company recognized an additional charge for share based payments of $245 in 2006. Total stock-based compensation expense was approximately $703, $303 and $185 in 2006, 2005 and 2004, respectively, and is included in selling, general and administrative expense. As of December 31, 2006, the total of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s plans approximately $599. This cost, which excludes the impact of any future stock-based compensation awards, is expected to be recognized as stock-based compensation expense over a weighted-average period of 1.7 years, however this period could be accelerated as a result of a change of control provision enacted by the Committee in contemplation of the merger transaction described in Note 10.

Stock option activity for the fiscal years 2006, 2005 and 2004 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Shares Subject	Exercise	Contractual Term	Intrinsic
	to Option	Price	(In years)	Value

Options outstanding at January 2, 2004	874,050	$11.73
Granted	187,800	9.75
Canceled	(383,399)	11.91
Exercised	—	—

Options outstanding at December 31, 2004	678,451	11.08
Granted	184,000	7.08
Canceled	(197,000)	12.82
Exercised	—	—

Options outstanding at December 31, 2005	665,451	9.46
Granted	99,000	9.37
Canceled	(88,269)	12.45
Exercised	(57,433)	8.94

Options outstanding at December 31, 2006	618,749	$9.20	6.25	$4,399

Options vested or expected to vest at December 31, 2006	618,749	$9.20	6.25	$4,399

Options exercisable at December 31, 2006	358,383	$9.77	4.75	$2,221

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The aggregate intrinsic value in the above table represents the total pre-tax intrinsic value (the differences between the Company’s closing stock price on the last day of trading in 2006 and the stock option exercise prices, multiplied by the applicable number of in-the-money options) that would have been received by option holders had all such holders exercised their options on December 31, 2006. The aggregate intrinsic value will change based on the fair market value of the Company’s stock.

The aggregate intrinsic value of options exercised during the year ended December 31, 2006 was $221; there were no option exercises in 2005 or 2004. The total income tax benefit recognized in the income statement for share-based compensation arrangements attributable to options exercised in 2006 was approximately $75.

As a result of the merger transaction described in Note 10, due to vesting modifications for all options established by the Committee in the event of a change of control, the Company expects that all issued and outstanding options will vest.

The following table sets forth the range of exercise price, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant dates as of December 31, 2006.

Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number of	Average	Average	Number of	Average
Range of Exercise Price	Shares	Exercise Price	Contractual Life	Shares	Exercise Price

$4.80 - $7.50	146,018	$6.16	10.0 years	61,235	$6.17
$7.51 - $9.00	210,716	$8.08	10.0 years	117,586	$8.24
$9.01 - $11.00	94,782	$9.46	7.80 years	64,892	$9.40
$11.01 - $13.00	119,349	$12.11	5.90 years	80,353	$12.37
$13.01 - $21.00	47,884	$15.58	10.0 years	34,317	$16.00

Total Options Outstanding	618,749			358,383

Postretirement Benefits

The Company does not presently sponsor any post-retirement benefit programs. In the second quarter of 2005, the Company announced to employees that it was discontinuing its sponsorship of an unfunded defined benefit post employment group term life insurance plan that provided life insurance coverage for active employees and retirees. As a result the company recognized a non-recurring termination gain of $270, which was recorded as a reduction of selling, general and administrative expense.

In 2004 the Company terminated its post-retirement healthcare benefit program. As a result, the Company recognized a non-recurring pre-tax gain aggregating $9.26 million. The Company also recorded $3.61 million deferred tax expense arising from the reduction of a previously recognized deferred tax asset associated with these benefits, resulting in a $1.09 increase in earnings per share in 2004 associated with the termination gain. Prior to the termination of the aforementioned benefit plan and resulting non-recurring gain, selling, general and administrative expenses included a net credit reducing such costs by $0.78 million principally relating to the amortization of actuarial gains and deferred credits arising during the operation of the benefit plan.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Commitments and Contingencies

Legal Proceedings

The Company is subject to legal actions arising in the ordinary course of business. In management’s opinion, the ultimate resolution of these actions will not materially affect the Company’s financial position or results of operations.

Environmental Risks

The Company’s operations and properties are subject to federal, state, and local laws, regulations, and ordinances relating to certain materials, substances, and wastes. The nature of the Company’s operations exposes it to the risk of claims with respect to environmental matters. Based on the Company’s experience to date, management believes that the future cost of compliance with existing environmental requirements will not have a material adverse effect on the Company’s operations or financial position.

Operating Lease Commitments

The Company leases warehouse and office space, office equipment, and other items under non-cancelable operating leases. The expense for non-cancelable operating leases was approximately $1,230, $1,289, and $1,304 for fiscal 2006, 2005 and 2004, respectively. At December 31, 2006, future minimum lease payments under non-cancelable operating leases are as follows:

2007	$1,093
2008	877
2009	628
2010	555
2011	517
2012 and thereafter	1,050

$4,720

9.	Business Segment Information

Description of the Types of Products from which each Segment Derives its Revenues

The Company is engaged principally in the design, manufacture, and sale of industrial power transmission products. The products manufactured by the Company are classified into two segments, mechanical business and electronics business. The mechanical business segment includes belted drives and couplings. The electronics business segment includes electronic drives and electric drive systems. Products of these segments are sold to distributors, OEM’s, and end users for manufacturing and commercial applications.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as described in the summary of significant accounting policies. Inter-segment sales are not material.

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Factors Management Used to Identify the Company’s Reportable Segments

The Company’s reportable segments are business units that manufacture and market separate and distinct products and are managed separately because each business requires different processes, technologies, and market strategies. The following table summarizes revenues, operating income, depreciation and amortization, total assets, and expenditures for long-lived assets by business segment for fiscal 2006, 2005, and 2004:

	2006	2005	2004

Sales
Mechanical Business	$79,773	$72,361	$63,732
Electronics Business	39,162	38,536	37,783

	118,935	110,897	101,515

Operating income (loss), exclusive of gain on benefit plan termination
Mechanical Business	7,727	4,885	951
Electronics Business	1,777	1,103	(1,599)

	9,504	5,988	(648)

Depreciation and amortization
Mechanical Business	2,261	2,578	2,884
Electronics Business	1,196	1,158	1,443
Corporate (before divisional allocation)	1,060	1,029	1,096

	4,517	4,765	5,423

Assets
Mechanical Business	45,406	42,097	43,541
Electronics Business	22,786	20,760	22,136
Corporate	4,576	4,896	3,693

	72,768	67,753	69,370

Expenditures for long-lived assets
Mechanical Business	4,158	1,002	1,652
Electronics Business	760	1,398	254
Corporate	459	662	103

	$5,377	$3,062	$2,009

The following table reconciles segment profit to consolidated income before income taxes:

	2006	2005	2004

Total operating profit (loss) for reportable segments	$9,504	$5,988	$(648)
Interest expense	(3,628)	(2,319)	(1,585)
Gain on benefit plan termination	—	—	9,258

Income before income taxes	$5,876	$3,669	$7,025

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table reconciles segment assets to consolidated total assets as of December 31, 2006 and, 2005:

	2006	2005

Total assets for reportable segments	$68,192	$62,857
Corporate fixed assets	4,705	3,739
Interdivision elimination	(129)	1,157

Consolidated total	$72,768	$67,753

Information regarding the Company’s domestic and foreign operations is as follows:

		Long-Lived
	Net Sales	Assets

2006
United States	$87,866	$24,005
Canada	11,113	318
Germany	4,899	2,236
Italy	10,571	574
Mexico	2,978	3,474
India	1,508	36

Consolidated	$118,935	$30,643

2005
United States	$82,402	$22,896
Canada	10,291	308
Germany	4,561	2,024
Italy	9,940	381
Mexico	2,808	3,084
India	900	38

Consolidated	$110,897	$28,731

2004
United States	$74,186	$23,670
Canada	8,937	328
Germany	4,627	2,320
Italy	9,980	674
Mexico	2,878	3,326
India	907	43

Consolidated	$101,515	$30,361

10.	Subsequent Event — Merger Transaction

On February 17, 2007, the Company entered into a merger agreement with Altra Holdings, Inc. and Forest Acquisition Corporation, a wholly owned subsidiary of Altra (collectively “Altra”). Under the terms of the merger agreement, Altra has commenced a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $24.80 per share. The tender offer, which is expected to close in April 2007, is subject to at least 66 2/3% of the shares of TB Wood’s

TB Wood’s Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Corporation (adjusted to take into account the potential exercise of certain securities exercisable for shares of TB Wood’s) being tendered and not withdrawn, as well as other customary tender offer conditions, including, among others, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Mr. Thomas C. Foley, the largest stockholder of TB Wood’s, has entered into a support agreement, dated February 17, 2006, in which he has agreed to tender 1.6 million shares in the Offer, representing approximately 42.5% of the shares of TB Wood’s currently issued and outstanding. The obligations under this agreement terminate in the event the merger is terminated and the payment by TB Wood’s, in certain circumstances, of a termination fee. TB Wood’s also has agreed not to solicit or support any alternative acquisition proposals, subject to customary exceptions for TB Wood’s to respond to an unsolicited “superior proposal”, as defined in the merger agreement, in the exercise of the fiduciary duties of its Board of Directors. In the event the merger is terminated, the Company may be obligated to pay a termination fee of $4.5 million under certain circumstances.

In connection with the merger, TB Wood’s and certain of its subsidiaries have entered into a side letter with its senior subordinated lender dated February 17, 2007. Pursuant to the terms of the side letter, each of AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP has agreed to exercise, at the close of the tender offer, its put rights to cause TB Wood’s and certain of its subsidiaries to prepay the 12% Senior Subordinated Notes due 2012 at the change of control redemption price of 101%, which amounts shall be paid upon consummation of the Merger.

11.	Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth

2006
Sales	$29,419	$29,750	$29,894	$29,872
Gross Profit	9,104	9,495	9,668	9,878
Gross Profit %	30.9%	31.9%	32.3%	33.1%
Net income	642	947	1,294	1,231
Basic net income per share	$0.17	$0.25	$0.35	$0.33
Diluted net income per share	$0.17	$0.24	$0.33	$0.31
Dividends declared and paid per share	—	—	$0.09	$0.09

	First	Second	Third	Fourth

2005
Sales	$27,711	$27,844	$27,673	$27,669
Gross Profit	8,153	8,276	8,254	9,022
Gross Profit %	29.4%	29.7%	29.8%	32.6%
Net income	372	497	565	946
Basic net income per share	$0.07	$0.10	$0.11	$0.20
Diluted net income per share	$0.07	$0.10	$0.11	$0.20
Dividends declared and paid per share	—	—	—	—

The fourth quarter of 2006 included a non-cash charge of $154,000, net of tax, or $0.04 per share resulting from the Company’s decision to allow the former Chairman, who left the Company to enter government service, to retain his rights under his existing option agreements.

TB Wood’s Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	March 30,	December 31,
	2007	2006
(in thousands, except per share amounts)

ASSETS
Current Assets:
Cash and cash equivalents	$2,034	$877
Accounts receivable less allowances of $501 at March 30, 2007 and $494 at December 31, 2006	16,862	17,592
Inventories — Note 2	20,542	19,668
Other current assets	2,518	2,532

Total current assets	41,956	40,669
Property, plant and equipment	85,727	85,275
Less accumulated depreciation	61,583	60,523

Net property, plant and equipment	24,144	24,752
Other Assets:
Goodwill	5,923	5,891
Loan issue costs, net of amortization	1,180	1,267
Other	214	189

Total other assets	7,317	7,347

Total assets	$73,417	$72,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$6,072	$4,745
Accounts payable	8,465	9,043
Accrued expenses	10,401	7,838
Deferred income taxes	506	462

Total current liabilities	25,444	22,088
Long-term debt, less current maturities	23,512	23,884
Deferred income taxes	290	250
Shareholders’ Equity:
Preferred stock, $.01 par value, 100 shares authorized; no shares issued Common stock, $.01 par value, 10,000,000 shares authorized; 5,639,798 issued; 3,769,185 and 3,743,486 outstanding at March 30, 2007 and December 31, 2006	57	57
Additional paid-in-capital	29,153	28,947
Retained earnings	9,675	12,538
Accumulated other comprehensive income	508	439
Treasury stock at cost	(15,222)	(15,435)

Total shareholders’ equity	24,171	26,546

Total liabilities and shareholders’ equity	$73,417	$72,768

The accompanying notes are an integral part of these condensed consolidated financial statements.

TB Wood’s Corporation and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	First Quarter Ended
	March 30,	March 31,
	2007	2006
(in thousands, except per share amounts)

Net sales	$28,970	$29,419
Cost of goods sold	20,009	20,315

Gross profit	8,961	9,104
Selling, general and administrative expense	8,194	7,301

Operating income	767	1,803
Interest expense and other finance costs	864	845

(Loss) income before provision for income taxes	(97)	958
Provision for income taxes	9	316

Net (loss) income	$(106)	$642

TB Wood’s Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	First Quarter Ended
	March 30,	March 31,
	2007	2006
(in thousands)

Cash flows from Operating Activities:
Net (loss) income	$(106)	$642
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,068	1,095
Change in deferred income taxes, net	60	24
Stock options and employee stock benefit expense	143	153
Other	(15)	11
Changes in operating assets and liabilities:
Accounts receivable	730	(2,354)
Inventories	(874)	(874)
Other current assets	14	(204)
Accounts payable	(578)	(1,045)
Accrued and other liabilities	254	(596)

Net cash provided by (used in) operating activities	696	(3,148)
Cash Flows from Investing Activities:
Capital expenditures	(338)	(653)
Other	(1)	14

Net cash used in investing activities	(339)	(639)
Cash Flows from Financing Activities:
Proceeds from revolving credit facilities	28,538	27,404
Repayments of revolving credit facilities	(27,211)	(25,452)
Proceeds from long-term debt	—	15
Repayments of long-term debt	(398)	(315)
Payment of dividends	(339)	—
Issuance of treasury stock	167	64

Net cash provided by financing activities	757	1,716
Effect of changes in foreign exchange rates	43	88

Net increase (decrease) in cash and cash equivalents	1,157	(1,983)
Cash and cash equivalents at beginning of period	877	3,419

Cash and cash equivalents at end of period	$2,034	$1,436

Income taxes paid	$430	$797

Interest paid	$921	$790

The accompanying notes are an integral part of these condensed consolidated financial statements.

TB Wood’s Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except per share amounts)

1.  Basis of Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments consisting of normal recurring adjustments necessary to present fairly the consolidated financial position of TB Wood’s Corporation and Subsidiaries (the “Company”) and the results of their operations and cash flows for the periods presented. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. Certain prior period amounts have been reclassified to conform to the current period presentation.

These financial statements should be read together with the audited financial statements and notes in the Company’s 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full fiscal year.

The Company utilizes a calendar year as the annual period for reporting its financial results. However, interim periods consist of four quarters of 13 weeks each, except for the fourth quarter that ends on December 31.

2.  Inventories and Cost of Goods Sold

The Company uses the last-in, first-out (“LIFO”) method for inventories located in the United States, which represents approximately 72% and 71% of inventories at March 30, 2007 and December 31, 2006 respectively. Inventories for foreign operations are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. An actual valuation of inventory under the LIFO method can only be made at the end of each year based upon the inventory levels and costs at that time. Accordingly, interim LIFO inventory determinations must necessarily be based on management’s estimates of expected year-end inventory levels and costs. Because these are subject to many forces beyond management’s control, interim results are subject to final year-end LIFO inventory valuation adjustments. The major classes of inventories, valued principally using the LIFO method, consisted of the following:

	March 30,	December 31,
	2007	2006

Finished goods	$14,022	$13,709
Work in process	3,492	3,475
Raw materials	9,858	9,194

	27,372	26,378
Less: LIFO Reserve	(6,830)	(6,710)

Inventory value at LIFO	$20,542	$19,668

During the first quarter of 2007, the LIFO reserve was increased by $120, while in the first quarter of 2006 the LIFO reserve increased by $146. Had the Company utilized the FIFO method of accounting for all of its inventories, costs of goods sold would have been lower in 2007 and 2006 by the respective amounts of the aforementioned changes in LIFO reserve.

Shipping and handling costs incurred by the Company to deliver manufactured goods to its customers are not included in costs of goods sold but are presented as an element of selling, general and administrative expense. The Company incurred $1,655 and $1,720 of shipping and handling costs in the first quarters ended March 30, 2007 and March 31, 2006, respectively.

TB Wood’s Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except per share amounts)

3.  Shareholders’ Equity

During the first quarter of 2007 the Company issued 2,830 treasury shares to participants in Company sponsored employee stock purchase and 401(k) retirement plans, and 22,869 treasury shares were issued on exercise of vested stock options.

The Company adopted Financial Accounting Standards Board (FASB) Statement of Accounting Financial Standard (SFAS) No. 123, as amended by SFAS No. 148, to account for stock based compensation cost using the fair value method. During each of the quarters presented, the value of stock based compensation cost has been accounted for using the fair value method at an after tax cost of $57 and $72 for 2007 and 2006 respectively.

4.  Other Comprehensive Income

Total comprehensive (loss) income was as follows:

	Quarter Ended
	March 30,	March 31,
	2007	2006

Net (loss) income	$(106)	$642
Other comprehensive income:
Foreign currency translation adjustments	69	116

Total comprehensive income	$(37)	$758

Accumulated other comprehensive income, net of income tax, is comprised of aggregate currency translation adjustments of $508 and $439 as of March 30, 2007 and December 31, 2006, respectively.

5.  Business Segment Information

The Company’s reportable segments are business units that manufacture and market separate and distinct products and are managed separately because each business requires different processes, technologies and marketing strategies.

	Quarter Ended
	March 30,	March 31,
	2007	2006

Sales:
Mechanical Segment	$19,683	$20,115
Electronics Segment	9,287	9,304

	$29,970	$29,419

Operating income (loss):
Mechanical Segment	$740	$1,876
Electronics Segment	27	(73)

	$767	$1,803

TB Wood’s Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except per share amounts)

	Quarter Ended
	March 30,	March 31,
	2007	2006

Depreciation and amortization:
Mechanical Segment	$575	$560
Electronics Segment	222	269
Corporate	271	266

	$1,068	$1,095

Expenditures for long-lived assets:
Mechanical Segment	$203	$451
Electronics Segment	76	158
Corporate	59	44

	$338	$653

	March 31,	March 31,
	2006	2006

Assets:
Mechanical Segment	$45,956	$42,931
Electronics Segment	23,243	21,030
Corporate	4,218	4,702

	$73,417	$68,663

The Company measures its business segments at the operating income level, and therefore does not allocate interest and other finance costs to determine pre-tax income on an operating segment basis.

6.  Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB No. 109” (“FIN 48”) at the beginning of fiscal 2007, which resulted in a decrease of approximately $2.3 million to the December 31, 2006 retained earnings balance. FIN 48 provides a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

As of the date of adoption, the Company’s unrecognized tax benefits totaled approximately $3.3 million, of which $3.3 million, if recognized, would favorably affect its effective tax rate in future periods. The Company recorded an increase of its unrecognized tax benefits of less than $0.1 million for the quarter ended March 30, 2007, all of which, if recognized, would favorably affect its effective tax rate in future periods.

The Company and its subsidiaries file consolidated and separate income tax returns in the U.S. federal jurisdiction as well as in various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities in all of these jurisdictions. With the exception of certain foreign jurisdictions, the Company is no longer subject to income tax examinations for years before 2003 in these major jurisdictions.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense in our condensed consolidated statements of income. At the date of adoption, the Company had $1.1 million of accrued interest and penalties.

TB Wood’s Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except per share amounts)

7.  Subsequent Events

On April 5, 2007, Forest Acquisition Corporation, a wholly-owned subsidiary of Altra Industrial Motion Inc., completed its acquisition of TB Wood’s Corporation pursuant to a cash tender offer for all of the outstanding shares of TB Wood’s common stock for $24.80 per share. This was followed by a short form merger (the “Merger”) of Forest Acquisition Corporation, with and into TB Wood’s. Following the completion of the merger, TB Wood’s became a wholly-owned subsidiary of the Altra Industrial Motion Inc. In connection with the merger, all remaining outstanding shares of TB Wood’s common stock (other than those held by shareholders who properly perfect dissenters’ rights under Delaware law), were converted into the right to receive the same $24.80 cash price per share paid in the tender offer (net to the holder without interest and less any required withholding taxes). In connection with this transaction, the Company incurred approximately $1.1 million of transaction related costs that are included in selling, general and administrative expenses for the quarter ended March 31, 2007.

Hay Hall Holdings Limited
Independent Auditors’ Report

To the Shareholders of Hay Hall Holdings Limited

Hay Hall Holdings Limited
Group Headquarters
Hay Hall Works
134 Redfern Road
Tyseley
Birmingham
B11 2BE

We have audited the accompanying consolidated balance sheet of Hay Hall Holdings Limited as of December 31, 2005 and the related consolidated profit and loss account and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hay Hall Holdings Limited at December 31, 2005, and the results of its consolidated profit and loss account and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those followed in the United States, as described in Note 28 to the financial statements.

/s/ BDO Stoy Hayward LLP

Chartered Accountants
Birmingham, United Kingdom

8 June 2006

Consolidated Profit and Loss Account
For the year ended 31 December 2005

		Year Ended
		31 December
	Notes	2005
		£’000

Turnover	2	39,262
Operating costs less other income	3	(37,924)

Operating profit	4	1,338
Interest receivable		56
Interest payable	5	(1,286)
Other financial income		107

Profit on ordinary activities before taxation		215
Tax on profit on ordinary activities	8	(292)

		(77)
Minority interests		—

(Loss) profit for the financial period		(77)

All the group’s turnover and operating profit were derived from continuing activities.

The accompanying notes are an integral part of this profit and loss account.

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 December 2005

Year Ended
31 December
2005
£’000

(Loss) profit for the financial period	(77)
Profit (loss) on foreign currency translation	118
Actuarial (losses) gains on retirement benefit scheme	(2,148)

Total recognised gains and losses relating to the period	(2,107)

Consolidated Balance Sheet
31 December 2005

	Notes	2005
		£’000

Fixed assets
Goodwill	9	2,593
Tangible assets	10	6,131
Investments	11	19

		8,743
Current assets
Stocks	12	8,659
Debtors	13	7,537
Cash at bank and in hand		2,207

		18,403
Creditors: Amounts falling due within one year	14	(13,673)

Net current assets		4,730

Total assets less current liabilities		13,473

Financed by:
Creditors: Amounts falling due after more than one year Obligations under finance leases and hire purchase contracts	15	513
Borrowings	16	9,185
Pension obligations	25	3,573

		13,271

Capital and reserves
Called-up share capital	18	2,130
Profit and loss account	19	(1,928)

Shareholders’ funds	20	202

Minority interests	21	—

		13,473

The accounts were approved by the board of directors on 8, June 2006 and signed on its behalf by:

D Wall

The accompanying notes are an integral part of this consolidated balance sheet.

Company Balance Sheet
31 December 2005

	Notes	2005
		£’000

Fixed assets
Investments	11	2,280

Creditors: Amounts falling due after more than one year	14	(150)

Total assets less current liabilities		2,130

Financed by:
Capital and reserves
Called-up share capital	18	2,130
Profit and loss account	19	—

Shareholders’ funds	20	2,130

The accounts were approved by the board of directors on 8 June 2006 and signed on its behalf by:

D Wall

The accompanying notes are an integral part of this balance sheet.

Cash Flow Statement
For the period ended 31 December 2005

		Year Ended
		31 December
	Notes	2005
		£’000

Net cash inflow from operating activities	22	2,789
Returns on investments and servicing of finance
Interest received		56
Interest paid — HP and finance lease		(26)
Interest paid — other interest		(1,129)

Net cash outflow for returns on investments and servicing of finance		(1,099)

Taxation
Tax paid		(186)

Net cash outflow for taxation		(186)

Capital expenditure
Purchase of tangible fixed assets		(680)
Sale of tangible fixed assets		8

Net cash outflow for capital expenditure		(672)

Acquisition and disposals
Purchase of subsidiary undertaking		(288)
Net cash acquired with subsidiary undertakings		42
Purchase of investments		(5)

Net cash outflow for acquisition and disposals		(251)

Cash outflow before financing		581

Financing
Capital element of finance lease rental payments		(178)
New loans		238
Repayment of loans		(1,007)

Net cash (outflow) inflow from financing		(947)

Decrease in cash in the period	23	(366)

The accompanying notes are an integral part of this consolidated cash flow statement

Notes to Accounts

1	Accounting policies

The principal accounting policies are set out below. They have all been applied consistently throughout the period.

a) Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards. The Group has adopted the full accounting requirements of FRS17 — Retirement Benefits in the 2005 accounts and comparative figures for 2004 have been restated accordingly. The change in accounting policy had the effect of increasing group profits after tax for the year by £75,000, and decreasing group shareholders’ funds by £2,069,000.

b) Accounting period

The financial statements cover the period for the year ended 31 December 2005.

c) Basis of consolidation

The Group accounts consolidate the accounts of Hay Hall Holdings Limited and its material subsidiary undertakings drawn up to 31 December. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method.

As permitted by Section 230 of the Companies Act 1985, no profit and loss account is presented in respect of Hay Hall Holdings Limited. The retained profit for the financial period of the parent company was £Nil.

d) Goodwill

Goodwill arising on acquisitions is capitalised and written off on a straight line basis over its useful economic life which is a maximum of twenty years. Provision is made for any impairment.

e) Tangible fixed assets

Tangible fixed assets are shown at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land, at rates calculated to write off the cost, less estimated residual value, of fixed assets on a straight-line basis over their expected useful lives, as follows:

Freehold buildings	2% to 3 1/3% per annum
Improvements to short leasehold premises	Over term of lease
Plant and machinery and equipment	4% to 33 1/3% per annum

Residual value is calculated on prices prevailing at the date of acquisition or revaluation.

Where depreciation charges are increased following a revaluation, an amount equal to the increase is transferred annually from the revaluation reserve to the profit and loss account as a movement on reserves. On the disposal or recognition of a provision for impairment of a revalued fixed asset, any related balance remaining in the revaluation reserve is also transferred to the profit and loss account as a movement on reserves.

f) Investments

Fixed asset investments are shown at cost less provision for impairment.

Notes to Accounts — (Continued)

g) Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes materials, direct labour and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

h) Taxation

Corporation tax payable is provided on taxable profits at the current rate. Payment is made in certain cases by group companies for group relief surrendered to them.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to see the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacements assets are sold.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associates.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

i) Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on foreign currency borrowings, to the extent that they hedge the group’s investment in such operations, are dealt with through reserves. All other exchange differences are included in the profit and loss account.

j) Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the

Notes to Accounts — (Continued)

interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

k) Turnover

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales related taxes.

l) Pension costs

Contributions to the group’s defined contribution pension scheme are charged to the profit and loss account in the year in which they become payable.

The difference between the fair value of the assets held in the group’s defined benefit pension scheme and the scheme’s liabilities measures on an actuarial basis using the projected unit method are recognised in the group’s balance sheet as a pension asset or liability as appropriate. The carrying value of any resulting pension scheme asset is restricted to the extent that the group is able to recover the surplus either through reduced contributions in the future or through refunds from the scheme. The pension scheme balance is recognised net of any related deferred tax balance.

Charges in the defined benefit scheme asset or liability arising from factors other than cash contribution by the group are charged to the profit and loss account or the statement of total recognised gains and losses in accordance with FRS17 ‘Retirement benefits’.

m) Finance costs

Finance costs of debt and non-equity shares are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount. Where the finance costs for non-equity shares are not equal to the dividends on these instruments, the difference is also accounted for in the profit and loss account as an appropriation of profits.

n) Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting year and reduced by payments made in the year.

2	Turnover

Turnover relates to the Group’s principal activities as described in the directors’ report. An analysis of turnover by geographical destination for the year ended 31 December 2005 is as follows:

2005
£’000

UK	12,348
Rest of Europe	8,471
Americas	14,086
Rest of the World	4,357

39,262

Notes to Accounts — (Continued)

Turnover by origin is as follows:

2005
£’000

UK	30,050
Rest of Europe	700
USA	7,192
Africa	1,320

39,262

3	Operating costs less other income

2005
Continuing
Operations
£’000

Change in stocks of finished goods and work in progress	607
Other operating income	54
Raw materials and consumables	(14,438)
Other external charges	(7,317)
Staff costs	(15,631)
Depreciation and Amortisation	(1,200)

(37,924)

4	Operating profit

Operating profit is stated after charging:

2005
£’000

Depreciation of tangible fixed assets	1,075
Amortisation of goodwill	125
Auditors’ remuneration for audit services	71
Operating lease rentals — plant and machinery	113
— other	473

Amounts payable to BDO Stoy Hayward LLP in respect of non-audit services were £23,000. Auditors’ remuneration for audit services charged to the company profit and loss account of Hay Hall Holdings Limited was £Nil.

5	Interest payable and similar charges

2005
£’000

Bank loans and overdrafts	1,079
Finance leases and hire purchase contracts	26
Amortisation of loan issue costs	181

1,286

Notes to Accounts — (Continued)

6	Staff costs

The average monthly number of employees (including executive directors) was as follows:

2005
Number

Works employees	349
Staff	199

548

Their aggregate remuneration comprised:

2005
£’000

Wages and salaries	13,969
Redundancy costs	55
Social security costs	1,328
Other pension costs	279

15,631

7	Directors’ remuneration

The directors did not receive any remuneration from the company during the period.

8	Tax on profit on ordinary activities

The tax charge (credit) comprises:

2005
£’000

Current tax
UK corporation tax at 30%	5
Overseas tax	215

220
Deferred tax (see note 17)
Origination and reversal of timing differences	72

Total tax on profit on ordinary activities	292

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

2005
£’000

Profit on ordinary activities before tax	215

Tax on profit on ordinary activities at standard UK corporation tax rate of 30%	65
Effects of:
Expenses not deductible for tax purposes	6
Depreciation in excess of capital allowances	125
Other timing differences	24

Current tax charges for period	220

Notes to Accounts — (Continued)

9	Goodwill

Group	£’000

Cost
Beginning of year (as previously reported)	745
Prior year adjustment	1,604

Beginning of year (as restated)	2,349
Goodwill on acquisition in the year (note 11)	399

End of year	2,748

Amortisation
Beginning of year (as previously reported)	(10)
Prior year adjustment	(20)

Beginning of year (as restated)	(30)
Charge for the year	(125)

End of year	(155)

Net book value
End of year	2,593

Beginning of year (as restated)	2,319

10	Tangible fixed assets

	Freehold	Short	Plant,
	Land and	Leasehold	Machinery &
Group	Buildings	Buildings	Equipment	Total
	£’000	£’000	£’000	£’000

Cost or valuation
Beginning of year	1,579	218	10,331	12,128
Acquisitions	—	—	13	13
Additions	—	—	672	672
Disposal	—	(132)	(395)	(527)
Exchange adjustment	—	2	173	175

End of year	1,579	88	10,794	12,461

Depreciation
Beginning of year	212	114	5,405	5,731
Acquisitions			4	4
Charge for the year	30	34	1,003	1,067
Disposal		(132)	(391)	(523)
Exchange adjustment			51	51

End of year	242	16	6,072	6,330

Net book value
Beginning of year	1,367	104	4,926	6,397

End of year	1,337	72	4,722	6,131

Notes to Accounts — (Continued)

The net book value of tangible fixed assets includes an amount of £629,000 in respect of assets held under finance leases and hire purchase contracts. The related depreciation charge on these assets for the year was £78,000.

Freehold land and buildings include land of £400,000 which has not been depreciated.

Company

The company does not have any tangible fixed assets.

11	Fixed asset investments

	2005
	Group	Company
	2005	2005
	£’000	£’000

Subsidiary undertaking	—	2,280
Investments	19	—

	19	2,280

Notes to Accounts — (Continued)

Investment in subsidiary undertaking

The company has an investment in the following subsidiary undertaking:

	Country of
	Registration	Holding	%

The Hay Hall Group Limited	England	Ordinary	85
		Preference	82
		B Preference	84
		C Preference	100
The subsidiary undertaking has investments in the following companies:
Trading companies
Matrix International Limited	England	Ordinary	100
Inertia Dynamics Inc	USA	Ordinary	100
Matrix International GmbH	Germany	Ordinary	100
Bibby Transmissions Limited	England	Ordinary	100
Huco Engineering Industries Limited	England	Ordinary	100
Twiflex Limited	England	Ordinary	100
Bibby Turboflex (SA) (Pty) Limited	South Africa	Ordinary	100
Scandicom AB	Sweden	Ordinary	100
Saftek Limited	England	Ordinary	100
Holding companies
Bibby Group Limited	England	Ordinary	100
Huco Power Transmissions Limited	England	Ordinary	100
MEL Holding Inc	USA	Ordinary	100
Non trading companies
Turboflex Limited	England	Ordinary	100
Matrix Engineering Limited	England	Ordinary	100
Hay Hall Leicester Limited	England	Ordinary	100
Stainless Steel Tubes Limited	England	Ordinary	100
Hay Hall Tyseley Limited	England	Ordinary	100
T&A Nash (Penn) Limited	England	Ordinary	100
Motion Developments Limited	England	Ordinary	100
Hay Hall Trustees Limited	England	Ordinary	100
Turboflex (South Africa) (Pty) Limited	South Africa	Ordinary	100
Torsiflex Limited	England	Ordinary	100
Dynatork Air Motors Limited	England	Ordinary	100
Dynatork Limited	England	Ordinary	100

The principal activity of all the above operating companies was the design and manufacture of industrial power transmission components.

The group has an investment in the following associated undertaking.

	Country of
	Registration	Holding	%

Rathi Turboflex Pty Limited	India	Ordinary	50

Notes to Accounts — (Continued)

The investment in the associated undertaking is not material therefore it has not been included in the consolidated results of the group.

Acquisition of subsidiary undertaking

On 1 August 2005 the company acquired 100% of the issued share capitals of Dynatork Air Motors Limited and Dynatork Limited. The following table sets out the identifiable assets and liabilities acquired and their book and fair value:

Book and
Fair Value
£’000

Tangible fixed assets	13
Stocks	25
Debtors	56
Creditors	(6)
Taxation	(41)
Cash acquired	42

89
Goodwill (note 9)	399

488

Satisfied by:
Cash	288
Deferred consideration	200

488

Dynatork Air Motors Limited earned a profit after taxation of £48,000 in the year ended 31 March 2005. The summarised profit and loss account for the period from 1 April 2005 to 31 July 2005, shown on the basis of the accounting policies of Dynatork Air Motors Limited prior to the acquisition, are as follows:

Profit and Loss Account
£’000

Turnover	144
Cost of sales	(43)

Operating profit	101
Finance charges (net)	—

Profit on ordinary activities before taxation	101
tax on profit on ordinary activities	(20)

Profit for the financial period	81

Notes to Accounts — (Continued)

On 30 September 2004 the company acquired the majority of the issued share capital of The Hay Hall Group Limited, a company based in Birmingham. The following table sets out the identifiable assets and liabilities acquired and their book and fair value:

		Book and
		Fair Value
		£’000
		(As restated)

Investments		10
Tangible fixed assets		6,563
Stocks		7,309
Debtors		8,728
Creditors		(7,074)
Overdrafts acquired		(5,206)
Loans		(8,280)
Obligations under finance leases and hire purchase contracts		(515)
Pension obligations		(1,604)

		(69)
Goodwill (note 9) (as previously reported)	745
Prior year adjustment	1,604	2,349

		2,280

Satisfied by:
Cash		150
Issue of shares		2,130

		2,280

The calculation of goodwill above has been restated following the adoption of FRS17 — Retirement Benefits. This has resulted in the inclusion of the book value of Pension obligations in the amount of £1,604,000 as set out in note 25.

12	Stocks

2005
£’000

Group
Raw materials and consumables	1,668
Work in progress	1,848
Finished goods and goods for resale	5,143

8,659

There is no material difference between the balance sheet value of stocks and their replacement cost.

Company

The company held no stocks at either year end.

Notes to Accounts — (Continued)

13	Debtors

	2005
	Group	Company
	£’000	£’000

Amounts falling due within one year:
Trade debtors	6,792	—
VAT	262	—
Taxation recoverable	11	—
Deferred tax debtor	83	—
Prepayments and accrued income	389	—

	7,537	—

14	Creditors: Amounts falling due within one year

	2005
	Group	Company
	£’000	£’000

Bank loans and overdrafts (secured)	5,668	—
Trade creditors	4,531	—
Amounts due to group undertakings		150
Corporate tax payable	353	—
Other taxation and social security	437	—
Obligations under finance leases and hire purchase contracts	233	—
Accruals	2,451	—

	13,673	150

The bank loans and overdrafts are secured by fixed and floating charges over the assets of the subsidiary undertakings.

15	Creditors: Amounts falling due after more than one year

	2005
	Group	Company
	£’000	£’000

Obligations under finance leases and hire purchase contracts	331	—
Deferred consideration	182	—
Amounts due to subsidiary undertaking	—	150

	513	150

Finance leases

2005
£’000

Amounts payable:
— Within one year	233
— between one and two years	163
— between two and five years	168

564

Notes to Accounts — (Continued)

Deferred consideration

Deferred consideration of £200,000 is due in respect of the acquisition during the year of Dynatork Air Motors Limited, of which £182,000 is due after more than 1 year. The rate of payment of the deferred consideration is dependent upon the value of sales made of the company’s product range subsequent to the acquisition and is payable bi-annually commencing on 31 January 2006.

16	Creditors: Amounts falling due after more than one year

	2005
	Group	Company
	£’000	£’000

Senior loans	9,185	—

The senior loans were at variable rate and were repayable in varying installments. The loans were secured on the assets of the principal subsidiary and its subsidiary undertakings.

Analysis of borrowings

Loans were repayable by installments and not wholly within five years. Amounts due at 31 December were payable as follows:

2005
Group
£’000

Amounts payable:
— within one year	1,200
— between one and two years	1,200
— between two and five years	7,985

10,385
Loan issue costs not amortised	—

10,385

In accordance with Financial Reporting Standard 4, the carrying value of the loans is shown net of issue costs of which £181,000 has been charged to the profit and loss account in the year.

On 10 February 2006 all of the loans were repaid in full following the acquisition of the company by the Warner Electric (U.K.) Group.

Notes to Accounts — (Continued)

17	Provisions for liabilities and charges

	2005
	Group	Company
	£’000	£’000

Deferred tax
At beginning of period	131	—
On acquisitions	—
Charged to the profit and loss account	(72)	—
Differences on exchange	(12)	—
Offset against pension obligations	32
Transferred to debtors	(83)	—

At end of period	—	—

The deferred tax provision comprises:
Accelerated capital allowances	(8)	—
Other timing differences	91	—

	83	—

The group also has losses of £761,000, giving a deferred tax asset of £228,000 which is unprovided. This deferred tax asset has not been recognised on the basis that it is unlikely to be utilised in the foreseeable future.

18	Called-up share capital

2005
£’000

Authorised
2,600,000 ordinary shares of £1 each	2,600

Allotted, called-up and fully-paid
2,130,370 ordinary shares of £1 each	2,130

19	Reserves

Profit and
Loss Account
£’000

Group
Beginning of year (as restated)	179
Retained loss for the period	(77)
Profit on foreign currency translation	118
Actuarial losses on pension scheme	(2,148)

End of year	(1,928)

Company
Beginning and end of period	—

Notes to Accounts — (Continued)

20	Reconciliation of movements in shareholders’ funds

	2005
	Group	Company
	£’000	£’000

(Loss) Profit for the financial period	(77)	—
Issue of share capital	—	—
Profit (Loss) on foreign currency translation	118	—
Actuarial losses on pension scheme	(2,148)	—

Net (reduction in) addition to shareholders’ funds	(2,107)	—
Opening shareholders’ funds	2,309	2,130

Closing shareholders’ funds	202	2,130

21	Minority interests

2005
£’000

At 1 January 2005 (as restated)	—
Profit on ordinary activities after taxation for the year	—

At 31 December 2005	—

On 10 February 2006 the Company acquired the remaining shares in The Hay Hall Group Limited that it did not previously own with the result that The Hay Hall Group Limited became a 100% owned subsidiary at that date.

22	Reconciliation of operating profit to operating cash flows

2005
£’000

Operating profit	1,338
Depreciation and amortisation charges	1,200
(Increase) in stocks	(841)
Decrease in debtors	392
Decrease in creditors	700

Net cash inflow from operating activities	2,789

23	Analysis and reconciliation of net debt

	At Start	Cash		Exchange	At End
	of Year	Flow	Acquisition	Adjustment	of Year
	£’000	£’000	£’000	£’000	£’000

Cash in hand, at bank	1,958	207	42	—	2,207
Overdrafts	(3,853)	(615)	—	—	(4,468)

	(1,895)	(408)	42		(2,261)

Debt due after one year	(9,583)	645	—	(247)	(9,185)
Debt due within one year	(1,200)	—	—	—	(1,200)

Net debt	(12,678)	237	42	(247)	(12,646)

Notes to Accounts — (Continued)

2005
£’000

Decrease in cash in the year	(366)
Cash inflow (outflow) from (decrease) increase in debt	398

Change in net debt resulting from cash flows in the year	32
Net debt at start of year	(12,678)

Net debt at end of year	(12,646)

24	Guarantees and other financial commitments

a) Capital commitments

At the end of the period, capital commitments were:

2005
£’000

Group
Contracted but not provided for	—

Company

The company had no capital commitments at the period end.

b) Operating lease commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and	Plant and
	Buildings	Machinery
	2005	2005
	£’000	£’000

Group
Expiry date
— within one year	5	51
— between one and two years	168	65
— between two and five years	281	52

	454	168

Company

The Company did not have any commitments at the period end.

c) Other commitments

Other commitments extant at the year end were as follows:

2005
£’000

Group
Trade guarantees	79
HM Customs and Excise	36

Notes to Accounts — (Continued)

Company

Cross guarantees between the Group companies are in place to guarantee the Group’s borrowings.

25	Pension arrangements

Composition of the Scheme

The Hay Hall Group Limited, the Company’s principal subsidiary, operates a defined benefit scheme in the UK. A full actuarial valuation was carried out at 05 April 2003 and updated to 31 December 2005 by a qualified actuary. The major assumptions used by the actuary were:

At 31 December 2005

Rate of increase in pensions in payment (where increases are not fixed)	2.65%
Discount rate	5.00%
Inflation assumption	2.75%

The scheme also holds assets and liabilities in respect of defined contribution benefits. As at 31 December 2005, the liabilities and matching assets have a value of £1,935,900 and are excluded from the following figures.

Contributions to defined contribution schemes in the year were £279,000.

The assets in the scheme and expected rates of return were:

	Long Term Rate
	of Return
	Expected at	Market Value at
	31 December	31 December
	2005	2005
		£000

Equities	8.00%	11,366
Bonds	4.70%	15,656
Cash	4.10%	155

Total market value of assets		27,177
Present value of scheme liabilities		32,281
(Deficit) surplus in the Scheme		(5,104)
Related deferred tax asset (liability)		1,531
Net pension liability		(3,573)

31 December 2005
£000

Analysis of the amount charged in operating profit
Current service cost	—
Past service cost	—
Curtailment (gain)/loss	—

Total Operating Charge	—

Analysis of the amount credited to other finance income
Expected return on pension scheme assets	1,571
Interest on pensions scheme liabilities	(1,464)

Net return	107

Notes to Accounts — (Continued)

31 December 2005
£000

Analysis of amount recognised in statement of total recognised gains and losses (STRGL)
Actual return less expected return on scheme assets	1,777
Experience gains and losses arising on the scheme liabilities	(334)
Changes in assumptions underlying the present value of the scheme liabilities	(4,511)

Actuarial (loss) gain recognised in STRGL	(3,068)

Movement in (deficit) during the period
Deficit in scheme at beginning of the period	(2,143)
Movement in the period:
Current service cost	—
Contributions	—
Past service cost	—
Curtailments gain/(loss)	—
Other finance income	107
Actuarial loss	(3,068)

(5,104)

History of experience gains and losses
Actuarial less expected return	1,777
7%
Experience gain on the liabilities	(334)
(1)%
Total amount recognised in the STRGL	(3,068)
(10)%

26	Subsequent Events

On 10 February 2006 the Company and the majority of its trading subsidiaries were acquired by Warner Electric (U.K.) Group Limited, a company incorporated in England, which is a subsidiary of Altra Industrial Motion, Inc., a company incorporated in the U.S.

27	Related Party Disclosures

On 10 February 2006 the company was acquired by Warner Electric (U.K.) Group Limited, a company incorporated in England. With effect from this date the company’s ultimate parent company is Altra Industrial Motion, Inc., a company incorporated in the U.S.

28	Summary of differences between accounting principles in the United Kingdom and the United State of America

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differs in certain respects from accounting principles in the United States of America (“US GAAP”).

Notes to Accounts — (Continued)

The following are the adjustments to net income and shareholders’ funds determined in accordance with UK GAAP, necessary to reconcile to net income and shareholders’ funds determined in accordance with US GAAP.

	Notes	2005
		£’000

Net (loss) income in accordance with UK GAAP		(77)
Goodwill	a	125
Tangible assets	b	7

Net (loss) income in accordance with US GAAP		55

Shareholders’ funds in accordance with UK GAAP		202
Goodwill	a	155
Tangible assets	b	(268)

Shareholders’ funds in accordance with US GAAP		89

(a)	Goodwill Amortization

Under UK GAAP, goodwill is recorded at its actual cost in sterling, or at the original foreign currency amount translated at the exchange rate applying on the acquisition date. Goodwill is then held in the currency of the acquiring entity at historic cost and amortized at a rate calculated to write off its value on a straight-line basis over its estimated useful life, which is currently considered to be twenty years. Furthermore, goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

Under US GAAP, goodwill is not amortized but rather tested at least annually for impairment. Furthermore, goodwill is denominated in the functional currency of the acquired entity. Consequently, the goodwill is retranslated at each period end at the closing rate of exchange.

(b)	Tangible Assets

Under UK GAAP, certain assets may be revalued, while under US GAAP, they are shown as historical cost.

1.	Balance sheet and profit and loss account presentation

General

The format of a balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. UK GAAP requires assets to be presented in ascending order of liquidity whereas US GAAP assets are presented in descending order of liquidity. In addition, current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP, such assets are classified as non-current assets.

2.	Consolidated statement of cashflow

The consolidated statement of cash flow prepared under UK GAAP presents substantially the same information as that required under US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand, deposits repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and Cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes bank overdrafts.

Notes to Accounts — (Continued)

Under UK GAAP, cash flows are presented separately for operating activities, equity dividends, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are presented, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance, with the exception of servicing of members’ finance, are included as operating.

The following statements summarize the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash and short term deposits under UK GAAP.

2005
£’000

Net cash provided by operating activities	1,504
Net cash used by investing activities	(923)
Net cash provided by financing activities	(947)

Net decrease in cash and cash equivalents	(366)
Cash and cash equivalents under US GAAP at beginning of the period	(1,895)
Cash and cash equivalents under US GAAP at end of the period	(2,261)

Cash and cash equivalents under UK GAAP at end of the period	(2,261)

11,000,000 Shares

Altra Holdings, Inc.

Common Stock

PROSPECTUS

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June 20, 2007